BAKER HUGHES

2007 Annual Report To Stockholders



Global Growth.
Local Performance.

Keys to Success

- People contributing to their full potential.
- Delivering unmatched value to our customers.
- Being cost-efficient in everything we do.
- Employing our resources effectively.

Our Core Values

Integrity – We believe integrity is the foundation of our individual and corporate actions. We are accountable for our actions, successes and failures.

Teamwork – We believe teamwork leverages our individual strengths. We willingly share our resources as we work toward common goals.

Performance – We believe performance excellence will differentiate us from our competitors. We work hard, celebrate our successes and learn from our failures.

Learning – We believe a learning environment is the way to achieve the full potential of each individual and the company.



India

In India, Baker Hughes focused on deepwater offshore markets off both west and east coasts to substantially increase its business in directional drilling, logging-while-drilling, and wireline logging, as well as liner hanger and completion systems.

Saudi Arabia

Baker Hughes' drilling, evaluation and completion technology has enabled Saudi Aramco to pursue an aggressive strategy of using horizontal and multilateral wells to achieve maximum contact with the reservoir and increase recovery from new and existing fields.

Qatar

Baker Hughes' strengths in drilling and completing large diameter wells helped operators in Qatar develop the country's substantial natural gas reserves. Intelligent Well Systems™ technology was applied to produce two zones from a deep oil well.

Malaysia

Baker Hughes investments to provide high-end services for deepwater fields resulted in new business, including a large directional drilling project for an international operator. An advanced drilling fluids laboratory began operations, and fiber optic permanent well monitoring systems were installed in two wells.

Angola

Advanced drill bit, rotary steerable and formation evaluation technologies supported deepwater drilling operations, as the oilfield chemical business expanded in Cabinda and on the Kizomba project. Initial application of new well remediation fluid dramatically improved production on two wells.

Completion and Production Segment

Baker Oil Tools



Baker Oil Tools provides industry-leading well completion and intervention solutions that improve efficiency, reduce risk and optimize production. A comprehensive product line includes liner hanger and packer systems, sand control technology, horizontal completion solutions, Intelligent Well Systems™ and tools and services for fishing, re-entry, remediation and stimulation operations.

Baker Petrolite



Baker Petrolite provides chemical technology and services for hydrocarbon production, transportation and processing. For upstream customers, engineered chemical programs address oil/water separation, corrosion, gas-well dewatering and other production problems. For downstream customers, chemicals and technical services enhance plant processes, manage water treatment, and help ensure pipeline integrity.

Centrilift



Centrilift is a leading provider of electrical submersible pump (ESP) systems for artificial lift, as well as web-based well monitoring services. New technologies include pump systems for harsh downhole environments, and systems that address subsea production, oil sands and coalbed methane applications.

ProductionQuest



ProductionQuest helps customers maximize recovery from both new and mature fields. The unit provides permanent monitoring, chemical automation, and Intelligent Well Systems™ to optimize production. It also delivers project management services that integrate technologies from all Baker Hughes divisions to meet client needs.

International Growth

Russia



Baker Hughes revenues in Russia nearly doubled in 2007 as a new country-management structure took effect. Highlights included sidetracking services in Western Siberia, new orders for ESP systems and chemical services, a growing wireline business and extended reach drilling records on Sakhalin Island.

Libya

As international companies re-enter the Libyan oilfields, Baker Hughes is positioned to serve the near-term exploration market with drilling and logging services while helping Libyan customers maximize production from mature fields with re-completion and artificial lift systems.



Algeria

In Algeria, Baker Hughes built on its strong position in standard products lines like drill bits, directional drilling, coring, wireline and completions to introduce higher-end technology. A large drilling optimization project opened new opportunities in the country's gas-rich southwestern region.

Brazil

A major drilling and evaluation project with Petrobras resulted in substantial growth, supported by investment in people, technology and a new operations facility. Innovative ESP subsea booster systems were successfully deployed in three deepwater fields.





Drilling and Evaluation Segment

Baker Atlas



Baker Atlas provides wireline-conveyed well logging, data analysis and perforating services for formation evaluation, production and reservoir management. Baker Atlas is a technology leader in wellbore imaging, wireline formation testing and fluid sampling, and magnetic resonance logging services.

Hughes Christensen



Hughes Christensen is the leader in Tricone™ and PDC drill bits, ream-while-drilling and casing drilling technology. Hughes Christensen application and design engineers work with customers to provide the best drill bit for the application to continuously improve drilling performance.

INTEQ



INTEQ provides real-time services to help oil companies drill more efficiently, evaluate geologic formations, and place wells in productive zones within the reservoir. Important technologies include automated rotary steerable directional drilling systems, high performance drilling motors, and integrated logging-while-drilling assemblies.

Baker Hughes Drilling Fluids



Baker Hughes Drilling Fluids provides fluids systems and services that help optimize the drilling and completion processes, maximize hydrocarbon production and manage drilling waste. Leading technologies include environmentally compliant water-based and synthetic-based mud systems and remediation fluids that can restore productivity from damaged wells.



Infrastructure To be a worldwide leader, we need a global presence, with the infrastructure and resources to serve both mature and emerging markets. Our goal is to deliver the right equipment and in-depth support to help our customers find hydrocarbons and maximize recovery from their reservoirs. We have demonstrated our commitment to supporting our customers' operations around the world by opening new facilities in every region. And we will continue to invest to leverage opportunities and make our business grow.



Technology New technology differentiates Baker Hughes as a leader in providing reliable products and services for oil and gas wells. Our technology begins with engineering, and it is driven by the passion of specialists creating superior tools and integrated systems to solve the toughest oilfield challenges. Our experts apply this technology to deliver unmatched results during the drilling, evaluation, completion and production processes. During the year, we increased our investments in research and engineering while significantly expanding our fleet of field equipment to serve customers worldwide.



People People make the difference at Baker Hughes. Our team is made up of motivated professionals who are experts in their fields, are accountable for their actions, and who bring the highest level of integrity to everything they do. Working in a high performance culture, they produce results for our customers and create value for stockholders. We continue to invest in recruiting, training and development of the diverse workforce that will sustain our growth and build our global future.

Additional information about the company is available on our website at http://investor.bakerhughes.com/annual

Selected Financial Highlights

(In millions, except per share amounts)	Year Ended December 31, 2007	2006	2005	2004	2003
As Reported:					
Revenues	**$ 10,428.2**	$ 9,027.4	$ 7,185.5	$ 6,079.6	$ 5,233.3
Operating income	**2,277.8**	1,934.3	1,233.4	816.4	557.0
Income from continuing operations	**1,513.9**	2,398.6	874.4	525.3	175.8
Income before cumulative effect of accounting change	**1,513.9**	2,419.0	879.3	528.6	134.5
Net income	**1,513.9**	2,419.0	878.4	528.6	128.9
Per share of common stock:					
Income from continuing operations:					
Basic	**$ 4.76**	$ 7.26	$ 2.58	$ 1.57	$ 0.52
Diluted	**4.73**	7.21	2.56	1.57	0.52
Net income:					
Basic	**$ 4.76**	$ 7.32	$ 2.59	$ 1.58	$ 0.38
Diluted	**4.73**	7.27	2.57	1.58	0.38
Dividends	**0.52**	0.52	0.48	0.46	0.46
Number of shares:					
Outstanding at year end	**315.4**	319.9	341.5	336.6	332.0
Average during year	**318.0**	330.6	339.4	333.8	334.9
Reconciliation from As Reported to operating profit:					
Income from continuing operations	**$ 1,513.9**	$ 2,398.6	$ 874.4	$ 525.3	$ 175.8
Non-operational items, net of tax[1]	**–**	(1,035.2)	–	–	150.1
Operating profit after tax[2]	**$ 1,513.9**	$ 1,363.4	$ 874.4	$ 525.3	$ 325.9
Per share of common stock:					
Operating profit after tax:					
Basic	**$ 4.76**	$ 4.12	$ 2.58	$ 1.57	$ 0.97
Diluted	**4.73**	4.10	2.56	1.57	0.97
Cash, cash equivalents and short-term investments	**$ 1,054.4**	$ 1,103.7	$ 774.0	$ 319.0	$ 98.4
Working capital	**3,837.7**	3,345.9	2,479.4	1,738.3	1,210.5
Total assets	**9,856.6**	8,705.7	7,807.4	6,821.3	6,416.5
Total debt	**1,084.8**	1,075.1	1,087.9	1,162.3	1,484.4
Stockholders' equity	**6,305.6**	5,242.9	4,697.8	3,895.4	3,350.4
Total debt/equity ratio	**17%**	21%	23%	30%	44%
Number of Employees (thousands)	**35.8**	34.6	29.1	26.9	26.5

Note: The above excludes the results of Baker SPD, Baker Hughes Mining Tools, BIRD Machine, EIMCO Process Equipment, and our oil producing operations in West Africa, all discontinued businesses.

(1) Includes gain on sale of our interest in affiliate, restructuring charges and reversals and impairment of investment in affiliate. Additional information of each item can be found on our website at *www.bakerhughes.com/investor*.

(2) Operating profit after tax is a non-GAAP measure comprised of income from continuing operations excluding the impact of certain non-operational items. We believe that operating profit after tax is useful to investors because it is a consistent measure of the underlying results of our business. Furthermore, management uses operating profit internally as a measure of the performance of our operations.

2007 Revenues by Region


Canada, 5%
Asia Pacific, 9%
Middle East, 10%
Russia, Caspian, 6%
USA, 36%
Africa, 9%
Europe, 15%
Latin America, 10%

Total Revenues
2005–2007, by Quarter
(In millions)


$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2005
2006
2007

Total Operating Profit After Tax Per Share (Diluted)
2005–2007, by Quarter


$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0
2005
2006
2007

Total Debt
2005–2007, by Quarter
(In millions)


$1,200
$1,000
$800
$600
$400
$200
$0
2005
2006
2007

To Our Stockholders



Chad C. Deaton

In the fourth year of the current growth cycle, Baker Hughes achieved record revenues, exceeding $10 billion for the first time, while also earning its highest annual operating profit. We are pleased with the progress we have made in growing our business in key geographic markets, particularly in the Eastern Hemisphere, which contributed $879 million in incremental revenue during the year. At the same time, market growth in North America slowed as natural gas inventories reached record high levels and changes in the Canadian royalty structure discouraged drilling activity.

In 2008, we will continue to grow globally. To drive growth in 2007, we invested in infrastructure at our technology centers and in operations facilities in emerging markets; in technology, through increased Research & Engineering spending and capital expenditures for rental equipment; and in people, both through recruiting and development programs.

We also understand the need to optimize our organization for improved profitability in an increasingly competitive market.

Record Financial Results

Baker Hughes had revenues of $10.4 billion in 2007, up from $9.03 billion in 2006. Our operating profit was $1.514 billion or $4.73 per diluted share, compared to $1.363 billion or $4.10 per diluted share in 2006.

For the full year in 2007, the company's net income was $1.514 billion or $4.73 per diluted share, compared to $2.419 billion or $7.27 per diluted share in 2006, which included a $1.035 billion after tax gain from the sale of our 30% interest in the Western Geco seismic business to Schlumberger Ltd.

Capital investment of $1.127 billion in 2007 was up 22% from $922 million in 2006. Of the total investment, 49% was devoted to rental tools and equipment in global operations, 12% was used to build new facilities as part of our worldwide expansion, and 39% was spent on expanding engineering and manufacturing capacity.

Baker Hughes also repurchased 6.4 million shares of common stock in 2007, at an average price of $81.25, for a total of $521.5 million. At the end of 2007, the company had authorization remaining to repurchase approximately $824.0 million in common stock. On December 31, 2007, Baker Hughes had 315.4 million shares outstanding and $1.054 billion in cash and short-term investments.

Segment Results

Drilling and Evaluation revenues were $5,293 million in 2007, up 14% from $4,661 million in 2006. Operating profits before tax of $1,396 million in 2007 were 12% higher than the $1,242 million for this segment in 2006. Highest growth was achieved by the directional drilling, logging-while-drilling and wireline logging product lines at INTEQ and formation evaluation product line at Baker Atlas. Drilling and Evaluation segment pre-tax operating margin was 26% for 2007 and 27% in 2006.

Completion and Production revenues grew by 18% to $5,135 million in 2007 from $4,367 million in 2006. The segment's operating profits in 2007 were $1,112 million, up 18% from $942 million in 2006. The pre-tax operating margin for both 2007 and 2006 was 22%. Growth in the Completion and Production segment is consistent with the industry's increased emphasis on maximizing recovery from oil and natural gas reservoirs. Our completions and electrical submersible pump (ESP) product lines at Baker Oil Tools and Centrilift, respectively, had the highest growth rates, while the specialty chemical business at Baker Petrolite also achieved steady gains. The ProductionQuest production optimization business unit, which was formed in 2006, achieved solid revenue growth in 2007.

Regional Performance

In 2007, Baker Hughes continued to implement our strategy of increasing our presence and growing our business in key countries where the long-term growth potential is the highest. In 2005, we organized our operations into four geographic regions to

Baker Hughes achieved record revenues, exceeding $10 billion for the first time, while also earning its highest annual operating profit. We are pleased with the progress we have made in growing our business in key geographic markets, which contributed $879 million in incremental revenue during the year.

have a consistent approach in each market across our product lines and to place decision-making authority closer to our customers. This organization, in combination with our significant investments in infrastructure, equipment and people, resulted in significant growth in our targeted markets.

Latin America

Revenues in the Latin America region, which includes Mexico, Central and South America, increased 20% in 2007 to $990 million from $827 million in 2006.

Increased business in Brazil, where revenues were up 65% for the year, was the most important factor in the region's growth during the year. A significant project to provide high-end directional drilling and logging-while-drilling services to Petrobras in its Marlim Sul and Roncador deepwater fields started up during the year. To support this activity, Baker Hughes built a new, larger facility at the Macaé service base, invested in field equipment and hired and trained 134 local engineers and technicians.

Also in Brazil, Centrilift has applied its advanced ESP subsea booster system technology to help Petrobras produce efficiently from its Jubarte, Espadarte and Golfinho deepwater fields.

Baker Hughes also gained business in Colombia through increased industry activity and Mexico through increased market share. Revenue in Venezuela was up slightly during the year even though international oil companies were re-evaluating their positions in the country in light of contract revisions imposed by the government and the national oil company.

Europe, Africa, Russia, Caspian

Revenue in the Europe, Africa, Russia, Caspian (EARC) region was $3,066 million for 2007, up 24% from $2,473 million in 2006. While the North Sea and other European markets still accounted for about 50% of the region's revenues during the year, a major contributor in the region's growth during the year was an 80% increase in revenue in Russia.

In late 2006, Baker Hughes placed all its operations in Russia under the leadership of a senior Baker Hughes executive in the role of President, Baker Hughes Russia. Though it was a departure from the Baker Hughes divisional business model, the country management structure was considered the most effective way for us to operate in the Russian market. To support the new organization, Baker Hughes increased its investment in facilities, equipment and people in Russia. Subsequently, Baker Hughes has provided services for all the major Russian production associations and national companies, including Gazprom and Rosneft, as well as international companies operating in the country.

During the year, Baker Hughes gained integrated project management business, serving a national oil company on nine rigs with sidetracking services using drill bits, directional drilling and measurement-while-drilling technology, as well as casing exit and completion equipment and services. Our Russian operations also received orders for INTEQ directional drilling services, sand control completions, and Centrilift ESP systems for horizontal wells in the newly developed Vankor field in Eastern Siberia. Our production optimization experts from Baker Oil Tools and ProductionQuest installed two Intelligent Well Systems in the Valdelp field in Western Siberia. Hughes Christensen began servicing a drill bit management program for TNK-BP's Orenburg, Nyagan and Samotlor business units. The Russian wireline logging and perforating business grew rapidly in Western Siberia and from Sakhalin Island, with services conducted both by Baker Atlas and our ONGF subsidiary. In addition, Baker Petrolite gained production chemical business in Siberia and in the Arctic region.

In Astrakhan in southern Siberia, Baker Hughes Russia helped Gazprom and its drilling subsidiary Burgas drill a well below 13,000 feet, through difficult formations where vertical drilling is extremely challenging. Baker Hughes provided integrated operations on the project, which included INTEQ's VertiTrak™ vertical drilling system, Baker Hughes Drilling Fluids PERFORMAX™ and

This Annual Report to Stockholders, including the letter to stockholders from Chairman Chad C. Deaton, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "will," "expect," "should," "scheduled," "plan," "aim," "ensure," "believe," "promise," "anticipate," "could" and similar expressions are intended to identify forward-looking statements. Baker Hughes' expectations regarding these matters are only its forecasts. These forecasts may be substantially different from actual results, which are affected by many factors, including those listed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Items 1A and 7 of the Annual Report on Form 10-K of Baker Hughes Incorporated for its year ended December 31, 2007. The use of "Baker Hughes," "our," "we" and similar terms are not intended to describe or imply particular corporate organizations or relationships.

Latin America »

Centrilift demonstrated that its ESP technology can create value in subsea applications with the successful startup of booster systems in three of Brazil's deepwater fields.



INTEQ expanded operations significantly in Brazil as it began operations on a major deepwater directional drilling and LWD contract. INTEQ is drilling and evaluating complex horizontal wells using AutoTrak™ rotary steerable systems and advanced measurements like the TesTrak™ formation pressure tester.





Deepwater activity in Brazil contributed to Baker Hughes growth in Latin America.

Drilling and Evaluation revenues were up 14% in 2007 compared to 2006, and operating profits were 12% higher as pre-tax operating margins averaged 26% for the year. Highest growth was achieved by the directional drilling, logging-while-drilling and wireline logging product lines.

PENETREX™ mud systems, and Hughes Christensen's Genesis™ ZX technology PDC drill bits.

Finally, INTEQ helped Exxon Neftegas Limited drill the world's longest Extended Reach Drilling (ERD) well from Sakhalin Island, using the AutoTrak system and a full range of logging-while-drilling services to reach a total depth of 37,014 feet. In early 2008, INTEQ helped ExxonMobil break this record with an extended reach well of 38,322 feet, and Baker Oil Tools installed a record-length liner to complete the well.

Baker Hughes also made gains in Africa during 2007, with significant growth in Algeria, Libya, Equatorial Guinea and Angola. In Algeria, INTEQ gained a six-rig integrated service contract to provide well engineering, as well as tools and services in a new gas field in the southwestern region of Algeria. In Libya, Baker Hughes gained market share by providing products and services to serve the emerging exploration market while helping Libyan oil companies maximize production from mature fields. In Equatorial Guinea, Baker Oil Tools performed more than 50 frac pack well completions using its Modular Stimulation Vessel technology.

In Angola, Baker Hughes Drilling Fluids scored a significant success by providing MICRO-WASH™ remediation fluid to significantly restore productivity from two deepwater wells where oil based drilling fluids had impeded flow from the reservoir. This technology has strong prospects for 2008 as its use in additional wells is planned in West Africa and the Middle East.

Middle East, Asia Pacific

Baker Hughes' revenues in the Middle East, Asia Pacific (MEAP) region increased 17% during the year, reaching $2,015 million, up from $1,729 million in 2006. This growth was paced by activity in Saudi Arabia, Qatar, China, India and Malaysia.

We are excited about opportunities to expand our business in the Middle East, and our focus on this market showed positive results in 2007.

Saudi Arabia has been leading growth for Baker Hughes in the Middle East, with activity increasing rapidly and revenue nearly tripling since 2005. Baker Hughes technology has enabled Saudi Aramco to pursue an aggressive strategy of applying horizontal wells to achieve "maximum reservoir contact" and maximize production from new and existing fields. Our drill bit technology, rotary steerable systems, logging-while-drilling, remote operations centers and high performance fluid systems have been applied on up to 30 rigs simultaneously in the Kingdom.

Baker Oil Tools has applied a wide range of completion equipment in Saudi Arabia, including Intelligent Well Systems in multilateral wells and high-pressure, high-temperature completion strings for deep gas wells. Our EQUALIZER™ inflow control device for horizontal wells has been installed in nearly 200 miles of horizontal hole in the country, helping maximize oil recovery and limit water production.

In Qatar, revenues increased 58% from 2006, as Baker Hughes applied drilling, formation evaluation and completion technologies to help develop the country's significant natural gas reserves.

In China, Baker Hughes provided technology and service for extended reach drilling and sand control completions for both international and national oil companies offshore in Bohai Bay and the South China Sea. Success on these ongoing projects helped Baker Hughes gain work onshore for a national oil company. Excellent performance in geosteering a horizontal well in the Jidong field helped establish an agreement to provide ongoing services in the area. INTEQ also introduced its VertiTrak™ vertical drilling system to drill difficult formations onshore China.

Baker Hughes' business in India increased 29% in 2007 compared to 2006, as our operations serviced ONGC, Reliance and other operators in deepwater markets.

In Malaysia, revenues climbed 86% from 2006 as we provided drilling fluids to deepwater rigs, INTEQ began a 50-well directional drilling project for Talisman Malaysia, Baker Atlas delivered high-end logging services, and

Latin America Revenues
2005–2007, by Quarter
(In millions)


$300
$250
$200
$150
$100
$50
$0
2005
2006
2007

Completion and Production revenues grew 18% and the segment's operating profits also were up 18% from 2006. Rapid growth in the Completion and Production segment is consistent with the industry's increased emphasis on maximizing recovery from oil and natural gas reservoirs.

Europe, Africa, Russia, Caspian Revenues
2005–2007, by Quarter
(In millions)


$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
2005
2006
2007

ProductionQuest installed fiber optic well monitoring systems in two wells for the national oil company.

North America

North America remains our largest region. Revenues of $4,358 million in 2007 were up 9% compared to $4,000 million in 2006.

The average North America rotary rig count was essentially flat from 2006 to 2007 at 2,111 rigs. While the total U.S. rig count was up 7%, the average offshore rig count dropped 19% year to year, ending the year at 64 rigs. Historically high gas storage levels slowed the growth in natural gas-directed drilling, while high oil prices prompted an increase in drilling for oil.

Baker Hughes participated in unconventional gas development activities by drilling and completing horizontal wells in the Barnett and Woodford shale plays in North Texas and Oklahoma. Business for Baker Petrolite and Centrilift was generally strong throughout North America as demand for their production-related products and services grew despite a flat rig count. In the Rocky Mountains, Baker Petrolite foamer treatments and Centrilift pump technology were utilized to remove water from gas wells to enable them to produce efficiently.

In the Gulf of Mexico, Baker Hughes participated in the deepwater market with a wide range of services. Baker Hughes Drilling Fluids introduced its new RHEO-LOGIC™ synthetic based system on wells as deep as 29,500 feet. Baker Oil Tools installed several Intelligent Well Systems including five at water depths greater than 8,000 feet. Centrilift provided ESP systems for subsea boosters and riser lift systems in waters up to 8,960 feet deep.

Development drilling activity in Canada dropped significantly in 2007, as the Alberta government imposed higher royalties and the average rig count fell 27% from 2006 levels. In response, Baker Hughes adjusted its operating structure and staffing levels, and relocated key personnel to other markets, while preserving our ability to respond when activity rebounds. Baker Petrolite's business in the Canadian tar sands grew as the division provided chemicals and services for Steam Assisted Gravity Drainage (SAGD) and oil mining operations.

Investing in Infrastructure

As a leading global service company, Baker Hughes recognizes the need to invest for growth in three areas: infrastructure, technology and people.

We are investing in our infrastructure to establish and reinforce our global presence and to support our engineering and manufacturing programs.

In 2007, we invested $130 million in new and upgraded facilities. During the year, we added or expanded 25 operations facilities in 12 countries, including a major support base in Macaé, Brazil. In Dubai, we recently opened a new complex that includes our Middle East, Asia Pacific region headquarters, our Eastern Hemisphere Education Center, a Middle East operations office and repair facility, and a well screen manufacturing plant.

We also have completed the first phase of our Center for Technology Innovation in Houston, a world-class facility focused on the development of completion and production technologies. The center has unique capabilities for testing well completion components at extremely high pressures and temperatures. During the year, we also expanded our technology center in Celle, Germany and added manufacturing capacity for our completions product lines in the United States.

Our investment in infrastructure will continue through 2008 as we build our global platform for accelerated growth in 2009 and beyond.

Investing in Technology

As a key element in our growth strategy, we also increased our investment in technology during the year. Research and Engineering (R&E) spending in 2007 was $372 million, up 10% from $339 million in 2006. More than 60% of R&E activity was directed at new product development. Baker Hughes teams also conducted joint research projects

Europe, Africa, Russia and the Caspian »

Baker Hughes Drilling Fluids applied its MICRO-WASH™ remediation fluid to restore significant oil production from two damaged wells in Angola.



INTEQ helped Exxon Neftegaz Limited set the world record for the deepest extended reach well, drilling a hole with a measured depth of more than seven miles from the Yastreb rig on Sakhalin Island, Russia. On the Sakhalin I project, Baker Hughes has drilled 13 of the world's 15 longest extended reach wells.




BAKER
HUGHES

A Baker Atlas logging crew arrives on location in Siberia.

Middle East and Asia Pacific »

INTEQ has provided advanced directional drilling services and Baker Oil Tools has delivered sand control completions on hundreds of wells in China's Bohai Bay and South China Sea. Hughes Christensen drill bits have set drilling records offshore China and have helped Baker Hughes penetrate the competitive onshore market.

Baker Oil Tools has installed nearly 200 miles of horizontal completions using EQUALIZER™ systems in Saudi Arabia, assuring consistent production over long horizontal wells.









INTEQ began a large directional drilling project offshore Malaysia in 2007

In 2007, Baker Hughes continued to implement our strategy of increasing our presence and growing our business in key countries where the long-term growth potential is the highest. Our regional organization and our investments in infrastructure, equipment and people resulted in significant growth in our targeted markets.

with major customers, including Shell, BP, StatoilHydro, Chevron, Eni and Saudi Aramco.

Of our total capital expenditures of $1.127 billion in 2007, $443 million was devoted to field equipment to upgrade and expand our ability to serve our customers. For example, we added new small-diameter rotary steerable systems for slimhole horizontal wells, advanced formation imaging and logging-while-drilling systems, new wireline logging systems and modular pumping units for gravel pack completions.

We continue to seek acquisitions to expand our technology portfolio, especially in the areas of reservoir analysis and production management.

Investing in People

Baker Hughes' workforce grew rapidly in 2006, adding 5,500 employees in an effort to take advantage of new market opportunities. In 2007, the company continued to recruit and hire employees, but at a slower pace, so that we added 1,200 employees to the company by year end.

In 2006 and 2007, we have made a considerable investment in training and developing these new employees. In addition to expanded classroom and online training for virtually every technical discipline, we invested in programs to identify and develop young leaders. Our Engineering Development Program, a two-week program for newly hired engineers, had conducted 34 sessions by year end, instructing 680 graduates from 42 countries about the oil and gas industry and Baker Hughes. Of the total, 13% were female engineers; we are working to increase the number of women in our technical work force. Our Cornerstone programs for supervisors and managers have involved more than 1,600 employees in leadership and management training during 2007.

Baker Hughes also has established a technical career ladder for engineers and scientists who want to pursue careers as individual contributors in their fields. This program is designed to develop and retain creative minds whose contributions are critical to the company's future.

In 2007, we also implemented a consistent, web-enabled performance management system across the enterprise to provide a formal approach to creating and maintaining a high performance culture.

Our succession planning process, established in 2004, proved effective at filling key positions during the year, including a group president and three division presidents. We also named 10 operations and marketing vice presidents at the divisions, including two women.

Settlement with DOJ and SEC

In April 2007, Baker Hughes reached parallel settlements with the United States Department of Justice (DOJ) and the Securities and Exchange Commission (SEC) to resolve the investigations, disclosed in 2002 and 2003, into Baker Hughes' operations in Angola, Kazakhstan and Nigeria. The total payments to settle these investigations were $44.1 million, for which the company recorded a reserve in the fourth quarter of 2006.

The company entered into a Consent Judgment with the SEC and a Deferred Prosecution Agreement with the DOJ, under which the government will not further prosecute the company for these activities if the company meets the condition of the agreement for two years. The company has hired an independent monitor to oversee its compliance activities for a three-year period.

Since the commencement of these investigations in 2002, Baker Hughes has cooperated fully with the SEC and DOJ. We conducted our own rigorous investigation and we have openly shared our findings with these agencies. The acts which resulted in these enforcement actions were contrary to our Core Values, our policies and our expectations for ethical behavior. The company has terminated employees and commercial agents that it believes were directly involved. In addition, we have further strengthened the compliance culture within the company by making extensive improvements and enhancements to our compliance program.

Middle East, Asia Pacific Revenues
2005–2007, by Quarter
(In millions)


$600
$500
$400
$300
$200
$100
$0
2005
2006
2007

Most industry forecasts project that the world's hydrocarbon demand will grow by more than 50% in the next 20 years. To satisfy this growing energy need, oil and gas companies will require the innovation and technologies from companies like Baker Hughes to meet the technical challenges of finding and producing hydrocarbons from new and existing reservoirs.

North America Revenues
2005–2007, by Quarter
(In millions)


$1,200
$1,000
$800
$600
$400
$200
$0
2005
2006
2007

The significant steps we have taken over the past few years to strengthen our global compliance program will play an important role in reinforcing this company's strong reputation for integrity and ethical behavior.

For example, all management employees and employees working in financial roles have undergone required training regarding business ethics and legal compliance, with particular emphasis on meeting the requirements of the Foreign Corrupt Practices Act (FCPA). In addition, we launched a global "Completely Compliant" campaign to remind all Baker Hughes employees of their obligation to comply with all policies, laws and health, safety and environmental requirements.

Now that we have settled the investigations with the DOJ and SEC, we are able to pursue acquisitions, and refocus on implementing our strategy for growth and profitability. At the same time, the Deferred Prosecution Agreement and the costs associated with the independent monitor and rigorous compliance program will have an ongoing impact on our business.

Optimizing the Organization

The Baker Hughes business model has been based on strong product line divisions focused on providing specific products and services to our customers. In 2005, we enhanced this approach by establishing two segments and by aligning our global operations into four consistent regions with management teams closer to our customers. In 2007, we took several other steps to optimize the organization to improve bottom-line results and sustain growth.

To strengthen management visibility over global operations, I asked our Group Presidents, David Barr and Martin Craighead, to each take financial responsibility for two of our operating regions in addition to overseeing their product line segments. David will provide leadership for the Middle East, Asia Pacific region and the Europe, Africa, Russia, Caspian region and will office in Dubai for six months of each year. Martin will lead the North America and Latin America regions.

Our finance function was reorganized so that division finance vice presidents now report directly to the chief financial officer instead of the business unit presidents to improve efficiency and consistency and to enhance our ability to comply with accounting regulations.

After a six-month evaluation, we restructured our Human Resources organization to provide stronger direction from the corporate center and to shift resources to support region operations.

Late in the year, we named a new president for our ProductionQuest business unit and expanded its production optimization role to include responsibility for integrated services. Previously, our integrated operations and project management group was focused primarily on well construction activities. With our customers' increasing emphasis on maximizing recovery from existing fields, there is a growing demand for production-related project management, as well.

In 2008, we will balance our investment in growth with a renewed effort at cost management, keeping a tight reign on administrative costs and discretionary spending. We will manage our headcount to match activity, and we will continue to develop our local work force internationally to control costs and to increase our local content in countries where we do business. We expect our Eastern Hemisphere Education Center in Dubai to have a strong positive impact by improving our ability to train and develop employees from emerging markets.

Outlook

Looking ahead, the global fundamentals for the upstream oil and gas industry remain strong. Most industry forecasts project that the world's hydrocarbon demand will grow by more than 50% in the next 20 years. To satisfy this growing energy need, oil and gas companies will increase their spending on exploration, development and production. They will require the innovation and technologies from companies like Baker Hughes to meet the technical challenges of finding and

North America »

Baker Petrolite made steady gains in North America, obtaining new contracts for its FATHOM™ deepwater flow assurance programs in the Gulf of Mexico and providing innovative FOAM™ solutions for dewatering gas wells in the Rocky Mountains. In Canada, Baker Petrolite pursued the tar sands market with treatments used during oil mining and SAGD operations.



Baker Oil Tools Intelligent Well Systems helped a major independent produce oil efficiently from five wells in more than 8,000 feet of water in the Gulf of Mexico.





INTEQ introduced new coiled tubing drilling technology for re-entry drilling in Oklahoma and the Texas Panhandle.



The Baker Hughes executive management team includes (left to right): David H. Barr, Vice President and Group President, Completion and Production; Peter A. Ragauss, Senior Vice President and Chief Financial Officer; Chad C. Deaton, Chairman, President and Chief Executive Officer; Alan R. Crain, Senior Vice President and General Counsel; Didier Charreton, Vice President, Human Resources; and Martin S. Craighead, Vice President and Group President, Drilling and Evaluation.

producing hydrocarbons from new and existing reservoirs.

While the long-term projections for E&P spending are strong, we expect the growth rate to moderate this year. In North America, for example, we expect a modest increase in activity in 2008 as strong drilling activity has brought natural gas production growth roughly into balance with demand growth. In this environment, we expect our Completion and Production segment to benefit, as customers seek to optimize production. We expect North America activity to pick up in 2009.

Outside of North America, we expect our revenues to increase in the low to mid-teens in 2008, as international operators develop reserves in the Middle East, Russia, Africa and Asia.

We expect deepwater drilling activity to remain flat at least until 2009, when the first new deepwater rigs will begin entering the market.

Facing a somewhat slower anticipated overall growth rate in 2008, we will continue to work to attain pricing in keeping with the value we create for our customers. Managing costs will be another priority in 2008, with the objective of maintaining acceptable margins as we continue to invest in growth.

James R. Clark Retires

Baker Hughes President and Chief Operating Officer James R. "Rod" Clark retired from the company on January 31, 2008. I want to personally thank Rod for his significant contribution to Baker Hughes.

Opportunities for Growth

In conclusion, I believe that 2008 will be a year of transition for the oilfield service industry. After a year of moderate growth, we expect activity to accelerate. Global hydrocarbon demand will continue to increase as known oil and gas reserves decline, so oil and gas companies will need to find new fields and maximize production from existing assets. Many new offshore rigs, under construction today, will be delivered over the next few years, enabling growth in deepwater markets. All of this points to strong prospects for this industry for many years to come. With this opportunity in mind, Baker Hughes will continue to invest in infrastructure, technology and people to service the growing demand in 2009 and well past the end of the decade.

Sincerely,

Chad C Deaton

Chad C. Deaton
Chairman, President and
Chief Executive Officer

Baker Hughes Incorporated
Notice of Annual Meeting of Stockholders

April 24, 2008

To the Stockholders of Baker Hughes Incorporated:

The Annual Meeting of the Stockholders of Baker Hughes Incorporated ("Company", "Baker Hughes", "we", "us" or "our") will be held at the Plaza Banquet Room located at 2777 Allen Parkway, Houston, Texas on Thursday, April 24, 2008, at 9:00 a.m., Central Daylight Time, for the purpose of considering and voting on:

1. Election of Twelve Directors;

2. Ratification of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for Fiscal Year 2008;

3. Approval of the Performance Criteria for Awards under the 2002 Director & Officer Long-Term Incentive Plan; and

4. Such other business as may properly come before the meeting and any reconvened meeting after an adjournment thereof.

The Board of Directors has fixed February 25, 2008 as the record date for determining the stockholders of the Company entitled to notice of, and to vote at, the meeting and any reconvened meeting after an adjournment thereof, and only holders of Common Stock of the Company of record at the close of business on that date will be entitled to notice of, and to vote at, that meeting or a reconvened meeting after an adjournment.

You are invited to attend the meeting in person. Whether or not you plan to attend in person, we urge you to promptly vote your shares by telephone, by the Internet or, if this Proxy Statement was mailed to you, by completing, signing, dating and returning it as soon as possible in the enclosed postage prepaid envelope in order that your vote may be cast at the Annual Meeting. You may revoke your proxy any time prior to its exercise, and you may attend the meeting and vote in person, even if you have previously returned your proxy.

By order of the Board of Directors,

Sandra E. Alford

Sandra E. Alford
Corporate Secretary

Houston, Texas
March 12, 2008

TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE (i) VOTE YOUR SHARES BY TELEPHONE OR THE INTERNET, OR (ii) IF YOU RECEIVED A PAPER COPY, THEN SIGN, DATE AND RETURN YOUR PROXY AS PROMPTLY AS POSSIBLE. AN ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES, IS ENCLOSED FOR THIS PURPOSE.

PROXY STATEMENT
TABLE OF CONTENTS

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Baker Hughes Incorporated, a Delaware corporation ("Company," "Baker Hughes," "we," "us" and "our"), to be voted at the Annual Meeting of Stockholders scheduled to be held on Thursday, April 24, 2008 and at any and all reconvened meetings after adjournments thereof.

Information About the Notice of Internet Availability of Proxy Materials

In accordance with rules and regulations recently adopted by the Securities and Exchange Commission (the "SEC"), we may now furnish to our stockholders proxy materials, including our Annual Report to Stockholders, on the Internet. On or about March 12, 2008, we will send electronically an annual meeting package personalized with profile and voting information ("Electronic Delivery") to those stockholders that have previously signed up to receive their proxy materials via the Internet. On or about March 12, 2008, we will begin mailing a Notice of Internet Availability of proxy materials (the "E-Proxy Notice") to those stockholders that previously have not signed up to receive their proxy materials on the Internet. If you received the E-Proxy Notice by mail, you will not automatically receive a printed copy of the proxy materials or the Annual Report to Stockholders. If you received the E-Proxy Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the E-Proxy Notice.

Registered stockholders may also sign up to receive future proxy materials and other stockholder communications electronically instead of by mail. In order to receive the communications electronically, you must have an e-mail account, access to the Internet through an Internet service provider and a web browser that supports secure connections. Visit *http://www.bnymellon.com/shareowner/isd* for additional information regarding electronic delivery enrollment. Stockholders with shares registered in their names with Mellon Investor Services LLC may authorize a proxy by the Internet at the following Internet address: *http://www.proxyvoting.com/bhi*, or telephonically by calling Mellon Investor Services LLC at 1-866-540-5760. Proxies submitted through Mellon Investor Services LLC by the Internet or telephone must be received by 11:59 p.m. Eastern time (10:59 p.m. Central time) on April 23, 2008. The giving of a proxy will not affect your right to vote in person if you decide to attend the meeting.

The Company will bear the cost of any solicitation, whether by Internet or mail. In addition to solicitation, certain of the directors, officers and regular employees of the Company may, without extra compensation, solicit proxies by telephone, facsimile and personal interview. The Company has retained Laurel Hill Advisory Group to assist in the solicitation of proxies from stockholders of the Company for an anticipated fee of $8,500, plus out-of-pocket expenses.

A number of banks and brokerage firms participate in a program that also permits stockholders to direct their vote by the Internet or telephone. This option is separate from that offered by Mellon Investor Services LLC and should be reflected on the voting form from a bank or brokerage firm that accompanies this Proxy Statement. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by the Internet or telephone by following the instructions on the voting form enclosed with the proxy from the bank or brokerage firm. Votes directed by the Internet or telephone through such a program must be received by Mellon Investor Services LLC by 11:59 p.m. Eastern time (10:59 p.m. Central time) on April 23, 2008. Directing the voting of your shares will not affect your right to vote in person if you decide to attend the meeting; however, you must first request a proxy either on the Internet or the voting form that accompanies this Proxy Statement. Requesting a proxy prior to the deadlines described above will automatically cancel any voting directions you have previously given by the Internet or by telephone with respect to your shares.

The Internet and telephone proxy procedures are designed to authenticate stockholders' identities, to allow stockholders to give their proxy instructions and to confirm that those instructions have been properly recorded. Stockholders authorizing proxies or directing the voting of shares by the Internet should understand that there may be costs associated with electronic access, such as usage charges from access providers and telephone companies, and those costs must be borne by the stockholder.

Shares for which proxies have been executed will be voted as specified in the proxies. If no specification is made, the shares will be voted FOR the election of nominees listed herein as directors, FOR ratification of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for fiscal year 2008 and FOR approval of the performance criteria for awards under the 2002 Director & Officer Long-Term Incentive Plan.

Proxies may be revoked at any time prior to the exercise thereof by filing with the Company's Corporate Secretary, at the Company's executive offices, a written revocation or a duly executed proxy bearing a later date. The executive offices of the Company are located at 2929 Allen Parkway, Suite 2100, Houston, Texas 77019. For a period of at least ten days prior to the Annual Meeting of Stockholders, a complete list of stockholders entitled to vote at the Annual Meeting will be available for inspection during ordinary business hours at the Company's executive offices by stockholders of record for proper purposes.

VOTING SECURITIES

The securities of the Company entitled to be voted at the Annual Meeting consist of shares of its Common Stock, par value $1.00 per share ("Common Stock"), of which 308,272,119 shares were issued and outstanding at the close of business on February 25, 2008. Only stockholders of record at the close of business on that date will be entitled to vote at the meeting. Each share of Common Stock entitles the holder thereof to one vote on each matter to be considered at the meeting.

Assuming a quorum is present at the Annual Meeting, either in person or represented by proxy, with respect to the election of directors, the twelve nominees receiving the greatest number of votes cast by the holders of the Common Stock entitled to vote on the matter will be elected as directors, and the affirmative vote of the holders of a majority of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter is required for the approval of the ratification of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for fiscal year 2008 and the approval of the performance criteria for awards under the 2002 Director & Officer Long-Term Incentive Plan, as amended (the "2002 D&O Plan"). There will be no cumulative voting in the election of directors. Under Delaware law, abstentions are treated as present and entitled to vote and thus, will be counted in determining whether a quorum is present and will have the effect of a vote against a matter, except for the election of directors in which case an abstention will have no effect. Shares held by brokers or nominees for which instructions have not been received from the beneficial owners or persons entitled to vote and for which the broker or nominee does not have discretionary power to vote on a particular matter (called "broker non-votes"), will be considered present for quorum purposes but not considered entitled to vote on that matter. Accordingly, broker non-votes will not have any impact on the vote on a matter.

Under the rules of the New York Stock Exchange ("NYSE") in effect at the time this Proxy Statement was filed, if you hold your shares through a broker, your broker is permitted to vote your shares on "routine" matters, which includes the election of directors, the ratification of the Independent Registered Public Accounting Firm and approval of the performance criteria for awards under the 2002 D&O Plan, even if the broker does not receive instructions from you.

The following table sets forth information about the holders of the Common Stock known to the Company on February 25, 2008 to own beneficially 5% or more of the Common Stock, based on filings by the holders with the SEC. For the purposes of this Proxy Statement, beneficial ownership of securities is defined in accordance with the rules of the SEC to mean generally the power to vote or dispose of securities regardless of any economic interest therein.

Name and Address	Shares	Percent
1. AXA Assurances I.A.R.D. Mutuelle 26, rue Drouot 75009 Paris, France	32,468,511	10.2%
2. Capital Research Global Investors 333 South Hope Street Los Angeles, CA 90071	21,955,000	6.9%
3. Dodge & Cox 555 California Street, 40th Floor San Francisco, CA 94104	19,827,228	6.2%
4. Capital World Investors 333 South Hope Street Los Angeles, CA 90071	17,242,720	5.4%
5. T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	16,955,124	5.3%

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Twelve directors will be elected at the Annual Meeting of Stockholders to serve for a one-year term expiring at the Annual Meeting of Stockholders expected to be held in April 2009. The Board of Directors has waived the retirement of James F. McCall for one additional year, pursuant to the Company's Bylaws.

The following table sets forth each nominee director's name, all positions with the Company held by the nominee, the nominee's principal occupation, age and year in which the nominee first became a director of the Company. Each nominee director has agreed to serve if elected.

Nominees	Principal Occupation	Age	Director Since
Larry D. Brady	Former Chairman of the Board and Chief Executive Officer of Intermec, Inc. (industrial technologies). Mr. Brady served as Chairman of Intermec from 2001 to 2007 and as Chief Executive Officer since 2000. He served as President of Intermec from 1999 to 2001 and as Chief Operating Officer from 1999 to 2000. Mr. Brady served as President of FMC Corporation from 1993 to 1999. He served as a Vice President of FMC from 1984 to 1989, as Executive Vice President from 1989 to 1993 and was a director from 1989 to 1999. Mr. Brady is a director of Pactiv Corporation and a member of the Advisory Board of Northwestern University's Kellogg School of Management.	65	2004
Clarence P. Cazalot, Jr.	President and Chief Executive Officer and Director since 2002 of Marathon Oil Corporation, formerly known as USX Corporation (diversified petroleum), and also a member of the Board of Managers of Marathon Ashland Petroleum LLC. He served as Vice Chairman of USX Corporation and President of Marathon Oil Company from 2000 to 2001. Mr. Cazalot was with Texaco Inc. from 1972 to 2000, and while at Texaco served in the following executive positions: President of Worldwide Production Operations of Texaco Inc. from 1999 to 2000; President of International Production and Chairman of London-based Texaco Ltd. from 1998 to 1999; President of International Marketing and Manufacturing from 1997 to 1998; President of Texaco Exploration and Production Inc. from 1994 to 1996; and President of Texaco's Latin America/West Africa Division from 1992 to 1994. In 1992, he was named Vice President, Texaco. He is a director and Executive Committee member of both the U.S. Saudi Arabian Business Council and the American Petroleum Institute.	57	2002
Chad C. Deaton	Chairman of the Board, President and Chief Executive Officer of Baker Hughes Incorporated since February 1, 2008. Chairman of the Board and Chief Executive Officer from October 2004 to January 31, 2008. Mr. Deaton was President and Chief Executive Officer of Hanover Compressor Company (compression services) from 2002 through October 2004. He was a Senior Advisor to Schlumberger Oilfield Services (oilfield services) from 1999 to September 2001 and was an Executive Vice President from 1998 to 1999. Mr. Deaton is a director of CARBO Ceramics, Inc. and Ariel Corporation. He is also a director of Junior Achievement of Southeast Texas, Houston Achievement Place and Greater Houston Partnership.	55	2004
Edward P. Djerejian	Director of the James A. Baker III Institute for Public Policy at Rice University since 1994. Ambassador Djerejian served as U.S. Ambassador to Israel from 1993 to 1994. He served as Assistant Secretary of State for Near Eastern Affairs from 1991 to 1993. Ambassador Djerejian also served as U.S. Ambassador to the Syrian Arab Republic from 1988 to 1991, as Deputy Assistant Secretary of Near Eastern and South Asian Affairs from 1986 to 1988 and as Special Assistant to the President and Deputy Press Secretary for Foreign Affairs from 1985 to 1986. He is a director of Global Industries, Ltd. and Occidental Petroleum.	68	2001
Anthony G. Fernandes	Former Chairman, President and Chief Executive Officer of Phillip Services Corporation (diversified industrial services provider) from August 1999 to April 2002. He was Executive Vice President of ARCO (Atlantic Richfield Company) from 1994 to 1999, President of ARCO Coal, a subsidiary of ARCO, from 1990 to 1994 and Corporate Controller of ARCO from 1987 to 1990. Mr. Fernandes serves on the Boards of Black & Veatch, Cytec Industries and ABM Industries, Inc.	62	2001

Nominees (cont'd.)	Principal Occupation	Age	Director Since
Claire W. Gargalli	Former Vice Chairman, Diversified Search and Diversified Health Search Companies (executive search consultants) from 1990 to 1998. Ms. Gargalli served as President and Chief Operating Officer of Equimark from 1984 to 1990. During that period, she also served as Chairman and Chief Executive Officer of Equimark's two principal subsidiaries, Equibank and Liberty Bank. Ms. Gargalli is a director of Praxair, Inc., Virginia National Bank and BioMotion Analytics. She is also a trustee emeritus of Carnegie Mellon University and Middlebury College.	65	1998
Pierre H. Jungels	President of the Institute of Petroleum until June 2003. From 1997 through 2001 Dr. Jungels served as a Director and Chief Executive Officer of Enterprise Oil, plc. In 1996, Dr. Jungels served as the Managing Director of Exploration and Production at British Gas plc. Dr. Jungels is Chairman of Rockhopper Exploration plc and Oxford Catalysts plc. He is also a director of Woodside Petroleum Ltd. and Imperial Tobacco Group plc.	64	2006
James A. Lash	Chairman of Manchester Principal LLC and its predecessor company (high technology venture capital firm) since 1982. Former First Selectman, Greenwich, Connecticut (city government) from 2003 to 2007. Mr. Lash also served as Chairman and Chief Executive Officer of Reading Tube Corporation from 1982 to 1996. Mr. Lash is a director of the East West Institute and a trustee of the Massachusetts Institute of Technology.	63	2002
James F. McCall	Former Executive Director of the American Society of Military Comptrollers from 1991 to 2004. He was Lieutenant General and Comptroller of the U.S. Army from 1988 until 1991, when he retired. General McCall was commissioned as 2nd Lieutenant of Infantry in 1958 and was selected into the Army's Comptroller/ Financial Management career field in 1970. General McCall is Chairman of the Board of Enterprise Bancorp Inc., a director of the Pentagon Federal Credit Union Foundation and former Vice Chairman of the Board of Directors of the American Refugee Committee.	73	1996
J. Larry Nichols	Chairman of the Board and Chief Executive Officer of Devon Energy Corporation (independent energy company). Mr. Nichols has served as Chairman of Devon Energy Corporation since 2000, as Chief Executive Officer since 1980 and was President from 1976 until May 2003. Mr. Nichols serves as a director of SONIC Corp. as well as several trade associations relevant to the oil and gas exploration and production business.	65	2001
H. John Riley, Jr.	Former Chairman of the Board of Cooper Industries, Ltd. (diversified manufacturer) from May 1996 to February 2006. He was Chief Executive Officer of Cooper Industries from 1995 to 2005. He was Executive Vice President, Operations of Cooper Industries from 1982 to 1992, Chief Operating Officer from 1992 to 1995 and President from 1992 to 2004. Mr. Riley is a director of The Allstate Corporation, Westlake Chemical Corporation, and Post Oak Bank, N.A. Mr. Riley also serves as a director of Junior Achievement of Southeast Texas, Central Houston, Inc. and as a trustee of the Museum of Fine Arts, Houston and Syracuse University.	67	1997
Charles L. Watson	Managing Director of Lehman Brothers since 2007. Chairman of Eagle Energy Partners (energy marketing) since 2003, Chairman of Wincrest Ventures, L.P. (private investments) since January 1998, Founding Partner of Caldwell Watson Real Estate Group, Inc. since 1994, Chairman of Collegiate Zone LP since 2004 and Senior Energy Advisor for Katzenbach Partners since 2006. Former Chairman and Chief Executive Officer of Dynegy Inc. (diversified energy) from 1989 to 2002. Elected Chairman and Chief Executive Officer of NGC Corporation, the predecessor of Dynegy, in 1989. Mr. Watson is also a board member of Shona Energy Partners, Patman Drilling Inc., Central Houston, Inc., Baylor College of Medicine and Angeleno Investors, L.P.	58	1998

It is the policy of the Board of Directors that any nominee for director who receives a "withhold" vote representing a majority of the votes cast for his or her election would be required to submit a letter of resignation to the Board's Governance Committee. The Governance Committee would recommend to the Board whether or not the resignation should be accepted. Pursuant to the Company's Bylaws, in case of a vacancy on the Board of Directors, a majority of the remaining directors will appoint a successor, and the director so appointed will hold office until the next annual meeting or until his or her successor is elected and qualified or until his or her earlier death, retirement, resignation or removal.

CORPORATE GOVERNANCE

The Company's Board of Directors believes the purpose of corporate governance is to maximize stockholder value in a manner consistent with legal requirements and the highest standards of integrity. The Board has adopted and adheres to corporate governance practices, which practices the Board and management believe promote this purpose, are sound and represent best practices. The Board continually reviews these governance practices, Delaware law (the state in which the Company is incorporated), the rules and listing standards of the NYSE and SEC regulations, as well as best practices suggested by recognized governance authorities. The Board has established the Company's Corporate Governance Guidelines ("Governance Guidelines") as the principles of conduct of the Company's business affairs to benefit its stockholders, which guidelines conform to the NYSE corporate governance listing standards and SEC rules. The Governance Guidelines are posted under the "About Baker Hughes" section of the Company's website at *www.bakerhughes.com* and are also available upon request to the Company's Corporate Secretary.

Board of Directors

During the fiscal year ended December 31, 2007, the Board of Directors held seven meetings, and each director attended more than 75% of the total number of meetings of the Company's Board of Directors and of the respective Committees on which he or she served. During fiscal year 2007, each independent non-management director was paid an annual retainer of $60,000. The Audit/Ethics Committee Chairman received an additional annual retainer of $20,000. Each of the other independent non-management Committee Chairmen received an additional annual retainer of $15,000. Each of the members of the Audit/Ethics Committee, excluding the Chairman, received an additional annual retainer of $10,000. Each of the members, excluding the Chairmen, of the Compensation, Finance and Governance Committees received an additional annual retainer of $5,000. Each independent non-management director also received annual non-retainer equity in a total amount of $150,000, in the form of (i) restricted shares of the Company's Common Stock with a value of $100,000 issued in January of each year that generally will vest one-third on the annual anniversary date of the award (however, the restricted shares, to the extent not previously vested or forfeited, will become fully vested on the annual meeting of stockholders next following the date the independent non-management director attains the age of 72); and (ii) options to acquire the Company's Common Stock with a value of $25,000 issued in each of January and July. The options will vest one-third each year beginning on the first anniversary date of the grant of the option. The Company previously provided benefits under a Directors Retirement Plan, which Plan remains in effect until all benefits accrued thereunder are paid in accordance with the current terms and conditions of that Plan. No additional benefits have been accrued under the Plan since December 31, 2001.

Director Independence

All members of the Board of Directors, other than the Chairman, President and Chief Executive Officer, Mr. Deaton, satisfy the independence requirements of the NYSE. In addition, the Board has adopted a "Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert" included as Exhibit C to the Governance Guidelines and attached as Annex A to this Proxy Statement. Such Policy supplements the NYSE independence requirements. Directors who meet these independence standards are considered to be "independent" as defined therein. The Board has determined that all the nominees for election at this Annual Meeting, other than Mr. Deaton, meet these standards.

Regularly Scheduled Executive Sessions of Non-Management Directors

Pursuant to the Governance Guidelines, executive sessions of independent non-management directors are held at every regularly scheduled meeting of the Board of Directors. The Governance Committee reviews and recommends to the Board a director to serve as Lead Director during executive sessions. Currently, Mr. Riley serves as the Lead Director during the executive sessions of independent non-management directors.

Committees of the Board

The Board of Directors has, in addition to other committees, an Audit/Ethics Committee, a Compensation Committee and a Governance Committee. The Audit/Ethics, Compensation and Governance Committees are comprised solely of independent non-management directors in accordance with NYSE corporate governance listing standards. The Board of Directors adopted charters for the Audit/Ethics, Compensation and Governance Committees that comply with the requirements of the NYSE standards, applicable provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and SEC rules. Each of the charters has been posted and is available for public viewing under the "About Baker Hughes" section of the Company's website at *www.bakerhughes.com* and are also available upon request to the Company's Corporate Secretary.

Committee Memberships 2007

Audit/Ethics	Compensation	Executive	Finance	Governance
James F. McCall (C)	H. John Riley, Jr. (C)	Chad C. Deaton (C)	Anthony G. Fernandes (C)	Clarence P. Cazalot, Jr. (C)
Larry D. Brady	Edward P. Djerejian	Clarence P. Cazalot, Jr.	Larry D. Brady	Edward P. Djerejian
Clarence P. Cazalot, Jr.	Claire W. Gargalli	H. John Riley, Jr.	Claire W. Gargalli	James F. McCall
Anthony G. Fernandes	Pierre H. Jungels	Charles L. Watson	Pierre H. Jungels	H. John Riley, Jr.
James A. Lash	J. Larry Nichols		James A. Lash	Charles L. Watson
J. Larry Nichols			Charles L. Watson	

Audit/Ethics Committee. The Audit/Ethics Committee held nine meetings during fiscal year 2007. The Board of Directors has determined that each of the Audit/Ethics Committee members meet the NYSE standards for independence as well as those contained in the Company's "Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert." The Audit/Ethics Committee Charter is attached as Annex B to this Proxy Statement and can be accessed electronically under the "About Baker Hughes" section of the Company's website at *www.bakerhughes.com*. The General Auditor and the Corporate internal audit function report directly to the Audit/Ethics Committee. The Company's Corporate Audit Department sends written reports quarterly to the Audit/Ethics Committee on its audit findings and the status of its internal audit projects. The Audit/Ethics Committee provides assistance to the Board of Directors in overseeing matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's disclosure controls and internal controls, the quality and integrity of the quarterly and annual financial statements of the Company, the performance of the Company's internal audit function, the review and pre-approval of the current year audit and non-audit fees and the Company's risk analysis and risk management procedures. In addition, the Audit/Ethics Committee oversees the Company's compliance programs relating to legal and regulatory requirements. The Audit/Ethics Committee has developed "Procedures for the Receipt, Retention and Treatment of Complaints" to address complaints received by the Company regarding accounting, internal controls or auditing matters. Such procedures are included as Exhibit F to the Governance Guidelines. The Governance Guidelines are posted under the "About Baker Hughes" section of the Company's website at *www.bakerhughes.com* and are also available upon request to the Company's Corporate Secretary.

The Audit/Ethics Committee also is responsible for the selection and hiring of the Company's Independent Registered Public Accounting Firm. To promote independence of the audit, the Audit/Ethics Committee consults separately and jointly with the Company's Independent Registered Public Accounting Firm, the internal auditors and management.

The Board has reviewed the experience of the members of the Audit/Ethics Committee and has found that each member of the Committee meets the qualifications to be an "audit committee financial expert" under the SEC rules issued pursuant to SOX. The Board has designated Anthony G. Fernandes as the member of the Committee who serves as the "audit committee financial expert" of the Company's Audit/Ethics Committee.

Compensation Committee. The Compensation Committee held four meetings during fiscal year 2007. The Board of Directors has determined that the Compensation Committee members meet the NYSE standards for independence as well as those contained in the Company's "Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert." The Compensation Committee Charter can be accessed electronically under the "About Baker Hughes" section of the Company's website at *www.bakerhughes.com*. The functions performed by the Compensation Committee include reviewing and approving Baker Hughes' executive salary and bonus structure; reviewing Baker Hughes' stock option plans (and approving grants thereunder), employee retirement income plans, the employee thrift plan and the employee stock purchase plan; setting bonus goals; approving salary and bonus awards to key executives; recommending incentive compensation and stock award plans for approval by stockholders; and reviewing management succession plans.

Governance Committee. The Governance Committee held four meetings during fiscal year 2007. The Board of Directors has determined that the Governance Committee members meet the NYSE standards for independence as well as those contained in the Company's "Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert." A current copy of the Governance Committee Charter can be accessed electronically under the "About Baker Hughes" section of the Company's website at *www.bakerhughes.com*. The functions performed by the Governance Committee include overseeing the Company's corporate governance affairs, health, safety and environmental compliance functions and monitoring compliance with the Governance Guidelines. In addition, the Governance Committee nominates candidates for the Board of Directors, selects candidates to fill vacancies on the Board, reviews the structure and composition of the Board, considers the qualifications required for continuing Board service and recommends directors' compensation. The Governance Committee annually reviews the Company's Policy Statement on Shareholders' Rights Plans and reports any recommendations to the Board of Directors.

The Governance Committee has implemented policies regarding Board membership. The Governance Committee will consider candidates based upon the size and existing composition of the Board, the number and qualifications of candidates, the benefit of continuity on the Board and the relevance of the candidate's background and experience to issues facing the Company. The criteria used for selecting directors are described in the Company's "Guidelines for Membership on the Board of Directors," included as Exhibit A to the Governance Guidelines, and are attached as Annex C to this Proxy Statement. In addition, the Company has established a formal process for the selection of candidates, as described in the Company's "Selection Process for New Board of Directors Candidates" included as Exhibit B to the Governance Guidelines, and candidates are evaluated based on their background, experience and other relevant factors as described in the Guidelines for Membership on the Board of Directors. The Board or the Governance Committee will evaluate candidates properly proposed by stockholders in the same manner as all other candidates.

The Governance Committee has established, in accordance with the Company's Bylaws regarding stockholder nominees, a policy that it will consider director candidates recommended by stockholders. Recommendations that stockholders desire to make for the 2009 Annual Meeting should be submitted between October 13, 2008 and November 12, 2008 in accordance with the Company's Bylaws and "Policy and Submission Procedures for Stockholder Recommended Director Candidates" included as Exhibit D to the Governance Guidelines, which are posted under the "About Baker Hughes" section of the Company's website at *www.bakerhughes.com* and are also available upon request to: Chairman, Governance Committee of the Board of Directors, P.O. Box 4740, Houston, Texas 77210, or to the Corporate Secretary c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019. Such recommendations should be accompanied by substantially the same types of information as are required under the Company's Bylaws for stockholder nominees.

Each of the current nominees for director listed under the caption "Election of Directors" is an existing director standing for election. In connection with the 2008 election of directors, the Company has not paid any fee to a third party to identify or evaluate or to assist in identifying or evaluating such nominees. In connection with the 2008 Annual Meeting, the Governance Committee did not receive any recommendation for a nominee proposed from any stockholder or group of stockholders.

Stockholder Communications with the Board of Directors

The Company's Annual Meeting provides an opportunity each year for stockholders to ask questions of or otherwise communicate directly with members of the Company's Board of Directors on matters relevant to the Company. In accordance with the Company's "Annual Meeting Director Attendance Policy," which has been incorporated into the Governance Guidelines, all directors and nominees for election as directors are requested and encouraged to personally attend the Company's Annual Meeting. All of the Company's 2008 director nominees attended the Company's 2007 Annual Meeting.

To provide the Company's stockholders and other interested parties with a direct and open line of communication to the Company's Board of Directors, a process has been established for communications with any member of the Board of Directors, including the Company's Lead Director, the Chairman of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, or Finance Committee or with the independent non-management directors as a group. Stockholders may communicate with any member of the Board, including the Company's Lead Director, the Chairman of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, or Finance Committee or with the independent non-management directors of the Company as a group, by sending such written communication to the Company's Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019. The procedures for "Stockholder Communications with the Board of Directors", attached as Annex D to this Proxy Statement, are also included as Exhibit E to the Governance Guidelines and can be accessed electronically under the "About Baker Hughes" section of the Company's website at *www.bakerhughes.com* and are also available upon request to the Company's Corporate Secretary.

Business Code of Conduct

The Company has a Business Code of Conduct that applies to all officers, directors and employees, which includes the code of ethics for the Company's chief executive officer, chief financial officer, chief accounting officer or controller and all other persons performing similar functions within the meaning of the securities laws and regulations. Each of the Company's officers has certified compliance with the Company's Business Code of Conduct and the applicable NYSE and SOX provisions. The Company's Business Code of Conduct and Code of Ethical Conduct Certification are posted under the "About Baker Hughes" section of the Company's website at *www.bakerhughes.com* and are also available upon request to the Company's Corporate Secretary.

SECURITY OWNERSHIP OF MANAGEMENT

Set forth below is certain information with respect to beneficial ownership of the Common Stock as of February 25, 2008 by each director nominee, the persons named in the Summary Compensation Table below and the directors and executive officers as a group. The table includes transactions effected prior to the close of business on February 25, 2008.

	Shares Beneficially Owned			
Name	Shares Owned as of February 25, 2008	Shares Subject to Options Which Are or Will Become Exercisable Prior to April 25, 2008	Total Beneficial Ownership as of April 25, 2008	% of Class[1]
Larry D. Brady	7,047[2]	700	7,747	–
Clarence P. Cazalot, Jr.	8,638[2]	2,427	11,065	–
Edward P. Djerejian	8,638[2]	446	9,084	–
Anthony G. Fernandes	10,638[2]	11,804	22,442	–
Claire W. Gargalli	12,134[2]	3,427	15,561	–
Pierre H. Jungels	3,838[2]	224	4,062	–
James A. Lash	8,638[2]	3,427	12,065	–
James F. McCall	5,638[2]	446	6,084	–
J. Larry Nichols	8,638[2]	3,427	12,065	–
H. John Riley, Jr.	21,638[2]	3,427	25,065	–
Charles L. Watson	18,378[2]	16,458	34,846	–
Chad C. Deaton	188,296[3]	285,083	473,329	–
Peter A. Ragauss	49,790[4]	79,098	128,888	–
James R. Clark	96,494[5]	25,344	121,838	–
Alan R. Crain	50,055[6]	26,363	76,418	–
David H. Barr	54,441[7]	30,896	85,337	–
All directors and executive officers as a group (28 persons)	721,599	626,857	1,348,456	–

(1) No percent of class is shown for holdings of less than 1%.

(2) Includes 1,430 shares issued as a restricted stock award on January 23, 2008, which award will vest one-third on each of January 23, 2009, 2010 and 2011, or, if earlier, on the date of the annual meeting of stockholders next following the date the independent non-management director attains age 72.

(3) Includes: (i) 80,000 shares awarded on October 25, 2004 of which 20,000 shares vested each on October 25, 2006 and 2007 with 20,000 shares vesting on each of October 25, 2008 and 2009; (ii) 50,850 shares awarded on January 26, 2005 of which 16,950 shares vested on each of January 25, 2006, 2007 and 2008; (iii) 25,395 shares awarded on January 25, 2006 of which 8,465 shares vested on January 26, 2007 and 2008 with 8,465 shares vesting on January 26, 2009; (iv) 26,437 shares awarded on January 24, 2007 of which 8,812 vested on January 24, 2008 with 8,812 vesting on each of January 24, 2009 and 2010; and (v) 28,515 shares awarded on January 23, 2008, which will vest one-third on each of January 23, 2009, 2010 and 2011.

(4) Includes (i) 25,344 shares issued as restricted stock awards on April 26, 2006 of which 6,336 shares will vest on each of April 26, 2008 and 2009, with the remaining 12,662 vesting on April 26, 2010; (ii) 8,221 shares awarded on January 24, 2007, of which 2,740 vested on January 24, 2008 with 2,740 vesting on each of January 24, 2009 and 2010; (iii) a restricted stock award on April 26, 2006 of 8,315 shares of which 2,772 vested on April 26, 2007 with 2,772 vesting on each of April 26, 2008 and 2009; and (iv) 8,297 shares awarded on January 23, 2008, which will vest one-third on each of January 23, 2009, 2010 and 2011.

(5) Includes: (i) 40,000 shares awarded on October 27, 2004 of which 10,000 shares vested on October 27, 2007; (ii) 20,350 shares awarded on January 26, 2005 of which 6,783 shares vested on each of January 25, 2006 and 2007 and 6,784 shares vested on January 25, 2008; (iii) 11,000 shares awarded on January 25, 2006 of which 3,666 shares vested on January 26, 2007 and 2008. In connection with Mr. Clark's retirement, the Company accelerated the vesting of 17,232 shares which were scheduled to vest after January 31, 2008, the effective date of Mr. Clark's retirement from the Company.

(6) Includes: (i) 10,000 shares awarded on April 28, 2004, all of which will vest on April 28, 2008; (ii) 9,325 shares awarded on January 26, 2005 of which 3,108 shares vested on each of January 25, 2006 and 2007 and 2008; (iii) 6,000 shares awarded on January 25, 2006 of which 2,000 shares vested on each of January 26, 2007 and 2008 with 2,000 shares vesting on January 26, 2009; (iv) 5,872 shares awarded on January 24, 2007, of which 1,957 vested on January 24, 2008 with 1,957 vesting on each of January 24, 2009 and 2010; and (v) 6,507 shares awarded on January 23, 2008, which will vest one-third on each of January 23, 2009, 2010 and 2011. Also includes a restricted stock award of 15,000 shares on January 24, 2007 which will vest as to 10,000 shares on January 24, 2009 and the remaining 5,000 shares on January 24, 2010.

(7) Includes: (i) 10,000 shares awarded on March 2, 2004, which will vest on March 2, 2008; (ii) 4,750 shares awarded on January 26, 2005 of which 1,583 shares vested on each of January 25, 2006, 2007 and 2008; (iii) 16,000 shares awarded on February 28, 2005, of which 4,000 shares vested on February 28, 2007, with 4,000 shares vesting on February 28, 2008 and the remaining 8,000 shares vesting on February 28, 2009; (iv) 4,356 shares awarded on January 25, 2006 of which 1,452 shares vested on each of January 26, 2007 and 2008 with 1,452 shares vesting on January 26, 2009; (v) 5,078 shares awarded on January 24, 2007, of which 1,693 vested on January 24, 2008 with 1,693 vesting on each of January 24, 2009 and 2010; and (vi) 6,436 shares awarded on January 23, 2008, which will vest one-third on each of January 23, 2009, 2010 and 2011.

CHARITABLE CONTRIBUTIONS

During the fiscal year ended December 31, 2007, the Company did not make any contributions to any charitable organization in which an independent, non-management director served as an executive officer, that exceeded the greater of $1 million or 2% of the charitable organization's consolidated gross revenues.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), requires executive officers, directors and persons who beneficially own more than 10% of the Common Stock to file initial reports of ownership and reports of changes in ownership with the SEC and the NYSE. SEC regulations require executive officers, directors and greater than 10% beneficial owners to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of those forms furnished to the Company and written representations from the executive officers and directors, the Company believes its executive officers and directors complied with all applicable Section 16(a) filing requirements during the fiscal year ended December 31, 2007.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board has adopted procedures for review and approval or ratification of transactions with related persons. We subject the following related persons to these procedures: directors, director nominees, executive officers and any immediate family members of these persons.

The Board annually re-evaluates the independence of any related person for any transactions, arrangements or relationships, or any series of similar transactions, arrangements or relationships in which any director, director nominee, executive officer or any immediate family member of those persons could be a participant, the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.

COMPENSATION DISCUSSION AND ANALYSIS

Oversight of Executive Compensation Program

The Compensation Committee of our Board of Directors (the "Compensation Committee") oversees our compensation programs and is charged with the review and approval of all annual compensation decisions relating to our executives. Our compensation programs include programs that are designed specifically for (1) our most senior executives officers ("Senior Executives"), which include the Principal Executive Officer ("PEO") and the other named executive officers in the Summary Compensation Table (the "NEOs"); (2) employees who are designated as executives of the Company ("Executives"), which includes the Senior Executives and (3) a broad base of Company employees.

No Compensation Committee member participates in any of the Company's employee compensation programs in order to preserve their independence in making compensation decisions. Each year we review any and all relationships that each director serving on the Compensation Committee may have with us, and the Board of Directors reviews our findings. The Board of Directors has determined that none of the Compensation Committee members has any material business relationships with us. Additionally, the Compensation Committee rotates members to promote a non-biased approach to pay consideration and the Company's compensation polices and procedures.

The responsibilities of the Compensation Committee related to compensation decisions and policies include, among others, annually (i) reviewing and approving the Company's general compensation strategies and objectives; (ii) reviewing and approving the Company's goals and objectives relevant to the PEO's compensation, evaluating the PEO's performance in light of such goals and objectives, and determining the PEO's compensation level based on this evaluation and other relevant information; (iii) reviewing and approving the individual elements of total compensation for the Senior Executives; (iv) reviewing with the PEO and the Board matters relating to management succession, including compensation related issues, as well as maintaining and reviewing a list of potential successors to the PEO; (v) making recommendations to the Board regarding all employment agreements, severance agreements, change in control provisions and agreements and any special supplemental benefits applicable to the Executives; (vi) assuring that the Company's incentive compensation program, including the annual and long-term incentive plans, is administered in a manner consistent with the Company's compensation strategy in regards to participation, target awards, financial goals and actual awards paid to Senior Executives; (vii) approving and/or recommending to the Board new incentive compensation plans and equity-based compensation plans, and submitting for stockholder approval where appropriate; (viii) approving revisions to annual salary increases for the Senior Executives and reviewing compensation arrangements of the Senior Executives; (ix) reviewing and reporting to the Board the levels of stock ownership by the Senior Executives in accordance with the Stock Ownership Policy; (xi) reviewing the Company's employee benefit programs and recommending for approval all committee administrative changes that may be subject to the approval of the stockholders or the Board; and (xii) producing an annual compensation committee report for inclusion in the Company's Proxy Statement in accordance with applicable rules and regulations.

Compensation Consultant

The Compensation Committee has retained Mercer as its independent compensation consultant since June 2005. Mercer advises the Compensation Committee on all matters related to the Senior Executives' compensation and general compensation programs, including industry best practices. This relationship continued in 2007 with Mercer providing continued consultancy services to the Compensation Committee.

Mercer assists the Compensation Committee by providing comparative market data on compensation practices and programs (the "Survey Data") based on an analysis of twelve publicly-traded, energy related companies that are competitors of ours (the "Peer Group"). The Peer Group, which annually is reviewed and approved by the Compensation Committee with the assistance of Mercer, is used to benchmark executive compensation levels against companies that have executive positions with responsibilities similar in breadth and scope to ours and have global businesses that compete with us for executive talent. With such information, the Compensation Committee reviews and analyzes compensation for each Senior Executive and makes adjustments as appropriate. The following ten companies comprise the Peer Group: Anadarko Petroleum Corporation, Apache Corporation, BJ Services Company, Devon Energy Corporation, Halliburton Company, National Oilwell Varco Incorporated, Schlumberger Limited, Smith International Incorporated, Transocean Incorporated and Weatherford International Limited. An analysis based on recent financial data shows that amongst our Peer Group we ranked fifth in revenue as of June 30, 2007 and sixth in market capitalization as of September 30, 2007. The Compensation Committee reviews the Survey Data annually. The Survey Data and general economic conditions and marketplace compensation trends are evaluated with the assistance of Mercer.

Mercer advises the Compensation Committee in (1) determining base salaries for Senior Executives, (2) setting individual performance goals and award levels for Senior Executives for the Long-Term Incentive Plan performance cycle and (3) designing and determining individual grant levels for the long-term incentive awards for Senior Executives.

From time to time Mercer provides advice to the Governance Committee with respect to reviewing and structuring our policy regarding fees paid to our directors as well as other equity and non-equity compensation awarded to independent, non-management directors, including designing and determining individual grant levels for the 2007 long-term incentive awards.

Management has retained Stern Stewart & Co., an independent consultant since January 2006, to assist the Committee by making recommendations on Baker Value Added ("BVA") targets used in the Long-Term Incentive Plan as a measure for Performance Units. Stern Stewart & Co. was retained for this specific purpose due to the fact that they are the originators of the Economic Value Added financial measure on which BVA is based. The relationship with Stern Stewart & Co. continued in 2007 and will continue throughout 2008. All other consulting on best practices and market compensation levels are provided by Mercer.

Overview of Compensation Philosophy and Program

The purpose of our compensation program is to reward exceptional organizational and individual performance. The following compensation objectives are considered in setting the compensation programs for our Senior Executives:

- drive and reward performance that supports the Company's core values of integrity, teamwork, performance and learning;
- provide a significant percentage of total compensation that is at-risk, or variable, based on predetermined performance criteria;
- require significant stock holdings to align the interests of Senior Executives with those of stockholders;
- design competitive total compensation and rewards programs to enhance our ability to attract and retain knowledgeable and experienced Senior Executives; and
- set compensation and incentive levels that reflect competitive market practices.

To reward both short and long-term performance in the compensation program and in furtherance of our compensation objectives noted above, our executive compensation philosophy includes the following two general principles:

(i) **Compensation levels should be competitive and should be related to performance**

The Compensation Committee reviews the Survey Data to ensure that the compensation program is competitive with the Peer Group. We believe that a competitive compensation program will enhance our ability to attract and retain Senior Executives. The Compensation Committee also believes that a significant portion of a Senior Executive's compensation should be tied not only to individual performance, but also to the performance of the Senior Executive's business unit, division or function, and to Company performance measured against both financial and non-financial goals and objectives. Senior Executive compensation levels should be relative to the earnings of our stockholders. If the Company performs well and over time the value of the Company's stock increases, then Senior Executives should be compensated for their leadership. We also place emphasis on relative performance within the Peer Group as a means to ensure that we consistently deliver stockholder value. During periods when performance meets or exceeds the established objectives, Senior Executives should be paid at, or more than, expected levels, respectively. When our performance does not meet key objectives, incentive award payments, if any, should be less than such levels.

(ii) **Incentive compensation should represent a large portion of a Senior Executive's total compensation and should balance short and long-term performance**

The Company minimizes the amount of fixed compensation paid to Senior Executives in order to minimize costs when Company performance is not optimum. A significant portion of a Senior Executive's compensation is incentive compensation, which provides Senior Executives with an incentive to increase Company profitability and stockholder return. The larger portion of compensation is paid in the form of variable pay (incentive compensation), in the form of short-term and long-term incentives, which are calculated and paid based primarily on financial measures of profitability and stockholder value creation as discussed in more detail below. Less than fifty percent of each Senior Executive's compensation package is contingent upon continued employment and the remainder is at risk and contingent on Senior Executives driving company financial success.

While both short and long-term incentives drive the final compensation levels for Senior Executives, the Committee encourages a balance between short and long term business goals by employing both types of compensation programs. If Senior Executives make business decisions that lead to short-term profits at the expense of long term value creation, the value of their short-term incentives will increase while the value of their long-term incentives will decrease. On the other hand if business decisions intended to drive long-term financial gain are detrimental to current year financial profitability, the compensation levels of the Senior Executives are affected. To encourage a healthy approach to capital investments, investments in human resources and growth plans, the Committee provides a balance of short and long-term incentive plans.

Financial Metrics Used in Compensation Programs

Several financial metrics are commonly referenced in defining Company performance for Senior Executive compensation. These metrics and their use in annual and long-term incentive programs are described below. The impact of certain items may be excluded from the calculation of these metrics in order to insure they consistently reflect Company performance and stockholder return despite certain non-recurring items that may occur in any given fiscal year.

Earnings Per Share

To ensure compensation is proportional to the return on investment earned by stockholders, we use Earnings per Share ("EPS") as a metric for Senior Executives in the Baker Hughes Incorporated Annual Incentive Compensation Plan, as amended (the "Annual Incentive Plan"). EPS is generally defined as our net income divided by the weighted average number of shares outstanding during that period. Non-operational items are generally excluded from the EPS calculation for purposes of determining Annual Incentive Compensation payouts.

Profit After Tax

A related metric used in the annual incentive calculations is profit after tax ("PAT"). The use of this metric allows us to reward Senior Executives for meeting targets related to actual operating profit earned each year. Operating profit and profit after tax are non-GAAP measures comprised of income from continuing operations excluding the impact of certain identified items. We believe that operating profit and PAT are useful because they are consistent measures of the underlying results of our business. Furthermore, management uses operating profit internally as a measure of the performance of our operations.

Baker Value Added

BVA is a non-GAAP measure that supplements traditional accounting measures to evaluate the return on capital invested in the business. BVA is calculated as our financial return in a given period less our capital charge for that period. Our financial return is defined as (i) profit before tax (as defined below) plus interest expense plus non-compete amortization expense, which is a component of cost of sales, multiplied by (ii) 1 minus the applicable tax rate. Our capital charge is defined as (i) the weighted average cost of capital determined for the Company for the period multiplied by (ii) the average capital employed. Profit before tax is calculated as total revenues minus total costs and expenses, minus interest expense plus interest and dividend income.

Review of Senior Executive Performance

The Compensation Committee reviews, on an annual basis, each compensation element of a Senior Executive. In each case, the Compensation Committee takes into account the scope of responsibilities and experience and balances these against competitive salary levels. The Compensation Committee has the opportunity to meet with the Senior Executives at various times during the year, which allows the Compensation Committee to form its own assessment of each Senior Executive's performance.

In addition, each year, the PEO presents to the Compensation Committee his evaluation of each Senior Executive, which includes a review of contribution and performance over the past year, strengths, weaknesses, development plans and succession potential. Following this presentation and a review of the Survey Data, the Compensation Committee makes its own assessments and approves compensation for each Senior Executive. Compensation in excess of the median of the Survey Data is provided through the variable elements of the compensation program to further our pay-for-performance philosophy.

In this way all compensation elements are reviewed and approved by the Compensation Committee. The PEO, as the direct manager of the other NEO's, provides input on their individual performance and recommends specific compensation changes for his direct reports; however, the Committee retains ultimate approval for any compensation changes. The Committee does take into consideration the PEO and NEOs' total compensation, including base salary annual incentives and long-term incentives, both cash and equity, when considering market based adjustments to the PEO and NEOs' compensation. Additionally, the Committee, with the assistance of Mercer, is responsible for reviewing all compensation metrics and targets for all of the Senior Executives and is responsible for approving any adjustments to those metrics and targets.

Components of the Executive Compensation Program

The total compensation and benefits program for Senior Executives consists of the following:

- base salaries;
- annual incentive plan;
- long-term incentive compensation;
- retirement, health and welfare benefits; and
- perquisites and perquisite allowance payments.

The Compensation Committee targets different compensation levels for each element of compensation as well as the compensation levels for the PEO and each NEO based upon their level of responsibility to the Company (as discussed in more detail below).

Base Salaries

The Compensation Committee targets the median base salary level (50th percentile) of the Survey Data for the base salaries of our Senior Executives. The Committee has strategically decided to target the 50th percentile based on historical performance of the oilfield services industry. Because the industry is dependent on the supply and demand of oil and the investment levels of customers, Baker Hughes strategically chooses to set base salaries at a competitive level, but not the highest in the market. Base salaries make up a large portion of fixed compensation costs, and our stockholders are served best by minimizing those fixed costs when business activity is low. To employ talented and capable Senior Executives we pay the market median for base salaries. We do not believe we need to pay above the market median, since we provide greater opportunity for earnings through compensation programs which are at risk and dependent on Company performance.

When considering adjustment of a Senior Executive's base salary, the Compensation Committee reviews Survey Data and evaluates the Senior Executive's level of responsibility and experience as well as Company performance. The Compensation Committee also considers the Senior Executive's success in achieving business results, promoting our core values and keys to success, improving health and safety and demonstrating leadership. We believe the Company's keys to success are (i) people contributing at their full potential, (ii) delivering unmatched value to our customers, (iii) being cost efficient in everything we do and (iv) employing our resources effectively.

Benchmarking and aligning base salaries are especially critical to a competitive compensation program. Other elements of our compensation are affected by changes in base salary. Annual incentives are targeted and paid out as a percentage of base salary, and the target levels of long-term incentives are also set as a percentage of base salary. Increases to base salaries, if any, are driven primarily by individual performance and comparative data from the Survey Data.

In determining base salaries, the Compensation Committee also considers the Company's continuing achievement of its short and long-term goals to:

- achieve specific EPS and BVA goals;
- communicate strategy and financial results effectively;
- increase emphasis on employee health and safety; and
- develop human resource capability and reduce attrition.

The Compensation Committee bases its compensation decisions on the Company's performance related to the goals listed above. The Compensation Committee does not rely solely on predetermined formulas or a limited set of criteria when it evaluates the performance of the Senior Executives.

The Compensation Committee usually adjusts base salaries for Senior Executives when:

- the current compensation demonstrates a significant deviation from the Survey Data;
- recognizing outstanding individual performance; or
- recognizing an increase in responsibility.

If in this review of individual performance and market salary data, the Compensation Committee finds that the Senior Executive is paid competitively at the 50th percentile of the market, and has exhibited exceptional performance during the period under review, the Compensation Committee may award the Senior Executive a merit lump sum instead of a salary increase. The purpose of the merit lump sum is to reward individual performance in the annual review, without increasing the base salary beyond the competitive 50th percentile of market. This allows the Senior Executive to be rewarded for exceptional performance, without the Company incurring the additional costs associated with a base salary increase, including the related compensation tied to base salary, and without increasing salaries over median levels.

In 2007 the Compensation Committee approved base salary increases for each of the Senior Executives. The decision to increase each salary was based on the review of Survey Data from the Peer Group at the 50th percentile and individual performance. In approving the 2007 salary increases, the Compensation Committee reviewed the Survey Data as well as reviewing the performance of the Company and each Senior Executive before approving the base salary increases. The new salaries were effective in March 2007 at the same time all other merit increases were granted to employees of the Company. The Compensation Committee decided not to award any merit lump sum in lieu of salary increases during 2007.

Annual Incentive Plan

The Annual Incentive Plan provides Senior Executives with the opportunity to earn cash bonuses based on the achievement of specific Company-wide, business unit, division or function and individual performance goals. The Compensation Committee designs the annual incentive component of our compensation program to align Senior Executive pay with our annual (short-term) performance. Incentive bonuses are generally paid in cash in March of each year for the prior fiscal year's performance. The payouts for Senior Executives are targeted to pay out at the median (50th percentile) of the Survey Data in years when we reach expected financial performance levels. If we reach, but do not exceed, the financial performance targets for any given year, the incentive payout should be at the median of the Survey Data. However, the Annual Incentive Plan is designed so that in years that financial performance significantly exceeds our financial performance targets, the payouts of the short-term incentive program should reach the 75th percentile of the Survey Data. The incentive target percentage represents the Senior Executive's annual bonus opportunity if the annual performance goals of the Annual Incentive Plan are achieved.

The Annual Incentive Plan sets forth a set of financial and non-financial metrics for each Senior Executive. These metrics are selected to drive annual performance. Each metric has a weight within the plan, and the sum of the weights is 100%. In 2007, financial metrics comprised 80% of the target incentive and non-financial metrics comprised 20% of the target incentive. The metrics in the Annual Incentive Plan for the 2007 performance period included the financial metrics of BVA and EPS and the non-financial metrics of health and safety and individual performance.

The metrics for the Annual Incentive Plan for the 2007 performance period were modified from 2006 in the following ways: voluntary turnover was removed as one of the incentive plan metrics, the health and safety metric was adjusted from a weight of 3% to 5% and the individual performance component was increased from a weight of 5% to 15%. The Compensation Committee established the voluntary turnover measure in 2006 as part of a strategic plan to reduce turnover and increase management awareness of turnover statistics in a time of growth in headcount and increased business activity. It was not necessary to continue the turnover metric in 2007 as turnover percentages across the Company improved. The health and safety metric was given greater weight in the Annual Incentive Plan to continue to encourage compliance with all health and safety programs and promote the well-being of the workforce. The weight of the individual performance component was increased to allow greater differentiation of incentive payouts based on individual achievement of goals.

Performance targets for all metrics are established at levels that are achievable but still challenge the Company and the individual Senior Executives to perform well. Targets are set such that only exceptional performance will result in payouts above the target incentive and poor performance will result in no incentive payment. Performance targets for each of the Senior Executives are reviewed annually by the Compensation Committee and the target percentages are based upon an extensive review of the Survey Data and an assessment of the Senior Executives' job descriptions and responsibilities.

Each of the Senior Executives received an annual bonus in 2008 based on their individual contributions to the 2007 performance as shown in the Summary Compensation Table on page 23. The maximum annual award possible under the Annual Incentive Plan is $4,000,000. The following table shows the Annual Incentive Plan weightings for each of the Senior Executives. The differences in percentages are based upon job description and responsibility and are reviewed by the Compensation Committee in light of the Survey Data.

2007 Annual Incentive Plan Weightings for Named Executive Officers[(1)]

	Mr. Deaton	Mr. Clark	Mr. Ragauss	Mr. Crain	Mr. Barr
Target Incentive Compensation (% of Base Salary)	100%	80%	65%	65%	60%
Metric					
Financial Result (BVA and EPS)	80%	80%	80%	80%	80%
Health and Safety Results	5%	5%	5%	5%	5%
Individual Performance	15%	15%	15%	15%	15%

(1) For 2008 the Target Incentive Compensation as a percentage of Base Salary for Messrs. Deaton, Ragauss, Crain and Barr will be 120%, 80%, 75% and 70%, respectively. The metric percentage for 2008 will remain the same for Mr. Clark who, based upon his retirement effective January 31, 2008, will only be eligible to participate in a prorated bonus under the Company's Annual Incentive Plan for the one month of service in 2008.

The amount to be paid to each Senior Executive under the Annual Incentive Plan (the "Incentive Amount") is determined by the financial metrics of BVA and EPS, which are combined into an overall value (the "Financial Result"). The Compensation Committee approves three different thresholds with respect to the Financial Result, entry level, expected value and over achievement. Entry level is the minimum level of Financial Result for which the Compensation Committee approves any annual incentive payout. If the Company's Financial Result is less than the entry level threshold, then there is no payout for the Incentive Amount in that fiscal year. If we achieve the entry threshold, the Incentive Amount equals 25% of the target incentive compensation, which is a percentage of the Senior Executive's base salary. Expected value is the target level of financial performance. If the Company's Financial Result reaches the expected value threshold, the Incentive Amount equals 100% of target incentive compensation. Over achievement represents a level of financial performance that exceeds the expected value threshold. If the Company's Financial Result reaches the over achievement threshold, the Incentive Amount equals 200% of target incentive compensation. Financial performance between any of the thresholds results in a payout that is prorated between the two threshold percentages according to the actual Financial Result achieved.

If the Company's Financial Result exceeds the over achievement threshold, the Incentive Amount will exceed 200% of the Senior Executive's target incentive compensation threshold. Effective for performance periods commencing prior to January 1, 2008, any Incentive Amount over 200% of target incentive compensation is not paid out with the annual incentive, but is held or "banked" until following years. Half of the banked amount, plus interest at market rates on the banked amount, is paid one year after the incentive is earned. The remaining half of the amount plus interest at market rates is paid out two years from the date earned. This ensures that exceptional incentive payouts are only realized by Senior Executives if they remain employed by us. An example of the banking calculation is shown in the following table[(1)]:

Target Incentive Compensation	$ 100,000
Incentive Earned	$ 220,000
Paid in March Following Fiscal Plan Year	$ 200,000
Banked for Following Year	$ 10,500
Banked for 2nd Year After Original Payout	$ 11,025

(1) Values are for illustrative purposes and assume a 5% market interest rate on the banked amount.

For the health and safety metric, we have pre-established goals for an acceptable Total Recordable Incident Rate ("TRIR"). If we attain our goal for TRIR, the health and safety metric is paid out in full equaling 5% of incentive opportunity. If the TRIR goal is not achieved, the Senior Executive does not receive that portion of the incentive.

The second non-financial metric in the Annual Incentive Plan is individual performance. This metric pays out if the Senior Executive achieves pre-determined performance goals. The direct supervisor of each Senior Executive sets specific individual goals at the beginning of each year. If these goals are achieved by the end of the plan year, the Senior Executive may earn the target value for the individual performance metric.If these goals are not achieved, the individual performance metric is not paid out.

For illustration, if an NEO with an incentive compensation target of 50% of salary and a base salary of $400,000 achieved the following financial and non-financial results, the payout would be as follows:

Target Incentive: $400,000 x 50% = $200,000

	Weight	Result	Payout
Financial Results (BVA and EPS)	80%	150%	$ 240,000
Health and Safety (TRIR)	5%	100%	$ 10,000
Individual Performance	15%	100%	$ 30,000
Total Incentive Earned:			$ 280,000

The payout for each metric is the target incentive of $200,000 multiplied by the weight of each metric and the percentage results, for example $200,000 x 80% x 150% = $240,000.

Long-Term Incentive Compensation

The long-term incentive program allows Senior Executives to increase their compensation over a number of years as stockholder value is increased as a result of a higher stock price or sustained improvements in financial performance over multiple years. Long-term incentives comprise the largest portion of a Senior Executive's compensation package and are consistent with our at-risk pay philosophy. Currently, long-term incentives generally are allocated to Senior Executives in the following percentages: 40% Performance Units, 35% Stock Options and 25% Restricted Stock. The Compensation Committee has approved targeting the 75th percentile of the Survey Data with respect to long-term incentive awards because the majority of long-term incentives are at risk and therefore justify a higher target percentage in relation to the Survey Data.

In 2002, the Compensation Committee and our Board of Directors approved the 2002 D&O Plan for performance-related awards for Senior Executives. Our stockholders approved the 2002 D&O Plan in April 2002. An objective of the 2002 D&O Plan was to align the interests of Senior Executives with stockholders and to provide a more balanced long-term incentive program. Beginning in 2005, the Compensation Committee approved equity awards in shares of restricted stock (or in most cases restricted stock units in non-United States jurisdictions) in addition to the previously offered fixed-price stock options. Capitalized terms used in this section discussing long-term incentive compensation and not otherwise defined herein shall have the meaning assigned to such term in the 2002 D&O Plan.

The Compensation Committee approves the total stock options, restricted stock, performance units and cash-based awards that will be made available to Senior Executives as well as the size of individual grants for each Senior Executive. The amounts granted to Senior Executives vary each year and are based on the Senior Executive's performance, the Survey Data, as well as the Senior Executive's total compensation package. Previous awards and grants, whether vested or unvested, have no impact on the current year's awards and grants.

For the performance period ending on December 31, 2007, the Compensation Committee approved cash-based awards under the 2002 D&O Plan for certain NEOs to reward exceptional organizational and individual achievements that resulted in (i) settlements with the Department of Justice and the Securities and Exchange Commission together with the development and implementation of strategic initiatives to improve compliance with the Company's Business Code of Conduct, (ii) advancement of the Company's international growth in the Eastern Hemisphere and (iii) creation of management systems to enhance and maintain our high performance culture.

Stock Options

An important objective of the long-term incentives is to strengthen the relationship between the long-term value of our stock price and the potential financial gain for employees. Stock options provide Senior Executives with the opportunity to purchase our Common Stock at a price fixed on the grant date regardless of future market price. Stock options generally vest and become exercisable one-third annually after the original award date.

The exercise prices of the stock options granted to the PEO and the NEOs during fiscal year 2007 are shown in the Grants of Plan-Based Awards Table on page 24. Additional information on these grants, including the number of shares subject to each grant, also is shown in the Grants of Plan-Based Awards Table.

Options generally are granted semi-annually, at the same time as grants to the general eligible employee population, in January and July prior to the release of our earnings. Option grants are made at Compensation Committee meetings scheduled in advance to meet appropriate deadlines for compensation-related decisions. Our practice is that the exercise price for each stock option is the market value on the date of grant. Pursuant to the 2002 D&O Plan, the Option Price shall not be less than the Fair Market Value of the shares on the date of grant.

In certain instances, stock options may vest on an accelerated schedule. Retirement may trigger accelerated vesting if a Senior Executive's age plus years of service with us is greater than or equal to 65 years. In this instance, all unvested options will vest as of the retirement date, and the Senior Executive will have three or five years to exercise the options depending on the terms outlined in the stock option award agreement. However, the exercise window may not exceed the original option term.

Additionally, death or disability while employed with the Company will cause all stock options to automatically vest and become exercisable per the terms outlined in the stock option award agreement.

Restricted Stock Awards and Restricted Stock Units

Restricted stock awards ("RSAs") are intended to aid in retaining key employees, including the Senior Executives, through vesting periods. RSAs provide the opportunity for capital accumulation and more predictable long-term incentive value. In the United States, RSAs are awarded, while outside the United States, we generally utilize restricted stock units ("RSUs") as a performance incentive.

RSAs generally are awarded to Senior Executives once a year in January, at the same time as awards to the general eligible employee population. RSAs are shares of our Common Stock that are awarded with the restriction that the Senior Executive remain with us until the date of vesting. RSAs generally vest one-third annually after the original award date. The purpose of granting RSAs is to encourage ownership of our Common Stock by, and retention of, our Senior Executives. Senior Executives are allowed to vote RSAs as a stockholder based on the number of shares held under restriction. The Senior Executives are also awarded dividends on the RSAs held by them.

Any unvested RSAs generally are forfeited if the Senior Executive terminates employment with the Company or if the Senior Executive fails to meet the continuing employment restriction outlined in the RSA agreement. In the event of death or disability, any unvested RSAs are immediately vested.

RSUs are similar to RSAs, but with a few key differences. An RSU is a commitment by us to issue a share of our Common Stock for each RSU at the time the restrictions in the award agreement lapse. RSUs are provided to Executives who are not on the United States payroll because of the different tax treatment in many other countries. RSU awards are eligible for dividend equivalent payments each time we pay dividends.

Any unvested RSUs are generally forfeited upon termination of employment with the Company if the restrictions outlined in the awards are not met. Any vested shares are fully owned. Additionally, in the event of death or disability, all shares of RSUs are immediately vested.

Performance Units

Performance units represent a significant portion of our long-term incentive program. Forty percent of the long-term incentive value awarded is through performance units, which are certificates of potential value that are payable in cash at the end of a specified performance period. Performance units only pay out if the Company achieves certain BVA targets, typically after a three-year performance period. Failure to achieve the entry level threshold will render the performance unit awards valueless. Performance units are intended to replace performance awards made under the Company's Performance Plan for 2004-2006 and 2005-2007. Awards were granted under the Performance Plan for 2004-2006 on December 29, 2006; however, no awards were earned and thus no payouts made under the 2005-2007 Performance Plan because total stockholder return goals were not achieved. Both Performance Plans expired at December 29, 2006 and December 31, 2007, respectively.

Performance units are designed to encourage long-range planning and reward sustained stockholder value creation. The objectives of the performance units are to (i) insure a long-term focus on capital employment; (ii) develop human resource capability; (iii) enable long-term growth opportunities; (iv) motivate accurate financial forecasting; and (v) reward long-term goal achievement. While stock options and restricted stock and units tie directly to our stock price, performance units reward contributions to our financial performance and are not subject to the volatility of the stock market. BVA is the financial metric used to determine payouts, if any, for performance units.

Performance units are generally awarded once each year in January to Senior Executives at the same time as grants to the general eligible employee population. The performance unit plan operates in overlapping three-year cycles with a payout determined at the end of each cycle.

Performance units are generally forfeited if a Senior Executive voluntarily leaves the Company before the end of the performance cycle. Performance units pay out on a pro rata basis if a Senior Executive retires at our normal retirement age or later.

When granted, the target value for our performance units is $100 each, though the actual value realized depends on how well we perform against our cumulative BVA targets, which are established by the Compensation Committee with assistance from Stern Stewart & Co. As noted, BVA measures operating PAT less the cost of capital employed and is generally the same BVA measure used in the Annual Incentive Plan.

Each year when performance units are granted, a new three-year cumulative BVA goal will be set. The following chart specifies the goals for our BVA performance measure and the dollar value per unit at various levels of performance.

Performance Level	Percentage of Expected Value Target Amount	Performance Unit Value
Below Threshold	0–24%	$ 0
Entry Level	25%	$ 25
Expected Value Target	100%	$ 100
Over Achievement	200%	$ 200

Tax Implications

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") places a limit of $1,000,000 on the amount of compensation that may be deducted by the Company in any year with respect to the PEO and the NEOs unless the compensation is performance-based compensation as described in Section 162(m) and the related regulations, as well as pursuant to a plan approved by the Company's stockholders. We have qualified certain compensation paid to Senior Executives for deductibility under Section 162(m), including (i) certain amounts paid under our Annual Incentive Plan, (ii) certain compensation expense related to options granted pursuant to the Company's 1993 Stock Option Plan and (iii) certain options and certain other long-term performance-based stock or cash awards granted pursuant to the 1998 Long-Term Incentive Plan and the 2002 D&O Plan. We may from time to time pay compensation to our Senior Executives that may not be deductible, including discretionary bonuses or other types of compensation outside of our plans.

Although the Compensation Committee has generally attempted to structure executive compensation so as to preserve deductibility, it also believes that there are circumstances where our interests are best served by maintaining flexibility in the way compensation is provided, even if it might result in the non-deductibility of certain compensation under the Code.

Although equity awards may be deductible for tax purposes by the Company, the accounting rules pursuant to APB 25 and SFAS 123(R) require that the portion of the tax benefit in excess of the financial compensation cost be recorded to paid-in-capital.

Employee Stock Purchase Plan

The purpose of the Employee Stock Purchase Plan is to encourage and enable eligible employees to purchase our stock at a discounted rate, thereby keeping the employees' interests aligned with the interests of the stockholders. Senior Executives may participate in this Employee Stock Purchase Plan on the same basis as all other eligible employees.

Eligible employees may elect to contribute on an after-tax basis between 1% and 10% of their annual pay to purchase our Common Stock; provided, however, that an employee may not contribute more than $25,000 to the Employee Stock Purchase Plan pursuant to Internal Revenue Service restrictions. Shares are purchased at a 15% discount of the fair market value of our Common Stock on January 1 or December 31, whichever is lower.

Retirement, Health and Welfare Benefits

We offer a variety of health and welfare and retirement programs to all eligible employees. The Senior Executives generally are eligible for the same benefit programs on the same basis as the rest of the broad-based employees. The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. Our health and welfare programs include medical, wellness, pharmacy, dental, vision, life insurance and accidental death and disability. Coverage under the life and accidental death and disability programs offer benefit amounts specific to Senior Executives. Senior Executives are eligible to receive reimbursement for certain medical examination expenses. Premiums for supplemental life insurance may be paid from a Senior Executive's perquisite allowance.

We offer retirement programs that are intended to supplement the employee's personal savings and social security. The programs include the Baker Hughes Incorporated Thrift Plan ("Thrift Plan"), which is a 401(k) plan, the Baker Hughes Incorporated Pension Plan ("Pension Plan") and the Baker Hughes Incorporated Supplemental Retirement Plan ("SRP"). All U.S. employees, including Senior Executives, are generally eligible for the Thrift Plan and the Pension Plan. Only U.S. Executives are eligible for the SRP. Non-U.S. employees are covered under different retirement plans. Senior Executives participate in the Thrift Plan and Pension Plan on the same basis as other employees and in the SRP on the same basis as other Executives.

The Thrift Plan allows eligible employees to elect to contribute from 1% to 50% of their eligible compensation to an investment trust. Eligible compensation generally means all wages, salaries and fees for services from the Company. Employee contributions are matched in cash by us at the rate of $1.00 per $1.00 employee contribution for the first 5% of the employee's eligible compensation. Such contributions vest immediately. In addition, we make cash contributions for all eligible employees between 2% and 5% of their salary depending on the employee's age. These cash contributions become fully vested to the employee after three years of service. However, regardless of the number of years of service, an employee is fully vested in his Thrift Plan Base Contribution if the employee retires at age 65 or later, or terminates employment with three years of service, or the employee's employment is terminated due to death or total and permanent disability. The Thrift Plan does not provide our employees the option to invest directly in the Company's stock.

We adopted the Pension Plan, effective January 1, 2002, to supplement the benefits provided through our primary retirement vehicle, the Thrift Plan. The Pension Plan is a tax-qualified, defined benefit plan funded entirely by us. Under the provisions of the Pension Plan, a cash balance account is established for each participant. Age-based pay credits are made quarterly to the accounts as a percentage of eligible compensation. Eligible compensation generally means all wages, salaries and fees for services from the Company.

The following are the quarterly pay crediting rates under the Pension Plan:

Age at End of Quarter	Pay Credit as a Percentage of Quarterly Eligible Compensation
Under age 35	2.0%
35–39	2.5%
40–44	3.0%
45–49	3.5%
50 and older	4.0%

In addition to pay credits, cash balance accounts are credited with interest credits based on the balance in the account on the last day of the quarter, using the annual rate of interest on 30-year Treasury securities as specified by the Secretary of Treasury for the month of August of the preceding calendar year. The interest rate used for determining interest credits in 2007 was 5%. An employee is fully vested in his or her Pension Plan account after three years of service. Regardless of the number of years of service, an employee is fully vested if the employee retires at age 65 or later, or retires at age 55 with three years of service, or the employee's employment is terminated due to death or total and permanent disability. In addition, employees who were 55 years or older on January 1, 2002 had their prior years of service with us counted for vesting purposes. Pension Plan benefits in excess of $1,000 are payable in the form of a joint and 50% survivor annuity for married individuals, or subject to spousal consent, or if unmarried, a single lump sum or single life annuity. There are no special provisions for Senior Executives under the Pension Plan.

We adopted the SRP, which was amended and restated effective January 1, 2005, to:

- allow Executives to continue saving toward retirement when, due to compensation and contribution ceilings established under the Code, they can no longer contribute to the Thrift Plan;
- provide Company base, pension and matching contributions that cannot be contributed to the Thrift Plan and Pension Plan due to compensation and contribution ceilings established under the Code; and
- enable covered Executives to defer base and incentive compensation on a tax-deferred basis.

Accordingly, Executive contributions include amounts calculated from an Executive's Thrift Plan pre-tax election on file as of the prior year-end on compensation not eligible under the Thrift Plan due to the Code's compensation limit. The Company contributes matching, base and pension contributions on compensation not eligible under the Thrift Plan or Pension Plan based on the Code's compensation limit. Eligible compensation under the Thrift Plan and Pension Plan was limited to $225,000 and pre-tax employee contributions were limited to $15,500 ($20,500 for employees age 50 or older) in 2007. Additionally, Executives may elect to defer eligible compensation each year instead of receiving that amount in current compensation. The Company contributes matching, base and pension contributions on compensation above the compensation ceiling established by the Code and on the Executive's deferred compensation. Company contributions, as a percentage of compensation, are made according to the following schedule:

Age	Base Contribution	Pension Contribution	Matching Contribution
Under Age 35	2.00%	2.00%	5%
35–39	2.50%	2.50%	5%
40–44	3.00%	3.00%	5%
45–49	3.50%	3.50%	5%
50–54	4.00%	4.00%	5%
55–59	4.50%	4.00%	5%
60 or older	5.00%	4.00%	5%

An Executive is fully vested in his or her deferrals and Company matching contributions. Beginning January 1, 2007 Executives generally are fully vested in pension contributions after three years of service. Regardless of the number of years of service, an Executive is fully vested in all contributions if the Executive retires at age 65 or later, or upon the Executive's termination of employment due to the death or total and permanent disability of the Executive. Distribution payments are made upon some specified period after separation from service in accordance with Section 409A of the Code. The methods of distribution include a single lump sum cash payment or annual installments for 2-20 years, with the default election being annual installments for 15 years. In-service withdrawals are allowed in compliance with Section 409A of the Code. Hardship withdrawals are allowed in cases of unforeseen severe financial emergencies. All distribution and withdrawal elections are made during annual enrollment except for hardship withdrawals.

The assets of the SRP are invested by the Trustee in funds selected by us. Additional information regarding these benefits and an accompanying narrative disclosure are provided in the Pension Benefits Table and Nonqualified Deferred Compensation Table disclosed on pages 26 and 27.

Perquisites and Perquisite Allowance Payments

In order to remain competitive with the Peer Group and ensure our ability to attract and retain capable Senior Executives, the Company also provides perquisites that are common to executives in the United States and in our industry. The

Compensation Committee annually reviews the perquisite program to ensure competitiveness and fairness. Executives are provided with the following benefits as a supplement to their other compensation:

- Life Insurance & Accidental Death & Dismemberment Coverage: We pay 100% of the premium for both term life insurance and accidental death and dismemberment coverage, equal to two times the Executive's base salary.
- Perquisite Life Insurance: Perquisite life insurance benefits are provided to the Executives in addition to the supplemental life insurance and voluntary life insurance and accidental death and dismemberment coverage available to all employees. The cost of the perquisite life insurance is paid from the Executive's perquisite allowance (as discussed below).
- Short-Term and Long-Term Disability: We pay 100% of the premium cost for these benefit programs for Executives. The short-term disability program provides income replacement at 100% of base pay level for up to six weeks or recovery. The program then pays 75% of the base pay level beginning on week seven up to 26 weeks or recovery. Upon the expiration of the 26-week short-term disability period, the long-term disability program provides income replacement at 60% of the benefits base pay level, up to a maximum of $25,000 per month, until age 65 or recovery per the terms and conditions of the program.
- Executive Physical Program: At our expense each Executive is allowed to have a complete and professional personal physical exam on an annual basis.

In addition Senior Executives are provided with a cash allowance on a quarterly basis that is intended to pay for expenses associated with managing finances, healthcare, communication and entertainment. These expenses are associated with continued employment yet are not considered and may not be reported as business expenses. It is common practice in our industry to provide these personal benefits as perquisites. The Committee has chosen to provide a cash allowance in lieu of providing these benefits directly to Senior Executives, for greater transparency in the value of such benefits and clarity around income tax treatment. While the Compensation Committee intends for such allowance to be applied to applicable benefits, the Senior Executive may apply such amounts to any use in their own discretion.

In addition to the Company-provided basic life insurance coverage of two times the Senior Executive's base salary, Senior Executives may elect additional life insurance coverage through the perquisite program. Additional information regarding these benefits and an accompanying narrative disclosure are provided in the Summary Compensation Table disclosed on page 23.

Severance Plan

Upon certain types of terminations of employment (other than a termination following a change in control of the Company), severance benefits may be paid to the Senior Executives. Additional severance benefits payable to our PEO are addressed in his employment agreement discussed below. The Senior Executives are covered under a general severance plan known as the Baker Hughes Incorporated Executive Severance Plan (the "Severance Plan"). The Severance Plan is designed to attract and retain Senior Executives and to provide replacement income if their employment is terminated because of an involuntary termination other than for cause.

To be eligible to receive benefits under the Severance Plan, a Senior Executive must (i) be an Executive on the date of termination, (ii) be involuntarily terminated and (iii) execute and deliver to the Severance Plan's Administrator a release agreement provided to the participant by the Severance Plan Administrator. No benefits are available or have accrued prior to a participant's employment termination date, and no rights are considered vested until the occurrence of an involuntary termination. We provide the following benefits to a participant who has satisfied the eligibility requirements.

- **Base Compensation –** We will pay the participant a single sum cash severance benefit based on the participant's base compensation at the participant's employment termination date, with the amount of the base compensation benefit determined pursuant to the table below.
- **Medical, Dental and Vision Insurance –** If a participant, his spouse and/or dependents are participating in a group health plan sponsored by the Company on the participant's employment termination date, the participant, his spouse and/or dependents generally have the right to continue medical, dental and vision coverage for the time periods provided by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA").
- **Outplacement –** Each participant shall be entitled to outplacement assistance at the expense of the Company as shown in the table below.

Severance Plan – Schedule of Benefits for NEOs

Severance Benefits	Details of Benefit
1. Base Compensation	18 months of base compensation using the participant's base compensation for the month in which the participant's employment termination date occurs.
2. Insurance – Medical, Dental and Vision	3 months of COBRA continued coverage paid by the Company, provided the participant timely and properly elects COBRA continuation coverage.
3. Outplacement	Outplacement services will be provided for the greater of 12 months or until such time as the value of the outplacement services reaches the maximum of $10,000. The 12-month period commences with the first day of the month following the month in which the participant's employment termination date occurs.

Employment Agreements

The Company's philosophy is not to enter into employment agreements with Senior Executives; however, we do have an employment agreement with our PEO, dated as of October 25, 2004. The term of the employment agreement is until October 25, 2008, with automatic one-year renewals unless either party provides a notice not to extend the employment agreement at least thirteen months prior to the then current expiration date. During the term of the employment agreement, Mr. Deaton is entitled to receive the following, all as established from time to time by the Board of Directors or the Compensation Committee:

- a base salary;
- the opportunity to earn annual cash bonuses in amounts that may vary from year to year and that are based upon achievement of performance goals;
- long-term incentives in the form of equity-based compensation no less favorable than awards made to other Senior Executives and that are commensurate with awards granted to PEOs of other public companies of a similar size to the Company; and
- benefits and perquisites that other officers and employees of the Company are entitled to receive.

Mr. Deaton's base salary is to be reviewed at least annually during the term of the employment agreement and may be increased (but not decreased) based upon his performance during the year.

Upon the termination of Mr. Deaton's employment, due to his disability or his death, he or his beneficiary is to be paid a lump sum in cash equal to one-half his then base salary for each year (prorated for partial years) during the remaining term of the employment agreement and a lump sum in cash equal to his expected value incentive bonus for the year of termination. For purposes of Mr. Deaton's employment agreement, disability is defined as any incapacity due to physical or mental illness resulting in an absence from full-time performance of his duties for ninety (90) days in the aggregate during any period of twelve (12) consecutive months or a reasonable expectation that such disability will exist for more than such period of time. Upon termination of Mr. Deaton's employment by him for "good reason" or by us without "cause" (please refer to the section "Potential Payments Upon Termination or Change in Control – Termination of Employment by Mr. Deaton for Good Reason or by Us Without Cause" located elsewhere in this proxy statement for a definition of "good reason" and "cause"), he is entitled to:

- a lump sum cash payment in an amount equal to two times his then base salary;
- a lump sum cash payment equal to the expected value of his incentive bonus for the year of termination, prorated to the date of termination;
- a continuation of certain perquisites and medical insurance benefits for the remainder of the term of the employment agreement; and
- a continuation of employer contributions to the Company's SRP for the remainder of the term of the employment agreement.

However, the foregoing benefits are not payable if Mr. Deaton is entitled to benefits under his Change in Control Agreement discussed below.

If Mr. Deaton's employment is terminated by him for any reason other than a good reason or by the Company for cause, he is to receive only those vested benefits to which he is entitled under the terms of the employee benefit plans in which he is a participant as of the date of termination and a lump sum amount in cash equal to the sum of (i) his base salary through the date of termination; (ii) any compensation previously deferred by him (together with any accrued interest or earnings) and any accrued vacation pay; and (iii) any other amounts due him as of the date of termination, in each case to the extent not already paid.

During the term of the employment agreement and for a period of two years following termination of the employment agreement, Mr. Deaton is prohibited from (i) engaging in competition with the Company and (ii) soliciting customers, employees and consultants of the Company. To the extent any provision is covered by both the employment agreement and the Change in Control Agreement, described and defined below, the Change in Control Agreement provision so covered will supersede the employment agreement provision.

Change in Control Agreements

In addition to the employment agreement described above, we have entered into change in control agreements ("Change in Control Agreements") with the NEOs, as well as the other Senior Executives. The Change in Control Agreements provide for payment of certain benefits to these officers as a result of termination of employment following, or in connection with, a Change in Control (as defined below) of the Company. The initial term of the Change in Control Agreement for Mr. Deaton expired on October 24, 2007, and was automatically extended until October 24, 2009. The initial term of the Change in Control Agreement for Mr. Crain will expire December 31, 2008. The initial term of the Change in Control Agreement for Mr. Ragauss expires on April 25, 2009. The initial term of the Change in Control Agreement for Mr. Barr expired on July 27, 2007, and was automatically extended until July 27, 2009.

After the expiration of the initial term, each of the Change in Control Agreements will be automatically extended for successive two-year periods beginning on the day immediately following the expiration date, unless, not later than 18 months prior to the expiration date or applicable renewal date, we shall give notice to the NEO that the term of the Change in Control Agreements will not be extended. The initial terms of the Change in Control Agreements for Messrs. Deaton and Barr were automatically extended since, not later than 18 months prior to the end of the initial terms, we did not give notice that the terms would not be extended.

According to the Change in Control Agreements, we pay severance benefits to a NEO if the NEO's employment is terminated following, or in connection with, a Change in Control during the term unless:

- the NEO resigns without "good reason";
- the Company terminates the employment of the NEO for "cause"; or
- the employment of the NEO is terminated by reason of death or "disability".

Please refer to "Potential Payments Upon Termination or Change in Control – Payments in the Event of a Change in Control and Termination of Employment by the Executive for Good Reason or by the Company or its Successor Without Cause" for the definitions of "good reason", "cause" and "disability" in the context of the Change in Control Agreements.

If the NEO meets the criteria for payment of severance benefits due to termination of employment following or in connection with a Change in Control during the term as described above, in addition to any benefits he is due under our employee benefit plans and equity and incentive compensation plans, he will receive the following benefits:

(a) a lump sum payment equal to three times the NEO's annual base salary in effect immediately prior to (i) the first event or circumstance constituting Good Reason for his resignation, (ii) the Change of Control or (iii) the NEO's termination of employment, whichever is greatest (his "Highest Base Salary");

(b) a lump sum payment equal to the NEO's expected value bonus based on the incentive bonus under our Annual Incentive Plan for the year in which he terminates employment based on his Highest Base Salary, prorated based upon the number of days of his service during the performance period (reduced by any payments received by the NEO under our Annual Incentive Compensation Plan, as amended, in connection with the Change in Control if the NEO's termination of employment occurs during the same calendar year in which the Change in Control occurs);

(c) a lump sum payment equal to the NEO's expected value bonus based on his Highest Base Salary for the year in which he terminates employment multiplied by his Highest Base Salary and multiplied by three;

(d) continuation of accident and health insurance benefits for an additional three years;

(e) a lump sum payment equal to the sum of (i) the cost of the NEO's perquisites in effect prior to his termination of employment for the remainder of the calendar year and (ii) the cost of the NEO's perquisites in effect prior to his termination of employment for an additional three years;

(f) a lump sum payment equal to the undiscounted value of the benefits the NEO would have received had he continued to participate in our Thrift Plan and SRP for an additional three years, assuming for this purpose that:

(1) the NEO's compensation during that three-year period remained at the levels used for calculating the severance payment described in paragraphs (a) and (c) above, and

(2) the NEO's contributions to and accruals under those plans remained at the levels in effect as of the date of the Change in Control or the date of termination, whichever is greater;

(g) eligibility for our retiree medical program if the NEO would have become entitled to participate in that program had he remained employed for an additional three years;

(h) a lump sum payment equivalent to thirty-six multiplied by the monthly basic life insurance premium applicable to the NEO's basic life insurance coverage on the date of termination;

(i) outplacement services for a period of three years or, if earlier, until the NEO's acceptance of an offer of employment or in lieu of outplacement services, the NEO may elect to receive a cash payment of $30,000; and

(j) an additional amount (a gross-up payment) in respect of excise taxes that may be imposed under the golden parachute rules on payments and benefits received in connection with the Change in Control. The gross-up payment would make the officer whole for excise taxes (and for all taxes on the gross-up payment) in respect of payments and benefits received pursuant to all the Company's plans, agreements and arrangements (including for example, acceleration of vesting of equity awards).

In addition to the above, the Change in Control Agreements provide for full vesting of all stock options and other equity incentive awards upon the occurrence of a Change in Control.

According to the Change in Control Agreements, a "Change in Control" occurs if:

- the individuals who are incumbent directors cease for any reason to constitute a majority of the members of our Board of Directors;
- the consummation of a merger of us or our affiliate with another entity, unless the individuals and entities who were the beneficial owners of our voting securities outstanding immediately prior to such merger own, directly or indirectly, at least 50% of the combined voting power of our voting securities, the surviving entity or the parent of the surviving entity outstanding immediately after such merger;
- any person, other than us, our affiliate or another specified owner (as defined in the Change in Control Agreements), becomes a beneficial owner, directly or indirectly, of our securities representing 30% or more of the combined voting power of our then outstanding voting securities;

- a sale, transfer, lease or other disposition of all or substantially all of our assets (as defined in the Change in Control Agreements) is consummated (an "asset sale"), unless (i) the individuals and entities who were the beneficial owners of our voting securities immediately prior to such asset sale own, directly or indirectly, 50% or more of the combined voting power of the voting securities of the entity that acquires such assets in such asset sale or its parent immediately after such asset sale in substantially the same proportions as their ownership of our voting securities immediately prior to such asset sale or (ii) the individuals who comprise our Board of Directors immediately prior to such asset sale constitute a majority of the board of directors or other governing body of either the entity that acquired such assets in such asset sale or its parent (or a majority plus one member where such board or other governing body is comprised of an odd number of directors); or
- our stockholders approve a plan of complete liquidation or dissolution of us.

The Code disallows deductions for certain executive compensation that is contingent on a change in ownership or effective control of the Company or a significant portion of the assets of the Company. Assuming such a control change had occurred on December 31, 2007, $4,924,529 and $2,149,985 would have been non-deductible executive compensation for Messrs. Deaton and Ragauss, respectively. Additionally, if Messrs. Deaton, Ragauss, Clark, Crain and Barr had incurred a termination of employment in connection with such control change, $12,564,765, $6,258,759, $5,349,654, $3,045,817 and $2,760,876 would have been non-deductible executive compensation, respectively.

Indemnification Agreements

We have entered into an indemnification agreement with each of our independent, non-management directors and Senior Executives, which form of agreement has been filed with the SEC. These agreements provide for us to, among other things, indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of a proceeding as to which they may be indemnified and to cover such person under any directors' and officers' liability insurance policy we choose, in our discretion, to maintain. These indemnification agreements are intended to provide indemnification rights to the fullest extent permitted under applicable indemnification rights statutes in the State of Delaware and shall be in addition to any other rights the indemnitee may have under the Company's Restated Certificate of Incorporation, Bylaws and applicable law. We believe these indemnification agreements enhance our ability to attract and retain knowledgeable and experienced Senior Executives and independent, non-management directors.

Stock Ownership Policy

The Board of Directors, upon the Compensation Committee's recommendation, adopted a Stock Ownership Policy for our Senior Executives to ensure that they have a meaningful economic stake in the Company. The Policy is designed to satisfy an individual Senior Executive's need for portfolio diversification, while maintaining management stock ownership at levels high enough to assure our stockholders of management's commitment to value creation.

The Compensation Committee annually reviews each Senior Executive's compensation and stock ownership levels to determine whether they are appropriate or if adjustments need to be made. In 2007, each of the Senior Executives was in compliance with the Compensation Committee's required levels of stock ownership, which currently requires each Senior Executive to have direct ownership of our Common Stock in at least the following amounts:

Stock Ownership Level

Officer Position	(Multiple of Salary)
Chief Executive Officer	5x
President, Senior Vice Presidents and Group Presidents	3x
Corporate Vice Presidents reporting to the PEO and Division Presidents	2x

A Senior Executive has five years to comply with the ownership requirement starting from the date appointed to a position noted above. If a Senior Executive is promoted to a position with a higher Ownership Salary Multiple, the Senior Executive will have five years from the date of the change in position to reach the higher expected Stock Ownership Level but still must meet the prior expected Stock Ownership Level within the original five years of the date first appointed to such prior position. For those Senior Executives with the ownership requirements reflected in hiring letters, the date of hire marks the start of the five-year period.

Until a Senior Executive achieves the applicable Stock Ownership Level, the following applies:

Restricted Stock Awards

Upon vesting of a restricted stock award and after the payment of the taxes due as a result of vesting, the Senior Executive is required to hold the net profit shares until the applicable Stock Ownership Level is met. Net profit shares are the shares remaining after payment of the applicable taxes owed as a result of vesting of the restricted stock, including shares applied as payment of the minimum statutory taxes.

Exercise of Stock Options

Upon exercise of a stock option and after netting down the shares to pay the taxes due as a result of exercise, the Senior Executive is required to hold 50% of the net profit shares until the applicable Stock Ownership Level is met. Net profit shares are the shares remaining after payment of the applicable taxes owed as a result of the exercise of the option and the exercise price of the option, including shares applied as payment of the minimum statutory taxes. The remaining 50% of the net profit shares may be sold without restriction.

Reporting of Taxes upon Vesting

The Senior Executive shall report to the Company's Corporate Secretary the number of shares required by the Senior Executive to pay the applicable taxes upon the vesting of restricted stock awards and the exercise of stock options, in excess of the minimum statutory taxes.

Required Ownership Shares

Upon reaching the required ownership level, the Senior Executive shall certify to the Company's Corporate Secretary that the ownership requirements have been met and the Company's Corporate Secretary shall confirm such representation and record the number of shares required to be held by the Senior Executive based on the closing price of the shares and the Senior Executive's current salary level on the day prior to certification by the Senior Executive (the "Required Ownership Shares"). At such time the restrictions on selling shares will no longer apply to the Senior Executive.

The Senior Executive will not be required to accumulate any shares in excess of the Required Ownership Shares so long as the Required Ownership Shares are held by the Senior Executive, regardless of changes in the price of the shares. However, the Senior Executive may only sell shares held prior to certification if, after the sale of shares, the Senior Executive will (a) still own a number of shares equal to at least the Required Ownership Shares or (b) still be in compliance with the Stock Ownership Level as of the day the shares are sold based on current share price and salary level.

Annual Review

The Compensation Committee reviews all Required Ownership Shares levels of the Senior Executives covered by the Policy on an annual basis. The PEO is responsible for ensuring compliance with this Policy.

Deviations from the Stock Ownership Policy can only be approved by the Compensation Committee or the PEO, and then only because of a personal hardship.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION

The following table sets forth the compensation earned by the PEO and other NEOs for services rendered to the Company and its subsidiaries for the fiscal years ended December 31, 2007 and 2006. Bonuses are paid under the Company's applicable incentive compensation guidelines and are generally paid in the year following the year in which the bonus is earned.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[1]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Chad C. Deaton –	2007	$ 1,082,692	$ 0	$ 2,541,359	$ 2,163,403	$ 1,092,717[2]	$ 10,400	$ 399,200[3]	$ 7,289,771
Principal Executive Officer	2006	$ 1,001,923	$ 0	$ 3,274,091	$ 1,364,590	$ 1,915,677	$ 9,600	$ 438,318[3]	$ 8,004,199
Peter A. Ragauss –	2007	$ 541,154	$ 0	$ 863,710	$ 679,536	$ 451,044[2]	$ 8,500	$ 136,200[4]	$ 2,680,144
Principal Financial Officer	2006	$ 339,231	$ 0	$ 461,029	$ 324,746	$ 652,470	$ 7,000	$ 200,600[4]	$ 1,985,076
James R. Clark –	2007	$ 683,461	$ 0	$ 1,373,434	$ 679,168[6]	$ 390,229	$ 11,700	$ 237,500[7]	$ 3,375,492
Former President and Chief Operating Officer	2006	$ 645,000	$ 51,600[5]	$ 1,540,383	$ 1,375,192[6]	$ 1,057,528	$ 10,200	$ 273,775[7]	$ 4,953,678
Alan R. Crain –	2007	$ 448,077	$ 0	$ 500,938	$ 724,683	$ 372,282[2]	$ 11,700	$ 126,800[9]	$ 2,184,480
Senior Vice President & General Counsel	2006	$ 425,000	$ 25,500[8]	$ 546,177	$ 589,152	$ 516,038	$ 10,200	$ 148,033[9]	$ 2,260,150
David H. Barr –	2007	$ 414,135	$ 0	$ 553,611	$ 450,055[6]	$ 277,341[2]	$ 11,700	$ 112,300[10]	$ 1,819,142
Vice President and Group President, Completion and Production	2006	$ 389,423	$ 0	$ 636,527	$ 411,758[6]	$ 443,396	$ 10,700	$ 137,214[10]	$ 2,029,018

(1) Restricted stock awards were made on January 25, 2006 and valued at $75.06 per share except for Mr. Ragauss who received a grant on April 26, 2006 at a value of $75.93 per share. Stock option grants were made on January 25, 2006 at an exercise price of $75.06 and a SFAS 123(R) value of $23.78, except for Mr. Ragauss who received a grant on April 26, 2006 at an exercise price of $75.93 and SFAS 123(R) value of $25.00. Restricted stock awards were made on January 24, 2007 and valued $68.54 per share. Stock option grants were made on January 24, 2007 at an exercise price $68.54 and a SFAS 123(R) value of $22.40 per share. Stock option grants were also made on July 27, 2006 and July 25, 2007 at an exercise price of $80.73 and $82.28, respectively, and a SFAS 123(R) value of $28.54 and $26.18 per share, respectively. For both stock and stock option grants, the value shown is what is also included in the Company's financial statements per SFAS 123(R). See the Company's Annual Report for the years ended December 31, 2006 and 2007 for a complete description of the SFAS 123(R) valuation.

(2) These amounts include annual performance bonuses earned under the Annual Incentive Plan. In addition, these amounts include cash based awards under the 2002 D&O Plan to Messrs. Deaton, Ragauss, Crain and Barr in the amount of $320,000, $200,000, $150,000 and $100,000, respectively.

(3) Amount for 2007 includes (i) $382,368 that the Company contributed to Mr. Deaton's SRP account, (ii) an annual perquisite allowance of $25,000, (iii) $59,965 in dividends earned on holdings of Company common stock and (iv) $20,382 in life insurance premiums paid by the Company on behalf of Mr. Deaton. Amount for 2006 includes (i) $306,239 that the Company contributed to Mr. Deaton's SRP account, (ii) an annual perquisite allowance of $25,000, (iii) $69,833 in dividends earned on holdings of Company common stock and (iv) $10,799 in life insurance premiums paid by the Company on behalf of Mr. Deaton.

(4) Amount for 2007 includes (i) $118,315 that the Company contributed to Mr. Ragauss' SRP account, (ii) an annual perquisite allowance of $20,000 and (iii) $20,697 in dividends earned on holdings of Company common stock. Amount in 2006 includes (i) $143,750 in relocation costs associated with Mr. Ragauss' hiring in 2006, (ii) $19,654 that the Company contributed to Mr. Ragauss' SRP account, (iii) an annual perquisite allowance of $20,000, which on a pro rata basis amounted to $13,333 for 2006 and (iv) $13,127 in dividends earned on holdings of Company common stock.

(5) Mr. Clark's base salary remained constant for 2006; however, he received a payment of $51,600 in lieu of a salary increase.

(6) Because Messrs. Clark and Barr are eligible for retirement based upon their age and years of service with the Company and their options will automatically vest upon retirement, the Company expenses the full value of their options upon grant for purposes of SFAS 123(R).

(7) Amount for 2007 includes (i) $218,003 that the Company contributed to Mr. Clark's SRP account, (ii) an annual perquisite allowance of $20,000, (iii) $32,403 in dividends earned on holdings of Company common stock and (iv) $17,280 in life insurance premiums paid by the Company on behalf of Mr. Clark. Amount for 2006 includes (i) $191,444 that the Company contributed to Mr. Clark's SRP account, (ii) an annual perquisite allowance of $20,000, (iii) $31,321 in dividends earned on holdings of Company common stock and (iv) $16,641 in life insurance premiums paid by the Company on behalf of Mr. Clark.

(8) Mr. Crain's base salary remained constant for 2006, however he received a payment of $25,500 in lieu of a salary increase.

(9) Amount for 2007 includes (i) $110,495 that the Company contributed to Mr. Crain's SRP account, (ii) an annual perquisite allowance of $20,000, (iii) $19,750 in dividends earned on holdings of Company common stock and (iv) $11,546 in life insurance premiums paid by the Company on behalf of Mr. Crain. Amount for 2006 includes (i) $89,918 that the Company contributed to Mr. Crain's SRP account, (ii) an annual perquisite allowance of $20,000, (iii) $10,253 in dividends earned on holdings of Company common stock and (iv) $10,965 in life insurance premiums paid by the Company on behalf of Mr. Crain.

(10) Amount for 2007 includes (i) $96,698 that the Company contributed to Mr. Barr's SRP account, (ii) an annual perquisite allowance of $20,000, (iii) $16,934 in dividends earned on holdings of Company common stock and (iv) $10,687 in life insurance premiums paid by the Company on behalf of Mr. Barr. Amount for 2006 includes (i) $74,992 that the Company contributed to Mr. Barr's SRP account, (ii) an annual perquisite allowance of $20,000, (iii) $14,052 in dividends earned on holdings of Company common stock and (iv) $10,043 in life insurance premiums paid by the Company on behalf of Mr. Barr.

GRANT OF PLAN-BASED AWARDS

This table discloses the actual numbers of stock options and restricted stock awards granted during 2007 and 2006 and the grant date fair value of these awards. It also captures potential future payouts under the Company's non-equity and equity incentive plans.

Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)						Estimated Future Payouts Under Equity Incentive Plan Awards for 2007 and 2006			All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[3]	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)		Target ($)		Maximum ($)		Threshold (#)	Target (#)	Maximum (#)				
Name	Grant Date	2007	2006	2007	2006	2007	2006							
Chad C. Deaton	1/24/2007	$ 270,673	$ 250,481	$ 1,082,692	$ 1,001,923	–[4]	–[4]				26,437	42,592	$ 68.54	
	7/25/2007	$ 703,150	$ 601,250	$ 2,812,600	$ 2,405,000	$ 5,625,200	$ 4,810,000	–	–	–		55,000	$ 82.28	$ 4,205,953
	1/25/2006										25,395	45,887	$ 75.06	
	7/27/2006											45,887	$ 80.73	$ 4,306,957
Peter A. Ragauss	1/24/2007	$ 135,286	$ 85,313	$ 351,750	$ 341,250	–[4]	–[4]				8,221	13,245	$ 68.54	
	7/25/2007	$ 218,675	$ 196,875	$ 874,700	$ 787,500	$ 1,749,400	$ 1,575,000	–	–	–		13,245	$ 82.28	$ 1,206,909
	4/26/2006										33,659	47,734	$ 75.93	
	7/27/2006											15,025	$ 80.73	$ 4,178,039
James R. Clark	1/24/2007	$ 170,865	$ 139,230	$ 546,769	$ 557,280	–[4]	–[4]				10,695	17,230	$ 68.54	
	7/25/2007	$ 284,450	$ 250,000	$ 1,137,800	$ 1,000,000	$ 2,275,600	$ 2,000,000	–	–	–		11,200	$ 82.28	$ 1,412,203
	1/25/2006										11,000	20,000	$ 75.06	
	7/27/2006										20,000		$ 80.73	$ 1,872,060
Alan R. Crain	1/24/2007	$ 112,019	$ 67,575	$ 291,250	$ 270,300	–[4]	–[4]				20,872	9,461	$ 68.54	
	7/25/2007	$ 156,200	$ 137,500	$ 624,800	$ 550,000	$ 1,249,600	$ 1,100,000	–	–	–	11,471		$ 82.28	$ 1,942,804
	1/25/2006										6,000	10,500	$ 75.06	
	7/27/2006											13,500	$ 80.73	$ 1,085,340
David H. Barr	1/24/2007	$ 103,533	$ 58,413	$ 248,481	$ 233,654	–[4]	–[4]				5,078	8,181	$ 68.54	
	7/25/2007	$ 135,075	$ 103,125	$ 540,300	$ 412,500	$ 1,080,600	$ 825,000	–	–	–	10,191		$ 82.28	$ 798,101
	1/25/2006										4,356	7,870	$ 75.06	
	7/27/2006										7,870		$ 80.73	$ 738,720

(1) Amounts shown on the first line represent amounts under the Annual Incentive Plan for target value represent the potential payout and Expected Value performance. If threshold levels of performance are not met, then the payout can be zero. Amounts shown on the second line represent amounts under the Long-Term Performance Unit plan, which awards are paid in cash.

(2) Amounts shown represent the number of shares granted in 2006 and 2007 for RSAs.

(3) Our practice is that the exercise price for each stock option is the fair market value on the date of grant. Under our long-term incentive program, fair market value is the closing stock price on the day before the date of grant.

(4) Based upon the terms of the Company's Annual Incentive Plan, there is no maximum amount; provided that pursuant to the terms of the Annual Incentive Plan, no individual may receive an amount in excess of $4,000,000 annually. Prior to January 1, 2008, any amounts that exceed 200% of the individual's threshold amount were "banked" and paid one half in each of the succeeding years, including interest at market rates earned thereon, provided that the individual remains employed by the Company.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows outstanding stock option awards classified as exercisable and unexercisable as of December 31, 2007 and December 29, 2006 for the PEO and each NEO. The table also shows unvested and unearned stock awards (both time-based awards and performance-contingent) assuming a market value of $74.66 and $81.10 a share (the closing market price of the Company's stock on December 31, 2007 and December 29, 2006, respectively).

Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards				Stock Awards							
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date[(1)]	Number of Shares or Units that Have Not Vested (#)[(2)]		Market Value of Shares or Units of Stock that Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)[(3)]		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)	
					2007	2006	2007	2006	2007	2006	2007	2006
Chad C.	0	55,000	$ 82.28	7/25/2017	126,403	119,295	$ 10,251,283	$ 8,906,565	0	31,000	$ 0	$ 2,314,460
Deaton	0	42,592	$ 68.54	1/24/2017								
	15,295	30,592	$ 80.73	7/27/2016								
	15,295	30,592	$ 75.06	1/25/2016								
	60,000	30,000	$ 56.21	7/27/2015								
	60,000	30,000	$ 42.60	1/26/2015								
	75,000	0	$ 43.39	10/25/2014								
Peter A.	0	13,245	$ 82.28	7/25/2017	55,731	33,659	$ 4,519,784	$ 2,512,981				
Ragauss	0	13,245	$ 68.54	1/24/2017								
	5,008	10,017	$ 80.73	7/27/2016								
	15,911	31,843	$ 75.93	4/26/2016								
James R.	0	11,200	$ 82.28	7/25/2017	76,191	64,567	$ 6,179,090	$ 4,820,572	0	14,500	$ 0	$ 1,082,570
Clark	0	17,230	$ 68.54	1/24/2017								
	0	13,334	$ 80.73	7/27/2016								
	0	13,334	$ 75.06	1/25/2016								
	0	12,000	$ 56.21	7/27/2015								
	0	12,000	$ 42.60	1/26/2015								
Alan R.	0	9,461	$ 82.28	7/25/2017	49,729	22,217	$ 4,033,022	$ 1,658,721	0	5,000	$ 0	$ 373,300
Crain	0	19,473	$ 68.54	1/24/2017								
	4,500	9,000	$ 80.73	7/27/2016								
	3,500	7,000	$ 75.06	1/25/2016								
	0	5,500	$ 56.21	7/27/2015								
	0	5,500	$ 42.60	1/26/2015								
	2,792	0	$ 35.81	1/28/2014								
	3,418	0	$ 29.25	1/29/2013								
David H.	0	10,191	$ 82.28	7/25/2017	41,094	33,523	$ 3,332,723	$ 2,502,827	0	3,250	$ 0	$ 242,645
Barr	0	8,181	$ 68.54	1/24/2017								
	2,623	5,247	$ 80.73	7/27/2016								
	2,623	5,247	$ 75.06	1/25/2016								
	9,833	4,917	$ 56.21	7/27/2015								
	0	2,800	$ 42.60	1/26/2015								
	7,667	7,667	$ 39.23	7/28/2014								

(1) Each option grant has a ten-year term and vests pro rata as to one-third of the option grant beginning on the first anniversary of grant date, thus the vesting dates for each of the option awards in this table can be calculated accordingly.

(2) The vesting dates of RSAs for the PEO and NEOs are included as footnotes to the "Security Ownership of Management" table in this Proxy Statement.

(3) Represents performance awards that were granted under the 2005 performance plan and may be paid in the form of target shares at the end of fiscal year 2007. For a more detailed discussion, see the section titled "Long-Term Incentive Compensation – Performance Units". No shares were granted in 2007 and as of December 31, 2007 all outstanding performance awards under the 2005 performance plan expired.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth certain information regarding options and stock awards exercised and vested, respectively, during 2007 and 2006 for the persons named in the Summary Compensation Table above.

Option Exercises and Stock Vested

	Option Awards				Stock Awards			
	Number of Shares Acquired on Exercise (#)		Value Realized on Exercise ($)		Number of Shares Acquired on Vesting (#)[1]		Value Realized on Vesting ($)	
Name	2007	2006	2007	2006	2007	2006	2007	2006
Chad C. Deaton	0	0	$ 0	$ 0	26,437	45,450	$ 1,811,992	$ 3,331,082
Peter A. Ragauss	0	0	$ 0	$ 0	8,221	0	$ 563,467	$ 0
James R. Clark	175,000	0	$ 7,564,484	$ 0	10,695	13,780	$ 733,035	$ 1,017,246
Alan R. Crain	26,542	44,250	$ 1,152,037	$ 1,745,219	5,872	5,440	$ 402,467	$ 400,867
David H. Barr	19,134	68,393	$ 917,873	$ 2,695,230	5,078	3,138	$ 348,046	$ 231,555

(1) For 2006 numbers, the number of shares acquired upon vesting includes a stock award on December 29, 2006 under the performance plan for 2004–2006. No awards were made in 2007 under the performance plan for 2005–2007. The number of shares granted to each Senior Executive in 2006 under the performance plan for 2004–2006 is as follows:

Name	Number of Shares	Value at $74.66
Mr. Deaton	8,500	$ 634,610
Mr. Ragauss	0	$ 0
Mr. Clark	6,997	$ 522,396
Mr. Crain	2,332	$ 174,107
Mr. Barr	1,555	$ 116,096

PENSION BENEFITS

The following table discloses the years of credited service of, present single-sum value of the accrued benefits for, and payments during the last fiscal year to each of the PEO and NEOs under the Pension Plan.

Pension Benefits

		Number of Years Credited Service (#)		Present Value of Accumulated Benefit ($)		Payments During Last Fiscal Year ($)	
Name	Plan Name	2007	2006	2007	2006	2007	2006
Chad C. Deaton	Pension Plan	3	2	$ 34,290	$ 23,919	$ 0	$ 0
Peter A. Ragauss	Pension Plan	1	0	$ 16,292	$ 7,805	$ 0	$ 0
James R. Clark	Pension Plan	6	5	$ 58,837	$ 47,139	$ 0	$ 0
Alan R. Crain	Pension Plan	6	5	$ 58,789	$ 47,093	$ 0	$ 0
David H. Barr	Pension Plan	6	5	$ 58,798	$ 47,102	$ 0	$ 0

NONQUALIFIED DEFERRED COMPENSATION

The following table discloses contributions, earnings and balances to each of the PEO and NEOs under the SRP that provides for compensation deferral on a non-tax-qualified basis.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)		Registrant Contributions in Last FY ($)		Aggregate Earnings in Last FY ($)		Aggregate Withdrawals/ Distributions ($)		Aggregate Balance at Last FYE ($)	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Chad C. Deaton	$ 497,862	$ 439,019	$ 382,368	$ 306,239	$ 169,793	$ 111,360	$ 0	$ 0	$ 2,201,385	$ 1,150,685
Peter A. Ragauss	$ 42,000	$ 30,288	$ 118,315	$ 19,654	$ (10,228)	$ 634	$ 0	$ 0	$ 200,663	$ 50,576
James R. Clark	$ 83,914	$ 89,490	$ 218,003	$ 191,444	$ 79,966	$ 88,054	$ 0	$ 0	$ 2,153,234	$ 1,771,352
Alan R. Crain	$ 54,952	$ 55,315	$ 110,495	$ 89,918	$ 45,120	$ 26,421	$ 0	$ 0	$ 873,541	$ 662,974
David H. Barr	$ 87,099	$ 81,779	$ 96,698	$ 74,992	$ 65,677	$ 113,115	$ 0	$ 0	$ 1,785,244	$ 1,535,769

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Employment Agreement With Chad C. Deaton

We have an employment agreement with Mr. Chad C. Deaton, dated as of October 25, 2004. The term of the employment agreement expires on October 25, 2008, with automatic one-year renewals unless Mr. Deaton or we provide a notice not to extend the employment agreement at least thirteen months prior to the then current expiration date.

Termination of Employment Due to Death or Disability

During the term of the employment agreement and for a period of two years following termination of the employment agreement, Mr. Deaton is prohibited from (i) engaging in competition (as defined in the employment agreement) with us and (ii) soliciting our customers, employees and consultants.

Upon the termination of Mr. Deaton's employment due to his disability or death:

a. we will pay him or his beneficiary a lump sum in cash equal to one-half his then base salary for each year (prorated for partial years) during the remaining term of the employment agreement;
b. we will pay him or his beneficiary a lump sum in cash equal to his expected value incentive bonus for the year of termination; and
c. the substantial risk of forfeiture restrictions applicable to 40,000 restricted shares of our stock granted by us on October 25, 2004 would have lapsed.

For this purpose, Mr. Deaton will be deemed to have a "disability", if as a result of his incapacity due to physical or mental illness, (i) he is absent from the full-time performance of his duties with us for 90 days during any period of 12 consecutive months or (ii) it is reasonably certain that the disability will last for more than that period, and within 30 days after we give written notice of termination to Mr. Deaton he does not return to the performance of his duties with us on a full-time basis.

If Mr. Deaton's employment were to have been terminated on December 31, 2007, due to death or disability (as defined in the employment agreement), we estimate that the value of the payments and benefits described in clauses (a), (b) and (c) above he would have been eligible to receive is as follows: (a) $1,008,333, (b) $1,100,000 and (c) $3,244,000, with an aggregate value of $5,352,333.

Termination of Employment by Mr. Deaton for Good Reason or by Us Without Cause

Upon the termination of Mr. Deaton's employment by him for good reason or by us without cause, we will pay him:

a. a lump sum cash payment in an amount equal to two times his then base salary;
b. a lump sum cash payment equal to the expected value of his incentive bonus opportunity under our Annual Incentive Plan for the year of termination, prorated to the date of termination (in lieu of any bonus payment that would have otherwise been due under the Annual Incentive Plan for such year);
c. for the remainder of the term of the employment agreement, continuation of executive perquisites (other than executive life insurance);
d. for the remainder of the term of the employment agreement, continuation of medical insurance benefits at active employee premium rates[1];
e. a lump sum payment equivalent to the monthly basic life insurance premium applicable to Mr. Deaton's basic life insurance coverage on the date of termination multiplied by the number of months remaining in the term of the employment agreement; and
f. for the remainder of the term of the employment agreement, continued employer contributions to the SRP.

However, the foregoing benefits are not payable if Mr. Deaton is entitled to benefits under his Change in Control Agreement discussed below.

"Good reason" as defined in the employment agreement includes: (i) the assignment to Mr. Deaton of any duties inconsistent with his position (including status, office, title and reporting requirements), authorities, duties or other responsibilities; (ii) the relocation of Mr. Deaton's principal place of

[1] The value of this benefit is calculated as the aggregate premium amounts Mr. Deaton would be required to pay for such coverage under the Company's premium rate structure in effect on December 31, 2007 for continuation coverage under COBRA minus the aggregate premium amounts Mr. Deaton would be required to pay for such coverage under the employment agreement.

employment to a location more than fifty (50) miles from his principal place of employment on October 25, 2004; or (iii) a material breach by us of any provision of the employment agreement.

"Cause" as defined in the employment agreement includes: (i) the conviction of Mr. Deaton of an act of fraud, embezzlement, theft or other criminal act constituting a felony; (ii) a material breach by Mr. Deaton of any provision of the employment agreement; (iii) the failure by Mr. Deaton to perform any and all covenants contained in the employment agreement dealing with conflicts of interest, competition, solicitation and disclosure of confidential information; or (iv) a material breach by Mr. Deaton of our Standards of Ethical Conduct. Cause shall not exist unless and until we have delivered to Mr. Deaton a copy of a resolution duly adopted by the affirmative vote of not less than two-thirds (⅔) of the entire membership of our Board of Directors at a meeting of the Board called and held for such purpose (after reasonable notice to Mr. Deaton and an opportunity for Mr. Deaton, together with his counsel, to be heard before the Board), finding that in the good faith opinion of the Board, Mr. Deaton was guilty of the conduct set forth above and specifying the particulars thereof in detail.

If Mr. Deaton's employment were to have been terminated by him for good reason or by us (or our successor) without cause on December 31, 2007, we estimate that the value of the payments and benefits described in clauses (a) through (f) above he would have been eligible to receive is as follows: (a) $2,200,000, (b) $1,100,000, (c) $45,833, (d) $13,827, (e) 7,304 and (f) $519,409, with an aggregate value of $3,886,373.

Termination of Employment by Mr. Deaton Without Good Reason or by Us for Cause

If Mr. Deaton's employment is terminated by him for any reason other than a good reason or by us for cause, he is to receive only those vested benefits to which he is entitled under the terms of the employee benefit plans in which he is a participant as of the date of termination and a lump sum amount in cash equal to the sum of (i) his base salary through the date of termination; (ii) any compensation previously deferred by him (together with any accrued interest or earnings thereon) and any accrued vacation pay and (iii) any other amounts due him as of the date of termination, in each case to the extent not theretofore paid.

Change in Control Agreements

The Change in Control Agreements we have entered into with each of the NEOs provide for payment of certain benefits to them as a result of their terminations of employment following, or in connection with, a Change in Control.

Payments in the Event of a Change in Control

The Change in Control Agreements provide for full vesting of all stock options and other equity incentive awards upon the occurrence of a Change in Control. If a Change in Control were to have occurred on December 31, 2007, whether or not the NEO incurred a termination of employment in connection with the Change in Control, all of the NEO's then outstanding options to acquire our stock would have become immediately exercisable, and all of his then outstanding restricted stock awards and equity based compensatory performance awards would have become fully vested and nonforfeitable.

We (or our successor) must pay the NEO an amount (a "gross-up" payment) in respect of excise taxes that may be imposed under the "golden parachute" rules on payments and benefits received in connection with the Change in Control. The gross-up payment would make the NEO whole for excise taxes (and for all taxes on the gross-up payment) in respect of payments and benefits received pursuant to all the Company's plans, agreements and arrangements (including for example, acceleration of vesting of equity awards).

We (or our successor) must reimburse the NEO for any legal fees and expenses incurred by him in seeking in good faith to enforce the Change in Control Agreement or in connection with any tax audit or proceeding relating to the application of parachute payment excise taxes to any payment or benefit under the Change in Control Agreement.

Chad C. Deaton

Mr. Deaton's options to purchase an aggregate of 218,776 of our shares, with a value of $81.10 per share, would have become fully exercisable on December 31, 2007, if a Change of Control were to have occurred on that date. Under the terms of Mr. Deaton's stock options, he would have to pay an aggregate of $15,174,884 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $2,567,850 ($81.10 per share value on December 31, 2007, multiplied by 218,776 of our shares subject to the options minus $15,174,884, the aggregate exercise price for the options).

The substantial risk of forfeiture restrictions applicable to 100,317 shares of our stock granted to Mr. Deaton would have lapsed on December 31, 2007, if a Change of Control were to have occurred on that date. The maximum value of this accelerated vesting of Mr. Deaton's restricted stock awards would have been $8,135,709 ($81.10 per share value on December 31, 2007, multiplied by 100,317 of our shares subject to Mr. Deaton's unvested restricted stock awards).

If a Change in Control had occurred on December 31, 2007 prior to Mr. Deaton's termination of employment with us, we would have paid Mr. Deaton, in cash, the aggregate sum of $2,645,540 in complete settlement of his performance award granted by us under the 2002 D&O Plan on January 1, 2005.

We estimate that if a Change in Control were to have occurred on December 31, 2007, but Mr. Deaton had not incurred a termination of employment, the value of the parachute payment tax gross-up payment that would be due by us (or our successor) to Mr. Deaton would be $2,261,552.[2]

Peter A. Ragauss

Mr. Ragauss' options to purchase an aggregate of 68,330 of our shares, with a value of $81.10 per share, would have become fully exercisable on December 31, 2007, if a Change

[2] The estimated value of all parachute payment tax gross-up payments was calculated by utilizing the highest marginal tax rates.

of Control were to have occurred on that date. Under the terms of Mr. Ragauss' stock options, he would have to pay an aggregate of $5,222,604 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $318,959 ($81.10 per share value on December 31, 2007, multiplied by 68,330 of our shares subject to the options minus $5,222,604, the aggregate exercise price for the options).

The substantial risk of forfeiture restrictions applicable to 39,109 shares of our stock granted to Mr. Ragauss would have lapsed on December 31, 2007, if a Change of Control were to have occurred on that date. The maximum value of this accelerated vesting of Mr. Ragauss' restricted stock awards would have been $3,171,740 ($81.10 per share value on December 31, 2007, multiplied by 39,109 of our shares subject to Mr. Ragauss' unvested restricted stock awards).

We estimate that if a Change in Control were to have occurred on December 31, 2007, but Mr. Ragauss had not incurred a termination of employment, the value of the parachute payment tax gross-up payment that would be due by us (or our successor) to Mr. Ragauss would be $0.

James R. Clark

Mr. Clark's options to purchase an aggregate of 79,098 of our shares, with a value of $81.10 per share, would have become fully exercisable on December 31, 2007, if a Change of Control were to have occurred on that date. Under the terms of Mr. Clark's stock options, he would have to pay an aggregate of $5,365,502 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $1,049,346 ($81.10 per share value on December 31, 2007, multiplied by 79,098 of our shares subject to the options minus $5,365,502, the aggregate exercise price for the options).

The substantial risk of forfeiture restrictions applicable to 54,813 shares of our stock granted to Mr. Clark would have lapsed on December 31, 2007, if a Change of Control were to have occurred on that date. The maximum value of this accelerated vesting of Mr. Clark's restricted stock awards would have been $4,445,334 ($81.10 per share value on December 31, 2007, multiplied by 54,813 of our shares subject to Mr. Clark's unvested restricted stock awards).

If a Change in Control had occurred on December 31, 2007 prior to Mr. Clark's termination of employment with us, we would have paid Mr. Clark, in cash, the aggregate sum of $1,237,430 in complete settlement of his performance award granted by us under the 2002 D&O Plan on January 1, 2005.

We estimate that if a Change in Control were to have occurred on December 31, 2007, but Mr. Clark had not incurred a termination of employment, the value of the parachute payment tax gross-up payment that would be due by us (or our successor) to Mr. Clark would be $987,364.

Alan R. Crain

Mr. Crain's options to purchase an aggregate of 47,932 of our shares, with a value of $81.10 per share, would have become fully exercisable on December 31, 2007, if a Change of Control were to have occurred on that date. Under the terms of Mr. Crain's stock options, he would have to pay an aggregate of $3,387,736 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $499,549 ($81.10 per share value on December 31, 2007, multiplied by 47,932 of our shares subject to the options minus $3,387,736, the aggregate exercise price for the options).

The substantial risk of forfeiture restrictions applicable to 37,981 shares of our stock granted to Mr. Crain would have lapsed on December 31, 2007, if a Change of Control were to have occurred on that date. The maximum value of this accelerated vesting of Mr. Crain's restricted stock awards would have been $3,080,259 ($81.10 per share value on December 31, 2007, multiplied by 37,981 of our shares subject to Mr. Crain's unvested restricted stock awards).

If a Change in Control had occurred on December 31, 2007 prior to Mr. Crain's termination of employment with us, we would have paid Mr. Crain, in cash, the aggregate sum of $426,700 in complete settlement of his performance award granted by us under the 2002 D&O Plan on January 1, 2005.

We estimate that if a Change in Control were to have occurred on December 31, 2007, but Mr. Crain had not incurred a termination of employment, the value of the parachute payment tax gross-up payment that would be due by us (or our successor) to Mr. Crain would be $0.

David H. Barr

Mr. Barr's options to purchase an aggregate of 36,583 of our shares, with a value of $81.10 per share would have become fully exercisable on December 31, 2007, if a Change of Control were to have occurred on that date. Under the terms of Mr. Barr's stock options, he would have to pay an aggregate of $2,612,336 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $354,545 ($81.10 per share value on December 31, 2007, multiplied by 36,583 of our shares subject to the options minus $2,612,336, the aggregate exercise price for the options).

The substantial risk of forfeiture restrictions applicable to 31,566 shares of our stock granted to Mr. Barr would have lapsed on December 31, 2007, if a Change of Control were to have occurred on that date. The maximum value of this accelerated vesting of Mr. Barr's restricted stock awards would have been $2,560,003 ($81.10 per share value on December 31, 2007, multiplied by 31,566 of our shares subject to Mr. Barr's unvested restricted stock awards).

If a Change in Control had occurred on December 31, 2007 prior to Mr. Barr's termination of employment with us, we would have paid Mr. Barr, in cash, the aggregate sum of $277,355 in complete settlement of his performance award granted by us under the 2002 D&O Plan on January 1, 2005.

We estimate that if a Change in Control were to have occurred on December 31, 2007, but Mr. Barr had not incurred a termination of employment, the value of the parachute payment tax gross-up payment that would be due by us (or our successor) to Mr. Barr would be $0.

Payments in the Event of a Change in Control and Termination of Employment by the Executive for Good Reason or by the Company or its Successor Without Cause

Pursuant to the Change in Control Agreements, the Company or its successor pays severance benefits to a NEO if the NEO's employment is terminated following, or in connection with, a Change in Control and during the term unless: (i) the NEO resigns without good reason; (ii) the Company terminates the employment of the NEO for cause or (iii) the employment of the NEO is terminated by reason of death or disability.

Under the Change in Control Agreements "good reason" includes: (i) the assignment to the NEO of any duties or responsibilities which are substantially diminished from those in effect immediately prior to the Change in Control; (ii) a reduction in the NEO's base salary; (iii) the relocation of the NEO's principal place of employment to a location more than 50 miles from the NEO's principal place of employment immediately prior to the Change in Control or our requiring the NEO to be based anywhere other than such principal place of employment; (iv) our failure to pay the NEO any portion of his current compensation or to pay him any portion of an installment of deferred compensation within seven days of the date the payment is due; (v) our failure to continue in effect any compensation plan in which the NEO participated immediately prior to the Change in Control which is material to his total compensation or (vi) our failure to continue to provide the NEO with benefits substantially similar to those enjoyed by him under any of our pension, savings, life insurance, medical, health and accident, or disability plans in which he was participating immediately prior to the Change in Control, or our taking any action that would materially reduce any of such benefits or deprive the NEO of any material fringe benefit or perquisite enjoyed by the NEO, or our failure to provide the NEO with the number of paid vacation days to which he is entitled.

Under the Change in Control Agreements "cause" includes: (i) the willful and continued failure by the NEO to substantially perform his duties or (ii) the willful engaging by the NEO in conduct which is materially injurious to us or our affiliates.

Under the Change in Control Agreements "disability" means the NEO's incapacity due to physical or mental illness that has caused the NEO to be absent from full-time performance of his duties with us for a period of six consecutive months.

If the NEO meets the criteria for payment of severance benefits due to termination of employment following a Change in Control during the term as described above, he will receive the following benefits in addition to any benefits he is due under the Company's employee benefit plans and equity and incentive compensation plans and the value of accelerated vesting of equity based compensation and other benefits described above under the heading *"Payments in the Event of a Change in Control Absent a Termination of Employment"*:

a. a lump sum payment equal to three times the NEO's annual base salary in effect immediately prior to (i) the first event or circumstance constituting Good Reason for his resignation, (ii) the Change of Control or (iii) the NEO's termination of employment, whichever is greatest (his "highest base salary");
b. a lump sum payment equal to the NEO's expected value target percentage for his incentive bonus under the Company's Annual Incentive Plan for the year in which he terminates employment multiplied by his highest base salary, prorated based upon the number of days of his service during the performance period (reduced by any payments received by the NEO under the Company's Annual Incentive Plan, as amended, in connection with the Change in Control if the NEO's termination of employment occurs during the same calendar year in which the Change in Control occurs);
c. a lump sum payment equal to NEO's expected value target percentage under his bonus for the year in which he terminates employment multiplied by his highest base salary and multiplied by three;
d. continuation of accident and health insurance benefits for an additional three years[3];
e. a lump sum payment equal to the sum of (i) the cost of the NEO's perquisites in effect prior to his termination of employment for the remainder of the calendar year and (ii) the cost of the NEO's perquisites in effect prior to his termination of employment for an additional three years;
f. a lump sum payment equal to the undiscounted value of the benefits the NEO would have received had he continued to participate in the Thrift Plan, the Pension Plan and the SRP for an additional three years, assuming for this purpose that:
   (1) the NEO's compensation during that three-year period remained at the levels used for calculating the severance payment described in paragraphs (a) and (c) above, and
   (2) the NEO's contributions to and accruals under those plans remained at the levels in effect as of the date of the Change in Control or the date of termination, whichever is greater;
g. eligibility for our retiree medical program if the NEO would have become entitled to participate in that program had he remained employed for an additional three years[4];
h. a lump sum payment equivalent to 36 multiplied by the monthly basic life insurance premium applicable to the NEO's basic life insurance coverage on the date of termination;
i. outplacement services for a period of three years or, if earlier, until the NEO's acceptance of an offer of employment or in lieu of outplacement services, the NEO may elect to receive a cash payment of $30,000; and
j. an additional amount (a "gross-up" payment) in respect of excise taxes that may be imposed under the "golden

[3] The value of this benefit is calculated (i) for the first 18 months of continuation coverage as the aggregate premium amounts the NEO would be required to pay for such coverage under the Company's premium rate structure in effect on December 31, 2007 for continuation coverage under COBRA minus the aggregate premium amounts he would be required to pay for such coverage under the Change in Control Agreement and (ii) for the remaining 18 months of continuation coverage as the value of such medical benefit coverage utilizing the assumptions applied under Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions* (SFAS 106).

[4] The value of this benefit is the aggregate value of the medical coverage utilizing the assumptions applied under Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions* (SFAS 106).

parachute" rules on payments and benefits received in connection with the Change in Control. The gross-up payment would make the officer whole for excise taxes (and for all taxes on the gross-up payment) in respect of payments and benefits received pursuant to all the Company's plans, agreements and arrangements (including for example, acceleration of vesting of equity awards).

We (or our successor) must also reimburse the NEO for any legal fees and expenses incurred by him (i) in disputing in good faith any issue relating to his termination of employment, (ii) in seeking in good faith to enforce the Change in Control Agreement or (iii) in connection with any tax audit or proceeding relating to the application of parachute payment excise taxes to any payment or benefit under the Change in Control Agreement.

If the NEO's employment were to have been terminated by him for Good Reason or by us (or our successor) without Cause in connection with a Change of Control on December 31, 2007, and a Change of Control were to have occurred on that date, we estimate that the value of the payments and benefits described in clauses (a) through (j) above that he would have been eligible to receive is as follows:

Payment or Benefit	Chad C. Deaton	Peter A. Ragauss	James R. Clark	Alan R. Crain	David H. Barr
Clause (a)	$ 3,300,000	$ 1,638,000	$ 2,085,000	$ 1,365,000	$ 1,350,000
Clause (b)	$ 1,100,000	$ 354,900	$ 556,000	$ 295,750	$ 315,000
Clause (c)	$ 3,300,000	$ 1,064,700	$ 1,668,000	$ 887,250	$ 945,000
Clause (d)	$ 44,235	$ 55,618	$ 43,371	$ 55,618	$ 43,771
Clause (e)	$ 75,000	$ 60,000	$ 60,000	$ 60,000	$ 60,000
Clause (f)	$ 891,000	$ 351,351	$ 508,801	$ 304,054	$ 314,773
Clause (g)	$ 0	$ 0	$ 0	$ 13,181	$ 140,666
Clause (h)	$ 11,952	$ 6,275	$ 7,709	$ 5,080	$ 4,709
Clause (i)	$ 30,000	$ 30,000	$ 30,000	$ 30,000	$ 30,000
Clause (j)	$ 5,770,271	$ 2,465,787	$ 2,874,286	$ 1,398,768	$ 1,267,911
Accelerated exercisability of stock options[5]	$ 2,567,850	$ 318,959	$ 1,049,346	$ 499,549	$ 354,545
Accelerated vesting of restricted stock awards[5]	$ 8,135,709	$ 3,171,740	$ 4,445,334	$ 3,080,259	$ 2,560,003
Payment in settlement of performance awards under the 2002 D&O Plan[5]	$ 2,645,540	$ 0	$ 1,237,430	$ 426,700	$ 277,355
Total	$ 27,871,557	$ 9,508,330	$ 14,565,677	$ 8,421,209	$ 7,663,733

5 This benefit is discussed in detail above under the heading *"Payments in the Event of a Change in Control Absent a Termination of Employment"*.

Baker Hughes Incorporated Executive Severance Plan

On November 1, 2002, we adopted an executive severance program, the Baker Hughes Incorporated Executive Severance Plan (the "Executive Severance Plan") for our executives who are classified by us as United States executive salary grade system employees, including the NEOs. The Executive Severance Plan provides for payment of certain benefits to each of these executives as a result of an involuntary termination of employment provided that (i) the executive signs a release agreement substantially similar to the form of release agreement set forth in the Executive Severance Plans, (ii) during the two-year period commencing on the executive's date of termination of employment he complies with the noncompetition and nonsolicitation agreements contained in the Executive Severance Plan and (iii) the executive does not disclose our confidential information. Any amounts payable under the Executive Severance Plan are reduced by the amount of any severance payments payable to the NEO by us under any other plan, program or individual contractual arrangement.

Payments in the Event of a Termination of Employment by the Executive for Good Reason or by the Company or its Successor Without Cause

We (or our successor) will pay severance benefits to a NEO if he incurs an Involuntary Termination. "Involuntary Termination" means the complete severance of a NEO's employment relationship with us: (i) because his position is eliminated; (ii) because he and we agree to his resignation of his position at our request; (iii) which occurs in conjunction with, and during the period that begins 90 days before and ends 180 days after, an acquisition, merger, spin-off, reorganization (either business or personnel), facility closing or discontinuance of the operations of the divisions in which he is employed; or (iv) for any other reason which is deemed an Involuntary Termination by us.

An Involuntary Termination does not include: (i) a termination for cause; (ii) a transfer of employment among us and our affiliates; (iii) a temporary absence, such as a Family and Medical Leave Act leave or a temporary layoff in which the NEO retains entitlement to re-employment; (iv) the NEO's death, disability or Retirement (as defined in the Executive Severance Plan); or (v) a voluntary termination by the employee.

If the NEO meets the criteria for payment of severance benefits due to an Involuntary Termination, we (or our successor) will pay him the following benefits in addition to any benefits he is due under our employee benefit plans and equity and incentive compensation plans:

a. a lump sum payment equal to one and one-half times the NEO's annual base salary in effect immediately prior to his termination of employment;
b. the cost of the first three months COBRA continuation of accident and health insurance benefits shall be borne by us; and
c. outplacement services for a period of 12 months, but not in excess of $10,000.

If Mr. Deaton were to have incurred an Involuntary Termination on December 31, 2007, he would have been eligible to receive no benefits under the Severance Plan since the amount of the severance benefits payable under his employment agreement exceeds the amount of the severance benefits payable under the Severance Plan.

If Messrs. Ragauss, Clark, Crain and Barr were to have incurred Involuntary Terminations on December 31, 2007, we estimate that the value of the payments and benefits described in clauses (a) through (c) above would be as follows:

Payment or Benefit	Peter A. Ragauss	James R. Clark	Alan R. Crain	David H.Barr
Clause (a)	$ 819,000	$ 1,042,500	$ 682,500	$ 675,000
Clause (b)	$ 3,042	$ 2,255	$ 3,042	$ 2,255
Clause (c)	$ 10,000	$ 10,000	$ 10,000	$ 10,000
Total	$ 832,042	$ 1,054,755	$ 695,542	$ 687,255

Equity Compensation Awards

We have granted restricted stock awards, stock options, performance awards and performance stock units under the 2002 D&O Plan to Messrs. Deaton, Ragauss, Clark, Crain and Barr as well as other Executives.

Restricted Stock Awards

Full Vesting of Restricted Stock Awards Upon a Change in Control

If a change in control as defined in the Change in Control Agreements or as defined in the 2002 D&O Plan (a "2002 D&O Plan Change in Control") were to have occurred on December 31, 2007, prior to the NEO's termination of employment with us, all of the NEO's then outstanding restricted stock awards granted by us would have become fully vested and nonforfeitable. For each NEO, the number of shares with respect to which the forfeiture restrictions would have lapsed and the value of this accelerated vesting is specified above under the subheading "*Payments in the Event of a Change in Control Absent a Termination of Employment*" under the heading "*Change in Control Agreements.*"

A 2002 D&O Plan Change in Control is deemed to occur if:

- the individuals who are incumbent directors (within the meaning of the 2002 D&O Plan) cease for any reason to constitute a majority of the members of our Board of Directors;
- the consummation of a merger of us or our affiliate with another entity, unless the individuals and entities who were the beneficial owners of our voting securities outstanding immediately prior to such merger own, directly or indirectly, at least 55 percent of the combined voting power of the voting securities of us, the surviving entity or the parent of the surviving entity outstanding immediately after such merger;
- the consummation of a merger of us or our affiliate with another entity, unless the individuals who comprise our Board of Directors immediately prior thereto constitute at least a majority of the board of directors of the entity surviving the merger or any parent thereof (or a majority plus one member where such board is comprised of an odd number of members);
- any person becomes a beneficial owner, directly or indirectly, of our securities representing 30 percent or more of the combined voting power of our then outstanding voting securities (not including any securities acquired directly from us or our affiliates);
- a sale or disposition of all or substantially all of our assets is consummated (an "asset sale"), unless (i) the individuals and entities who were the beneficial owners of our voting securities immediately prior to such asset sale own, directly or indirectly, 55 percent or more of the combined voting power of the voting securities of the entity that acquires such assets in such asset sale or its parent immediately after such asset sale in substantially the same proportions as their ownership of our voting securities immediately prior to such asset sale; or (ii) the individuals who comprise our Board of Directors immediately prior to such asset sale constitute a majority of the board of directors or other governing body of either the entity that acquired such assets in such asset sale or its parent (or a majority plus one member where such board or other governing body is comprised of an odd number of directors); or
- our stockholders approve a plan of complete liquidation or dissolution of us.

Full Vesting of Restricted Stock Awards Upon Termination of Employment by the NEO for Good Reason or By Us Without Cause in Connection with a Potential Change in Control

If on December 31, 2007, (i) we terminated the employment of a NEO without cause prior to a 2002 D&O Plan Change in Control or (ii) the NEO terminated his employment with us for good reason and, in the case of (i) or (ii), the event or circumstance occurred at the request or direction of the person who entered into an agreement with us, the consummation of which would constitute a 2002 D&O Plan Change in Control or is otherwise in connection with or in anticipation of a 2002 D&O Plan Change in Control, then all of the NEO's then outstanding restricted stock awards granted by us would have become fully vested and nonforfeitable.

For this purpose the term "good reason" as defined in the 2002 D&O Plan includes: (i) the assignment to the NEO of any duties inconsistent with the status of the NEO's position with us or a substantial adverse alteration in the nature or status of the NEO's responsibilities from those in effect immediately prior to the 2002 D&O Plan Change in Control; (ii) a reduction in the NEO's base salary; (iii) the relocation of the NEO's principal place of employment to a location more than 50 miles from the NEO's principal place of employment immediately prior to the 2002 D&O Plan Change in Control or our requiring the NEO to be based anywhere other than such principal place of employment; (iv) our failure to pay the NEO any portion of his current compensation or to pay him any portion of an installment of deferred compensation within seven days of the date the payment is due; (v) our failure to continue in effect any compensation plan in which the NEO participated immediately prior to the 2002 D&O Plan Change in Control which is material to his total compensation; or (vi) our failure to continue to provide the NEO with benefits substantially similar to those enjoyed by him under any of our pension, savings, life insurance, medical, health and accident, or disability plans in which he was participating immediately prior to the 2002 D&O Plan Change in Control, or our taking any action that would materially reduce any of such benefits or deprive the NEO of any material fringe benefit or perquisite enjoyed by the NEO, or our failure to provide the NEO with the number of paid vacation days to which he is entitled.

For this purpose, the term "cause" as defined in the 2002 D&O Plan includes: (i) the willful and continued failure by the NEO to substantially perform his duties or (ii) the willful engaging by the NEO in conduct which is materially injurious to us or our affiliates.

For each NEO, the number of shares with respect to which the forfeiture restrictions would have lapsed and the value of this accelerated vesting is specified above under the subheading "*Payments in the Event of a Change in Control Absent a Termination of Employment*" under the heading "*Change in Control Agreements.*"

Pro Rata Vesting of Restricted Stock Awards Upon Termination of Employment in Connection with the Sale of a Business Unit

If (i) on December 31, 2007 we or one of our affiliates sold a business unit, (ii) on December 31, 2007 the NEO's employment with us terminated in connection with the sale and (iii) the sale did not constitute a 2002 D&O Plan Change in Control, a pro-rata portion of the NEO's then outstanding restricted stock awards granted by us would have become vested and nonforfeitable. The forfeiture restrictions would have lapsed as to that number of shares of restricted stock that were subject to forfeiture restrictions on December 31, 2007, multiplied by the applicable reduction factor, the number of days during the period commencing on the date of grant of the award and ending on December 31, 2007, divided by the number of days the NEO would be required to work to achieve full vesting under the normal vesting provisions of the award.

Chad C. Deaton

The substantial risk of forfeiture restrictions applicable to 67,552 shares of our stock granted to Mr. Deaton would have lapsed on December 31, 2007, if (i) on December 31, 2007, we or one of our affiliates sold a business unit, (ii) on December 31, 2007, Mr. Deaton's employment with us terminated in connection with the sale and (iii) the sale did not constitute a 2002 D&O Plan Change in Control. The maximum value of this accelerated vesting of Mr. Deaton's restricted stock awards would have been $5,478,467 ($81.10 per share value on December 31, 2007, multiplied by the number of our shares subject to each of Mr. Deaton's unvested restricted stock awards, multiplied by the applicable reduction factors for the awards).

Peter A. Ragauss

The substantial risk of forfeiture restrictions applicable to 19,900 shares of our stock granted to Mr. Ragauss would have lapsed on December 31, 2007, if (i) on December 31, 2007, we or one of our affiliates sold a business unit, (ii) on December 31, 2007, Mr. Ragauss' employment with us terminated in connection with the sale and (iii) the sale did not constitute a 2002 D&O Plan Change in Control. The maximum value of this accelerated vesting of Mr. Ragauss' restricted stock awards would have been $1,613,890 ($81.10 per share value on December 31, 2007, multiplied by the number of our shares subject to each of Mr. Ragauss' unvested restricted stock awards, multiplied by the applicable reduction factors for the awards).

James R. Clark

The substantial risk of forfeiture restrictions applicable to 14,678 shares of our stock granted to Mr. Clark would have lapsed on December 31, 2007, if (i) on December 31, 2007, we or one of our affiliates sold a business unit, (ii) on December 31, 2007, Mr. Clark's employment with us terminated in connection with the sale and (iii) the sale did not constitute a 2002 D&O Plan Change in Control. The maximum value of this accelerated vesting of Mr. Clark's restricted stock awards would have been $1,190,385 ($81.10 per share value on December 31, 2007, multiplied by the number of our shares subject to each of Mr. Clark's unvested restricted stock awards, multiplied by the applicable reduction factors for the awards).

Alan R. Crain

The substantial risk of forfeiture restrictions applicable to 21,297 shares of our stock granted to Mr. Crain would have lapsed on December 31, 2007, if (i) on December 31, 2007, we or one of our affiliates sold a business unit, (ii) on December 31, 2007, Mr. Crain's employment with us terminated in connection with the sale and (iii) the sale did not constitute a 2002 D&O Plan Change in Control. The maximum value of this accelerated vesting of Mr. Crain's restricted stock awards would have been $1,727,187 ($81.10 per share value on December 31, 2007, multiplied by the number of our shares subject to each of Mr. Crain's unvested restricted stock awards, multiplied by the applicable reduction factors for the awards).

David H. Barr

The substantial risk of forfeiture restrictions applicable to 25,961 shares of our stock granted to Mr. Barr would have lapsed on December 31, 2007, if (i) on December 31, 2007 we or one of our affiliates sold a business unit, (ii) on December 31, 2007, Mr. Barr's employment with us terminated in connection with the sale and (iii) the sale did not constitute a 2002 D&O Plan Change in Control. The maximum value of this accelerated vesting of Mr. Barr's restricted stock awards would have been $2,105,437 ($81.10 per share value on December 31, 2007, multiplied by the number of our shares subject to each of Mr. Barr's unvested restricted stock awards, multiplied by the applicable reduction factors for the awards).

Full Vesting of Restricted Stock Awards Upon the NEO's Termination of Employment Due to His Disability or His Death

If the NEO had terminated employment with us on December 31, 2007 due to death or due to disability, all of his then outstanding restricted stock awards granted by us would have become fully vested and nonforfeitable. For this purpose a NEO is treated as having incurred a disability if he qualifies for long-term disability benefits under our long-term disability program. For each NEO, the number of shares with respect to which the forfeiture restrictions would have lapsed and the value of this accelerated vesting is specified above under the subheading *"Payments in the Event of a Change in Control Absent a Termination of Employment"* under the heading *"Change in Control Agreements."*

Full Vesting of Restricted Stock Award Upon Our Termination of NEO's Employment Without Cause

The substantial risk of forfeiture restrictions applicable to 10,000 shares of our stock subject to a restricted stock award granted to Mr. Crain on April 28, 2004 would have lapsed on December 31, 2007 had we terminated the employment of Mr. Crain on December 31, 2007 without cause (as defined in the 2002 D&O Plan). The maximum value of this accelerated vesting of Mr. Crain's restricted stock awards would have been $811,000 ($81.10 per share value on December 31, 2007, multiplied by 10,000 of our shares).

Stock Options

Full Vesting of Stock Options Upon A Change in Control

If a change in control (as defined in the Change in Control Agreements or the 2002 D&O Plan) were to have occurred on December 31, 2007, all of the then outstanding stock options granted by us to the NEOs would have become fully vested and exercisable. For each NEO, the number of our shares for which the options would have become fully exercisable is specified above under the subheading *"Payments in the Event of a Change in Control Absent a Termination of Employment"* under the heading *"Change in Control Agreements."*

Full Vesting of Stock Options Upon Termination of Employment in Connection With a Change in Control or Upon Sale of a Business Unit

If a 2002 D&O Plan Change in Control had occurred on December 31, 2007, and the NEO had terminated employment with us for good reason (as defined in the 2002 D&O Plan) on December 31, 2007 or we had terminated the NEO's employment with us on December 31, 2007 for reasons other than cause (as defined in the 2002 D&O Plan) in connection with a change in control all of the then outstanding stock options granted by us to the NEO would have become fully exercisable. If on December 31, 2007, we or one of our affiliates sold a business unit that employed the NEO, all of the NEO's then outstanding stock options would have become fully exercisable. For each NEO, the number of shares for which the options would have become fully exercisable is specified above under the subheading *"Payments in the Event of a Change in Control Absent a Termination of Employment"* under the heading *"Change in Control Agreements."*

Full Vesting of Stock Options Upon Retirement of NEO

If the NEO had terminated employment on December 31, 2007, and the sum of his age and years of service with us equaled at least 65, all of the NEO's then outstanding stock options granted by us would have become fully vested and exercisable.

Messrs. Deaton, Ragauss and Crain are not yet eligible to retire for purposes of their outstanding stock options.

If Mr. Clark had terminated employment with us on December 31, 2007 due to retirement, his options to purchase an aggregate of 79,098 of our shares with a value of $81.10 per share would have become fully exercisable on December 31, 2007. Under the terms of Mr. Clark's stock options, he would have to pay an aggregate of $5,365,502 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $1,049,346 ($81.10 per share value on December 31, 2007, multiplied by 79,098 of our shares subject to the options minus $5,365,502 the aggregate exercise price for the options).

If Mr. Barr had terminated employment with us on December 31, 2007 due to retirement his options to purchase an aggregate of 36,583 of our shares, with a value of $81.10 per share would have become fully exercisable on December 31, 2007. Under the terms of Mr. Barr's stock options, he would have to pay an aggregate of $2,612,336 to purchase these shares. Accordingly, the maximum value of the accelerated vesting of the options would have been $354,545 ($81.10 per share value on December 31, 2007, multiplied by 36,583 of our shares subject to the options minus $2,612,336, the aggregate exercise price for the options).

Full Vesting of Stock Options Upon Termination of Employment Due to Death or Disability of the NEO

If the NEO had terminated employment on December 31, 2007, due to the disability of the NEO (as determined by the 2002 D&O Plan committee) or due to the death of the NEO, all of the NEO's then outstanding stock options granted by us would have become fully vested and exercisable. For each NEO, the number of our shares for which stock options would have become fully exercisable and the value of the accelerated vesting of the options if on December 31, 2007 the NEO terminated employment with us due to his death or disability is specified above under the heading *"Full Vesting of Stock Options Upon a Change in Control."*

Performance Awards

Payment of Performance Awards Upon a Change in Control

If a change in control (as defined in the Change in Control Agreements or the 2002 D&O Plan) were to have occurred on December 31, 2007, prior to the NEO's termination of employment with us, we would have paid the NEO, in cash, an amount equal to 200% of the target shares specified in the NEO's performance award multiplied by the closing price of a share of our stock on the date of grant of the performance award. The amounts we would have paid are $2,645,540, $1,237,430, $426,700 and $277,355, for Messrs. Deaton, Clark, Crain and Barr, respectively.

Payment of Performance Awards Upon Termination of Employment by the NEO for Good Reason or By Us Without Cause in Connection with a Potential Change in Control

If on December 31, 2007, (i) we terminated the employment of a NEO without cause (within the meaning of the 2002 D&O Plan or the Change in Control Agreements) prior to a change in control (as defined in the Change in Control Agreements or the 2002 D&O Plan), or (ii) the NEO terminated his employment with us for good reason (within the meaning of the 2002 D&O Plan or the Change in Control Agreements) and, in the case of (i) or (ii), the circumstance or event occurred at the request or direction of the person who entered into an agreement with us the consummation of which would constitute such a change in control or is otherwise in connection with or in anticipation of such a change in control, we would have paid the NEO, in cash, an amount equal to 200% of the target shares specified in the NEO's performance award multiplied by the closing price of a share of our stock on the date of grant of the performance award.

If a potential change in control (within the meaning of the Change in Control Agreements or the 2002 D&O Plan) had occurred on December 31, 2007 and the NEO's employment was terminated by him on December 31, 2007 for good reason (within the meaning of the Change in Control Agreements or the 2002 D&O Plan) or the NEO's employment was terminated by us without cause (within the meaning of the Change in Control Agreements or the 2002 D&O Plan) on December 31, 2007, we would have paid the NEO the amount specified above under the heading *"Payment of Performance Awards Upon a Change in Control."*

Payment of Performance Awards Upon Termination of Employment in Connection with the Sale of a Business Unit

If on December 31, 2007 we or one of our affiliates sold a business unit of us or one of our affiliates and on December 31, 2007 the NEO's employment with us terminated in connection with the sale (other than for cause as defined in the 2002 D&O Plan), and the sale did not constitute a 2002 D&O Plan Change in Control, at the end of the performance period ending on December 31, 2007, we would owe the NEO shares payable under his performance award granted under the 2002 D&O Plan on January 1, 2005. The number of shares payable under the performance award would be based upon the actual performance objectives achieved during the performance period. The shares payable under the performance award would be the number of shares that we would have paid under the award had the NEO remained employed by us through December 31, 2007.

Chad C. Deaton

If the target level of performance were achieved during the performance period, we would owe Mr. Deaton 31,000 shares, with a value as of December 31, 2007 of $2,514,100 (31,000 shares multiplied by $81.10 per share value on December 31, 2007). If the highest level of performance were achieved during the performance period, we would owe Mr. Deaton 62,000 shares with a value as of December 31, 2007 of $5,028,200.

James R. Clark

If the target level of performance were achieved during the performance period, we would owe Mr. Clark 14,500 shares, with a value as of December 31, 2007 of $1,175,950 (14,500 shares multiplied by $81.10 per share value on December 31, 2007). If the highest level of performance were achieved during the performance period, we would owe Mr. Clark 29,000 shares with a value as of December 31, 2007 of $2,351,900.

Alan R. Crain

If the target level of performance were achieved during the performance period, we would owe Mr. Crain 5,000 shares, with a value as of December 31, 2007 of $405,500 (5,000 shares multiplied by $81.10 per share value on December 31, 2007). If the highest level of performance were achieved during the performance period, we would owe Mr. Crain 10,000 shares with a value as of December 31, 2007 of $811,000.

David H. Barr

If the target level of performance were achieved during the performance period, we would owe Mr. Barr 3,250 shares with a value as of December 31, 2007 of $263,575 (3,250 shares multiplied by $81.10 per share value on December 31, 2007). If the highest level of performance were achieved during the performance period, we would owe Mr. Barr 6,500 shares with a value as of December 31, 2007 of $527,150.

Pro Rata Payment of Performance Awards Upon the NEO's Termination of Employment Due to His Disability or His Death

If the NEO had terminated employment with us on December 31, 2007 due to disability or death, at the end of the applicable performance period we would have owed the NEO an amount based upon the actual performance objectives achieved during the performance period. The amount payable under the performance award would be the amount of our shares that we would have paid under the award had the NEO remained employed by us through the end of the performance period. For this purpose a NEO is treated as having incurred a disability if he qualifies for long-term disability benefits under our long-term disability program.

If on December 31, 2007, the NEO terminated employment with us due to his death or disability, we would have paid the NEO the amount specified above under the heading *"Payment of Performance Awards Upon Termination of Employment in Connection With the Sale of a Business Unit."*

Performance Unit Awards

Pro Rata Payment of Performance Unit Awards Upon a Change in Control

If a 2002 Change in Control were to have occurred on December 31, 2007, prior to the NEO's termination of employment with us, we, or our successor, would have paid the NEO, in cash, an amount equal to $100 multiplied by the number of performance units specified in the NEO's performance unit award agreement, multiplied by the number of days during the performance period through December 31, 2007 (365, divided by 1095). The amounts we or our successor would have paid are $2,540,854, $816,564, $1,045,929, $574,931 and $455,096 for Messrs. Deaton, Ragauss, Clark, Crain and Barr, respectively.

Pro Rata Payment of Performance Unit Awards Upon Termination of Employment by the NEO for Good Reason or By Us Without Cause in Connection with a Potential Change in Control

If on December 31, 2007, (i) we terminated the employment of a NEO without cause (within the meaning of the 2002 D&O Plan) prior to a 2002 D&O Plan Change in Control, or (ii) the NEO terminated his employment with us for good reason (within the meaning of the 2002 D&O Plan) and, in the case of (i) or (ii), the circumstance or event occurred at the request or direction of the person who entered into an agreement with us the consummation of which would constitute such a change in control or is otherwise in connection with or in anticipation of such a change in control, we would have paid the NEO, in cash, an amount equal to $100 multiplied by the number of performance units specified in the NEO's performance unit award agreement, multiplied by the number of days during the performance period through December 31, 2007 divided by 1095.

The amounts we would have paid the NEOs are specified above under the heading *"Pro Rata Payment of Performance Unit Awards Upon a Change in Control."*

Pro Rata Payment of Performance Unit Awards Upon the NEO's Termination of Employment Due to His Disability or His Death

If the NEO had terminated employment with us on December 31, 2007 due to disability or death we would have paid him in a single sum in cash an amount equal to $100 multiplied by the number of performance units specified in the NEO's performance unit award agreement, multiplied by the number of days during the performance period through December 31, 2007, divided by 1095.

The NEO is treated as having incurred a disability for this purpose if he (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months or (ii) is by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under our accident and health plan.

If the NEO had terminated employment with us on December 31, 2007 due to disability or death we would have paid him in a single sum in cash the amount specified above under the heading *"Pro Rata Payment of Performance Unit Awards Upon a Change in Control."*

Pro Rata Payment of Performance Unit Awards Upon the NEO's Termination of Employment Due to His Retirement

If the NEO had terminated employment with us on December 31, 2007 due to his retirement, we would have paid in a single sum in cash an amount equal to $100 multiplied by the number of performance units specified in the NEO's performance unit award agreement, multiplied by the number of days during the performance period through December 31, 2007, divided by 1095.

The NEO is treated as having retired for this purpose if he terminates employment with us after the sum of his age and years of service with us is at least 65.

Messrs. Deaton, Ragauss and Crain are not yet eligible to retire for purposes of their outstanding performance unit awards.

If Mr. Clark had terminated employment with us on December 31, 2007 due to retirement, we would have paid Mr. Clark, in cash, the sums of $666,700 and $379,229 in complete settlement of his performance unit award granted under the 2002 D&O Plan on January 25, 2006 and on January 24, 2007, respectively.

If Mr. Barr had terminated employment with us on December 31, 2007 due to retirement, we would have paid Mr. Barr, in cash, the sums of $275,014 and $180,082 in complete settlement of his performance unit award granted under the 2002 D&O Plan on January 25, 2006 and on January 24, 2007, respectively.

Baker Hughes Incorporated Supplemental Retirement Plan

Under the SRP the NEOs may elect to defer portions of their compensation. We also provide additional credits under the SRP to supplement the benefits provided under our qualified retirement plans. We will pay the benefits due the NEOs under the SRP in accordance with the NEOs' payment selections.

Accelerated Vesting Upon Termination of NEO's Termination of Employment Due to His Retirement

If the NEO had terminated employment with us on December 31, 2007 due to his retirement, he would have had a fully nonforfeitable interest in his Company base thrift deferral account, Company pension deferral account and Company discretionary deferral account under the SRP. For this purpose, "retirement" means termination of employment with us on or after (i) attaining the age of 65 or (ii) attaining the age of 55 and completing ten years of service with us.

Messrs. Deaton, Ragauss and Crain are not yet eligible to retire for purposes of the SRP. However, due to their years of service with us Messrs. Deaton, Clark and Crain have fully vested interests in all of their accounts under the SRP.

Mr. Clark was eligible to retire for purposes of the SRP. Due to his years of service, Mr. Clark has a fully vested interest in all of his accounts under the SRP. We estimate that the value of Mr. Clark's SRP accounts as of December 31, 2007 was $2,153,234.

Mr. Barr is eligible to retire for purposes of the SRP. Due to his years of service, Mr. Barr has a fully vested interest in all of his accounts under the SRP. We estimate that the value of Mr. Barr's SRP accounts as of December 31, 2007 was $1,785,244.

Accelerated Vesting Upon Termination of NEO's Termination of Employment Due to His Death or Disability

If the NEO had terminated employment with us on December 31, 2007 due to his death or his disability, he would have had a fully nonforfeitable interest in his company base thrift deferral account, company pension deferral account and company discretionary deferral account under the SRP without regard to his tenure with us. For this purpose, a NEO has a disability if he is eligible for benefits under our long-term disability plan.

We estimate that the value of the accelerated vesting of Mr. Ragauss' interest in his SRP benefit if he had died or terminated employment with us due to disability on December 31, 2007 would have been $73,180, and that the full value of his SRP benefits he would have been paid would have been $200,663.

Payments Under the SRP Due to Termination of Employment of NEO for Reason Other Than Retirement or Death

If the NEO had terminated employment with us on December 31, 2007 due to his resignation (rather than due to his retirement or disability) he would have been entitled to receive his then vested interest in his accounts under the SRP. The estimated values of the NEOs' vested interests in their SRP accounts as of December 31, 2007 are $2,201,285, $127,483, $2,153,234, $873,541 and $1,785,244, for Messrs. Deaton, Ragauss, Clark, Crain and Barr, respectively.

Retirement Agreement with James R. Clark

We entered into a retirement agreement with Mr. James R. Clark dated August 30, 2007. Mr. Clark retired from our employ on January 31, 2008. Under Mr. Clark's retirement agreement, in consideration of Mr. Clark's signing a release of claims against us and his continued employment with us through January 31, 2008, the substantial risk of forfeiture restrictions applicable to 17,232 of our shares subject to restricted stock awards granted by us under the 2002 D&O Plan lapsed on January 31, 2008. The aggregate value of the accelerated vesting of Mr. Clark's restricted stock awards is $1,159,197 ($67.27 per share value at the close of business on January 30, 2008, multiplied by 17,232 shares). The accelerated vesting of the restricted stock awards resulted in additional compensation cost of $448,962 for the excess fair value of the modified awards over the fair value of the original awards. In addition, under Mr. Clark's retirement agreement we vested 3,333 and 7,585 of the performance units we granted to Mr. Clark under the 2002 D&O Plan in 2006 and in 2007, respectively, that would otherwise be forfeited. The aggregate value of the accelerated vesting of Mr. Clark's performance units is $791,800, assuming that the expected level of performance is achieved.

DIRECTOR COMPENSATION

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, as the case may be, to each of the Company's independent non-management directors during the fiscal years ended 2007 and 2006. For a description of the fees and other awards payable to the Company's directors, please refer to the section titled "Corporate Governance – Board of Directors" contained elsewhere in this proxy statement.

	Fees Earned or Paid in Cash ($)		Stock Awards ($)[1,2]		Option Awards ($)[1,2]		Non-Equity Incentive Plan Compensation ($)		All Other Compensation		Total ($)	
Name	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Larry D. Brady	$ 72,723[3]	$ 72,723[3]	$ 63,882	$ 30,549	$ 16,086	$ 16,738	$ 0	$ 0	$ 0	$ 15,692[4]	$ 152,691	$ 135,702
Clarence P. Cazalot, Jr.	$ 85,000	$ 85,000	$ 63,882	$ 30,549	$ 16,086	$ 16,738	$ 0	$ 0	$ 0	$164,968	$ 132,287	
Edward P. Djerejian	$ 70,000	$ 70,000	$ 63,882	$ 30,549	$ 16,086	$ 16,738	$ 0	$ 0	$ 0	$ 5,374	$ 149,968	$ 122,661
Anthony G. Fernandes	$ 85,000[3]	$ 85,000[3]	$ 63,882	$ 30,549	$ 16,086	$ 16,738	$ 0	$ 0	$ 0	$ 4,828	$ 164,968	$ 137,115
Claire W. Gargalli	$ 70,000	$ 70,000	$ 63,882	$ 30,549	$ 16,086	$ 16,738	$ 0	$ 0	$ 0	$ 3,077	$ 149,968	$ 120,364
Pierre H. Jungels	$ 70,000	$ 47,434	$ 55,546	$ 16,660	$ 16,086	$ 8,819	$ 0	$ 0	$ 0	$ 977	$ 141,632	$ 73,890
James A. Lash	$ 75,000	$ 75,000	$ 63,882	$ 30,549	$ 16,086	$ 16,738	$ 0	$ 0	$ 0	$ 3,246	$ 154,968	$ 125,533
James F. McCall	$ 85,000	$ 85,000	$ 126,661	$ 73,319	$ 16,086	$ 16,738	$ 0	$ 0	$ 0	$ 15,928[4]	$ 227,747	$ 190,985
J. Larry Nichols	$ 75,000	$ 75,000	$ 63,882	$ 30,549	$ 16,086	$ 16,738	$ 0	$ 0	$ 0	$ 0	$ 154,968	$ 122,287
H. John Riley, Jr.	$ 80,000[3]	$ 80,000[3]	$ 63,882	$ 30,549	$ 16,086	$ 16,738	$ 0	$ 0	$ 0	$ 4,790	$ 159,968	$ 132,077
Charles L. Watson	$ 70,000	$ 70,000	$ 63,882	$ 30,549	$ 16,086	$ 16,738	$ 0	$ 0	$ 0	$ 4,342	$ 149,968	$ 121,629

(1) Restricted stock grants were made on January 25, 2006 and January 24, 2007 and valued at $75.06 and $68.54 per share, respectively. Stock option grants were made on January 25, 2006 and January 24, 2007 at an exercise price of $75.06 and $68.54, respectively, and a SFAS 123(R) value of $23.78 and $22.40 per share, respectively. Stock option grants were also made on July 27, 2006 and July 25, 2007 at an exercise price of $80.73 and $82.28, respectively, and a SFAS 123(R) value of $28.54 and $26.18 per share, respectively. For both stock and stock option grants, the value shown is what is also included in the Company's financial statements per SFAS 123(R). See the Company's Annual Report for the years ended December 31, 2006 and 2007 for a complete description of the SFAS 123(R) valuation.

(2) The following table shows the aggregate number of stock awards and options awards outstanding for each director as of December 31, 2006 and 2007 as well as the grant date fair value of stock awards and option grants made during 2006 and 2007:

	Aggregate Stock Awards Outstanding as of December 31		Aggregate Option Awards Outstanding as of December 31		Grant Date Fair Value of Stock and Option Awards made during	
Name	2007	2006	2007	2006	2007	2006
Larry D. Brady	5,617	4,158	1,563	896	$ 116,086	$ 116,718
Clarence P. Cazalot, Jr.	7,208	5,749	3,290	1,332	$ 116,086	$ 116,718
Edward P. Djerejian	7,208	5,749	1,309	642	$ 116,086	$ 116,718
Anthony G. Fernandes	9,208	7,749	12,667	12,000	$ 116,086	$ 116,718
Claire W. Gargalli	1,704	10,902	4,290	10,203	$ 116,086	$ 116,718
Pierre H. Jungels	2,408	949	976	309	$ 116,086	$ 83,790
James A. Lash	7,208	1,332	3,290	2,623	$ 116,086	$ 116,718
James F. McCall	4,208	5,749	1,309	642	$ 116,086	$ 116,718
J. Larry Nichols	7,208	1,332	6,290	4,981	$ 116,086	$ 116,718
H. John Riley, Jr.	20,208	17,749	4,290	4,623	$ 116,086	$ 116,718
Charles L. Watson	16,948	11,408	19,441	29,876	$ 116,086	$ 116,718

(3) Messrs. Brady, Fernandes and Riley previously elected to have their fees deferred and thus the amounts shown above were paid to their deferred compensation accounts pursuant to the Director Compensation Deferral Plan (discussed below).

(4) Amount includes perquisite payments to cover spousal airfare and meals associated with Board of Director meetings in November 2006.

The Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective July 24, 2002 (the "Deferral Plan"), is intended to provide a means for members of our Board of Directors to defer compensation otherwise payable and provide flexibility with respect to our compensation policies. Under the provisions of the Deferral Plan, directors may elect to defer income with respect to each calendar year. The compensation deferrals may be stock option-related deferrals or cash-based deferrals.

Effective February 24, 2006, the Company's Board of Directors approved the vesting of restricted stock awarded to independent non-management directors as an annual non-retainer equity award for the years 2002 through 2005 under the Baker Hughes Incorporated 2002 D&O Plan that previously vested upon retirement from the Company's Board of Directors. As a result, 4,417 shares of restricted stock issued to each of nine directors and 1,826 shares of restricted stock issued to one director became fully vested; however, the Company did not recognize an expense for SFAS 123(R) purposes in 2006 as the expense had been incurred in prior periods.

COMPENSATION COMMITTEE REPORT

The Compensation Committee held four meetings during fiscal year 2007. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon such review, the related discussions and such other matters deemed relevant and appropriate by the Compensation Committee, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement to be delivered to stockholders.

H. John Riley, Jr. (Chairman)
Edward P. Djerejian
Claire W. Gargalli
Pierre H. Jungels
J. Larry Nichols

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee consists of Messrs. Riley (Chairman), Djerejian, Jungles, Nichols and Ms. Gargalli, all of whom are independent non-management directors. None of the Compensation Committee members has served as an officer or employee of the Company, and none of the Company's executive officers has served as a member of a compensation committee or board of directors of any other entity, which has an executive officer serving as a member of the Company's Board of Directors.

AUDIT/ETHICS COMMITTEE REPORT

The Audit/Ethics Committee is comprised of six members, each of whom is independent, as defined by the standards of the NYSE, the rules of the SEC, and under the Company's policy for director independence ("Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert", attached as Annex A to this Proxy Statement). Under the Charter of the Audit/Ethics Committee (attached as Annex B to this Proxy Statement), the Audit/Ethics Committee assists the Board of Directors in overseeing matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's disclosure controls and internal controls, the quality and integrity of the quarterly and annual financial statements of the Company, the performance of the Company's internal audit function and the review and pre-approval of the current year audit and non-audit fees with the Company's Independent Registered Public Accounting Firm. The Audit/Ethics Committee also oversees the Company's policies with respect to risk assessment and risk management and compliance programs relating to legal and regulatory requirements.

During the year ended December 31, 2007, the Audit/Ethics Committee held nine meetings and otherwise met and communicated with management and with Deloitte & Touche LLP, the Company's Independent Registered Public Accounting Firm for 2007. Deloitte & Touche discussed with the Audit/Ethics Committee various matters under applicable auditing standards, including information regarding the scope and results of the audit and other matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees." The Audit/Ethics Committee also discussed with Deloitte & Touche its independence from the Company and received the written disclosures and the letter from Deloitte & Touche concerning independence as required by the Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." The Audit/Ethics Committee also reviewed the provision of services by Deloitte & Touche not related to the audit of the Company's financial statements and not related to the review of the Company's interim financial statements as it pertains to the independence of Deloitte & Touche. Deloitte & Touche also periodically reported the progress of its audit of the effectiveness of the Company's internal control over financial reporting.

The Audit/Ethics Committee reviewed and discussed with management the Company's financial results prior to the release of earnings. In addition, the Audit/Ethics Committee reviewed and discussed with management, the Company's internal auditors and Deloitte & Touche the interim financial information included in the March 31, 2007, June 30, 2007 and September 30, 2007 Form 10-Qs prior to their being filed with the SEC. The Audit/Ethics Committee also reviewed and discussed the Company's audited financial statements for the year ended December 31, 2007 with management, the Company's internal auditors and Deloitte & Touche. Deloitte & Touche informed the Audit/Ethics Committee that the Company's audited financial statements are presented fairly in conformity with accounting principles generally accepted in the United States of America. The Audit/Ethics Committee also monitored and reviewed the Company's procedures and policies relating to the requirements of Section 404 of the Sarbanes-Oxley Act and related regulations.

Based on the review and discussions referred to above, and such other matters deemed relevant and appropriate by the Audit/Ethics Committee, the Audit/Ethics Committee recommended to the Board of Directors, and the Board has approved, that the financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

James F. McCall (Chairman)
Larry D. Brady
Clarence P. Cazalot, Jr.
Anthony G. Fernandes
James A. Lash
J. Larry Nichols

PROPOSAL NO. 2
RATIFICATION OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit/Ethics Committee has selected the firm of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm to audit the Company's books and accounts for the year ending December 31, 2008. Deloitte & Touche served as our Independent Registered Public Accounting Firm for fiscal year 2007. While the Audit/Ethics Committee is responsible for the appointment, compensation, retention, termination and oversight of the Independent Registered Public Accounting Firm, we are requesting, as a matter of good corporate governance, that the stockholders ratify the appointment of Deloitte & Touche as our principal Independent Registered Public Accounting Firm. If the stockholders fail to ratify the selection, the Audit/Ethics Committee will reconsider whether to retain Deloitte & Touche and may retain that firm or another without re-submitting the matter to our stockholders. Even if the appointment is ratified, the Audit/Ethics Committee may, in its discretion, direct the appointment of a different Independent Registered Public Accounting Firm at anytime during the year if it determines that such change would be in the Company's best interests and in the best interests of our stockholders.

Deloitte & Touche's representatives will be present at the Annual Meeting and will have an opportunity to make a statement, if they so desire, as well as to respond to appropriate questions asked by our stockholders.

Recommendation of the Board of Directors

Your Board of Directors recommends a vote "FOR" ratification of the selection of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2008.

FEES PAID TO DELOITTE & TOUCHE LLP

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, "Deloitte Entities") billed or will bill the Company or its subsidiaries for the aggregate fees set forth in the table below for services provided during 2007 and 2006. These amounts include fees paid or to be paid by the Company for (i) professional services rendered for the audit of the Company's annual financial statements and review of quarterly financial statements, audit services related to Management's Report on Internal Control over Financial Reporting and audit services related to the effectiveness of the Company's internal control over financial reporting, (ii) assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and (iii) professional services rendered for tax compliance, tax advice, and tax planning.

	2007 *(in millions)*	2006 *(in millions)*
Audit fees	$ 10.2	$ 10.6
Audit-related fees	$ 0.1	$ 0
Tax fees	$ 1.2	$ 1.0
Total	$ 11.5	$ 11.6

Audit fees include fees related to the audit of the Company's annual financial statements, review of quarterly financial statements, audit of Management's Report on Internal Controls as required by Section 404 of SOX and audit services related to the effectiveness of the Company's internal control over financial reporting.

Tax fees are primarily for the preparation of income, payroll, value added and various other miscellaneous tax returns in 28 of the more than 90 countries where the Company operates. The Company also incurs local country tax advisory services in these countries. Examples of these kinds of services are assistance with audits by the local country tax authorities, acquisition and disposition advice, consultation regarding changes in legislation or rulings and advice on the tax effect of other structuring and operational matters.

In addition to the above services and fees, Deloitte Entities provide audit and other services to various Company sponsored employee benefit plans which fees are incurred by and paid by the respective plans. Fees paid to Deloitte Entities for these services totaled approximately $0.3 million in 2007 and $0.2 million in 2006.

Pre-Approval Policies and Procedures

The Audit/Ethics Committee has adopted guidelines for the pre-approval of audit and permitted non-audit services by the Company's Independent Registered Public Accounting Firm. The Audit/Ethics Committee will consider annually and, if appropriate, approve the provision of audit services by its Independent Registered Public Accounting Firm and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The Audit/Ethics Committee will also consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. Any proposed engagement with estimated non-audit fees of $15,000 or more that does not fit within the definition of a pre-approved service are presented to the Chairman of the Audit/Ethics Committee for pre-approval. The Chairman of the Audit/Ethics Committee will report any specific approval of services at its next regular meeting. The Audit/Ethics Committee will review a summary report detailing all services being provided to the Company by its Independent Registered Public Accounting Firm. All of the fees and services described above under "audit fees," "audit-related fees" and "tax fees" were approved under the Guidelines for Pre-Approval of Audit and Non-Audit Fees of the Independent Registered Public Accounting Firm and pursuant to Section 202 of SOX.

PROPOSAL NO. 3
APPROVAL OF THE PERFORMANCE CRITERIA FOR THE 2002 DIRECTOR & OFFICER LONG-TERM INCENTIVE PLAN

Background

The Company's stockholders are being asked to approve the material terms of the performance criteria that may apply to performance-based compensation granted under the 2002 D&O Plan. This approval is necessary to generally preserve the Company's federal income tax deduction for performance-based compensation paid to certain executive officers under Section 162(m) of the Code.

In 2002 the Board of Directors adopted, and the stockholders approved, the 2002 D&O Plan, which provides for, among other compensation, performance-based compensation for corporate officers, directors and key employees of the Company based upon the achievement of performance goals for the year.

The 2002 D&O Plan provides corporate officers, directors and key employees who have substantial responsibility for the growth and profitability of the Company and/or its affiliates with performance incentives that are designed to align the interests of the corporate officers, directors and key employees with those of the Company's stockholders.

The 2002 D&O Plan is administered by the Compensation Committee, which is composed of independent non-management directors. The Compensation Committee has exclusive authority to (i) select the participants each year, (ii) establish award opportunities for each participant, (iii) establish the performance goals for each participant and (iv) determine the extent to which the performance goals have been attained. The 2002 D&O Plan provides for awards of performance units, performance shares and cash-based awards that are generally intended to qualify as performance-based compensation under Section 162(m) of the Code.

Performance units and cash-based awards granted under the 2002 D&O Plan may be paid in the form of cash or shares of our Common Stock in the discretion of the Compensation Committee. Performance shares granted under the 2002 D&O Plan are paid in the form of shares of our Common Stock.

The performance period for a performance unit award, performance share award or cash-based award granted under the 2002 D&O Plan is such period of time as the Compensation Committee establishes. The performance periods for such awards granted under the 2002 D&O Plan in the past have typically been consecutive three-year periods.

Under the terms of the 2002 D&O Plan the maximum aggregate grant with respect to any awards of performance shares made in any one fiscal year of the Company to any one employee shall be equal to the value of 1,000,000 shares determined as of the date of grant. The maximum aggregate amount awarded or credited with respect to cash-based awards or performance units for any one employee in any one fiscal year of the Company may not exceed in value $10,000,000, determined as of the date of grant.

Section 162(m) of the Code

Section 162(m) of the Code imposes an annual deduction limit of $1,000,000 on the amount of compensation paid to covered employees (as defined in Section 162(m) of the Code). The deduction limit does not apply to performance-based compensation that satisfies the requirements of Section 162(m) of the Code. The requirements of Section 162(m) of the Code for performance-based compensation include stockholder approval of the material terms of the performance goals under which the compensation is paid. The material terms include (i) the employees eligible to receive compensation upon attainment of a goal; (ii) the business criteria on which the goals may be based and (iii) the maximum amount payable to an employee upon attainment of a goal.

The provisions of the 2002 D&O Plan grant the Compensation Committee the flexibility to establish performance targets that may differ among awards and therefore, it is necessary to periodically obtain re-approval by the Company's stockholders of the material terms of the 2002 D&O Plan performance goals. Department of Treasury Regulation section 1.162-27(e)(4)(vi) provides that if a company's compensation committee has the authority to change the targets under a performance goal, the material terms of the performance goal must be disclosed to, and reapproved by, stockholders on a periodic basis. The stockholder approval of the material terms of the performance goal remains effective until the first stockholders meeting that occurs in the fifth year following the year in which stockholders previously approved the performance goal. For awards granted after that deadline, new stockholder approval would be required.

It is necessary to obtain stockholder re-approval of the performance goals before amounts are paid under performance units, performance shares and cash-based awards that are granted in the future if such future awards are to qualify as performance-based compensation that is exempt from the Section 162(m) deduction limitation.

Performance Criteria

The following summary of the material features of the performance criteria for awards under the 2002 D&O Plan is qualified by reference to the copy of the 2002 D&O Plan, which is attached as Annex E to this Proxy Statement.

Performance unit awards, cash-based awards and performance share awards may be granted under the 2002 D&O Plan to officers and key employees of the Company.

Under the 2002 D&O Plan, performance unit awards, cash-based awards and performance share awards are subject to the satisfaction of one or more performance goals during the applicable performance period. Performance goals for awards will be determined by the Compensation Committee and will be designed to support the Company's business strategy and align participants' interests with stockholder interests. Performance goals for performance unit awards, performance share awards or cash-based awards to Section 162(m) covered employees are based on the criteria contained in the 2002 D&O Plan, including one or more of the following business criteria: Baker Value Added; net earnings; earnings per share; net income (before or after taxes); stock price (including growth measures and total shareholder return); return measures (including return on net capital employed, return on assets, return on equity or sales return); earnings before or after interest, taxes, depreciation and/or amortization; dividend payments to the Company; gross revenues; gross margins; expense targets; cash flow return on investments, which equals net cash flows divided by owner's equity; internal rate of return or increase in net present value; working capital targets relating to inventory or accounts receivable; planning accuracy (as measured by comparing planned results to actual results); comparisons to various stock market indices; comparisons to the performance of other companies; net sales growth; net operating profit; cash flow (including operating cash flow and free cash flow); and operating margin.

"Baker Value Added" or "BVA" means, with respect to a performance period, the amount calculated under the following formula:

$$[[(a) + (b) + (c)] \times (1 - (d))] - (e)$$

where (a) is the Profit Before Tax of Baker Hughes for the performance period, (b) is the interest expense of Baker Hughes for the performance period, (c) is the non-compete amortization expense of Baker Hughes for the performance period, (d) is the applicable Tax Rate for the performance period and (e) is the Capital Charge determined for Baker Hughes for the performance period. For this purpose, "Average Adjusted Net Capital Employed" means the sum of the Monthly Adjusted Net Capital Employed during the performance period divided by 12; "Capital Charge" means Average Adjusted Net Capital Employed multiplied by the Cost of Capital; "Baker Hughes" means the Company and all of its affiliates in which the Company directly or indirectly has a capital investment, or one or more business units of the Company and its affiliates, as specified in the written award opportunities; "Cost of Capital" means the weighted average after-tax cost of debt and cost of equity for Baker Hughes for the performance period; "Monthly Adjusted Net Capital Employed" means the capital employed by Baker Hughes during a month of the performance period plus accumulated goodwill amortization plus accumulated non-compete amortization plus the value of significant operating leases; "Profit Before Tax" means the total revenues of Baker Hughes for the performance period minus the cost of revenues and operating expenses of Baker Hughes for the performance period minus interest expense plus interest and dividend income of Baker Hughes for the performance period; and "Tax Rate" means the effective tax rate for Baker Hughes determined in a manner consistent with Baker Hughes tax policies and practices.

Achievement of the goals may be measured:

- individually, alternatively or in any combination;
- with respect to the Company, one or more business units, or any combination of the foregoing;
- on an absolute basis, or relative to a target, to a designated comparison group, to results in other periods, or to other external measures; and
- including or excluding items determined to be extraordinary, unusual in nature, infrequent in occurrence, related to the acquisition or disposal of a business, or related to a change in accounting principle, in each case based on Opinion No. 30 of the Accounting Principles Board (APB Opinion No. 30), or other applicable accounting rules, or consistent with the Company's policies and practices for measuring the achievement of performance goals on the date the Committee establishes the goals.

The Compensation Committee may, in its discretion, decrease the amount payable under any award. The Compensation Committee may, in its discretion, increase the amount payable under an award to a participant who is not a covered employee (as defined in Section 162(m) of the Code). The Compensation Committee may not increase the amount payable under an award to a participant who is a covered employee (as defined in Section 162(m) of the Code).

Future Awards

It is anticipated that the Compensation Committee will make future grants of performance unit awards, performance share awards or cash-based awards that will align the interests of the Company's officers and key employees with the interests of the Company's stockholders and will incentivize the Company's officers and key employees to achieve specific financial performance goals. No compensation under performance unit awards, cash-based awards or performance share awards granted to employees who are covered employees within the meaning of Section 162(m) of the Code will be paid under the 2002 D&O Plan for the performance period commencing in 2008 or subsequent performance periods unless the Company's stockholders approve this Proposal No. 3.

Additional Information

For further information regarding compensation to Senior Executives and the 2002 D&O Plan see the "Compensation Discussion and Analysis."

Recommendation

The Board of Directors recommends a vote "FOR" approval of the material terms of the performance criteria for performance awards under the 2002 D&O Plan.

ANNUAL REPORT

The 2007 Annual Report on Form 10-K of the Company (the "Annual Report"), which includes audited financial statements for the fiscal year ended December 31, 2007, accompanies this Proxy Statement only if you have requested that a copy of this Proxy Statement be mailed to you. The Annual Report also is available electronically by following the instructions in the E-Proxy Notice, as described in the "Proxy Statement – Information About the Notice of Internet Availability of Proxy Materials" section of this Proxy Statement. However, the Annual Report is not part of the proxy soliciting information.

INCORPORATION BY REFERENCE

To the extent that this Proxy Statement is incorporated by reference into any other filing by Baker Hughes under the Securities Act of 1933, as amended, or the Exchange Act, the sections of this Proxy Statement entitled "Compensation Committee Report" and "Audit/Ethics Committee Report" (to the extent permitted by the rules of the SEC) as well as the annexes to this Proxy Statement, will not be deemed incorporated unless specifically provided otherwise in such filing. Information contained on or connected to our website is not incorporated by reference into this Proxy Statement and should not be considered part of this Proxy Statement or any other filing that we make with the SEC.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2009 Annual Meeting must be received by the Company by November 12, 2008 to be properly brought before the 2009 Annual Meeting and to be considered for inclusion in the Proxy Statement and form of proxy relating to that meeting. Such proposals should be mailed to the Company's Corporate Secretary, c/o Baker Hughes Incorporated 2929 Allen Parkway, Suite 2100, Houston, Texas 77019. Nominations of directors by stockholders must be received by the Chairman of the Governance Committee of the Company's Board of Directors, P.O. Box 4740, Houston, Texas 77210-4740 or the Corporate Secretary, c/o Baker Hughes Incorporated 2929 Allen Parkway, Suite 2100, Houston, Texas 77019 between October 13, 2008 and November 12, 2008 to be properly nominated before the 2008 Annual Meeting, although the Company is not required to include such nominees in its Proxy Statement.

OTHER MATTERS

The Board of Directors knows of no other matter to be presented at the Annual Meeting. If any additional matter should be presented properly, it is intended that the enclosed proxy will be voted in accordance with the discretion of the persons named in the proxy.

ANNEX A

BAKER HUGHES INCORPORATED POLICY FOR DIRECTOR INDEPENDENCE, AUDIT/ETHICS COMMITTEE MEMBERS AND AUDIT COMMITTEE FINANCIAL EXPERT

INDEPENDENCE

I. Introduction

A member of the Board of Directors ("Board") of Baker Hughes Incorporated ("Company") shall be deemed independent pursuant to this Policy of the Board, only if the Board affirmatively determines that (1) such director meets the standards set forth in Section II below, and (2) the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In making its determination, the Board shall broadly consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others.

Each director of the Company's Audit/Ethics Committee, Governance Committee and Compensation Committee must be independent. A director who is a member of the Company's Audit/Ethics Committee is also required to meet the criteria set forth below in Section III. These standards shall be implemented by the Governance Committee with such modifications as it deems appropriate.

II. Standards for Director Independence

1. A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationship. Employment as an interim Chairman or CEO shall not disqualify a director from being considered independent following that employment.
2. A director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation. Compensation received by a director for former service as an interim Chairman or CEO need not be considered in determining independence under this test. Compensation received by an immediate family member for service as a non-executive employee of the Company need not be considered in determining independence under this test.
3. A director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, a present or former internal or external auditor of the Company is not "independent" until three years after the end of the affiliation or the employment or auditing relationship.
4. A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.
5. A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of the consolidated gross revenues of such other company employing such executive officer or employee, is not "independent" until three years after falling below such threshold[1].
6. The three year period referred to in paragraphs II.1 through II.5 above will be applied consistent with the New York Stock Exchange's ("NYSE") transition rules, which permit a one year look-back period until November 4, 2004. Accordingly, until November 4, 2004, a one year period, rather than a three year period, shall apply to the determination of independence and the application of paragraphs II.1 through II.5 above.

III. Standards for Audit/Ethics Committee Members

1. A director who is a member of the Audit/Ethics Committee other than in his or her capacity as a member of the Audit/Ethics Committee, the Board, or any other Board committee, may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any subsidiary thereof, provided that, unless the rules of the NYSE provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided that such compensation is not contingent in any way on continued service).

   Indirect acceptance of compensatory payments includes: (1) payments to spouses, minor children or stepchildren, or children or stepchildren sharing a household with the member; or (2) payments accepted by an entity in which such member is a partner, member, officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company.

[1] In applying this test, both the payments and the consolidated gross revenues to be measured shall be those reported in the last completed fiscal year. The look-back provision for this test applies solely to the financial relationship between the Company and the director or immediate family member's current employer; the Company need not consider former employment of the director or immediate family member. Charitable organizations shall not be considered "companies" for purposes of this test, provided however that the Company shall disclose in its annual proxy statement any charitable contributions made by the Company to any charitable organization in which a director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year exceeded the greater of $1 million, or 2% of such charitable organization's consolidated gross revenues.

2. A director, who is a member of the Audit/Ethics Committee may not, other than in his or her capacity as a member of the Audit/Ethics Committee, the Board, or any other Board committee, be an affiliated person of the Company or any subsidiary thereof.
3. A member of the Audit/Ethics Committee may not simultaneously serve on the audit committees of more than two other public companies in addition to the Company.

IV. Definitions

An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's household. When considering the application of the three year period referred to in each of paragraphs II.1 through II.5 above, the Company need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

The "Company" includes any subsidiary in a consolidated group with the Company.

AUDIT/ETHICS COMMITTEE FINANCIAL EXPERT QUALIFICATIONS

The Company believes that it is desirable that one or more members of the Audit/Ethics Committee possess such qualities and skills such that they qualify as an Audit Committee Financial Expert as defined by the Securities and Exchange Commission ("SEC").

1. The SEC rules define an Audit Committee Financial Expert as a director who has the following attributes:
   (a) An understanding of generally accepted accounting principles and financial statements;
   (b) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
   (c) Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;
   (d) An understanding of internal controls and procedures for financial reporting; and
   (e) An understanding of audit committee functions.
2. Under SEC rules, a director must have acquired such attributes through any one or more of the following:
   (a) Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
   (b) Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
   (c) Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
   (d) Other relevant experience.

ANNEX B

BAKER HUGHES INCORPORATED
CHARTER OF THE AUDIT/ETHICS COMMITTEE OF THE BOARD OF DIRECTORS

(as amended and restated January 23, 2008)

The Board of Directors of Baker Hughes Incorporated (the "Company") has heretofore constituted and established an Audit/Ethics Committee (the "Committee") with authority, responsibility and specific duties as described in this Charter. It is intended that this Charter and the composition of the Committee comply with the rules of the New York Stock Exchange (the "NYSE"). This document replaces and supersedes in its entirety the previous Charter of the Committee adopted by the Board of Directors of the Company.

Purpose

The Committee's purpose is to assist the Board of Directors with oversight of: (i) the integrity of the Company's financial statements and financial reporting system, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications, independence and performance and (iv) the performance of the Company's internal audit function. The Committee shall also prepare the report of the Committee to be included in the Company's annual proxy statement, carry out the duties and responsibilities set forth in this Charter and conduct an annual self-evaluation.

Composition

The Committee and Chairman of the Committee shall be elected annually by the Board of Directors and are subject to removal pursuant to the terms of the Company's Bylaws. The Committee shall be comprised of not less than three non-employee Directors who are (i) independent (as defined by Section 10A(m)(3) of the Securities Exchange Act of 1934 and the rules and regulations thereunder and the NYSE) and (ii) financially literate (as interpreted by the Board of Directors in its business judgment). Such Committee members may not simultaneously serve on the audit committee of more than three public companies. At least one member of the Committee shall be an "audit committee financial expert," as defined by the Securities and Exchange Commission ("SEC"). The audit committee financial expert must have: (i) an understanding of GAAP and financial statements; (ii) experience in the (a) preparation, auditing, analyzing or evaluating of financial statements of generally comparable issuers or supervising one or more persons engaged in such activities and (b) applying GAAP principles in connection with the accounting for estimates, accruals and reserves; (iii) an understanding of internal control over financial reporting; and (iv) an understanding of audit committee functions. The Committee may, if appropriate, delegate its authority to subcommittees.

If a member of the Committee ceases to be independent for reasons outside the member's reasonable control, his or her membership on the committee may, if so permitted under then applicable NYSE rules, continue until the earlier of the Company's next annual meeting of stockholders or one year from the occurrence of the event that caused the failure to qualify as independent.

Principal Responsibilities

The principal responsibilities of the Committee are: (i) to provide assistance to the Board of Directors in fulfilling its responsibility in matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's internal controls over financial reporting and disclosure controls and procedures, and the quality and integrity of the financial statements of the Company; and (ii) to oversee the Company's compliance programs. The independent auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the Company's stockholders, and shall report directly to the Committee. The Committee has the ultimate authority and direct responsibility to select, appoint, evaluate, compensate and oversee the work, and, if necessary, terminate and replace the independent auditor (subject, if applicable, to stockholder ratification). The Committee shall have authority to conduct or authorize investigations into any matters within its scope of responsibilities.

The Committee shall have the authority to engage independent counsel and other advisors, as the Committee deems necessary to carry out its duties. The Committee shall have the sole authority to approve the fees paid to any independent advisor retained by the Committee, and the Company shall provide funding for such payments. In addition, the Company must provide funding for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall review the composition, expertise and availability of the Committee members on an annual basis. The Committee shall also perform a self-evaluation of the Committee and its activities on an annual basis.

The Committee shall meet in executive session at each regularly scheduled meeting, including separate, private meetings with the independent registered public accounting firm, corporate auditors, general counsel and compliance officer. The Committee shall also meet in executive session with such other employees as it deems necessary and appropriate.

This Charter is intended to be flexible so that the Committee is able to meet changing conditions. The Committee is authorized to take such further actions as are consistent with the following described responsibilities and to perform such other actions as applicable law, the NYSE, the Company's charter documents and/or the Board of Directors may require. To that end, the Committee shall review and reassess the adequacy of this Charter annually. Any proposed changes shall be put before the Board of Directors for its approval.

With regard to its audit responsibilities, the Committee shall:

- Receive and review reports from the independent registered public accounting firm pursuant to the Sarbanes-Oxley Act of 2002 ("SOX") and Section 10(A)(k) of the Exchange Act regarding: (i) all critical accounting policies and practices being used; (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, and the treatment preferred by the independent registered public accounting firm; and (iii) other material written communications between the independent auditor and management, such as any management letter or schedule of unrecorded audit adjustments.

- On an annual basis, receive and review formal written reports from the independent registered public accounting firm regarding the auditors' independence required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), giving consideration to the range of audit and non-audit services performed by them and all their relationships with the Company, as well as a report describing the (i) independent registered public accounting firm' internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review, of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities; within the preceding five years with respect to one or more independent audits carried out by the auditors; and (iii) any steps taken to deal with such issues. Conduct an active discussion with the independent registered public accounting firm with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors. Select the independent registered public accounting firm to be employed or discharged by the Company. Review and evaluate competence of partners and managers of the independent registered public accounting firm who lead the audit. As required by law, ensure the rotation of the lead audit partner having primary responsibility for the Company's audit and the audit partner responsible for reviewing the audit. Consider whether there should be a rotation of the independent registered public accounting firm. The Committee shall establish hiring policies for the Company of employees or former employees of the independent registered public accounting firm in accordance with the NYSE rules, SOX and as specified by the SEC and review and discuss with management and the independent registered public accounting firm any proposals for hiring any key member of the independent registered public accounting firm' team.
- Prior to commencement of the annual audit, review with management, the corporate auditors and the independent registered public accounting firm the proposed scope of the audit plan and fees, including the areas of business to be examined, the personnel to be assigned to the audit, the procedures to be followed, special areas to be investigated, as well as the program for integration of the independent and internal audit efforts.
- Review policies and procedures for the engagement of the independent registered public accounting firm to provide audit and non-audit services, giving due consideration to whether the independent auditor's performance of non-audit services is compatible with the auditor's independence and review and pre-approve all audit and non-audit fees for such services, subject to the deminimus exception under SOX. With the exception of the annual audit, the Committee may delegate to a member of the Committee the authority to pre-approve all audit and non-audit services with any such decision presented to the full Committee at the next scheduled meeting.
- Review with management and independent registered public accounting firm the accounting and reporting policies and procedures that may be viewed as critical accounting estimates, any improvements, questions of choice and material changes in accounting policies and procedures, including interim accounting, as well as significant accounting, auditing and SEC pronouncements.
- Review with management and the independent registered public accounting firm any financial reporting and disclosure issues, including material correcting adjustments and off-balance sheet financings and relationships, if any. Discuss significant judgment matters made in connection with the preparation of the Company's financial statements and ascertain that any significant disagreements among them have been satisfactorily resolved. Ascertain that no restrictions were placed by management on implementation of the independent or corporate auditors' examinations. Regularly scheduled executive sessions will be held for this purpose.
- Review with management, the corporate auditors and the independent registered public accounting firm the results of (i) the annual audit prior to release of the audited financial statements in the Company's annual report on Form 10-K filed with the SEC, including a review of the MD&A section; and (ii) the quarterly financial statements prior to release in the Company's quarterly report on Form 10-Q filed with the SEC, including a review of the MD&A section. Have management review the Company's financial results with the Board of Directors.
- Review and discuss with management and the independent registered public accounting firm management's report on internal control prior to the filing of the company's annual report on Form 10-K.
- Establish guidelines with respect to earnings releases and financial information and earnings guidance provided to analysts and rating agencies. The Committee may request a prior review of any annual or quarterly earnings release or earnings guidance and delegate to the Chairman of the Committee the authority to review any such earnings releases and guidance.
- Review with the Board of Directors any issues that arise with respect to the quality or integrity of the Company's financial statements and financial reporting system, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent registered public accounting firm or the performance of the internal audit function.
- Review guidelines and policies on risk assessment and risk management related to the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.
- Annually prepare an audit committee report for inclusion in the Company's proxy statement stating that the Committee has (i) reviewed and discussed the audited financial statements with management; (ii) discussed with the independent registered public accounting firm the matters required

to be discussed by the Statement on Auditing Standards No. 114; (iii) received a formal written report from the independent registered public accounting firm concerning the auditors' independence required by Independent Standards No. 1 and has discussed with the independent accountant the independent accountant's independence; and (iv) based upon the review and discussion of the audited financial statements with both management and the independent registered public accounting firm, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the SEC.

- Cause the Charter to be included periodically in the proxy statement as required by applicable rules.
- Review actions taken by management on the independent registered public accounting firm and corporate auditors' recommendations relating to organization, internal controls and operations.
- Meet separately and periodically with management, the corporate auditors and the independent registered public accounting firm to review the responsibilities, budget and staffing of the Company's internal audit function, the effectiveness of the Company's internal controls, including computerized information systems controls, and security. Review the Company's annual internal audit plan, staffing and budget, and receive regular reports on their activities, including significant findings and management's actions. Review annually the audit of the travel and entertainment expenses of the Company's senior management. Review annually the audit of the travel expenses of the members of the Company's Board of Directors. At least every three years the Committee reviews the Corporate Audit Department Charter. At least every five years the Committee reviews the report received from a qualified, independent audit firm regarding its quality assurance review of the Company's internal audit function.
- Review membership of the Company's "Disclosure Control and Internal Control Committee" ("DCIC"), the DCIC's scheduled activities and the DCIC's quarterly report. Review on an annual basis the DCIC Charter.
- Receive reports from the CEO and CFO on any material weaknesses and significant deficiencies in the design or operation of certain internal controls over financial reporting and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.
- Review reports, media coverage and similar public information provided to analysts and rating agencies, as the Committee deems appropriate.
- Establish formal procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, (ii) the confidential, anonymous submissions by Company employees of concerns regarding questionable accounting or auditing matters, and (iii) the protection of reporting employees from retaliation.
- Annually review with the independent registered public accounting firm any audit problems or difficulties and management's response. The Committee must regularly review with the independent auditor any difficulties the auditor encountered in the course of the audit work, including any restrictions on the scope of the independent registered public accounting firm' activities or on access to requested information, and any significant disagreements with management. Among the items the Committee may want to review with the auditors are: any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or.otherwise); any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement; and any "management" or "internal control" letter issued, or proposed to be issued, by the audit firm to the Company.
- With regard to its compliance responsibilities, the Committee shall:
- Review policies and procedures that the Company has implemented regarding compliance with applicable federal, state and local laws and regulations, including the Company's Business Code of Conduct and its Foreign Corrupt Practices Act policies. Monitor the effectiveness of these policies and procedures for compliance with the U.S. Federal Sentencing Guidelines, as amended, and institute any changes or revisions to such policies and procedures may be deemed, warranted or necessary.
- Review in conjunction with counsel (i) any legal matters that could have significant impact on the organization's financial statements; (ii) correspondence and material inquiries received from regulators or governmental agencies; and (iii) all matters relating to the ethics of the Company and its subsidiaries.
- Coordinate the Company's compliance with inquiries from any government officials concerning legal compliance in the areas covered by the Business Code of Conduct and the Foreign Corrupt Practices Act policy.
- Review the Company's compliance with its environmental policy on an annual basis.
- Respond to such other duties as may be assigned to the Committee, from time to time, by the Board of Directors.
- While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits; those are the responsibilities of the independent registered public accounting firm. Further, it is not the Committee's responsibility to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles; those are the responsibilities of management. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations or with Company policies.

Meetings

The Committee will meet at least five times per year as determined by the Board of Directors. Special meetings may be called, as needed, by the Chairman of the Board of Directors or the Chairman of the Committee. The Committee may create subcommittees who shall report to the Committee. The Committee may ask employees, the independent registered public accounting firm, corporate auditors or others whose advice and counsel the Committee deems relevant to attend meetings and provide information to the Committee. The Committee will be available to the independent registered public accounting firm and the corporate auditors of the Company. All meetings of the Committee will be held pursuant to the Bylaws of the Company and written minutes of each meeting will be duly filed in the Company records. Reports of meetings of the Committee shall be made to the Board of Directors at its next regularly scheduled meeting following the Committee meeting accompanied by any recommendations to the Board of Directors approved by the Committee.

ANNEX C

BAKER HUGHES INCORPORATED GUIDELINES FOR MEMBERSHIP ON THE BOARD OF DIRECTORS

(As Amended October 27, 2005)

These Guidelines set forth the policies of the Board of Directors ("Board") of Baker Hughes Incorporated ("Company") regarding Board membership. These Guidelines shall be implemented by the Governance Committee of the Board with such modifications as it deems appropriate. The Governance Committee will consider candidates based upon:

- The size and existing composition of the Board
- The number and qualifications of candidates
- The benefit of continuity on the Board
- The relevance of the candidate's background and experience to issues facing the Company.

II. Criteria for Selection

In filling director vacancies on the Board, the Governance Committee will strive to:

1. Recommend candidates for director positions who will help create a collective membership on the Board with varied experience and perspective and who:
   (a) Have demonstrated leadership, and significant experience in an area of endeavor such as business, finance, law, public service, banking or academia;
   (b) Comprehend the role of a public company director, particularly the fiduciary obligations owed to the Company and its stockholders;
   (c) Have relevant expertise and experience, and be able to offer advice and guidance based upon that expertise;
   (d) Have a substantive understanding of domestic considerations and geopolitics, especially those pertaining to the service sector of the oil and gas and energy related industries;
   (e) Will dedicate sufficient time to Company business;
   (f) Exhibit integrity, sound business judgment and support for the Core Values of the Company;
   (g) Understand basic financial statements;
   (h) Are independent as defined by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange;
   (i) Support the ideals of the Company's Business Code of Conduct and are not engaged in any activity adverse to, or do not serve on the board of another company whose interests are adverse to, or in conflict with the Company's interests;
   (j) Possess the ability to oversee, as a director, the affairs of the Company for the benefit of its stockholders while keeping in perspective the interests of the Company's customers, employees and the public; and
   (k) Are able to exercise sound business judgment.
2. Maintain a Board that reflects diversity, including but not limited to gender, ethnicity and experience.

III. Age

The Board will not nominate any person to serve as a director who has attained the age of 72.

IV. Audit/Ethics Committee

The Governance Committee believes that it is desirable that one or more members of the Company's Audit/Ethics Committee possess such qualities and skills such that they qualify as an Audit Committee Financial Expert, as defined by SEC rules and regulations.

V. Significant Change in Occupation or Employment

Any non-employee director who has a significant change in occupation or retires from his or her principal employment or position will promptly notify the Governance Committee. The Governance Committee will determine if it is in the best interests of the Company to nominate such person to stand for reelection as a director at the Company's next Annual Meeting of Stockholders.

VI. Board Review and Assessments

Each year the members of the Board will participate in a review and assessment of the Board and of each committee. In connection with such reviews, or at any other time, a director with concerns regarding performance, attendance, potential conflicts of interest, or any other concern respecting any other director shall report such concerns to the Chairman of the Governance Committee. The Chairman of the Governance Committee, in consultation with such other directors as he or she deems appropriate will determine how such concerns should be investigated and reported to members of the Governance Committee who are not the director in question ("Disinterested Committee Members"). If the Disinterested Committee Members conclude that the director is not fulfilling his or her duties, they will determine what actions should be taken. Such actions may include, without limitation, the Chairman of the Board or another Board member discussing the situation with the director in question, identifying what steps are required to improve performance, or, if appropriate, requesting that the director resign from the Board.

ANNEX D

BAKER HUGHES INCORPORATED STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

In order to provide the stockholders and other interested parties of Baker Hughes Incorporated ("Company") with a direct and open line of communication to the Company's Board of Directors ("Board"), the following procedures have been established for communications to the Board.

Stockholders and other interested persons may communicate with any member of the Board, including the Company's Lead Director, the Chairman of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, Finance Committee or with the non-management directors of the Company as a group, by sending such written communication to the following address:

Corporate Secretary
c/o Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118

Stockholders desiring to make candidate recommendations for the Board may do so by submitting nominations to the Company's Governance Committee, in accordance with the Company's Bylaws and "Policy and Submission Procedures For Stockholder Recommended Director Candidates" addressed, as above, to the Corporate Secretary, or to:

Chairman, Governance Committee
of the Board of Directors
P.O. Box 4740
Houston, TX 77210-4740

Any written communications received by the Corporate Secretary will be forwarded to the appropriate directors.

ANNEX E

BAKER HUGHES INCORPORATED
2002 DIRECTOR & OFFICER LONG-TERM INCENTIVE PLAN

(Effective as of March 6, 2002)

TABLE OF CONTENTS

Article 1. Establishment, Objectives and Duration.

1.1 Establishment. Baker Hughes Incorporated, a Delaware corporation (the "Company"), hereby establishes an incentive compensation plan to be known as the "Baker Hughes Incorporated 2002 Long-Term Incentive Plan" (this "Plan"), to reward certain directors, corporate officers and key employees of the Company by enabling them to acquire shares of common stock of the Company and to receive other compensation based on common stock of the Company or certain performance measures. This Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Stock Awards and Cash-Based Awards (as this Plan defines each of those terms below).

Subject to approval by the Company's stockholders, this Plan shall become effective as of March 6, 2002 (the "Effective Date") and shall remain in effect as provided in Section 1.3.

1.2 Objectives. This Plan is designed to attract and retain key employees of the Company and its Affiliates (defined below), to attract and retain qualified directors of the Company, to encourage the sense of proprietorship of those employees and directors and to stimulate the active interest of these persons in the development and financial success of the Company and its Affiliates. These objectives are to be accomplished by making Awards (defined below) under this Plan and thereby providing Participants (defined below) with a proprietary interest in the growth and performance of the Company and its Affiliates.

1.3 Duration. This Plan shall commence as of the Effective Date and shall remain in effect, subject to the right of the Board of Directors to amend or terminate this Plan at any time pursuant to Article 15, until all Shares subject to it shall have been purchased or acquired according to this Plan's provisions. However, in no event may an Award be granted under this Plan on or after the tenth anniversary of the Effective Date.

Article 2. Definitions and Construction.

2.1 Whenever used in this Plan, the following capitalized terms in this Section 2.1 shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized:

"Affiliate" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations of the Exchange Act.

"Award" means, individually or collectively, a grant under this Plan to Employees of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Cash-Based Awards or Stock Awards and to Directors of Nonqualified Stock Options, Restricted Stock, Restricted Stock Units or Stock Awards.

"Award Agreement" means either (a) an agreement that the Company and a Participant enters into that sets forth the terms and provisions applicable to an Award granted under this Plan or (b) a statement that the Company issues to a Participant describing the terms and provisions of the Award.

"Beneficial Owner" or **"Beneficial Ownership"** shall have the meaning ascribed to the term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

"Board" or **"Board of Directors"** means the Board of Directors of the Company.

"Cash-based Award" means an Award granted to a Participant as described in Article 9.

"Cause" for termination by the Company of the Employee's employment means (a) the willful and continued failure by the Employee to substantially perform the Employee's duties with the Company (other than any such failure resulting from the Employee's incapacity due to physical or mental illness or any such actual or anticipated failure after the issuance of a notice of termination for Good Reason by the Employee) after a written demand for substantial performance is delivered to the Employee by the Committee, which demand specifically identifies the manner in which the Committee believes that the Employee has not substantially performed the Employee's duties, or (b) the willful engaging by the Employee in conduct which is demonstrably and materially injurious to the Company or its subsidiaries, monetarily or otherwise. For purposes of Sections (a) and (b) of this definition, (i) no act, or failure to act, on the Employee's part shall be deemed "willful" unless done, or omitted to be done, by the Employee not in good faith and without reasonable belief that the Employee's act, or failure to act, was in the best interest of the Company and (ii) in the event of a dispute concerning the application of this provision, no claim by the Company that Cause exists shall be given effect unless the Company establishes to the Committee by clear and convincing evidence that Cause exists.

A **"Change in Control"** of the Company shall be deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied:

(a) Any Person is or becomes a Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by this Person any securities acquired directly from the Company or its Affiliates) representing 30% or more of the combined voting power of the Company's then outstanding securities, excluding any Person who becomes, as described in this Section (a), a Beneficial Owner in connection with a transaction described in Section (c)(i) of this definition below; or

(b) The following individuals cease for any reason to constitute a majority of the number of Directors then serving: individuals who, on the Effective Date, constitute the Board of Directors of the Company and any new Director (other than a Director whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of Directors of the Company) whose appointment or election by the Board of Directors of the Company or nomination for election by the Company's stockholders was approved or recommended by a vote of at least ⅔ of the Directors then still in office who either were Directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

(c) There is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than (i) a merger or consolidation that would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Affiliate, at least 55% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by this Person any securities acquired directly from the Company or its Affiliates other than in connection with the acquisition by the Company or its Affiliates of a business) representing 30% or more of the combined voting power of the Company's then outstanding securities; or

(d) There is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than a merger or consolidation immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity surviving such merger or any parent thereof (or a majority plus one member where such board is comprised of an odd number of members); or

(e) The stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than (i) a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least 55% of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale, or (ii) where the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of such entity or any parent thereof (or a majority plus one member where such board is comprised of an odd number of members).

Notwithstanding the foregoing, a "Change in Control" shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity that owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Committee" means the Compensation Committee of the Board or such other committee of the Board or the entire Board as the Board designates to administer Awards to Employees, as specified in Article 3.

"Company" shall have the meaning ascribed to that term in Section 1.1.

"Director" means any individual who is a member of the Board of Directors of the Company; provided that any Director the Company employs shall be considered an Employee under this Plan.

"Effective Date" shall have the meaning ascribed to that term in Section 1.1.

"Employee" means (i) any employee of the Company or any of its Affiliates or (ii) an individual who has agreed to become an Employee of the Company or any of its Affiliates and is expected to become an Employee within the following 6 months.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended from time to time.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act.

"Fair Market Value" means the value per Share as determined by the Committee, based on the composite transactions in Shares as reported by The Wall Street Journal, and shall be equal to the per share price of the last sale of Shares on the trading day prior to the date on which value is being determined.

"Fiscal Year" means the year commencing January 1 and ending December 31.

"Freestanding SAR" means an SAR that is granted independently of any Option, as described in Article 7.

"Good Reason" for termination by the Employee of the Employee's employment means the occurrence (without the Employee's express written consent) after any Change in Control, or prior to a Change in Control under the circumstances described in clauses (b) and (c) of Section 14.2 hereof, of any one of the following acts by the Company, or failures by the Company to act, unless, in the case of any act or failure to act described in paragraph (a), (e), (f) or (g) below, such act or failure to act is corrected prior to the effective date of the Employee's termination for Good Reason;

(a) the assignment to the Employee of any duties inconsistent with the status of the Employee's position with the Company or a substantial adverse alteration in the nature or status of the Employee's responsibilities from those in effect immediately prior to the Change in Control;

(b) a reduction by the Company in the Employee's annual base salary as in effect on the date hereof or as the same may be increased from time to time except for across-the-board salary reductions similarly affecting all individuals having a similar level of authority and responsibility with the Company and all individuals having a similar level of authority and responsibility with any Person in control of the Company;

(c) the relocation of the Employee's principal place of employment to a location more than 50 miles from the Employee's principal place of employment immediately prior to the Change in Control or the Company's requiring the Employee to be based anywhere other than such principal place of employment (or permitted relocation thereof) except for required travel on the Company's business to an extent substantially consistent with the Employee's present business travel obligations;

(d) the failure by the Company to pay to the Employee any portion of the Employee's current compensation except pursuant to an across-the-board compensation deferral similarly affecting all individuals having a similar level of authority and responsibility with the Company and all individuals having a similar level of authority and responsibility with any Person in control of the Company, or to pay to the Employee any portion of an installment of deferred compensation under any deferred compensation program of the Company, within 7 days of the date such compensation is due;

(e) the failure by the Company to continue in effect any compensation plan in which the Employee participates immediately prior to the Change in Control which is material to the Employee's total compensation, unless an equitable arrangement (embodied in an ongoing substitute or alternative plan) has been made with respect to such plan, or the failure by the Company to continue the Employee's participation therein (or in such substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount or timing of payment of benefits provided and the level of the Employee's participation relative to other participants, as existed immediately prior to the Change in Control;

(f) the failure by the Company to continue to provide the Employee with benefits substantially similar to those enjoyed by the Employee under any of the Company's pension, savings, life insurance, medical, health and accident, or disability plans in which the Employee was participating immediately prior to the Change in Control (except for across the board changes similarly affecting all individuals having a similar level of authority and responsibility with the Company and all individuals having a similar level of authority and responsibility with any Person in control of the Company), the taking of any other action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the Employee of any material fringe benefit or perquisite enjoyed by the Employee at the time of the Change in Control, or the failure by the

Company to provide the Employee with the number of paid vacation days to which the Employee is entitled on the basis of years of service with the Company in accordance with the Company's normal vacation policy in effect at the time of the Change in Control; or

(g) if the Employee is party to an individual employment, severance, or similar agreement with the Company, any purported termination of the Employee's employment which is not effected pursuant to the notice of termination or other procedures specified therein satisfying the requirements thereof; for purposes of this Plan, no such purported termination shall be effective.

The Employee's right to terminate the Employee's employment for Good Reason shall not be affected by the Employee's incapacity due to physical or mental illness. The Employee's continued employment shall not constitute consent to, or a waiver of rights with respect to, any act or failure to act constituting Good Reason hereunder.

For purposes of any determination regarding the existence of Good Reason, any claim by the Employee that Good Reason exists shall be presumed to be correct unless the Company establishes to the Committee by clear and convincing evidence that Good Reason does not exist.

"Incentive Stock Option" or **"ISO"** means an option to purchase Shares granted under Article 6 and that is designated as an incentive stock option and that is intended to meet the requirements of Code Section 422, or any successor provision. Incentive Stock Options may only be granted to Participants who are officers and key employees of the Company.

"Nonqualified Stock Option" or **"NQSO"** means an Option that is not intended to meet the requirements of Code Section 422, or that otherwise does not meet such requirements.

"Option" means an Incentive Stock Option or a Nonqualified Stock Option, as described in Article 6.

"Option Price" means the price at which a Participant may purchase a Share pursuant to an Option.

"Participant" means an Employee or Director who has been selected to receive an Award or who has an outstanding Award granted under this Plan.

"Performance-Based Award" means a Performance Share, a Performance Unit, a Cash-Based Award or a Stock Award granted to a Participant, as described in Article 9, of which the fulfillment of performance goals determines the degree of payout or vesting.

"Performance Period" means the period of time during which the performance goals must be met to determine the degree of payout or vesting with respect to certain Performance-Based Awards.

"Performance Share" means an Award granted to a Participant, as described in Article 9.

"Performance Unit" means an Award granted to a Participant, as described in Article 9.

"Period of Restriction" means the period during which the transfer of Shares of Restricted Stock is limited in some way (based on the passage of time, the achievement of performance goals or upon the occurrence of other events as determined by the Committee (or the Board with respect to Awards granted to Directors), at its discretion) and the Shares are subject to a substantial risk of forfeiture, as provided in Article 8.

"Person" shall have the meaning ascribed to the term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d) thereof, except that the term shall not include (a) the Company or any of its Affiliates, (b) a trustee or other fiduciary holding Company securities under an employee benefit plan of the Company or any of its Affiliates, (c) an underwriter temporarily holding securities pursuant to an offering of those securities or (d) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

"Restricted Stock" means an Award granted to a Participant pursuant to Article 8.

"Restricted Stock Unit" means an Award granted to a Participant, as described in Article 8.

"Shares" means the common stock of the Company, $1.00 par value per share.

"Stock Appreciation Right" or **"SAR"** means an Award, granted alone or in connection with a related Option, designated as an SAR, pursuant to the terms of Article 7.

"Stock Award" means an Award granted pursuant to the terms of Section 9.6.

"Tandem SAR" means an SAR that is granted in connection with a related Option pursuant to Article 7, the exercise of which shall require forfeiture of the right to purchase a Share under the related Option (and when a Share is purchased under the Option, the Tandem SAR shall similarly be canceled).

2.2 As used in this Plan, unless the context otherwise expressly requires to the contrary, references to the singular include the plural, and vice versa; references to the masculine include the feminine and neuter; references to "including" mean "including (without limitation)"; and references to Sections and Articles mean the sections and articles of this Plan.

Article 3. Administration.

3.1 General. Subject to the terms and conditions of this Plan, the Committee shall administer this Plan or, in the absence of the Committee, the Board shall administer this Plan. The Board shall appoint the members of the Committee, from time to time, who shall serve at the discretion of the Board. The Committee shall have full and exclusive power and authority to administer this Plan and to take all actions that this Plan specifically contemplates or are necessary or appropriate in connection with the administration of this Plan; provided that the Board shall administer this Plan with respect to Awards granted to Directors.

3.2 Authority of the Committee. Insofar as this Plan relates to Awards to Employees, the Committee shall also have full and exclusive power to interpret this Plan and to adopt such rules, regulations and guidelines for carrying out this Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of the Company and in keeping with the objectives of this Plan. The Committee shall have full power to select Employees who shall participate in this

Plan, determine the sizes and types of Awards to Employees and determine the terms and conditions of Awards to Employees in a manner consistent with this Plan. The Committee may, in its discretion, provide for the extension of the exercisability of an Award to an Employee, accelerate the vesting or exercisability of an Award to an Employee, eliminate or make less restrictive any restrictions contained in an Award to an Employee, waive any restriction or other provision of this Plan (insofar as such provision relates to Awards to Employees) or an Award to an Employee or otherwise amend or modify an Award to an Employee in any manner that is either (i) not adverse to the Participant to whom the Award to an Employee was granted or (ii) to which the Participant consents. The Committee may make an Award to an individual who it expects to become an Employee of the Company or any of its Affiliates within the next 6 months, with the Award being subject to the individual's actually becoming an Employee within that time period and subject to other terms and conditions as the Committee may establish. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award to an Employee in the manner and to the extent the Committee deems necessary or desirable to further this Plan's objectives. Further, the Committee shall make all other determinations that may be necessary or advisable for the administration of this Plan. As permitted by law and the terms of this Plan, the Committee may delegate its authority as identified in Section 3.3.

3.3 Delegation of Authority. The Committee may delegate to the Chief Executive Officer and to other senior officers of the Company its duties under this Plan pursuant to such conditions or limitations as the Committee may establish. The Committee may engage or authorize the engagement of a third-party administrator to carry out administrative functions under this Plan.

3.4 Decisions Binding. All determinations and decisions made by the Committee and the Board pursuant to the provisions of this Plan and all related orders and resolutions of the Committee and the Board shall be final, conclusive and binding on all persons, including the Company, its stockholders, Directors, Employees, Participants and the estates and beneficiaries of Directors, Employees and Participants.

Under no circumstances shall the Company incur liability for any indirect, incidental, consequential or special damages (including lost profits) of any form incurred by any person, whether or not foreseeable and regardless of the form of the act in which such a claim may be brought, with respect to this Plan or the Company's role as Plan sponsor.

Article 4. Shares Subject to Plan and Maximum Awards.

4.1 Number of Shares Available for Awards. Subject to adjustment as provided in Section 4.2, the number of Shares hereby reserved for issuance to Participants under this Plan shall be 7 million, no more than 3 million of which may be granted in the form of Awards other than in the form of Options. These Shares may consist of authorized but unissued Shares or previously issued Shares reacquired by the Company. The number of Shares that are the subject of Awards under this Plan that are forfeited or terminated, expire unexercised, are settled in cash in lieu of Shares or in a manner such that all or some of the Shares covered by an Award are not issued to a Participant or are exchanged for Awards that do not involve Shares shall again immediately become available to be issued pursuant to Awards granted under this Plan. Shares approved pursuant to the Long Term Incentive Plan of Baker Hughes Incorporated, as amended, the Baker Hughes Incorporated 1993 Stock Option Plan, as amended, and the Baker Hughes Incorporated 1998 Employee Stock Option Plan, as amended, that, upon shareholder approval of this Plan, have not been awarded under such plans, including Shares that are canceled, terminated, expired unexercised, settled in cash in lieu of Shares or in a manner such that all or some of the Shares covered thereby are not issued to a participant or are exchanged for a consideration that does not involve Shares, and Shares that are so canceled, terminated, expired unexercised, settled in cash in lieu of Shares or in a manner such that all or some of the Shares covered thereby are not issued to a participant or are exchanged for a consideration that does not involve Shares, will immediately become available for Awards under this Plan. The Shares described in the foregoing sentence shall be included in the 7 million Shares reserved for issuance under this Plan. The Committee shall determine the appropriate methodology for calculating the number of Shares issued pursuant to this Plan. The following rules ("Award Limitations") shall apply to grants of such Awards under this Plan:

(a) **Options.** The maximum aggregate number of Shares that may be granted in the form of Options pursuant to any Award granted in any one Fiscal Year to any one Employee shall be 3,000,000.

(b) **SARs.** The maximum aggregate number of Shares that may be granted in the form of Stock Appreciation Rights pursuant to any Award granted in any one Fiscal Year to any one Employee shall be 3,000,000.

(c) **Restricted Stock/Units.** The maximum aggregate grant with respect to Awards of Restricted Stock/Units granted in any one Fiscal Year to any one Employee shall be 1,000,000.

(d) **Performance Shares/Performance Units and Cash-Based Awards.** The maximum aggregate grant with respect to Awards of Performance Shares made in any one Fiscal Year to any one Employee shall be equal to the value of 1,000,000 Shares, determined as of the date of grant. The maximum aggregate amount awarded or credited with respect to Cash-Based Awards or Performance Units to any one Employee in any one Fiscal Year may not exceed in value $10,000,000, determined as of the date of grant.

(e) **Director Awards.** The maximum aggregate grant with respect to Awards of Options, Stock Awards or Restricted Stock/Units granted in any one Fiscal Year to any one Director shall be 10,000 Shares/Units.

4.2 Adjustments in Authorized Shares. The existence of outstanding Awards shall not affect in any manner the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the Shares) or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

If there shall be any change in the Shares of the Company or the capitalization of the Company through merger, consolidation, reorganization, recapitalization, stock dividend, stock split, reverse stock split, split up, spin-off, combination of shares, exchange of shares, dividend in kind or other like change in capital structure or distribution (other than normal cash dividends) to stockholders of the Company, the Board, in its sole discretion, to prevent dilution or enlargement of Participants' rights under this Plan, shall adjust, in an equitable manner, as applicable, the number and kind of Shares that may be issued under this Plan, the number and kind of Shares subject to outstanding Awards, the exercise price applicable to outstanding Awards, the Awards Limitations, the Fair Market Value of the Shares and other value determinations applicable to outstanding Awards. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Board shall be authorized to issue or assume Awards by means of substitution of new Awards, as appropriate, for previously issued Awards or to assume previously issued Awards as part of such adjustment. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Board shall be authorized (a) to assume under the Plan previously issued compensatory awards, or to substitute new Awards for previously issued compensatory awards, including Awards, as part of such adjustment or (b) to cancel Awards that are Options or SARs and give the Participants who are the holders of such Awards notice and opportunity to exercise for 30 days prior to such cancellation.

Appropriate adjustments may also be made by the Board in the terms of any Awards under this Plan to reflect such changes or distributions and to modify any other terms of outstanding Awards on an equitable basis, including modifications of performance goals and changes in the length of Performance Periods.

In addition, other than with respect to Options, Stock Appreciation Rights and other Awards intended to constitute Performance-Based Awards, the Board is authorized to make adjustments to the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events affecting the Company or the financial statements of the Company, or in response to changes in applicable laws, regulations or accounting principles. The determination of the Board as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under this Plan.

Article 5. Eligibility and Participation.

5.1 Eligibility. Persons eligible to participate in this Plan include all Employees and Directors.

5.2 Actual Participation. Subject to the provisions of this Plan, the Committee may, from time to time, select from all eligible Employees those to whom Awards shall be granted and shall determine the nature and amount of each Award, subject to the provisions of this Plan. The Board may, from time to time, select from all eligible Directors those to whom Awards shall be granted and shall determine the nature and amount of each Award, subject to the provisions of this Plan.

Article 6. Stock Options.

6.1 Grant of Options. Subject to the terms and provisions of this Plan, Options may be granted to Participants in such number, upon the terms and at any time, and from time to time, as the Committee (or the Board with respect to Awards granted to Directors) shall determine.

6.2 Award Agreement. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, and other provisions as the Committee (or the Board with respect to Awards granted to Directors) shall determine that are not inconsistent with the terms of this Plan. The Award Agreement also shall specify whether the Option is intended to be an ISO or a NQSO. Notwithstanding its designation as an ISO in the Award Agreement, to the extent the limitations of Code Section 422 are exceeded, with respect to such excess portion, the Option shall become a NQSO. Employees may be awarded ISOs (except those who have not yet commenced employment with the Company or any of its Affiliates may not receive ISOs) and NQSOs, whereas Directors may only be awarded NQSOs.

6.3 Option Price. The Committee (or the Board with respect to Awards granted to Directors) shall determine the Option Price for each grant of an Option under this Plan. The Option Price shall not be less than the Fair Market Value of the Shares on the date of grant.

6.4 Duration of Options. Each Option granted to a Participant shall expire at the time the Committee (or the Board with respect to Awards granted to Directors) shall determine at the time of grant; provided that no Option shall be exercisable later than the tenth anniversary date of its grant.

6.5 Exercise of Options. Options granted under this Article 6 shall be exercisable at the times and be subject to the restrictions and conditions as the Committee (or the Board with respect to Awards granted to Directors) shall in each instance approve, which need not be the same for each grant or for each Participant.

6.6 Payment. Options granted under this Article 6 shall be exercised in the form and manner as the Committee (or the Board with respect to Awards to Directors) shall determine from time to time.

The Option Price upon exercise of any Option shall be payable to the Company in full either (a) in cash or its equivalent; (b) by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Option Price (provided that the Shares that are tendered must have been held by the Participant for at least 6 months prior to their tender to satisfy the Option Price); (c) by a combination of (a) and (b); or (d) any other method approved by the Committee (or the Board with respect to Awards granted to Directors) in its sole discretion at the time of grant and as set forth in the Award Agreement. An Award Agreement evidencing an Option may, in the discretion of the Committee (or the Board with respect to Awards granted to Directors), provide for a "cashless exercise" of an Option by establishing procedures whereby the Participant, by a properly executed written notice, directs (1) an immediate sale or margin loan respecting all or a part of the Shares to which he is entitled upon exercise pursuant to an extension of credit by the Company to the Participant of the Option Price, (2) the delivery of the Shares from the Company directly to a brokerage firm and (3) the delivery of the Option Price from sale or margin loan proceeds from the brokerage firm directly to the Company.

Subject to any governing rules or regulations and Section 18.10, after the exercise of the Option and full payment of the Option Price in the form and manner as the Committee (or Board with respect to Awards granted to Directors) shall determine, the Participant may pay the required fee and request a Share certificate based upon the number of Shares purchased under the Option through the third-party administrator designated by the Committee (or the Board with respect to Awards granted to Directors) to have this administrative duty. In addition, the Company may, at its option, issue or cause to be issued Share certificates.

Unless otherwise determined by the Committee (or the Board with respect to Awards granted to Directors), all payments under all of the methods indicated above shall be paid in United States dollars.

6.7 Restrictions on Share Transferability. The Committee (or the Board with respect to Awards granted to Directors) may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 as it may deem advisable, including restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed or traded and under any blue sky or state securities laws applicable to such Shares.

6.8 Termination of Employment/Directorship.

(a) Each Participant's Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment or directorship with the Company or its Affiliates. Such provisions shall be determined in the sole discretion of the Committee (or the Board with respect to Awards granted to Directors), shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Options issued pursuant to this Article 6 and may reflect distinctions based on the reasons for termination.

(b) **Terms for Director Options.**

- (i) Each Option granted to a Director (a "Director Option") shall have a term of 10 years from the date of grant, notwithstanding any earlier termination of the status of the holder as a Director (the "Option Expiration Date").
- (ii) The purchase price of each Share subject to a Director Option shall be equal to the Fair Market Value of a Share on the date of grant.
- (iii) All Director Options shall vest and become exercisable on the first anniversary of the date of grant.
- (iv) A Director's directorship shall terminate at the close of business on the day preceding the day he ceases to be a member of the Board for any reason whatsoever. When a Director's directorship is terminated, each of his Director Options and all rights thereunder shall expire in accordance with the following (but in no event later than the Option Expiration Date):
  - (A) Director Options granted within 1 year preceding termination:
    - (1) At the time the Director's directorship is terminated, unless
    - (2) Such termination occurs in connection with, or within 2 years following, a Change in Control, in which case, 30 days following his termination.
  - (B) Director Options granted prior to 1-year preceding termination:
    - (1) 1 year after termination if due to the Director's death (a Director's Option may be exercised by the Director's estate or by the person or persons who acquire the right to exercise his option by bequest or inheritance with respect to any or all of the Shares remaining subject to his Director Option at the time of his death); or
    - (2) 3 years after termination if as a result of resignation or removal from the Board because of disability or in accordance with the provisions of the Company's Bylaws regarding termination of director's terms of office; or
    - (3) 3 months after termination if, for any reason other than specified above.

(c) **Agreements.** Any Award of Director Options shall be embodied in an Award Agreement, which shall contain the terms, conditions and limitations set forth above and shall be signed by an authorized officer for and on behalf of the Company.

6.9 Transferability of Options.

(a) **Incentive Stock Options.** No ISO granted under this Plan may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under this Plan shall be exercisable during his or her lifetime only by the Participant, and after that time, by the Participant's heirs or estate.

(b) **Nonqualified Stock Options.** Except as otherwise provided in a Participant's Award Agreement, no NQSO granted under this Article 6 may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, all NQSOs granted to a Participant under this Article 6 shall be exercisable during his or her lifetime only by such Participant.

Any attempted assignment of an Option in violation of this Section 6.9 shall be null and void.

6.10 Notification of Disqualifying Disposition. If any Participant shall make any disposition of Shares issued pursuant to the exercise of an ISO under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), such Participant shall notify the Company of such disposition within 10 days thereof.

Article 7. Stock Appreciation Rights.

7.1 Grant of SARs. Subject to the terms and conditions of this Plan, SARs may be granted to an Employee at any time, and from time to time, as the Committee shall determine. The Committee may grant Freestanding SARs, Tandem SARs or any combination of these forms of SAR.

Subject to the terms and conditions of this Plan, the Committee shall have complete discretion in determining the number of SARs granted to each Employee and, consistent with the provisions of this Plan, in determining the terms and conditions pertaining to such SARs.

The grant price of a Freestanding SAR shall not be less than the Fair Market Value of a Share on the date of grant of the SAR. The grant price of Tandem SARs shall equal the Option Price of the related Option.

7.2 SAR Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the grant price, the term of the SAR and such other provisions as the Committee shall determine.

7.3 Term of SARs. The term of an SAR granted under this Plan shall be determined by the Committee, in its sole discretion; provided that no SAR shall be exercisable later than the tenth anniversary date of its grant.

7.4 Exercise of Freestanding SARs. Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon them.

7.5 Exercise of Tandem SARs. Tandem SARs may be exercised for all or part of the Shares subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the Shares for which its related Option is then exercisable.

7.6 Payment of SAR Amount. Upon the exercise of an SAR, an Employee shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The difference between the Fair Market Value of a Share on the date of exercise over the grant price by

(b) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent value, in some combination thereof or in any other manner approved by the Committee in its sole discretion. The Committee's determination regarding the form of SAR payout may be set forth in the Award Agreement pertaining to the grant of the SAR.

7.7 Termination of Employment. Each Award Agreement shall set forth the extent to which the Employee shall have the right to exercise the SAR following termination of the Employee's employment with the Company or its Affiliates. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Employees, need not be uniform among all SARs issued pursuant to this Plan and may reflect distinctions based on the reasons for termination.

7.8 Nontransferability of SARs. Except as otherwise provided in an Employee's Award Agreement, no SAR granted under this Plan may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in an Employee's Award Agreement, all SARs granted to an Employee under this Plan shall be exercisable during his or her lifetime only by the Employee, and after that time, by the Employee's heirs or estate. Any attempted assignment of an SAR in violation of this Section 7.8 shall be null and void.

Article 8. Restricted Stock and Restricted Stock Units.

8.1 Grant of Restricted Stock/Units. Subject to the terms and provisions of this Plan, the Committee (or the Board with respect to Awards granted to Directors), at any time, and from time to time, may grant Shares of Restricted Stock and Restricted Stock Units to Participants in such amounts as the Committee (or the Board with respect to Awards granted to Directors) shall determine. Restricted Stock Units shall be similar to Restricted Stock, except that no Shares are actually awarded to the Participant until a later date, unless the payout is otherwise made in cash.

8.2 Restricted Stock Agreement. Each Restricted Stock or Restricted Stock Unit grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Shares of Restricted Stock (or the number of Restricted Stock Units) granted and such other provisions as the Committee (or the Board with respect to Awards granted to Directors) shall determine.

8.3 Transferability. Except as provided in this Article 8, the Shares of Restricted Stock or Restricted Stock Units granted herein may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee (or the Board with respect to Awards granted to Directors) and specified in the Award Agreement, or upon earlier satisfaction of any other conditions, as specified by the Committee (or the Board with respect to Awards granted to Directors) in its sole discretion and set forth in the Award Agreement. All rights with respect to the Restricted Stock or Restricted Stock Units granted to a Participant under this Plan shall be available during his or her lifetime only to the Participant, and after that time, to the Participant's heirs or estate. Any attempted assignment of Restricted Stock or Restricted Stock Units in violation of this Section 8.3 shall be null and void.

8.4 Other Restrictions. The Committee (or the Board with respect to Awards granted to Directors) shall impose other conditions or restrictions on any Shares of Restricted Stock or Restricted Stock Units granted pursuant to this Plan as it may deem advisable, including a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock or each Restricted Stock Unit, restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting following the attainment of the performance goals, time-based restrictions or restrictions under applicable federal or state securities laws.

To the extent deemed appropriate by the Committee (or the Board with respect to Awards granted to Directors), the designated third-party administrator may retain the certificates representing Shares of Restricted Stock in its possession until such time as all conditions and restrictions applicable to such Shares have been satisfied or lapse.

Except as otherwise provided in this Article 8, Shares of Restricted Stock covered by each Restricted Stock Award shall become freely transferable by the Participant after all conditions and restrictions applicable to such Shares have been satisfied or lapse.

8.5 Voting Rights. To the extent permitted by the Committee (or the Board with respect to Awards granted to Directors) or required by law, Participants holding Shares of Restricted Stock granted hereunder may be granted the right to exercise full voting rights with respect to those Shares during the Period of Restriction. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

8.6 Dividends and Other Distributions. During the Period of Restriction, Participants holding Shares of Restricted Stock or Restricted Stock Units granted hereunder may, if the Committee (or the Board with respect to Awards granted to Directors) so determines, be credited with dividends paid with respect to the underlying Shares while they are so held in a manner determined by the Committee (or the Board with respect to Awards granted to Directors) in its sole discretion. The Committee (or the Board with respect to Awards granted to Directors) may apply any restrictions to the dividends that it deems appropriate.

8.7 Termination of Employment/Directorship. Each Award Agreement shall set forth the extent to which the Participant shall have the right to receive unvested Restricted Stock and/or Restricted Stock Units following termination of the Participant's employment or directorship with the Company or its Affiliates. Such provisions shall be determined in the sole discretion of the Committee (or the Board with respect to Awards granted to Directors), shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Shares of Restricted Stock or Restricted Stock Units issued pursuant to this Plan and may reflect distinctions based on the reasons for termination.

Article 9. Performance Units, Performance Shares and Cash-Based Awards; Stock Awards.

9.1 Grant of Performance Units/Shares and Cash-Based Awards. Subject to the terms of this Plan, Performance Units, Performance Shares and/or Cash-Based Awards may be granted to Employees in such amounts and upon such terms, and at any time and from time to time, as the Committee shall determine.

9.2 Value of Performance Units/Shares and Cash-Based Awards. Each Performance Unit shall have an initial value that the Committee shall establish at the time of grant. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the date of grant. Each Cash-Based Award shall have a value as the Committee may determine. The Committee shall set performance goals in its discretion that, depending on the extent to which they are met, shall determine the number and value of Performance Units/Shares and Cash-Based Awards which shall be paid out to the Employee.

9.3 Earning of Performance Units/Shares and Cash-Based Awards. Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Performance Units/Shares and Cash-Based Awards shall be entitled to receive payout on the number and value of Performance Units/Shares and Cash-Based Awards the Employee earned over the Performance Period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

9.4 Form and Timing of Payment of Performance Units/Shares and Cash-Based Awards. Payment of earned Performance Units/Shares and Cash-Based Awards shall be as the Committee determines and as set forth in the Award Agreement. Subject to the terms of this Plan, the Committee, in its sole discretion, may pay earned Performance Units/Shares and Cash-Based Awards in the form of cash or in Shares (or in a combination thereof) that have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares and Cash-Based Awards at the close of the applicable Performance Period. Such Shares may be granted subject to any restrictions deemed appropriate by the Committee.

At the discretion of the Committee, Employees holding Performance Units/Shares may be entitled to receive dividend units with respect to dividends declared with respect to the Shares. Such dividends may be subject to the same accrual, forfeiture and payout restrictions as apply to dividends earned with respect to Shares of Restricted Stock, as set forth in Section 8.6, as determined by the Committee.

9.5 Nontransferability. Except as otherwise provided in an Employee's Award Agreement, Performance Units/Shares and Cash-Based Awards may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, except as otherwise provided in an Employee's Award Agreement, an Employee's rights under this Plan shall be exercisable during the Employee's lifetime only by the Employee, and after that time, by the Employee's heirs or estate. Any attempted assignment of Performance Units/Shares or Cash-Based Awards in violation of this Section 9.5 shall be null and void.

9.6 Stock Awards. Employees or Directors may be granted Stock Awards. The Committee (or the Board with respect to Awards granted to Directors) may grant other types of equity-based or equity-related Awards (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, as the Committee (or the Board with respect to Awards granted to Directors) shall determine. Such Awards may entail the transfer of actual Shares to Participants or payment in cash or otherwise of amounts based on the value of Shares and may include Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

Article 10. Performance Measures.

Performance measures, the attainment of which may determine the degree of payout or vesting with respect to certain Performance-Based Awards, shall be chosen from among:

(a) Net earnings;
(b) Earnings per share;
(c) Net sales growth;
(d) Net income (before or after taxes);
(e) Net operating profit;
(f) Return measures (including return on assets, equity, net capital employed or sales);
(g) Cash flow (including operating cash flow and free cash flow);
(h) Cash flow return on investments, which equals net cash flows divided by owner's equity;
(i) Earnings before or after taxes, interest, depreciation and/or amortization;
(j) Internal rate of return or increase in net present value;
(k) Dividend payments to parent;
(l) Gross revenues;
(m) Gross margins;
(n) Operating margin;
(o) Share price (including growth measures and total shareholder return);
(p) Expense targets;
(q) Working capital targets relating to inventory or accounts receivable;
(r) Planning accuracy (as measured by comparing planned results to actual results);
(s) Comparisons to various stock market indices;
(t) Comparisons to the performance of other companies; and
(u) Baker Value Added.

The Committee may, in its sole discretion, adopt other performance measures including any combination of the foregoing.

The Committee may provide in any such Performance-Based Award that any evaluation of performance may exclude any of the following events that occurs during a Performance Period: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results; (d) accruals for reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year; (f) acquisitions or divestitures and (g) foreign exchange gains and losses.

Article 11. Beneficiary Designation.

Each Participant under this Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under this Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Company and shall be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

Article 12. Deferrals.

The Committee (or the Board with respect to Awards granted to Directors) may permit or require a Participant to defer such Participant's receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant by virtue of the exercise of an Option or SAR, the lapse or waiver of restrictions with respect to Restricted Stock/Units or the satisfaction of any requirements or goals with respect to Performance Units/Shares, Cash-Based Awards and Stock Awards. If any such deferral election is required or permitted, the Committee (or the Board with respect to Awards granted to Directors) shall, in its sole discretion, establish rules and procedures for such payment deferrals.

Article 13. Rights of Employees/Directors.

13.1 Employment. Nothing in this Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company.

Except as specifically provided otherwise in a written agreement with the Company, neither the Award nor any benefits arising under this Plan shall constitute part of a Participant's employment contract with the Company or any Affiliate. Any termination of this Plan pursuant to Section 15.1 shall not give rise to liability on the part of the Company or any Affiliate for severance payments.

13.2 Participation. No Employee or Director shall have the right to be selected to receive an Award under this Plan or, having been so selected, to be selected to receive a future Award.

13.3 Rights as a Stockholder. A Participant shall have none of the rights of a stockholder with respect to Shares covered by any Award until the Participant becomes the record holder of such shares.

Article 14. Acceleration.

14.1 Change in Control. Notwithstanding any provision of this Plan to the contrary, in the event of an occurrence of a Change in Control other than an event described only in Section (c) of the definition of Change in Control, (a) all Awards granted pursuant to this Plan shall become fully vested, (b) if either an Option or SAR or similar Award, the Award shall become immediately exercisable and (c) all conditions or restrictions applicable to an Award shall be deemed satisfied or shall lapse.

14.2 Termination. Notwithstanding any provision of this Plan to the contrary, all conditions or restrictions on outstanding Awards held by an Employee shall be deemed satisfied or shall lapse, all outstanding Awards held by an Employee shall become fully vested and, if either an Option or SAR or similar Award, immediately exercisable as of the effective date of termination of such Employee's employment if (a) such Employee's employment is terminated by the Company without Cause prior to a Change in Control (whether or not a Change in Control ever occurs) and such termination was at the request or direction of a Person who has entered into an agreement with the Company the consummation of which would constitute a Change in Control, (b) such Employee terminates his or her employment for Good Reason prior to a Change in Control (whether or not a Change in Control ever occurs) and the circumstance or event which constitutes Good Reason occurs at the request or direction of the Person described in clause (a), (c) such Employee's employment is terminated by the Company without Cause or by the Employee for Good Reason and such termination or the circumstance or event which constitutes Good Reason is otherwise in connection with or in anticipation of a Change in Control (whether or not a Change in Control ever occurs) or (d) such Employee's employment is terminated by the Company without Cause or by the Employee for Good Reason, in either case within 2 years following the occurrence of a Change in Control described in Section (c) of the definition of Change in Control.

Article 15. Amendment, Modification, Suspension and Termination.

15.1 Amendment, Modification, Suspension and Termination. Subject to the terms of this Plan, the Board may at any time and from time to time alter, amend, modify, suspend or terminate this Plan in whole or in part, except that no amendment, modification, suspension or termination that would adversely affect in any material way the rights of any Participant under any Award previously granted to such Participant under this Plan shall be made without the written consent of such Participant or to the extent stockholder approval is otherwise required by applicable legal requirements. Without the prior approval of the Company's stockholders, Options issued under this Plan will not be repriced, replaced, or regranted through cancellation, or by lowering the Option Price of a previously granted Award.

15.2 Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events. The Board may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including the events described in Section 4.2) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations or accounting principles, whenever the Board determines that such adjustments are appropriate to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan.

Article 16. Withholding.

16.1 Tax Withholding. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, the minimum statutory amount to satisfy federal, state and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

16.2 Share Withholding. With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock and Restricted Stock Units, or upon any other taxable event arising as a result of Awards granted hereunder, Participants may elect to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax that could be imposed on the transaction. All such elections shall be irrevocable, made in writing and signed by the Participant and shall be subject to any restrictions or limitations that the Committee (or the Board with respect to Awards granted to Directors), in its sole discretion, deems appropriate.

Article 17. Successors.

All obligations of the Company under this Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect merger, consolidation or otherwise, of all or substantially all of the business and/or assets of the Company.

Article 18. General Provisions.

18.1 Restrictions and Legend. No Shares or other form of payment shall be issued with respect to any Award unless the Company shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal and state securities laws. Certificates evidencing Shares delivered under this Plan (to the extent that such shares are so evidenced) may be subject to such restrictions as the Committee (or the Board with respect to Awards granted to Directors) may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the Shares are then listed or to which they are admitted for quotation and any applicable federal or state securities law. The Committee (or the Board with respect to Awards granted to Directors) may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.

The Committee (or the Board with respect to Awards granted to Directors) may require each person receiving Shares pursuant to an Award under this Plan to represent to and agree with the Company in writing that the Participant is acquiring the Shares without a view to distribution thereof. In addition to any other legend required by this Plan, the certificates for such Shares may include any legend which the Committee (or the Board with respect to Awards granted to Directors) deems appropriate to reflect any restrictions on transfer of such Shares.

18.2 Severability. If any provision of this Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Plan, and this Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

18.3 Requirements of Law. The granting of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules and regulations and to such approvals by any governmental agencies or national securities exchanges as may be required. The Company shall receive the consideration required by law for the issuance of Awards under this Plan.

18.4 Securities Law Compliance. All transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successor under the Exchange Act, unless determined otherwise by the Board. To the extent any provision of this Plan or action by the Board fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Board.

18.5 Listing. The Company may use reasonable endeavors to register Shares allotted pursuant to the exercise of an Award with the Securities and Exchange Commission or to effect compliance with the registration, qualification and listing requirements of any national securities laws, stock exchange or automated quotation system.

18.6 Delivery of Title. The Company shall have no obligation to issue or deliver evidence of title for Shares under this Plan prior to:

(a) Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

(b) Completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable.

18.7 Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

18.8 Investment Representations. As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

18.9 Employees Based Outside of the United States. Notwithstanding any provision of this Plan to the contrary, in order to comply with the laws in other countries in which the Company and its Affiliates operate or have Employees, the Committee, in its sole discretion, shall have the power and authority to:

(a) Determine which Affiliates shall be covered by this Plan;

(b) Determine which Employees employed outside the United States are eligible to participate in this Plan;

(c) Modify the terms and conditions of any Award granted to Employees who are employed outside the United States to comply with applicable foreign laws;

(d) Establish subplans and modify exercise procedures and other terms and procedures to the extent such actions may be necessary or advisable. Any subplans and modifications to Plan terms and procedures established under this Section 18.9 by the Committee shall be attached to this Plan document as Appendices; and

(e) Take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals.

Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law or governing statute or any other applicable law.

18.10 Uncertificated Shares. To the extent that this Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange.

18.11 Unfunded Plan. Participants shall have no right, title or interest whatsoever in or to any investments that the Company may make to aid it in meeting its obligations under this Plan. Nothing contained in this Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative or any other person. To the extent that any Person acquires a right to receive payments from the Company under this Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts, except as expressly set forth in this Plan. This Plan is not intended to be subject to ERISA.

18.12 No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to this Plan or any Award. The Committee (or the Board with respect to Awards granted to Directors) shall determine whether cash, Awards or other property shall be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

18.13 Governing Law. This Plan and each Award Agreement shall be governed by the laws of the State of Texas, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan to the substantive law of another jurisdiction. Unless otherwise provided in the Award Agreement, recipients of an Award under this Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Harris County, Texas to resolve any and all issues that may arise out of or relate to this Plan or any related Award Agreement.

AMENDMENT TO THE BAKER HUGHES INCORPORATED 2002 DIRECTOR & OFFICER LONG-TERM INCENTIVE PLAN

THIS AGREEMENT by Baker Hughes Incorporated, a Delaware corporation (the "Company"),

WITNESSETH:

WHEREAS, the Board of Directors of the Company previously adopted the plan agreement known as the "Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan" (the "Plan");

WHEREAS, the Board of Directors of the Company retained the right in Article 15 of the Plan to amend the Plan from time to time; and

WHEREAS, the Board of Directors of the Company has approved the following amendment to the Plan;

NOW, THEREFORE, clause iii of Section 8(b) of Article 6 of the Plan is hereby amended and restated in its entirety to provide as follows:

iii Except as may be otherwise specified in the Award Agreement setting forth the terms of a Director Option, a Director Option shall vest and become exercisable on the first anniversary of the date of grant of the Director Option. An Award Agreement setting forth the terms of a Director Option may not specify that the Director Option is exercisable earlier than the first anniversary of the date of grant of the Director Option.

Adopted: October 27, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9397

Baker Hughes Incorporated

(Exact name of registrant as specified in its charter)

Delaware	**76-0207995**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2929 Allen Parkway, Suite 2100, Houston, Texas	**77019-2118**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (713) 439-8600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1 Par Value per Share	**New York Stock Exchange**
	SWX Swiss Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter (based on the closing price on June 29, 2007 reported by the New York Stock Exchange) was approximately $26,845,000,000.

As of February 19, 2008, the registrant has outstanding 309,397,947 shares of common stock, $1 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's Definitive Proxy Statement for the Annual Meeting of Stockholders to be held April 24, 2008 are incorporated by reference into Part III of this Form 10-K.

BAKER HUGHES INCORPORATED

INDEX

PART I

ITEM 1. BUSINESS

Baker Hughes Incorporated ("Baker Hughes," "Company," "we," "our" or "us") is a Delaware corporation engaged in the oilfield services industry. Baker Hughes is a major supplier of products and technology services and systems to the worldwide oil and natural gas industry, including products and services for drilling, formation evaluation, completion and production of oil and natural gas wells. We may conduct our operations through subsidiaries, affiliates, ventures and alliances.

Baker Hughes was formed in April 1987 in connection with the combination of Baker International Corporation and Hughes Tool Company. We acquired Western Atlas Inc. in a merger completed on August 10, 1998.

As used herein, "Baker Hughes," "Company," "we," "our" and "us" may refer to Baker Hughes Incorporated and/or its subsidiaries. The use of these terms is not intended to connote any particular corporate status or relationships.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are made available free of charge on our Internet website at *www.bakerhughes.com* as soon as reasonably practicable after these reports have been electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC").

We have adopted a Business Code of Conduct to provide guidance to our directors, officers and employees on matters of business conduct and ethics, including compliance standards and procedures. We have also required our principal executive officer, principal financial officer and principal accounting officer to sign a Code of Ethical Conduct Certification. Our Business Code of Conduct and Code of Ethical Conduct Certifications are available on the Investor Relations section of our website at *www.bakerhughes.com*. We will disclose on a Current Report on Form 8-K or on our website information about any amendment or waiver of these codes for our executive officers and directors. Waiver information disclosed on our website will remain on the website for at least 12 months after the initial disclosure of a waiver. Our Corporate Governance Guidelines and the charters of our Audit/Ethics Committee, Compensation Committee, Executive Committee, Finance Committee and Governance Committee are also available on the Investor Relations section of our website at *www.bakerhughes.com*. In addition, a copy of our Business Code of Conduct, Code of Ethical Conduct Certification, Corporate Governance Guidelines and the charters of the committees referenced above are available in print at no cost to any stockholder who requests them by writing or telephoning us at the following address or telephone number:

Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118
Attention: Investor Relations
Telephone: (713) 439-8039

Information contained on or connected to our website is not incorporated by reference into this annual report on Form 10-K and should not be considered part of this report or any other filing we make with the SEC.

We are a provider of drilling, formation evaluation, completion and production products and services to the worldwide oil and natural gas industry. We report our results under two segments – the Drilling and Evaluation segment and the Completion and Production segment. We have aggregated the divisions within each segment because they have similar economic characteristics and because the long-term financial performance of these divisions is affected by similar economic conditions. They also operate in the same markets, which include all of the major oil and natural gas producing regions of the world. We previously reported a third segment, WesternGeco, which consisted of our 30% interest in WesternGeco, a seismic venture jointly owned with Schlumberger Limited ("Schlumberger"); however, on April 28, 2006, we sold our 30% interest in WesternGeco to Schlumberger.

The results of our Drilling and Evaluation segment and our Completion and Production segment are evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance.

- The Drilling and Evaluation segment consists of the Baker Hughes Drilling Fluids (drilling fluids), Hughes Christensen (oilfield drill bits), INTEQ (drilling, measurement-while-drilling and logging-while-drilling) and Baker Atlas (wireline formation evaluation and wireline completion services) divisions. The Drilling and Evaluation segment provides products and services used to drill and evaluate oil and natural gas wells.
- The Completion and Production segment consists of the Baker Oil Tools (workover, fishing and completion equipment), Baker Petrolite (oilfield specialty chemicals) and Centrilift (electrical submersible pumps and progressing cavity pumps) divisions and the ProductionQuest (production optimization and permanent monitoring) business unit. The Completion and Production segment provides equipment and services used from the completion phase through the productive life of oil and natural gas wells.

For additional industry segment information for the three years ended December 31, 2007, see Note 13 of the Notes to Consolidated Financial Statements in Item 8 herein.

DRILLING AND EVALUATION SEGMENT

Baker Hughes Drilling Fluids

Baker Hughes Drilling Fluids is a major provider of drilling fluids (also called "mud"), completion fluids (also called "brines") and fluids environmental services (also called "waste management"). Drilling fluids are an important component of the drilling process and are pumped from the surface through the drill string, exiting nozzles in the drill bit and traveling back up the wellbore where the fluids are recycled. This process cleans the bottom of the well by transporting the cuttings to the surface while also cooling and lubricating the bit and drill string. Drilling fluids are typically manufactured by mixing oil, synthetic fluids or water with barite to give them weight, which enables the fluids to hold the wellbore open and stabilize it. Additionally, the fluids control downhole pressure and seal porous sections of the wellbore. To ensure maximum efficiency and wellbore stability, chemical additives are blended by the wellsite engineer with drilling fluids to achieve particular physical or chemical characteristics. For drilling through the reservoir itself, Baker Hughes Drilling Fluids' drill-in or completion fluids possess properties that minimize formation damage. Fluids environmental services of Baker Hughes Drilling Fluids also provides equipment and services to separate the drill cuttings from the drilling fluids and re-inject the processed cuttings into specially prepared wells, or to transport and dispose of the cuttings by other means.

Technology is very important in the selection of drilling fluids for many drilling programs, especially in deepwater, deep drilling and environmentally sensitive areas whereas cost efficiency tends to drive customer purchasing decisions in other areas. Specific opportunities for competitive differentiation include:

- improving drilling efficiency,
- minimizing formation damage, and
- handling and disposing of drilling fluids and cuttings in an environmentally safe manner.

Baker Hughes Drilling Fluids' primary competitors include M-I SWACO, Halliburton Company ("Halliburton") and Newpark Resources, Inc.

Key business drivers for Baker Hughes Drilling Fluids include the number of drilling rigs operating (especially the number of drilling programs targeting deep formations), total footage drilled, environmental regulations, as well as the current and expected future price of both oil and natural gas.

Hughes Christensen

Hughes Christensen is a leading manufacturer and supplier of drill bits, primarily Tricone® roller cone bits and fixed-cutter polycrystalline diamond compact ("PDC") bits, to the worldwide oil and natural gas industry. The primary objective of a drill bit is to drill a high quality wellbore as efficiently as possible.

Tricone® Bits. Tricone® drill bits employ either hardened steel teeth or tungsten carbide insert cutting structures mounted on three rotating cones. These bits work by crushing and shearing the formation rock as they are turned. Tricone® drill bits have a wide application range.

PDC Bits. PDC (also known as "Diamond") bits use fixed position cutters that shear the formation rock with a milling action as they are turned. In many softer and less variable applications, PDC bits offer higher penetration rates and a longer life than Tricone® bits. Advances in PDC technology have expanded the application of PDC bits into harder, more abrasive formations. A rental market has developed for PDC bits as improvements in bit life and bit repairs allow a bit to be used to drill multiple wells.

The main driver of customer purchasing decisions in drill bits is the value added, usually measured in terms of savings in total operating costs per foot drilled. Specific opportunities for competitive differentiation include:

- improving the rate of penetration,
- extending bit life and bit reliability, and
- selecting the optimal bit for each section to be drilled.

Hughes Christensen's primary competitors in the oil and natural gas drill bit market include Smith International, Inc. ("Smith"), Grant Prideco, Inc. and Halliburton.

Key business drivers for Hughes Christensen include the number of drilling rigs operating, total footage drilled, type of well drilled (vertical, deviated, horizontal or extended reach), drilling rig rental costs, as well as the current and expected future price of both oil and natural gas.

INTEQ

INTEQ is a leading supplier of drilling and evaluation services, which include directional drilling, measurement-while-drilling ("MWD") and logging-while-drilling ("LWD") services.

Directional Drilling. Directional drilling services are used to guide a drill string along a predetermined path to drill a wellbore to optimally recover hydrocarbons from the reservoir. These services are used to accurately drill vertical wells, deviated or directional wells (which deviate from vertical by a planned angle and direction), horizontal wells (which are sections of wells drilled perpendicular or nearly perpendicular to vertical) and extended reach wells.

INTEQ is a leading supplier of both conventional and rotary based directional drilling systems. Conventional directional drilling systems employ a downhole motor that turns the drill bit independently of drill string rotation from the surface. Placed just above the bit, a steerable motor assembly has a bend in its housing that is oriented to steer the well's course. During the "rotary" mode, the entire drill string is rotated from the surface, negating the effect of this bend and causing the bit to drill on a straight course. During the "sliding" mode, drill string rotation is stopped and a "mud" motor (which converts hydraulic energy from the drilling fluids being pumped through the drill string into rotational energy at the bit) allows the bit to drill in the planned direction by orienting its angled housing, gradually guiding the wellbore through an arc.

INTEQ was a pioneer and is a leader in the development and use of automated rotary steerable technology. In rotary steerable environments, the entire drill string is turned from the surface to supply energy to the bit. Unlike conventional systems, INTEQ's AutoTrak® rotary steerable system changes the trajectory of the well using three pads that push against the wellbore from a non-rotating sleeve and is controlled by a downhole guidance system.

INTEQ's AutoTrak® Xtreme® system combines conventional mud motor technology with rotary steerable technology to provide directional control and improved rate of penetration.

Measurement-While-Drilling. Directional drilling systems need real-time measurements of the location and orientation of the bottom-hole assembly to operate effectively. INTEQ's MWD systems are downhole tools that provide this directional information, which is necessary to adjust the drilling process and guide the wellbore to a specific target. The AutoTrak® rotary steerable system has these MWD systems built in, allowing the tool to automatically alter its course based on a planned trajectory.

Logging-While-Drilling. LWD is a variation of MWD in which the LWD tool gathers information on the petrophysical properties of the formation through which the wellbore is being drilled. Many LWD measurements are the same as those taken via wireline; however, taking them in real-time often allows for greater accuracy, as measurements occur before any damage has been sustained by the reservoir as a result of the drilling process. Real-time measurements also enable "geo-steering" where geological markers identified by LWD tools are used to guide the bit and assure placement of the wellbore in the optimal location.

In both MWD and LWD systems, surface communication with the tool is achieved through mud-pulse telemetry, which uses pulse signals (pressure changes in the drilling fluids traveling through the drill string) to communicate the operating conditions and location of the bottom-hole assembly to the surface. The information transmitted is used to maximize the efficiency of the drilling process, update and refine the reservoir model and steer the well into the optimal location in the reservoir.

As part of INTEQ's mud logging services, engineers monitor the interaction between the drilling fluid and the formation and perform laboratory analysis of drilling fluids and examinations of the drill cuttings to detect the presence of hydrocarbons and identify the different geological layers penetrated by the drill bit.

The main drivers of customer purchasing decisions in these areas are the value added by technology and the reliability and durability of the tools used in these operations. Specific opportunities for competitive differentiation include:

- the sophistication and accuracy of measurements,
- the efficiency of the drilling process (measured in cost per foot drilled), rate of penetration, and reduction of non-productive time,
- the reliability of equipment,
- the optimal placement of the wellbore in the reservoir, and
- the quality of the wellbore.

INTEQ's primary competitors in drilling and evaluation services include Halliburton, Schlumberger and Weatherford International Ltd. ("Weatherford").

Key business drivers for INTEQ include the number of drilling rigs operating, the total footage drilled, the mix of conventional and rotary steerable systems used, technological sophistication of and type of wells being drilled (vertical, deviated, horizontal or extended reach), as well as the current and expected future price of both oil and natural gas.

Baker Atlas

Baker Atlas is a leading provider of formation evaluation and wireline completion and production services for oil and natural gas wells.

Formation Evaluation. Formation evaluation involves measuring and analyzing specific physical properties of the rock (petrophysical properties) in the immediate vicinity of a wellbore to determine an oil or natural gas reservoir's boundaries, volume of hydrocarbons and ability to produce fluids to the surface. Electronic sensor instrumentation is run through the wellbore to measure porosity and density (how much open space there is in the rock), permeability (how well connected the spaces in the rock are) and resistivity (whether there is oil, natural gas or water in the spaces). Imaging tools are run through the wellbore to record a picture of the formation along the well's length. Acoustic logs measure rock properties and help correlate wireline data with previous seismic surveys. Magnetic resonance measurements characterize the volume and type of fluids in the formation as well as providing a direct measure of permeability. At the surface, measurements are recorded digitally and can be displayed on a continuous graph, or "well log," which shows how each parameter varies along the length of the wellbore. Formation evaluation tools can also be used to record formation pressures and take samples of formation fluids to be further evaluated on the surface.

Formation evaluation instrumentation can be run in the well in several ways and at different times over the life of the well. The two most common methods of data collection are wireline logging (performed by Baker Atlas) and LWD (performed by INTEQ). Wireline logging is conducted by pulling or pushing instruments through the wellbore after it is drilled, while LWD instruments are attached to the drill string and take measurements while the well is being drilled. Wireline logging measurements can be made before the well's protective steel casing is set (open hole logging) or after casing has been set (cased hole logging). Baker Atlas also offers geophysical data interpretation services which help the operator interpret the petrophysical properties measured by the logging instruments and make inferences about the formation, presence and quantity of hydrocarbons. This information is used to determine the next steps in drilling and completing the well.

Wireline Completion and Production Services. Wireline completion and production services include using wireline instruments to evaluate well integrity, perform mechanical intervention and perform cement evaluations. Wireline instruments can also be run in producing wells to perform production logging. Baker Atlas (and Baker Oil Tools) also provide perforating services, which involve puncturing a well's steel casing and cement sheath with explosive charges. This creates a fracture in the formation and provides a path for hydrocarbons in the formation to enter the wellbore and be produced.

Baker Atlas' services allow oil and natural gas companies to define, manage and reduce their exploration and production risk. As such, the main driver of customer purchasing decisions is the value added by formation evaluation and wireline completion and production services. Specific opportunities for competitive differentiation include:

- the efficiency of data acquisition,
- the sophistication and accuracy of measurements,
- the ability to interpret the information gathered to quantify the hydrocarbons producible from the formation,
- the efficiency of providing wireline completion and production services at the wellsite, and
- the ability to differentiate services that can run exclusively or more efficiently on wireline from services that can run on either wireline or drill pipe.

Baker Atlas' primary formation evaluation and wireline completion and perforating competitors include Schlumberger, Halliburton and Weatherford.

Key business drivers for Baker Atlas include the number of drilling and workover rigs operating, as well as the current and expected future price of both oil and natural gas.

COMPLETION AND PRODUCTION SEGMENT

Baker Oil Tools

Baker Oil Tools is a world leader in wellbore construction, cased-hole completions, sand control and wellbore intervention solutions. The economic success of a well largely depends on how the well is completed. A successful completion ensures and optimizes the efficient and safe production of oil and natural gas to the surface. Baker Oil Tools' completion systems are matched to the formation and reservoir for optimum production and can employ a variety of products and services.

Wellbore Construction. Wellbore completion products and services include liner hangers, multilateral completion systems and expandable metal technology.

Liner hangers suspend a section of steel casing (also called a liner) inside the bottom of the previous section of casing. The liner hanger's expandable slips grip the inside of the casing and support the weight of the liner below.

Multilateral completion systems enable two or more zones to be produced from a single well, using multiple horizontal branches.

Expandable metal technology involves the permanent downhole expansion of a variety of tubular products used in drilling, completion and well remediation applications.

Cased-Hole Completions. Cased-hole completions products and services include packers, flow control equipment, subsurface safety valves, and intelligent completions.

Packers seal the annular space between the steel production tubing and the casing. These tools control the flow of fluids in the well and protect the casing above and below from reservoir pressures and corrosive formation fluids.

Flow control equipment controls and adjusts the flow of downhole fluids. A common flow control device is a sliding sleeve, which can be opened or closed to allow or limit production from a particular portion of a reservoir. Flow control can be accomplished from the surface via wireline or downhole via hydraulic or electric motor-based automated systems.

Subsurface safety valves shut off all flow of fluids to the surface in the event of an emergency, thus saving the well and preventing pollution of the environment. These valves are required in substantially all offshore wells.

Intelligent Completions® use real-time, remotely operated downhole systems to control the flow of hydrocarbons from one or more zones.

Sand Control. Sand control equipment includes gravel pack tools, sand screens and fracturing fluids. Sand control systems and pumping services are used in loosely consolidated formations to prevent the production of formation sand with the hydrocarbons.

Wellbore Intervention. Wellbore intervention products and services are designed to protect producing assets. Intervention operations troubleshoot drilling problems and improve, maintain or restore economical production from already-producing wells. In this area, Baker Oil Tools' offerings range from service tools and inflatable products to conventional and through-tubing fishing systems, casing exits, wellbore cleaning and temporary abandonment.

Service tools function as surface-activated, downhole sealing and anchoring devices to isolate a portion of the wellbore during repair or stimulation operations. Service tool applications range from treating and cleaning to testing components from the wellhead to the perforations. Service tools also refer to tools and systems that are used for temporary or permanent well abandonment.

Inflatable packers expand to set in pipe that is much larger than the outside diameter of the packer itself, so it can run through a restriction in the well and then set in the larger diameter below. Inflatable packers also can be set in "open hole" whereas conventional tools only can be set inside casing. Through-tubing inflatables enable remedial operations in producing wells. Significant cost savings result from lower rig requirements and the ability to intervene in the well without having to remove the completion.

Fishing tools and services are used to locate, dislodge and retrieve damaged or stuck pipe, tools or other objects from inside the wellbore, often thousands of feet below the surface.

Wellbore cleaning systems remove post-drilling debris to help ensure trouble-free well testing, completion and optimum production for the life of the well.

Casing exit systems are used to "sidetrack" new wells from existing ones, to provide a cost-effective method of tapping previously unreachable reserves.

The main drivers of customer purchasing decisions in wellbore construction, cased-hole completions, sand control and wellbore intervention are superior wellsite service execution and value-adding technologies that improve production rates, protect the reservoir from damage and reduce cost. Specific opportunities for competitive differentiation include:

- engineering and manufacturing superior-quality products and providing solutions with a proven ability to reduce well construction costs,
- enhancing production and ultimate recovery,
- minimizing risks, and
- providing reliable performance over the life of the well, particularly in harsh environments and for critical wells.

Baker Oil Tools' primary competitors in wellbore construction, cased-hole completions and sand control include Halliburton, Schlumberger and Weatherford. Its primary competitors in wellbore intervention include Weatherford and Smith.

Key business drivers for Baker Oil Tools include the number of drilling and workover rigs operating, the relative complexity of the wells drilled and completed, as well as the current and expected future price of both oil and natural gas.

Baker Petrolite

Baker Petrolite is a leading provider of specialty chemicals to the oil and gas industry. The division also supplies specialty chemicals to a number of industries including refining, pipeline transportation, petrochemical, agricultural and iron and steel manufacturing and provides polymer-based products to a broad range of industrial and consumer markets. Through its Pipeline Management Group, Baker Petrolite also offers a variety of products and services for the pipeline transportation industry.

Oilfield Chemicals. Baker Petrolite provides oilfield chemical programs for drilling, well stimulation, production, pipeline transportation and maintenance programs. Its products provide measurable increases in productivity, decreases in operating and maintenance cost and solutions to environmental problems. Examples of specialty oilfield chemical programs include emulsion breakers and chemicals which inhibit the formation of paraffin, scale, hydrates and other well performance issues or problems.

Hydrate inhibitors – Natural gas hydrates are solid ice-like crystals that form in production flowlines and tubing and cause shutdowns and the need for system maintenance. Subsea wells and flowlines, particularly in deepwater environments, are especially susceptible to hydrates.

Paraffin inhibitors – The liquid hydrocarbons produced from many oil and natural gas reservoirs become unstable soon after leaving the formation. Changing conditions, including decreases in temperature and pressure, can cause certain hydrocarbons in the produced fluids to crystallize and deposit on the walls of the well's tubing, flow lines and surface equipment. These deposits are commonly referred to as paraffin. Baker Petrolite offers solvents that remove the deposits, as well as inhibitors that prevent new deposits from forming.

Scale inhibitors – Unlike paraffin deposits that originate from organic material in the produced hydrocarbons, scale deposits come from mineral-based contaminants in water that are produced from the formation as the water undergoes changes in temperature or pressure. Similar to paraffin, scale deposits can clog the production system. Treatments prevent and remove deposits in production systems.

Corrosion inhibitors – Another problem caused by water mixed with downhole hydrocarbons is corrosion of the well's tubulars and other production equipment. Corrosion can also be caused by dissolved hydrogen sulfide ("H_2S") gas, which reacts with the iron in tubulars, valves and other equipment, potentially causing failures and leaks. Additionally, the reaction creates iron sulfide, which can impair treating systems and cause blockages. Baker Petrolite offers a variety of corrosion inhibitors and H_2S scavengers.

Emulsion breakers – Water and oil typically do not mix, but water present in the reservoir and co-produced with oil can often become emulsified, or mixed, causing problems for oil and natural gas producers. Baker Petrolite offers emulsion breakers that allow the water to be separated from the oil.

Refining, Industrial and Other Specialty Chemicals. For the refining industry, Baker Petrolite offers various process and water treatment programs, as well as finished fuel additives. Examples include programs to remove salt from crude oil and to control corrosion in processing equipment and environmentally friendly cleaners that decontaminate refinery equipment and petrochemical vessels at a lower cost than other methods. Baker Petrolite also provides chemical technology solutions to other industrial markets throughout the world, including petrochemicals, fuel additives, plastics, imaging, adhesives, steel and crop protection.

Pipeline Management. Baker Petrolite's Pipeline Management Group ("PMG") offers a variety of products and services for the pipeline transportation industry. To improve efficiency, Baker Petrolite offers custom turnkey cleaning programs that combine chemical treatments with brush and scraper tools that are pumped through the pipeline. Efficiency can also be improved by adding polymer-based drag reduction agents to reduce the slowing effects of friction between the pipeline walls and the fluids within, thus increasing throughput and pipeline capacity. Additional services allow pipelines to operate more safely. These include inspection and internal corrosion assessment technologies, which physically confirm the structural integrity of the pipeline. In addition, PMG's flow-modeling capabilities can identify high-risk segments of a pipeline to ensure proper mitigation programs are in place.

The main driver of customer purchasing decisions in specialty chemicals is superior application of technology and service delivery. Specific opportunities for competitive differentiation include:

- higher levels of production or throughput,
- lower maintenance costs and frequency,
- lower treatment costs and treatment intervals, and
- successful resolution of environmental issues.

Baker Petrolite's primary competitors include Champion Technologies, Inc., Nalco Holding Company and Smith.

Key business drivers for Baker Petrolite include oil and natural gas production levels, the number of producing wells, total liquids production, and the current and expected future price of both oil and natural gas.

Centrilift

Centrilift is a leading manufacturer and supplier of electrical submersible pump systems ("ESPs") and progressing cavity pump systems ("PCPs").

Electrical Submersible Pump Systems. ESPs lift large quantities of oil or oil and water from wells that do not flow under their own pressure. These "artificial lift" systems consist of a centrifugal pump and electric motor installed in the wellbore, armored electric cabling to provide power to the downhole motor and a variable speed controller at the surface. Centrilift designs, manufactures, markets and installs all the components of ESP systems and also offers modeling software to size ESPs and simulate operating performance. ESPs may be used in both onshore and offshore wells. The range of appropriate application of ESP systems is expanding as technology and reliability enhancements have improved ESP system performance in harsher environments and marginal reservoirs.

Progressing Cavity Pump Systems. PCPs are a form of artificial lift comprised of a downhole progressing cavity pump powered by either a downhole electric motor or a rod turned by a motor on the surface. PCP systems are preferred when the fluid to be lifted is viscous or when the volume is significantly less than could be economically lifted with an ESP system.

The main drivers of a customer purchasing decision in an artificial lift include the depth of the well, the volume of the fluid, the physical and chemical properties of the fluid as well as the capital and operating cost over the run life of the system.

Specific opportunities for competitive differentiation include:
- the ability to lift fluids of differing physical properties and chemical compositions,
- system reliability and run life,
- the ability of the system to optimize production,
- operating efficiency, and
- service delivery.

Centrilift's primary competitors in the ESP market include Schlumberger and John Wood Group PLC (ESP Inc.). In the PCP market, the primary competitors include Weatherford, Robbins & Myers, Inc. and Kudu Industries, Inc.

Key business drivers for Centrilift include oil production levels, as well as the current and expected future price of oil, the volume of water produced in mature basins and gas dewatering in coal bed methane and other gas wells.

ProductionQuest

The ProductionQuest business unit is a provider of permanent monitoring systems and chemical automation systems.

Permanent Monitoring Systems. Permanent downhole gauges are used in oil and gas wells to measure temperature, pressure, flow and other parameters in order to monitor well production as well as to confirm the integrity of the completion and production equipment in the well. ProductionQuest is a leading provider of electronic gauges including the engineering, application and field services necessary to complete an installation of a permanent monitoring system. In addition, they provide chemical injection line installation and services for treating wells for corrosion, paraffin, scale and other well performance problems. They also provide fiber optic based permanent downhole gauge technology for measuring pressure, temperature and distributed temperature. The benefits of fiber optic sensing include reliability, high temperature properties and the ability to obtain distributed readings.

Chemical Automation Systems. Chemical automation systems remotely monitor chemical tank levels that are resident in producing field locations for well treatment or production stimulation as well as continuously monitor and control chemicals being injected in individual wells. By using these systems, a producer can ensure proper chemical injection through real-time monitoring and can also remotely modify the injection parameters to ensure optimized production.

The main drivers of customer purchasing decisions for both permanent monitoring and chemical automation include application engineering expertise, ability to integrate a complete system, product reliability, functionality and local field support. Specific opportunities for competitive differentiation include:
- the ability to provide application engineering and economic return analysis,
- product innovation,
- gauge measurement accuracy,
- product life and performance, and
- installation and service capabilities.

ProductionQuest's primary competitors include Schlumberger, Halliburton and Weatherford.

Key business drivers for ProductionQuest include the level of oil and gas prices, total daily oil and gas production and capital spending for critical wells (offshore, subsea, high production onshore and remotely located onshore).

WESTERNGECO

WesternGeco was a seismic venture in which we owned 30% and Schlumberger owned 70%. On April 28, 2006, we sold our 30% interest to Schlumberger for $2.4 billion in cash and recorded a pre-tax gain of $1,743.5 million ($1,035.2 million after-tax).

For additional information related to WesternGeco, see the "Related Party Transactions" section in Item 7 and Note 5 of the Notes to Consolidated Financial Statements in Item 8, both contained herein.

MARKETING, COMPETITION AND ECONOMIC CONDITIONS

We market our products and services on a product line basis primarily through our own sales organizations, although certain of our products and services are marketed through independent distributors, commercial agents, licensees or sales representatives. Over the past several years, we have significantly reduced the number of commercial agents that we use to conduct our business. In the markets in which we formerly utilized commercial agents, we have established our own marketing operations and are continuing to build direct relationships with our customers. We ordinarily provide technical and advisory services to assist in our customers' use of our products and services. Stock points and service centers for our products and services are located in areas of drilling and production activity throughout the world.

Our products and services are sold in highly competitive markets, and revenues and earnings can be affected by changes in competitive prices, fluctuations in the level of drilling, workover and completion activity in major markets, general economic conditions, foreign currency exchange fluctuations and governmental regulations. We compete with the oil and natural gas industry's largest diversified oilfield services providers, as well as many small companies. We believe that the principal competitive factors in our industries are product and service quality, availability and reliability, health, safety and environmental standards, technical proficiency and price.

Further information is contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 13 of the Notes to Consolidated Financial Statements in Item 8, both contained herein.

INTERNATIONAL OPERATIONS

We operate in over 90 countries around the world and our corporate headquarters is in Houston, Texas. We have significant manufacturing operations in various countries, including, but not limited to, the United States (Texas, Oklahoma and Louisiana), the United Kingdom (Scotland and Northern Ireland), Germany (Celle), and South America (Venezuela and Argentina). As of December 31, 2007, we had approximately 35,800 employees of which approximately 57% work outside the United States.

The business operations of our divisions are organized around four primary geographic regions: North America, Latin America, Middle East and Asia Pacific, and Europe, Africa, Russia and the Caspian. Each region has a council comprised of regional vice presidents from each division as well as representatives from various functions such as human resources, legal including compliance, marketing, finance and treasury, and health, safety and environmental. The regional vice presidents report directly to each division president. Through this structure, we have placed our management closer to the customer, facilitating stronger customer relationships and allowing us to react more quickly to local market conditions and needs.

Our operations are subject to the risks inherent in doing business in multiple countries with various laws and differing political environments. These risks include the risks identified in "Item 1A. Risk Factors." Although it is impossible to predict the likelihood of such occurrences or their effect on us, we routinely evaluate these risks and take appropriate actions to mitigate the risks where possible. However, there can be no assurance that an occurrence of any one or more of these events would not have a material adverse effect on our operations.

Further information is contained in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

RESEARCH AND DEVELOPMENT; PATENTS

We are engaged in research and development activities directed primarily toward the improvement of existing products and services, the design of specialized products to meet specific customer needs and the development of new products, processes and services. For information regarding the amounts of research and development expense in each of the three years in the period ended December 31, 2007, see Note 16 of the Notes to Consolidated Financial Statements in Item 8 herein.

We have followed a policy of seeking patent and trademark protection both inside and outside the United States for products and methods that appear to have commercial significance. We believe our patents and trademarks to be adequate for the conduct of our business, and aggressively pursue protection of our patents against patent infringement worldwide. Although patent and trademark protection is important to our business and future prospects, we consider the reliability and quality of our products and the technical skills of our personnel to be more important. No single patent or trademark is considered to be critical to our business.

SEASONALITY

Our operations can be affected by seasonal weather patterns and natural phenomena, which can temporarily affect the delivery and performance of our products and services, as well as customer's budgetary cycles for capital expenditures. The widespread geographic locations of our operations and the timing of seasonal events serve to reduce the impact of individual events. Examples of seasonal events which can impact our business include:

- the severity and duration of the winter in North America can have a significant impact on gas storage levels and drilling activity for natural gas,
- the timing and duration of the spring thaw in Canada directly affects activity levels due to road restrictions,
- hurricanes can disrupt coastal and offshore operations,
- severe weather during the winter months normally results in reduced activity levels in the North Sea and Russia, and
- large export orders which tend to be sold in the second half of a calendar year.

RAW MATERIALS

We purchase various raw materials and component parts for use in manufacturing our products. The principal materials we purchase are steel alloys (including chromium and nickel), titanium, beryllium, copper, lead, tungsten carbide, synthetic and natural diamonds, printed circuit boards and other electronic components and hydrocarbon-based chemical feed stocks. These materials are generally available from multiple sources and could be subject to rising costs. We have not experienced significant shortages of these materials and normally do not carry inventories of such materials in excess of those reasonably required to meet our production schedules. We do not expect significant interruptions in supply, but there can be no assurance that there will be no price or supply issues over the long term.

EMPLOYEES

On December 31, 2007, we had approximately 35,800 employees, as compared with approximately 34,600 employees on December 31, 2006. Approximately 3,020 of these employees are represented under collective bargaining agreements or similar-type labor arrangements, of which the majority are outside the U.S. Based upon the geographic diversification of these employees, we believe any risk of loss from employee strikes or other collective actions would not be material to the conduct of our operations taken as a whole. We believe that our relations with our employees are good.

EXECUTIVE OFFICERS

The following table shows, as of February 21, 2008, the name of each of our executive officers, together with his age and all offices presently held.

Name	Age
Chad C. Deaton	55

Chairman of the Board, President and Chief Executive Officer of the Company since February 2008. Chairman of the Board and Chief Executive Officer from 2004 to 2008. President and Chief Executive Officer of Hanover Compressor Company from 2002 to 2004. Senior Advisor to Schlumberger Oilfield Services from 1999 to 2001. Executive Vice President of Schlumberger from 1998 to 1999. Employed by the Company in 2004.

Alan R. Crain 56

Senior Vice President and General Counsel of the Company since 2007. Vice President and General Counsel from 2000 to 2007. Executive Vice President, General Counsel and Secretary of Crown, Cork & Seal Company, Inc. from 1999 to 2000. Vice President and General Counsel from 1996 to 1999, and Assistant General Counsel from 1988 to 1996, of Union Texas Petroleum Holdings, Inc. Employed by the Company in 2000.

Peter A. Ragauss 50

Senior Vice President and Chief Financial Officer of the Company since 2006. Segment Controller of Refining and Marketing for BP plc from 2003 to 2006. Mr. Ragauss joined BP plc in 1998 as Assistant to the Group Chief Executive until 2000 when he became Chief Executive Officer of Air BP. Vice President of Finance and Portfolio Management for Amoco Energy International immediately prior to its merger with BP in 1998. Vice President of Finance for El Paso Energy International from 1996 to 1998 and Vice President of Corporate Development for Tenneco Energy in 1996. Employed by the Company in 2006.

David H. Barr 58

Group President of Completion and Production since 2007 and Vice President of the Company since 2000. Group President of Drilling and Evaluation from 2005 to 2007. President of Baker Atlas from 2000 to 2005. Vice President, Supply Chain Management, of Cooper Cameron from 1999 to 2000. Mr. Barr also held the following positions with the Company: Vice President, Business Process Development, from 1997 to 1998 and the following positions with Hughes Tool Company/ Hughes Christensen: Vice President, Production and Technology, from 1994 to 1997; Vice President, Diamond Products, from 1993 to 1994; Vice President, Eastern Hemisphere Operations, from 1990 to 1993 and Vice President, North American Operations, from 1988 to 1990. Employed by the Company in 1972.

Martin S. Craighead 48

Group President of Drilling and Evaluation since 2007 and Vice President of the Company since 2005. President of INTEQ from 2005 to 2007. President of Baker Atlas from February 2005 to August 2005. Vice President of Worldwide Operations for Baker Atlas from 2003 to 2005 and Vice President, Marketing and Business Development for Baker Atlas from 2001 to 2003; Region Manager for Baker Atlas in Latin America and Asia and Region Manager for E&P Solutions from 1995 to 2001. Employed by the Company in 1986.

Didier Charreton 44

Vice President, Human Resources of the Company since 2007. Group Human Resources Director of Coats Plc, a global company engaged in the sewing thread and needlecrafts industry, from 2002 to 2007. Business Development of ID Applications for Gemplus S.A., a global company in the Smart Card industry, from 2000 to 2001. Various human resources positions at Schlumberger from 1989 to 2000. Employed by the Company in 2007.

Christopher P. Beaver 50

Vice President of the Company and President of Baker Oil Tools since 2005. Vice President of Finance for Baker Petrolite from 2002 to 2005; Director of Finance and Controller at INTEQ from 1999 to 2002; Controller at Hughes Christensen from 1994 to 1999. Various accounting and finance positions at Hughes Christensen in the Eastern Hemisphere from 1985 to 1994. Employed by the Company in 1985.

Paul S. Butero 51

Vice President of the Company since 2005 and President of INTEQ since 2007. President of Baker Atlas from 2006 to 2007. President of Hughes Christensen from 2005 to 2006. Vice President, Marketing, of Hughes Christensen from 2001 to 2005 and as Region Manager for various Hughes Christensen areas (both in the United States and the Eastern Hemisphere) from 1989 to 2001. Employed by the Company in 1981.

Stephen K. Ellison 49

Vice President of the Company and President of Baker Atlas since 2007. Vice President, Middle East, Asia Pacific Region for Baker Atlas from 2005 to 2007; Asia Pacific Region Manager, Baker Atlas from 2001 to 2005 and Asia Pacific Region Operations Manager, Baker Atlas from 2000 to 2001. Employed by the Company in 1979.

Alan J. Keifer 53

Vice President and Controller of the Company since 1999. Western Hemisphere Controller of Baker Oil Tools from 1997 to 1999 and Director of Corporate Audit for the Company from 1990 to 1996. Employed by the Company in 1990.

Jay G. Martin 56

Vice President, Chief Compliance Officer and Senior Deputy General Counsel of the Company since 2004. Shareholder at Winstead Sechrest & Minick P.C. from 2001 to 2004. Partner, Phelps Dunbar from 2000 to 2001 and Partner, Andrews & Kurth from 1996 to 2000. Employed by the Company in 2004.

Nelson Ney 44

Vice President of the Company and President of Centrilift since 2007. Operations Vice President, Europe, Africa, Russia and the Caspian Region for Hughes Christensen from 2006 to 2007; Operations Vice President, Centrilift Latin America Region from 2005 to 2006; General Manager, Centrilift Latin America operations from 2004 to 2005 and Regional Manager, Hughes Christensen Latin America operations from 2001 to 2004. Employed by the Company in 1990.

John A. O'Donnell 59

Vice President of the Company since 1998 and President of Baker Petrolite Corporation since 2005. President of Baker Hughes Drilling Fluids from 2004 to 2005. Vice President, Business Process Development of the Company from 1998 to 2002; Vice President, Manufacturing, of Baker Oil Tools from 1990 to 1998 and Plant Manager of Hughes Tool Company from 1988 to 1990. Employed by the Company in 1975.

Gary G. Rich 49

Vice President of the Company and President of Hughes Christensen since 2006. Vice President Marketing, Drilling and Evaluation for INTEQ from 2005 to 2006. Region Manager for INTEQ from 2001 to 2005; Director of Marketing for Hughes Christensen from 1998 to 2001 and served in various marketing and finance positions for the Company from 1987 to 1998. Employed by the Company in 1987.

Richard L. Williams 52

Vice President of the Company and President of Baker Hughes Drilling Fluids since 2005. Vice President, Eastern Hemisphere Operations, Baker Oil Tools from March 2005 to May 2005. Worldwide Operations Vice President, INTEQ from 2004 to 2005; Vice President Eastern Hemisphere, INTEQ from 2003 to 2004 and Vice President Western Hemisphere, INTEQ from 2001 to 2003. Employed by the Company in 1975.

There are no family relationships among our executive officers.

ENVIRONMENTAL MATTERS

We are committed to the health and safety of people, protection of the environment and compliance with laws, regulations and our policies. Our past and present operations include activities that are subject to domestic (including U.S. federal, state and local) and international regulations with regard to air and water quality and other environmental matters. We believe we are in substantial compliance with these regulations. Regulation in this area continues to evolve, and changes in standards of enforcement of existing regulations, as well as the enactment and enforcement of new legislation, may require us and our customers to modify, supplement or replace equipment or facilities or to change or discontinue present methods of operation.

We are involved in voluntary remediation projects at some of our present and former manufacturing locations or other facilities, the majority of which relate to properties obtained in acquisitions or to sites no longer actively used in operations. On rare occasions, remediation activities are conducted as specified by a government agency-issued consent decree or agreed order. Estimated remediation costs are accrued using currently available facts, existing environmental permits, technology and presently enacted laws and regulations. For sites where we are primarily responsible for the remediation, our cost estimates are developed based on internal evaluations and are not discounted. Such accruals are recorded when it is probable that we will be obligated to pay amounts for environmental site evaluation, remediation or related activities, and such amounts can be reasonably estimated. If the obligation can only be estimated within a range, we accrue the minimum amount in the range. Such accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal, are expensed as incurred.

During the year ended December 31, 2007, we spent $35.2 million to comply with domestic and international standards regulating the discharge of materials into the environment or otherwise relating to the protection of the environment (collectively, "Environmental Regulations"). This cost includes the total spent on remediation projects at current or former sites, Superfund projects and environmental compliance activities, exclusive of capital expenditures. In 2008, we expect to spend approximately $38 million to comply with Environmental Regulations. During the year ended December 31, 2007, we incurred $7.9 million in capital expenditures for environmental control equipment, and we estimate we will incur approximately $15 million during 2008. In addition, we estimate we will incur approximately $19 million in capital expenditures for the relocation of an existing plant in the U.K. to comply with local environmental regulations. Depending on the resolution of environmental permitting, up to $13 million may be spent in 2008 and the remainder in 2009. Based upon current information, we believe that our compliance with Environmental Regulations will not have a material adverse effect upon our capital expenditures, earnings or competitive position because we have either established adequate reserves or our cost for that compliance is not expected to be material to our consolidated financial statements.

The Comprehensive Environmental Response, Compensation and Liability Act (known as "Superfund" or "CERCLA") imposes liability for the release of a "hazardous substance" into the environment. Superfund liability is imposed without regard to fault, even if the waste disposal was in compliance with laws and regulations. We have been identified as a potentially responsible party ("PRP") in remedial activities related to various Superfund sites, and we accrue our share of the estimated remediation costs of the site based on the ratio of the estimated volume of waste we contributed to the site to the total volume of waste disposed at the site. With the joint and several liability imposed under Superfund, a PRP may be required to pay more than its proportional share of such costs.

We have been identified as a PRP at various Superfund sites discussed below. The United States Environmental Protection Agency (the "EPA") and appropriate state agencies supervise investigative and cleanup activities at these sites. For the year ended December 31, 2007, we paid $0.1 million in Superfund costs and have accrued an additional $5.3 million related to these sites. Payments made in 2007 are in addition to amounts previously paid in settlements, cash calls or other Superfund costs, and these ongoing contributions reduce our financial liability for the total site cleanup costs shown below. When used in the descriptions of the sites that follow, the word de minimis refers to the smallest PRPs, whose contribution rate is usually less than 1%.

(a) In 1999, Baker Oil Tools, Baker Petrolite and predecessor entities of Baker Petrolite were named as PRPs by the State of California's Department of Toxic Substances Control for the Gibson site in Bakersfield, California. Remediation consisting of extensive soil excavation and removal is now complete at a cost of approximately $5 million, with remaining costs estimated at less than $1 million. Our combined volume allocation is 1.6% for liquids and 0.4% for solids.

(b) In 2001, a Hughes Christensen predecessor, Baker Oil Tools, INTEQ and one of our former subsidiaries were named as PRPs in the Force Road State Superfund site located in Brazoria County, Texas. The Texas Commission on Environmental Quality ("TCEQ") is overseeing the investigation and remediation at the Force Road site. We participate as a member of the steering and technical committees to effectively manage the project because our volumetric contribution is currently estimated at approximately 76%. The investigation phase of the project is essentially complete and the results indicate that the extent of the groundwater contamination is less than originally estimated. These results along with new surveys indicate little to no offsite impact. We believe that after the most effective remedial alternatives are identified, the remedial costs could be less than $10 million. An accurate calculation of site remediation costs will be available once the Remedial Action Plan is developed, which will occur during early 2008. $1.8 million was raised from the de minimis settlement process, which is now complete.

(c) In 2002, Baker Petrolite predecessors, Hughes Christensen predecessors and several of our former subsidiaries were identified as PRPs for the Malone site located on Campbell Bayou Road in Texas City, Texas. The EPA oversees the investigation and remediation of the Malone site and has engaged in emergency removal actions. The investigation is complete and remedial alternatives have been developed and submitted to the EPA for evaluation. The EPA has concluded that the remaining costs for the remedial action are $52.8 million. Along with the EPA oversight costs, project management fees and other expenses, the total outstanding project costs are not expected to exceed $72 million. Our contribution was recently adjusted downward and is now 1.26%. A lawsuit filed by the current owners of the site and a related entity against the PRP Group (Malone Cooperating Parties) seeking recovery of certain alleged damages was settled at a cost of $1.2 million, and included arrangements for the eventual transfer of the property to a conservation organization or other non-profit entity.

(d) In 2003, we were identified as a de minimis PRP by the EPA for the Operating Industries, Inc. Superfund site in Monterrey Park, California. A settlement offer to all remaining de minimis parties has been repeatedly delayed. The EPA and Steering Committee have incurred approximately $345 million and expect an additional $367 million in cleanup costs. Information provided by the EPA in 2007 indicates that our contribution is 0.092%, although our ultimate liability has yet to be negotiated and may include a premium for early settlement.

(e) In 2003, Baker Petrolite was notified by the EPA of their potential involvement at the Cooper Drum Superfund site located in South Gate, California. We responded to an additional inquiry from the EPA in 2005. At this time, the estimate for comprehensive cleanup costs is approximately $20 million but the extent of our responsibility for these costs is not yet known.

(f) In 2006, we were one of five PRPs to receive an information request from the EPA regarding the Washington County Lead District Superfund site, a federal Superfund located in Washington County, Missouri. We have responded to the EPA regarding our involvement with two of the six mines listed in the information request. A preliminary screening and removal action has been completed by the EPA to evaluate the impacts of lead and other heavy metals on the soil and groundwater in the area. In late 2007, the site was proposed for inclusion on the National Priorities list. There has been no formal assignment of responsibility and an estimate of potential cleanup costs has not been developed; therefore, we are unable to estimate the potential cost to the Company.

(g) In 2006, Baker Petrolite received a General Notice of Potential Liability letter from the EPA concerning the RRG/Clayton Chemical Superfund site in Sauget, Illinois and its impact on the adjacent Sauget Area 2 Groundwater Superfund site. We have participated in cleanup activities at the Clayton site as a small party with an allocation just over the de minimis level. Our known costs are approximately 0.78% of the estimated remedy cost of $5.2 million. However, our ultimate liability may now include some responsibility for the downgradient groundwater cleanup at the Sauget Area 2 Groundwater Superfund site; however, sufficient information is not available to estimate the additional potential cost to the Company.

(h) In 2006, a settlement demand was received from the PRP Group for the Pulvair Superfund site located in Millington, Tennessee for waste sent to the site by Milchem, a predecessor to Baker Hughes Drilling Fluids. The matter has not yet been resolved; however, it is expected to be settled at a cost of less than $0.2 million.

In addition to the sites mentioned above, there are six Superfund sites where we have ongoing obligations. The emergency removal actions and subsequent remedial work at most of these sites has been completed and remaining operations are limited to groundwater recovery and/or monitoring. The monitoring phase can continue for up to 30 years. Our aggregate cost for these sites is estimated to be $0.3 million over this period of time.

While PRPs in Superfund actions have joint and several liability for all costs of remediation, it is not possible at this time to quantify our ultimate exposure because some of the projects are either in the investigative or early remediation stage, or allocation information is not yet available. However, based upon current information, we do not believe that probable or reasonably possible expenditures in connection with the sites described above are likely to have a material adverse effect on our consolidated financial statements because we have recorded adequate reserves to cover the estimate we presently believe will be our ultimate liability in the matter. Further, other PRPs involved in the sites have substantial assets and may reasonably be expected to pay their share of the cost of remediation, and, in some circumstances, we have insurance coverage or contractual indemnities from third parties to cover a portion of or the ultimate liability.

We are subject to various other governmental proceedings and regulations, including foreign regulations, relating to environmental matters, but we do not believe that any of these matters is likely to have a material adverse effect on our consolidated financial statements. We continue to focus on reducing future environmental liabilities by maintaining appropriate company standards and improving our assurance programs. See Note 15 of the Notes to Consolidated Financial Statements in Item 8 herein for further discussion of environmental matters.

"Environmental Matters" contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act (each a "Forward-Looking Statement"). The words "will," "believe," "to be," "expect," "estimate" and similar expressions are intended to identify forward-looking statements. Our expectations regarding our compliance with Environmental Regulations and our expenditures to comply with Environmental Regulations, including (without limitation) our capital expenditures for environmental control equipment, are only our forecasts regarding these matters. These forecasts may be substantially different from actual results, which may be affected by the following factors: changes in Environmental Regulations; a material change in our allocation or other unexpected, adverse outcomes with respect to sites where we have been named as a PRP, including (without limitation) the Superfund sites described above; the discovery of new sites of which we are not aware and where additional expenditures may be required to comply with Environmental Regulations; an unexpected discharge of hazardous materials in the course of our business or operations; a catastrophic event causing discharges into the environment; or an acquisition of one or more new businesses.

ITEM 1A. RISK FACTORS

An investment in our common stock involves various risks. When considering an investment in our Company, one should consider carefully all of the risk factors described below, as well as other information included and incorporated by reference in this report. There may be additional risks, uncertainties and matters not listed below, that we are unaware of, or that we currently consider immaterial. Any of these could adversely affect our business, financial condition, results of operations and cash flows and, thus, the value of an investment in our Company.

Risk Factors Related to the Worldwide Oil and Natural Gas Industry

Our business is focused on providing products and services to the worldwide oil and natural gas industry; therefore, our risk factors include those factors that impact, either positively or negatively, the markets for oil and natural gas. Expenditures by our customers for exploration, development and production of oil and natural gas are based on their expectations of future hydrocarbon demand, the risks associated with developing the reserves and the future value of the hydrocarbon reserves. Their evaluation of the future value is based, in part, on their expectations for global demand, global supply and other factors that influence oil and natural gas prices. The key risk factors currently influencing the worldwide oil and natural gas markets are discussed below.

Demand for oil and natural gas is subject to factors beyond our control, which may adversely affect our operating results.

Growth in worldwide demand for oil and natural gas, as well as the demand for our services, is highly correlated with global economic growth, and in particular by the economic growth of countries such as the U.S. and China, who are significant users of oil and natural gas. Increases in global economic activity, particularly in China and developing Asia, create more demand for oil and natural gas and higher oil and natural gas prices. A slowing of global economic growth, and in particular in the U.S. or China, will likely reduce demand for oil and natural gas, increase spare productive capacity and result in lower prices and adversely impact the demand for our services. In addition, demand for hydrocarbons could be impacted by environmental regulation targeting reduction of greenhouse gas emissions including the cost for Carbon Capture and Sequestration.

Volatility of oil and natural gas prices can adversely affect demand for our products and services.

Volatility in oil and natural gas prices can also impact our customers' activity levels and spending for our products and services. While current energy prices are important contributors to positive cash flow for our customers, expectations about future prices and price volatility are generally more important for determining future spending levels. While higher oil and natural gas prices generally lead to increased spending by our customers, sustained high energy prices can be an impediment to economic growth, and can therefore negatively impact spending by our customers. Our customers also take into account the volatility of energy prices and other risk factors by requiring higher returns for individual projects if there is higher perceived risk. Any of these factors could affect the demand for oil and natural gas and could have a material adverse effect on our results of operations.

Supply of oil and natural gas is subject to factors beyond our control, which may adversely affect our operating results.

Productive capacity for oil and natural gas is dependent on our customers' decisions to develop and produce oil and natural gas reserves. The ability to produce oil and natural gas can be affected by the number and productivity of new wells drilled and completed, as well as the rate of production and resulting depletion of existing wells. Advanced technologies, such as horizontal drilling, improve total recovery but also result in a more rapid production decline.

Access to prospects and capital are also important to our customers. Access to prospects may be limited because host governments do not allow access to the reserves or because another oil and natural gas exploration company owns the rights to develop the prospect. Access to capital is dependent on our customers' ability to access the funds necessary to develop economically attractive projects based on their expectations of future energy prices, required investments and resulting returns. Government regulations and the costs incurred by oil and natural gas exploration companies to conform to and comply with government regulations, may also limit the quantity of oil and natural gas that may be economically produced.

Supply can be interrupted by a number of factors including political instability, civil unrest, labor issues, terrorist attacks, war or military activity. Key oil producing countries which could be subject to supply interruptions include, but are not limited to, Saudi Arabia, Iraq and other Middle Eastern countries, Nigeria, Norway, Russia and Venezuela. The impact of supply disruptions on oil and natural gas prices and oil and natural gas price volatility is tempered by the size and expected duration of the disruption relative to the spare productive capacity at the time of the disruption.

Supply can also be impacted by the degree to which individual Organization of Petroleum Exporting Countries ("OPEC") nations and other large oil and natural gas producing countries, including, but not limited to, Norway and Russia, are willing and able to control production and exports of oil, to decrease or increase supply and to support their targeted oil price while meeting their market share objectives. Any of these factors could affect the supply of oil and natural gas and could have a material adverse effect on our results of operations.

The worldwide oil and natural gas industry is subject to geopolitical and terrorism risks.

Geopolitical risks and terrorist activity continue to grow in several key countries where the Company does business. These risks could lead to a loss of investment in the country as well as a disruption in business activities.

Spare productive capacity and future demand impact our operations.

Oil and natural gas storage inventory levels are an indicator of the relative balance between supply and demand. High or increasing storage or inventories generally indicate that supply is exceeding demand and that energy prices are likely to soften. Low or decreasing storage or inventories are an indicator that demand is growing faster than supply and that energy prices are likely to rise. Measures of maximum productive capacity compared to demand ("spare productive capacity") are also an important factor influencing energy prices and spending by oil and natural gas exploration companies. When spare productive capacity is low compared to demand, energy prices tend to be higher and more volatile reflecting the increased vulnerability of the entire system to disruption.

Seasonal and adverse weather conditions adversely affect demand for our services and operations.

Weather can also have a significant impact on demand as consumption of energy is seasonal and any variation from normal weather patterns, cooler or warmer summers and winters, can have a significant impact on demand. Adverse weather conditions, such as hurricanes in the Gulf of Mexico, may interrupt or curtail our operations, or our customers' operations, cause supply disruptions and result in a loss of revenue and damage to our equipment and facilities, which may or may not be insured.

Risk Factors Related to Our Business

Our expectations regarding our business are affected by the following risk factors and the timing of any of these risk factors:

We operate in a highly competitive environment, which may adversely affect our ability to succeed.

We operate in a highly competitive environment for marketing oilfield services and securing equipment and trained personnel. Our ability to continually provide competitive products and services can impact our ability to maintain or increase prices for our products and services, maintain market share and negotiate acceptable contract terms with our customers. In order to be competitive, we must provide new technologies, and reliable products and services that perform as expected and that create value for our customers. Our ability to maintain or increase prices for our products and services is in part dependent on the industry's capacity relative to customer demand, and on our ability to differentiate the value delivered by our products and services from our competitor's products and services. In addition, our ability to negotiate acceptable contract terms and conditions with our customers, especially state-owned national oil companies, our ability to manage warranty claims and our ability to effectively manage our commercial agents can also impact our results of operations.

Managing development of competitive technology and new product introductions on a forecasted schedule and at forecasted costs can impact our financial results. Development of competing technology that accelerates the obsolescence of any of our products or services can have a detrimental impact on our financial results and can result in the potential impairment of long-lived assets.

We may be disadvantaged competitively and financially by a significant movement of exploration and production operations to areas of the world in which we are not currently active.

The high cost or unavailability of infrastructure, materials, equipment, supplies and personnel could adversely affect our ability to execute our operations on a timely basis.

Our manufacturing operations are dependent on having sufficient raw materials, component parts and manufacturing capacity available to meet our manufacturing plans at a reasonable cost while minimizing inventories. Our ability to effectively manage our manufacturing operations and meet these goals can have an impact on our business, including our ability to meet our manufacturing plans and revenue goals, control costs and avoid shortages of raw materials and component parts. Raw materials and components of particular concern include steel alloys (including chromium and nickel), titanium, beryllium, copper, lead, tungsten carbide, synthetic and natural diamonds, electronic components and hydrocarbon-based chemical feed stocks. Our ability to repair or replace equipment damaged or lost in the well can also impact our ability to service our customers. A lack of manufacturing capacity could result in increased backlog, which may limit our ability to respond to short lead time orders.

People are a key resource to developing, manufacturing and delivering our products and services to our customers around the world. Our ability to manage the recruiting, training and retention of the highly skilled workforce required by our plans and to manage the associated costs could impact our business. A well-trained, motivated work force has a positive impact on our ability to attract and retain business. Rapid growth presents a challenge to us and our industry to recruit, train and retain our employees while managing the impact of wage inflation and potential lack of available qualified labor in the markets where we operate. Labor-related actions, including strikes, slowdowns and facility occupations can also have a negative impact on our business.

The terms and the impact of the settlement with the Department of Justice ("DOJ") and SEC may negatively impact our ongoing operations.

Under the settlements in connection with the previously disclosed compliance investigations by the DOJ and SEC, we are subject to ongoing review and regulation of our business operations, including the review of our operations and compliance program by an independent monitor appointed to assess our Foreign Corrupt Practices Act ("FCPA") policies and procedures. The activities of the independent monitor will have a cost to us and may cause a change in our processes and operations, the outcome of which we are unable to predict. In addition, the settlements may impact our operations or result in legal actions against us in the countries that are the subject of the settlements. Also, the collateral impact of settlement in the United States and other countries outside the United States where we do business that may claim jurisdiction over any of the matters related to the DOJ and SEC settlements could be material. These settlements could also result in third-party claims against us, which may include claims for special, indirect, derivative or consequential damages. In addition, we could incur additional taxes as a result of our resolution with the DOJ and SEC.

Our failure to comply with the terms of our agreements with the DOJ and SEC would have a negative impact on our ongoing operations.

Under the settlements with the DOJ and SEC, we are subject to a two-year deferred prosecution agreement and enjoined by the federal district court against any further violations of the FCPA. Accordingly, the settlements reached with the DOJ and SEC could be substantially nullified and we could be subject to severe sanctions and civil and criminal prosecution as well as fines and penalties in the event of a subsequent violation by us or any of our employees or our failure to meet all of the conditions contained in the settlements. The impact of the settlements on our ongoing operations could include limits on revenue growth and increases in operating costs. Our ability to comply with the terms of the settlements is dependent on the success of our ongoing compliance program, including our ability to continue to manage our agents and business partners and supervise, train and retain competent employees and the efforts of our employees to comply with applicable law and the Baker Hughes Business Code of Conduct.

Compliance with and changes in laws or adverse positions taken by taxing authorities could be costly and could affect operating results.

Our operations in the U.S. and over 90 countries can be impacted by expected and unexpected changes in the legal and business environments in which we operate. Our ability to manage our compliance costs will impact our ability to meet our earnings goals. Compliance related issues could also limit our ability to do business in certain countries. Changes that could impact the legal environment include new legislation, new regulation, new policies, investigations and legal proceedings and new interpretations of the existing legal rules and regulations, in particular, changes in export control laws or exchange control laws, additional restrictions on doing business in countries subject to sanctions, and changes in laws in countries where we operate or intend to operate. Changes that impact the business environment include changes in accounting standards, changes in environmental laws, changes in tax laws or tax rates, the resolution of tax assessments or audits by various tax authorities, and the ability to fully utilize our tax loss carryforwards and tax credits. In addition, we may periodically restructure our legal entity organization. If taxing authorities were to disagree with our tax positions in connection with any such restructurings, our effective tax rate could be materially impacted.

These changes could have a significant financial impact on our future operations and the way we conduct, or if we conduct, business in the affected countries.

Uninsured claims and litigation could adversely impact our operating results.

We could be impacted by the outcome of pending litigation as well as unexpected litigation or proceedings. We have insurance coverage against operating hazards, including product liability claims and personal injury claims related to our products, to the extent deemed prudent by our management and to the extent insurance is available, however, no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future claims and litigation. This insurance has deductibles or self-insured retentions and contains certain coverage exclusions. The insurance does not cover damages from breach of contract by us or based on alleged fraud or deceptive trade practices. Whenever possible, we obtain agreements from customers that limit our liability. Insurance and customer agreements do not provide complete protection against losses and risks, and our results of operations could be adversely affected by unexpected claims not covered by insurance.

Compliance with and rulings and litigation in connection with environmental regulations may adversely affect our business and operating results.

Our business is impacted by unexpected outcomes or material changes in environmental liability. Changes in our environmental liability could originate with the discovery of new environmental remediation sites, changes in environmental regulations, or the discharge of hazardous materials into the environment.

Control of oil and gas reserves by state-owned oil companies may impact the demand for our services and create additional risks in our operations.

Much of the world's oil and gas reserves are controlled by state-owned oil companies. State-owned oil companies may require its contractors to meet local content requirements or other local standards that could be difficult for the Company to meet. The failure to meet the local content requirements and other local standards may adversely impact the Company's operations in those countries.

In addition, many state-owned oil companies may require integrated contracts or turn-key contracts that could require the Company to provide services outside its core business. Providing services on an integrated or turnkey basis generally require the Company to assume additional risks.

Changes in economic conditions and currency fluctuations may adversely affect our operating results.

Fluctuations in foreign currencies relative to the U.S. Dollar can impact our costs of doing business. Most of our products and services are sold through contracts denominated in U.S. Dollars or local currency indexed to U.S. Dollars. Local expenses and some of our manufacturing costs are incurred in local currencies and therefore changes in the exchange rates between the U.S. Dollar and foreign currencies, particularly the British Pound Sterling, Euro, Canadian Dollar, Norwegian Krone, Venezuelan Bolivar, Australian Dollar and Brazilian Real, can increase or decrease our expenses reported in U.S. Dollars and may adversely impact our results of operations.

The condition of the capital markets and equity markets in general can affect the price of our common stock and our ability to obtain financing, if necessary. If the Company's credit rating is downgraded, this would increase our costs under our $500.0 million revolving credit agreement and commercial paper program, as well as the cost of obtaining, or make it more difficult to obtain or issue, new debt financing.

Our ability to forecast the size of and changes in the worldwide oil and natural gas industry and our ability to forecast our customers' activity levels and demand for our products and services impacts our management of our manufacturing and distribution activities, our staffing levels and our cash and financing requirements. Unanticipated changes in our customers' requirements can impact our costs, creating temporary shortages or surpluses of equipment and people and demands for cash or financing.

Changes in market conditions may impact any stock repurchases.

To the extent the Company engages in stock repurchases, such activity is subject to market conditions, such as the trading prices for our stock, as well as the terms of any stock purchase plans intended to comply with Rule 10b5-1 or Rule 10b-18 of the Exchange Act. Management in its discretion may engage in or discontinue stock repurchases at any time.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We are headquartered in Houston, Texas and operate 47 principal manufacturing plants, ranging in size from approximately 5,000 to 300,000 square feet of manufacturing space. The total aggregate area of the plants is approximately 3.3 million square feet, of which approximately 2.1 million square feet (64.9%) are located in the United States, 0.4 million square feet (10.5%) are located in Canada and South America, 0.8 million square feet (22.8%) are located in Europe, and a minimal amount of space is located in the Far East. Our principal manufacturing plants are located in: United States – Houston, Texas; Broken Arrow, Claremore and Tulsa, Oklahoma; Lafayette, Louisiana; Canada and South America – Calgary, Canada; Maracaibo, Venezuela; Mendoza, Argentina and Europe – Aberdeen and East Kilbride, Scotland; Celle, Germany; Belfast, Northern Ireland.

We own or lease numerous service centers, shops and sales and administrative offices throughout the geographic areas in which we operate. We also have a significant investment in service vehicles, rental tools and manufacturing and other equipment. We believe that our manufacturing facilities are well maintained and suitable for their intended purposes. The table below shows our principal manufacturing plants by segment and geographic area:

Segment	United States	Canada and South America	Europe	Far East	Total
Completion and Production	16	4	7	1	28
Drilling and Evaluation	13	1	4	1	19

ITEM 3. LEGAL PROCEEDINGS

We are involved in litigation or proceedings that have arisen in our ordinary business activities. We insure against these risks to the extent deemed prudent by our management and to the extent insurance is available, but no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain deductibles or self-insured retentions in amounts we deem prudent and for which we are responsible for payment. In determining the amount of self-insurance, it is our policy to self-insure those losses that are predictable, measurable and recurring in nature, such as claims for automobile liability, general liability and workers compensation. We record accruals for the uninsured portion of losses related to these types of claims. The accruals for losses are calculated by estimating losses for claims using historical claim data, specific loss development factors and other information as necessary.

On September 12, 2001, we, without admitting or denying the factual allegations contained in the Order, consented with the SEC to the entry of an Order making Findings and Imposing a Cease-and-Desist Order (the "Order") for violations of Section 13(b)(2)(A) and Section 13(b)(2)(B) of the Exchange Act. Among the findings included in the Order were the following: In 1999, we discovered that certain of our officers had authorized an improper $75,000 payment to an Indonesian tax official, after which we embarked on a corrective course of conduct, including voluntarily and promptly disclosing the misconduct to the SEC and the DOJ. In the course of our investigation of the Indonesia matter, we learned that we had made payments in the amount of $15,000 and $10,000 in India and Brazil, respectively, to our agents, without taking adequate steps to ensure that none of the payments would be passed on to foreign government officials. The Order found that the foregoing payments violated Section 13(b)(2)(A). The Order also found us in violation of Section 13(b)(2)(B) because we did not have a system of internal controls to determine if payments violated the FCPA. The FCPA makes it unlawful for U.S. issuers, including us, or anyone acting on their behalf, to make improper payments to any foreign official in order to obtain or retain business. In addition, as discussed below, the FCPA establishes accounting and internal control requirements for U.S. issuers. We cooperated with the SEC's investigation.

By the Order, dated September 12, 2001 (previously disclosed by us and incorporated by reference in this annual report as Exhibit 99.1), we agreed to cease and desist from committing or causing any violation and any future violation of Section 13(b)(2)(A) and Section 13(b)(2)(B) of the Exchange Act. Such Sections of the Exchange Act require issuers to: (x) make and keep books, records and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer and (y) devise and maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary: (I) to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and (II) to maintain accountability for assets.

On March 29, 2002, we announced that we had been advised that the SEC and the DOJ were conducting investigations into allegations of violations of law relating to Nigeria and other related matters. The SEC has issued a formal order of investigation into possible violations of provisions under the FCPA regarding anti-bribery, books and records and internal controls. In connection with the investigations, the SEC has issued subpoenas seeking information about our operations in Angola (subpoena dated August 6, 2003) and Kazakhstan (subpoenas dated August 6, 2003 and April 22, 2005) as part of its ongoing investigation. We provided documents to and cooperated fully with the SEC and DOJ. In addition, we conducted internal investigations into these matters. Our internal investigations identified issues regarding the propriety of certain payments and apparent deficiencies in our books and records and internal controls with respect to certain operations in Angola, Kazakhstan and Nigeria, as well as potential liabilities to government authorities in Nigeria. Evidence obtained during the course of the investigations was provided to the SEC and DOJ.

On April 26, 2007, the United States District Court, Southern District of Texas, Houston Division (the "Court") unsealed a three-count criminal information that had been filed against us as part of the execution of a Deferred Prosecution Agreement (the "DPA") between us and the DOJ. The three counts arise out of payments made to an agent in connection with a project in Kazakhstan and include conspiracy to violate the FCPA, a substantive violation of the antibribery provisions of the FCPA, and a violation of the FCPA's books-and-records provisions. All three counts relate to our operations in Kazakhstan during the period from 2000 to 2003. Although we did not plead guilty to that information, we face prosecution under that information, and possibly under other charges as well, if we fail to comply with the terms of the DPA. Those terms include, for the two-year term of the DPA, full cooperation with the government; compliance with all federal criminal law, including but not limited to the FCPA; and adoption of a Compliance Code containing specific provisions intended to prevent violations of the FCPA. The DPA also requires us to retain an independent monitor for a term of three years to assess and make recommendations about our compliance policies and procedures and our implementation of those procedures. Provided that we comply with the DPA, the DOJ has agreed not to prosecute us for violations of the FCPA based on information that we have disclosed to the DOJ regarding our operations in Nigeria, Angola, Kazakhstan, Indonesia, Russia, Uzbekistan, Turkmenistan, and Azerbaijan, among other countries.

On the same date, the Court also accepted a plea of guilty by our subsidiary Baker Hughes Services International, Inc. ("BHSII") pursuant to a plea agreement between BHSII and the DOJ (the "Plea Agreement") based on similar charges relating to the same conduct. Pursuant to the Plea Agreement, BHSII agreed to a three-year term of organizational probation. The Plea Agreement contains provisions requiring BHSII to cooperate with the government, to comply with all federal criminal law, and to adopt a Compliance Code similar to the one that the DPA requires of the Company.

Also on April 26, 2007, the SEC filed a Complaint (the "SEC Complaint") and a proposed order (the "SEC Order") against us in the Court. The SEC Complaint and the SEC Order were filed as part of a settled civil enforcement action by the SEC, to resolve the civil portion of the government's investigation of us. As part of our agreement with the SEC, we consented to the filing of the SEC Complaint without admitting or denying the allegations in the Complaint, and also consented to the entry of the SEC Order. The SEC Complaint alleges civil violations of the FCPA's antibribery provisions related to our operations in Kazakhstan, the FCPA's books-and-records and internal-controls provisions related to our operations in Nigeria, Angola, Kazakhstan, Indonesia, Russia, and Uzbekistan, and the SEC's cease and desist order of September 12, 2001. The SEC Order became effective on May 1, 2007, which is the date it was confirmed by the Court. The SEC order enjoins us from violating the FCPA's antibribery, books-and-records, and internal-controls provisions. As in the DPA, it requires that we retain the independent monitor to assess our FCPA compliance policies and procedures for the three-year period.

Under the terms of the settlements with the DOJ and the SEC, the Company and BHSII paid, in the second quarter of 2007, $44.1 million ($11 million in criminal penalties, $10 million in civil penalties, $19.9 million in disgorgement of profits and $3.2 million in pre-judgment interest) to settle these investigations. In the fourth quarter of 2006, we recorded a financial charge for the potential settlement. We previously disclosed copies of these agreements and settlements and the same are incorporated by reference in this annual report as Exhibits 10.54, 10.55 and 99.2 through 99.7.

We have retained, and the SEC and DOJ have approved, an independent monitor to assess our FCPA compliance policies and procedures for the specified three-year period.

On May 4, 2007 and May 15, 2007, The Sheetmetal Workers' National Pension Fund and Chris Larson, respectively, instituted shareholder derivative lawsuits for and on the Company's behalf against certain current and former members of the Board of Directors and certain officers, and the Company as a nominal defendant, following the Company's settlement with the DOJ and SEC in April 2007. On August 17, 2007, The Alaska Plumbing and Pipefitting Industry Pension Trust also instituted a shareholder derivative lawsuit for and on the Company's behalf against certain current and former members of the Board of Directors and certain officers, and the Company as a nominal defendant. The complaints in all three lawsuits allege, among other things, that the individual defendants failed to implement adequate controls and compliance procedures to prevent the events addressed by the settlement with the DOJ and SEC. The relief sought in the lawsuits includes a declaration that the defendants breached their fiduciary duties, an award of damages sustained by the Company as a result of the alleged breach and monetary and injunctive relief, as well as attorneys' and experts' fees. The lawsuits brought by the Sheetmetal Workers' National Pension Fund and The Alaska Plumbing and Pipefitting Industry Pension Trust are pending in the Houston Division of the United States District Court for the Southern District of Texas. These lawsuits have been consolidated and an amended complaint in the consolidated action was filed on October 15, 2007. The lawsuit brought by Chris Larson is pending in the 215th District Court of Harris County, Texas. We do not expect these lawsuits to have a material adverse effect on our consolidated financial statements.

On May 12, 2006, Baker Hughes Oilfield Operations, Inc. ("BHOO"), a subsidiary of the Company, was named as a defendant in a lawsuit in the United States District Court, Eastern District of Texas brought by Reed Hycalog against BHOO and other third parties arising out of alleged patent infringement relating to the sale of certain diamond drill bits utilizing certain types of polycrystalline diamond cutters sold by our Hughes Christensen division. Reed Hycalog seeks compensatory damages and injunctive relief against the defendants, as well as attorneys' fees and other costs. On September 11, 2007, the court issued a ruling regarding the scope of Reed Hycalog's patent infringement claims. On January 18, 2008, Reed Hycalog filed with the court a report claiming an amount of compensatory damages due from Baker Hughes ranging from approximately $51 million to approximately $226 million. Reed Hycalog has also claimed they are entitled to enhanced damages and attorney fees. The Company and BHOO believe they have reasonable defenses to these claims and have asserted counter-claims for infringement by Reed Hycalog of certain of our drill bit patents in the lawsuit. We are not able to predict the outcome of this litigation or its impact on our consolidated financial statements.

Further information is contained in the "Environmental Matters" section of Item 1 herein.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, $1.00 par value per share, is principally traded on the New York Stock Exchange. Our common stock is also traded on the SWX Swiss Exchange. As of February 19, 2008, there were approximately 295,000 stockholders and approximately 15,800 stockholders of record.

For information regarding quarterly high and low sales prices on the New York Stock Exchange for our common stock during the two years ended December 31, 2007, and information regarding dividends declared on our common stock during the two years ended December 31, 2007, see Note 17 of the Notes to Consolidated Financial Statements in Item 8 herein.

The following table contains information about our purchases of equity securities during the fourth quarter of 2007.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share(1)	Total Number of Shares Purchased as Part of a Publicly Announced Program(2)	Average Price Paid Per Share(3)	Total Number of Shares Purchased in the Aggregate	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Program(4)
October 1–31, 2007	13,336	$ 91.56	1,200	$ 85.01	14,536	$ –
November 1–30, 2007	–	–	1,551,300	81.36	1,551,300	–
December 1–31, 2007	–	–	1,401,546	82.18	1,401,546	–
Total	13,336	$ 91.56	2,954,046	$ 81.75	2,967,382	$ 823,958,000

(1) Represents shares purchased from employees to pay the option exercise price related to stock-for-stock exchanges in option exercises or to satisfy the tax withholding obligations in connection with the vesting of restricted stock awards and restricted stock units.

(2) Repurchases were made under Stock Purchase Plans with an agent that complied with the requirements of Rule 10b5-1 of the Exchange Act (the "Plans") as well as open market purchases that complied with Rule 10b-18 of the Exchange Act. On August 31, 2007, we entered into a Plan that ran from September 4, 2007 through October 31, 2007. On December 7, 2007, we entered into a Plan that ran from December 10, 2007 through February 20, 2008. Under the Plans, the agent repurchased a number of shares of our common stock determined under the terms of the Plan each trading day based on the trading price of the stock on that day. Shares were repurchased under the Plans by the agent at the prevailing market prices, in open market transactions which complied with Rule 10b-18 of the Exchange Act.

(3) Average price paid includes commissions.

(4) In April 2006, the Board of Directors authorized the repurchase of an additional $1.8 billion of common stock which was in addition to the balance remaining from the Board of Directors' previous authorization. On July 26, 2007, our Board of Directors authorized a plan to repurchase up to $1.0 billion of our common stock, from time to time, in addition to the existing stock repurchase plan. During the fourth quarter of 2007, we repurchased 3.0 million shares of our common stock at an average price of $81.75 per share, for a total of $241.5 million with authorization remaining to repurchase up to a total of $824.0 million of our common stock as of the end of 2007. Stock repurchases in 2008 (through February 19, 2008) were 8.0 million shares of common stock at an average price of $68.95 per share for a total of $551.8 million. As of February 19, 2008, we have authorization remaining to repurchase up to a total of $272.2 million of our common stock.

Corporate Performance Graph

The following graph compares the yearly change in our cumulative total stockholder return on our common stock (assuming reinvestment of dividends into common stock at the date of payment) with the cumulative total return on the published Standard & Poor's 500 Stock Index and the cumulative total return on Standard & Poor's Oil and Gas Equipment and Services Index over the preceding five-year period.

Comparison of Five-Year Cumulative Total Return*
Baker Hughes Incorporated; S&P 500 Index and S&P Oil and Gas Equipment and Services Index


$425
$375
$325
$275
$225
$175
$125
$75
$25
Baker Hughes
S&P 500 Index
S&P Oil and Gas Equipment and Services Index
2002
2003
2004
2005
2006
2007

	2002	2003	2004	2005	2006	2007
Baker Hughes	$ 100.00	$ 101.47	$ 136.25	$ 195.93	$ 242.32	$ 264.98
S&P 500 Index	100.00	128.68	142.68	149.69	173.33	182.85
S&P Oil and Gas Equipment and Services Index	100.00	124.74	164.48	244.37	282.34	417.57

* Total return assumes reinvestment of dividends on a quarterly basis.

The comparison of total return on investment (change in year-end stock price plus reinvested dividends) assumes that $100 was invested on December 31, 2002 in Baker Hughes common stock, the S&P 500 Index and the S&P Oil and Gas Equipment and Services Index.

The Corporate Performance Graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that Baker Hughes specifically incorporates it by reference into such filing.

ITEM 6. SELECTED FINANCIAL DATA

The Selected Financial Data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data," both contained herein.

	Year Ended December 31,				
(In millions, except per share amounts)	2007	2006	2005	2004	2003
Revenues	$ 10,428.2	$ 9,027.4	$ 7,185.5	$ 6,079.6	$ 5,233.3
Costs and expenses:					
Cost of revenues	6,845.6	5,876.4	5,023.7	4,428.3	3,867.2
Research and engineering	372.0	338.9	299.6	271.7	253.9
Marketing, general and administrative	932.8	877.8	628.8	563.2	511.0
Impairment of investment in affiliate	–	–	–	–	45.3
Restructuring charge reversals	–	–	–	–	(1.1)
Total costs and expenses	8,150.4	7,093.1	5,952.1	5,263.2	4,676.3
Operating income	2,277.8	1,934.3	1,233.4	816.4	557.0
Equity in income (loss) of affiliates	1.2	60.4	100.1	36.3	(137.8)
Gain on sale of interest in affiliate	–	1,743.5	–	–	–
Interest expense	(66.1)	(68.9)	(72.3)	(83.6)	(103.1)
Interest and dividend income	43.8	67.5	18.0	6.8	5.3
Income from continuing operations before income taxes	2,256.7	3,736.8	1,279.2	775.9	321.4
Income taxes	(742.8)	(1,338.2)	(404.8)	(250.6)	(145.6)
Income from continuing operations	1,513.9	2,398.6	874.4	525.3	175.8
Income (loss) from discontinued operations, net of tax	–	20.4	4.9	3.3	(41.3)
Income before cumulative effect of accounting change	1,513.9	2,419.0	879.3	528.6	134.5
Cumulative effect of accounting change, net of tax	–	–	(0.9)	–	(5.6)
Net income	$ 1,513.9	$ 2,419.0	$ 878.4	$ 528.6	$ 128.9
Per share of common stock:					
Income from continuing operations:					
Basic	$ 4.76	$ 7.26	$ 2.58	$ 1.57	$ 0.52
Diluted	4.73	7.21	2.56	1.57	0.52
Dividends	0.52	0.52	0.475	0.46	0.46
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 1,054.4	$ 1,103.7	$ 774.0	$ 319.0	$ 98.4
Working capital	3,837.7	3,345.9	2,479.4	1,738.3	1,210.5
Total assets	9,856.6	8,705.7	7,807.4	6,821.3	6,416.5
Long-term debt	1,069.4	1,073.8	1,078.0	1,086.3	1,133.0
Stockholders' equity	6,305.6	5,242.9	4,697.8	3,895.4	3,350.4

NOTES TO SELECTED FINANCIAL DATA

(1) **Discontinued operations.** The selected financial data includes reclassifications to reflect Baker Supply Products Division, Baker Hughes Mining Tools, BIRD Machine, EIMCO Process Equipment and our oil producing operations in West Africa as discontinued operations. See Note 2 of the Notes to Consolidated Financial Statements in Item 8 herein for additional information regarding discontinued operations.

(2) **Reclassifications.** During the fourth quarter of 2007, we began classifying certain expenses as cost of sales and cost of services and rentals that were previously classified as selling, general and administrative expenses. The change was the result of an internal review to improve management reporting. The reclassified expenses relate to selling and field service costs which are closely related to operating activities. In addition, we have renamed selling, general and administrative expenses on the statement of operations to marketing, general and administrative expenses to more accurately describe the costs included therein. The impact of these reclassifications is to increase cost of sales by $366.1 million, $318.6 million, $276.2 million, $266.4 million and $177.8 million for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively; increase cost of services and rentals by $123.9 million, $114.3 million, $104.7 million, $82.6 million and $135.7 million for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively; and decrease marketing, general and administrative expense by $490.0 million, $432.9 million, $380.9 million, $349.0 million and $313.5 million for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively. These reclassifications had no impact on total costs and expenses as these changes offset one another. All prior periods have been reclassified to conform to this new presentation.

(3) **Equity in income (loss) of affiliates and impairment of investment in affiliate.** In 2003, we recorded $135.7 million in equity in income (loss) of affiliates for our share of $452.0 million of certain impairment and restructuring charges taken by WesternGeco, a seismic venture in which we had a 30% interest. The charges related to the impairment of WesternGeco's multiclient seismic library and rationalization of WesternGeco's marine seismic fleet. In addition, as a result of the continued weakness in the seismic industry, we evaluated the value of our investment in WesternGeco and recorded an impairment loss of $45.3 million in 2003 to write-down the investment to its fair value. In April 2006, we sold our 30% interest in WesternGeco.

(4) **Restructuring charge reversals.** In 2000, our Board of Directors approved a plan to substantially exit the oil and natural gas exploration business and recorded a restructuring charge of $29.5 million. Included in the restructuring charge was $1.1 million for a contractual obligation related to an oil and natural gas property in Angola. The property was sold in 2003, and we reversed the liability related to this contractual obligation.

(5) **Gain on sale of interest in affiliate.** On April 28, 2006, we sold our 30% interest in WesternGeco, a seismic venture we formed with Schlumberger in 2000, to Schlumberger for $2.4 billion. We recorded a pre-tax gain of $1,743.5 million on the sale. See Note 5 of the Notes to Consolidated Financial Statements in Item 8 herein for additional information regarding this sale.

(6) **Cumulative effect of accounting change.** In 2005, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 47 ("FIN 47"), *Accounting for Conditional Asset Retirement Obligations*. In 2003, we adopted Statement of Financial Accounting Standards ("SFAS") No. 143, *Accounting for Asset Retirement Obligations*.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the consolidated financial statements of "Item 8. Financial Statements and Supplementary Data" contained herein.

EXECUTIVE SUMMARY

We are a leading provider of drilling, formation evaluation, completion and production products and services to the worldwide oil and natural gas industry. We report our results under two segments – Drilling and Evaluation and Completion and Production – which are aligned by product line based upon the types of products and services provided to our customers and upon the business characteristics of the divisions during business cycles. Collectively, we refer to the results of these two segments as Oilfield Operations.

- The Drilling and Evaluation segment consists of the Baker Hughes Drilling Fluids (drilling fluids), Hughes Christensen (oilfield drill bits), INTEQ (drilling, measurement-while-drilling and logging-while-drilling) and Baker Atlas (wireline formation evaluation and wireline completion services) divisions. The Drilling and Evaluation segment provides products and services used to drill and evaluate oil and natural gas wells.
- The Completion and Production segment consists of the Baker Oil Tools (workover, fishing and completion equipment), Baker Petrolite (oilfield specialty chemicals) and Centrilift (electrical submersible pumps and progressing cavity pumps) divisions. The Completion and Production segment also includes our ProductionQuest (production optimization and permanent monitoring) business unit. The Completion and Production segment provides equipment and services used from the completion phase through the productive life of oil and natural gas wells.

We previously reported a third segment, WesternGeco, which consisted of our 30% interest in WesternGeco, a seismic venture jointly owned with Schlumberger. On April 28, 2006, we sold our 30% interest in WesternGeco to Schlumberger for $2.4 billion and recorded a pre-tax gain of $1,743.5 million ($1,035.2 million after-tax).

The business operations of our divisions are organized around four primary geographic regions: North America, Latin America, Middle East and Asia Pacific, and Europe, Africa, Russia and the Caspian. Each region has a council comprised of regional vice presidents from each division as well as representatives from various functions such as human resources, legal including compliance, marketing, finance and treasury, and health, safety and environmental. The regional vice presidents report directly to each division president. Through this structure, we have placed our management closer to the customer, facilitating stronger customer relationships and allowing us to react more quickly to local market conditions and needs.

We operate in over 90 countries around the world and our corporate headquarters is in Houston, Texas. We have significant manufacturing operations in various countries, including, but not limited to, the United States (Texas, Oklahoma and Louisiana), the United Kingdom (Scotland and Northern Ireland), Germany (Celle), and South America (Venezuela and Argentina). As of December 31, 2007, we had approximately 35,800 employees, up 1,200 employees from December 31, 2006. Approximately 57% of our employees work outside the United States.

2007 Financial Results

We reported revenues of $10,428.2 million for 2007, a 15.5% increase compared with 2006, exceeding the 2.3% increase in the worldwide average rig count for 2007 compared with 2006. During 2007, the rig count continued to increase outside North America, as oil and natural gas companies around the world recognized the need to build productive capacity to meet the growing demand for hydrocarbons and to offset depletion of existing developed reserves. The North American rig count was flat in 2007 compared to 2006 primarily due to the weak market conditions in Canada and offshore U.S., which offset growth in the U.S. land market. Oil prices were at historic highs in 2007, reflecting continued strong demand and relatively low spare productive capacity as well as a weaker U.S. Dollar. In addition to the growth in our revenues from increased activity, our revenues were impacted by changes in market share in certain product lines and to a lesser extent pricing improvements. Net income for 2007 was $1,513.9 million, compared with $2,419.0 million in 2006, which included $1,035.2 million after-tax gain on the sale of our interest in WesternGeco.

Below are details of the Oilfield Operations revenue by region (dollar amounts in millions).

	Revenue by Region				
Year Ended	North America(1)	Latin America(2)	Europe, Africa, Russia and the Caspian(3)	Middle East, Asia Pacific(4)	Oilfield Operations
December 31, 2007	$ 4,358.0	$ 990.1	$ 3,065.6	$ 2,014.5	$ 10,428.2
December 31, 2006	3,999.6	826.7	2,472.6	1,728.5	9,027.4
$ Increase	$ 358.4	$ 163.4	$ 593.0	$ 286.0	$ 1,400.8
% Increase	8.9%	19.7%	24.0%	16.5%	15.5%

(1) United States and Canada.

(2) Mexico, Central America and South America.

(3) Europe, Africa, Russia and the Caspian area, excluding Egypt.

(4) Middle East and Asia Pacific, including Egypt.

- The 8.9% increase in North America revenue was driven by a strong increase in gas-directed horizontal drilling on land in the U.S. where the rig count for land and inland water drilling increased 8.7% in 2007 compared with 2006. Revenue from the U.S. offshore market was impacted by the ongoing migration of rigs out of the Gulf of Mexico to more attractive international markets and weather-related disruptions. U.S. offshore revenue was up 2.9% compared to a rig count that was down 18.9% in 2007 compared with 2006. Revenue from Canada was down reflecting lower economic returns for Canadian exploration and production projects evidenced by a rig count that declined 27.2% compared to 2006.
- Outside of North America revenue increased 20.7% in 2007 compared with 2006.
  - Latin America revenue increased 19.7% in 2007 compared with 2006, while the Latin America rig count was up 9.6%. The increase was driven by market share gains in Brazil and drilling activity increases in Colombia.
  - A 24.0% increase in Europe, Africa, Russia and the Caspian revenue was driven by an increase in revenue from Russia and the Caspian of 50.4%, revenue from projects in Equatorial Guinea and revenue from projects in the U.K. and the Norwegian sector of the North Sea. Revenue in Europe increased 19.6% while the rig count was flat compared with 2006. Revenue in Africa increased 17.0% exceeding rig count increases of 13.8% compared with 2006. We do not count rigs in Russia or the Caspian.
  - Middle East and Asia Pacific revenues were up 16.5% in 2007 compared with 2006. Revenue from the Middle East was up 18.1%, driven by our activities in Saudi Arabia and Qatar, compared to the Middle East rig count which increased 11.3%. Asia Pacific revenue was up 15.0%, driven by our activities in Australia, Malaysia and India, compared to the Asia Pacific rig count that increased 5.7%. We do not count rigs for onshore China.

The customers for our products and services include the super-major and major integrated oil and natural gas companies, independent oil and natural gas companies and state-owned national oil companies ("NOCs"). Our ability to compete in the oilfield services market is dependent on our ability to differentiate our product and service offerings by technology, service and the price paid for the value we deliver.

The primary driver of our business is our customers' capital and operating expenditures dedicated to exploring, and drilling for, and developing and producing oil and natural gas. Our business is cyclical and is dependent upon our customers' forecasts of future oil and natural gas prices, future economic growth and hydrocarbon demand and estimates of future oil and natural gas production. During 2007, our customers' spending directed to both worldwide oil and North American natural gas projects increased compared with 2006. The increase in spending was driven by the multi-year requirement to find, develop and produce more hydrocarbons to meet the growth in demand, offset production declines, increase inventory levels and increase spare productive capacity. Additionally, the increase was supported by historically high oil and natural gas prices.

BUSINESS ENVIRONMENT

Our business environment and its corresponding operating results are significantly affected by the level of energy industry spending for the exploration, development, and production of oil and natural gas reserves. Spending by oil and natural gas exploration and production companies is dependent upon their forecasts regarding the expected future supply and future demand for oil and natural gas products and their estimates of risk-adjusted costs to find, develop, and produce reserves. Changes in oil and natural gas exploration and production spending will normally result in increased or decreased demand for our products and services, which will be reflected in the rig count and other measures.

Oil and Natural Gas Prices

Generally, changes in the current price and expected future price of oil or natural gas drive customers' expectations about their prospects from oil and natural gas sales and their expenditures to explore for or produce oil and natural gas. Accordingly, changes in these expenditures will normally result in increased or decreased demand for our products and services. Oil (Bloomberg West Texas Intermediate (WTI) Cushing Crude Oil Spot Price) and natural gas (Bloomberg Henry Hub Natural Gas Spot Price) prices are summarized in the table below as averages of the daily closing prices during each of the periods indicated.

	2007	2006	2005
Oil prices ($/Bbl)	$ 72.23	$ 66.09	$ 56.59
Natural gas prices ($/mmBtu)*	6.96	6.73	8.66

* In late September 2005, Hurricane Rita damaged natural gas processing facilities in Henry, Louisiana ("Henry Hub") and the New York Mercantile Exchange declared force majeure on its Henry Hub natural gas contracts. As a result, the average natural gas prices for 2005 exclude price data for September 22, 2005 through October 6, 2005 when there was insufficient activity to determine a spot price.

Oil prices averaged a nominal historic high of $72.23/Bbl for the year 2007. The year 2007 began with oil prices declining to a yearly low of $50.48/Bbl in mid-January. Throughout the balance of the year oil prices continued to increase due to concerns about weak inventory levels, limited worldwide excess productive capacity and concerns that demand growth would outpace production growth. The weakening of the U.S. Dollar relative to other currencies also contributed to the higher price. Oil prices reached a yearly high of $98.88/Bbl in mid-November 2007.

Natural gas prices averaged $6.96/mmBtu for the year 2007. The year 2007 began with record levels of natural gas in storage and gas prices in the low $5/mmBtu range. However, cold weather from mid-January to early February resulted in higher than anticipated withdrawals of gas in storage and placed upward pressure on gas prices, which increased to a yearly high of $9.07/mmBtu in early February 2007. As natural gas inventory continued to build throughout the year, gas prices again came under pressure, hitting a low of $5.29/mmBtu in early September. Prices recovered in late September on expectations of cooler weather and ended the year over $7/mmBtu.

Rig Counts

We have been providing rig counts to the public since 1944. We gather all relevant data through our field service personnel, who obtain the necessary data from routine visits to the various rigs, customers, contractors or other outside sources. This data is then compiled and distributed to various wire services and trade associations and is published on our website. Rig counts are compiled weekly for the U.S. and Canada and monthly for all international and U.S. workover rigs. Published international rig counts do not include rigs drilling in certain locations, such as Russia, the Caspian and onshore China, because this information cannot be readily obtained.

Rigs in the U.S. are counted as active if, on the day the count is taken, the well being drilled has been started but drilling has not been completed and the well is anticipated to be of sufficient depth, which may change from time to time and may vary from region to region, to be a potential consumer of our drill bits. Rigs in Canada are counted as active if data obtained by the Canadian Association of Oilwell Drillers and Contractors indicates that drilling operations have occurred during the week and we are able to verify this information. In most international areas, rigs are counted as active if drilling operations have taken place for at least 15 days during the month. In some active international areas where better data is available, a weekly or daily average of active rigs is taken. In those international areas where there is poor availability of data, the rig counts are estimated from third party data. The rig count does not include rigs that are in transit from one location to another, are rigging up, are being used in non-drilling activities, including production testing, completion and workover, or are not significant consumers of drill bits.

Our rig counts are summarized in the table below as averages for each of the periods indicated.

	2007	2006	2005[1]
U.S. – land and inland waters	1,695	1,559	1,290
U.S. – offshore	73	90	93
Canada	343	471	455
North America	2,111	2,120	1,838
Latin America	355	324	316
North Sea	48	49	43
Other Europe	29	28	27
Africa	66	58	50
Middle East	265	238	190
Asia Pacific	241	228	225
Outside North America	1,004	925	851
Worldwide	3,115	3,045	2,689

(1) Restated to exclude rig counts for Iran and Sudan, which counts were discontinued as of December 31, 2005.

The U.S. land and inland waters rig count increased 8.7% in 2007 compared with 2006, due to increased natural gas drilling activity. The U.S. offshore rig count decreased 18.9% in 2007 compared with 2006, reflecting the ongoing migration of rigs out of the Gulf of Mexico to more attractive markets and weather-related disruptions. The Canadian rig count decreased 27.2% over 2006 levels due to lower activity resulting from less-favorable economics for natural gas producers.

Outside North America, the rig count increased 8.5% in 2007 compared with 2006. The rig count in Latin America increased 9.6% in 2007 compared with 2006, driven primarily by activity increases in Colombia, Brazil and Mexico. The North Sea rig count was down slightly in 2007 compared with 2006. The rig count in Africa increased by 13.8% in 2007 compared with 2006. Activity in 2007 in the Middle East increased 11.3% compared with 2006, driven primarily by activity increases in Saudi Arabia, Egypt and Oman. The rig count in the Asia Pacific region was up 5.7% in 2007 compared with 2006, with modest increases in multiple countries across the region.

RESULTS OF OPERATIONS

The discussions below relating to significant line items from our consolidated statements of operations are based on available information and represent our analysis of significant changes or events that impact the comparability of reported amounts. Where appropriate, we have identified specific events and changes that affect comparability or trends and, where possible and practical, have quantified the impact of such items. The discussions are based on our consolidated financial results, as individual segments do not contribute disproportionately to our revenues, profitability or cash requirements. In addition, the discussions below for revenues and cost of revenues are on a combined basis as the business drivers for the individual components of product sales and service and rentals are similar.

During the fourth quarter of 2007, we began classifying certain expenses as cost of sales and cost of services and rentals that were previously classified as selling, general and administrative expenses. The change was the result of an internal review to improve management reporting. The reclassified expenses relate to selling and field service costs which are closely related to operating activities. In addition, we have renamed selling, general and administrative expenses on the statement of operations to marketing, general and administrative expenses to more accurately describe the costs included therein. The impact of these reclassifications is to increase cost of sales by $366.1 million, $318.6 million and $276.2 million for the years ended December 31, 2007, 2006 and 2005, respectively; increase cost of services and rentals by $123.9 million, $114.3 million and $104.7 million for the years ended December 31, 2007, 2006 and 2005, respectively; and decrease marketing, general and administrative expense by $490.0 million, $432.9 million and $380.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. These reclassifications had no impact on total costs and expenses as these changes offset one another. All prior periods have been reclassified to conform to this new presentation.

The table below details certain consolidated statement of operations data and their percentage of revenues for 2007, 2006 and 2005 (dollar amounts in millions).

	2007		2006		2005	
	$	%	$	%	$	%
Revenues	$ 10,428.2	100.0%	$ 9,027.4	100.0%	$ 7,185.5	100.0%
Cost of revenues	6,845.6	65.6%	5,876.4	65.1%	5,023.7	69.9%
Research and engineering	372.0	3.6%	338.9	3.8%	299.6	4.2%
Marketing, general and administrative	932.8	8.9%	877.8	9.7%	628.8	8.8%

Revenues

Revenues for 2007 increased 15.5% compared with 2006, primarily due to increases in activity in certain geographic areas and, to a lesser extent, improvement in price. Revenues in North America, which accounted for 41.8% of total revenues, increased 9.0% in 2007 compared with 2006. Revenues from our U.S. land operations increased 15.4% compared to a rig count that increased 8.7%, which reflects a continued increase in gas-directed horizontal drilling. Revenue from the U.S. offshore market increased 2.9% compared to a rig count that decreased 18.9%. These increases more than offset an 8.6% decline in Canadian revenue where the rig count declined 27.2%. Revenues outside North America, which accounted for 58.2% of total revenues, increased 20.7% in 2007 compared with 2006. This increase reflects the improvement in international drilling activity, as evidenced by the 8.5% increase in the rig count outside North America, particularly in Latin America, Africa, the Middle East and Asia Pacific region, coupled with improvements in certain markets and product lines and price increases.

Revenues for 2006 increased 25.6% compared with 2005, primarily due to increases in activity, as evidenced by a 13.2% increase in the worldwide rig count, pricing improvements of between seven and nine percent and increases in market share in selected product lines and geographic areas. Revenues in North America, which accounted for 44.3% of total revenues, increased 31.2% for 2006 compared with 2005. This increase reflects a continued broad based increase in drilling activity in the U.S., as evidenced by the 15.3% increase in the North American rig count, with activity dominated by land-based gas-directed drilling. Revenues outside North America, which accounted for 55.7% of total revenues, increased 21.5% for 2006 compared with 2005. This increase reflects the improvement in international drilling activity in 2006, as evidenced by the 8.7% increase in the rig count outside North America, particularly in the Middle East, Africa and the North Sea, coupled with price increases in certain markets and product lines.

Cost of Revenues

Cost of revenues for 2007 increased 16.5% compared with 2006. Cost of revenues as a percentage of revenues was 65.6% and 65.1% for 2007 and 2006, respectively. The increase in cost of revenues as a percentage of consolidated revenues was primarily due to a change in the geographic and product mix from the sale of our products and services and increasing competitive conditions and pricing pressures, particularly in North America. In addition, higher raw material costs and employee compensation costs contributed to the increase. Effective January 1, 2007, we increased the depreciable lives of certain assets of our Baker Atlas division resulting in a reduction to cost of services and rentals for 2007 of approximately $23 million.

Cost of revenues for 2006 increased 17.0% compared with 2005. Cost of revenues as a percentage of revenues was 65.1% and 69.9% for 2006 and 2005, respectively. The decrease in cost of revenues as a percentage of consolidated revenues was primarily the result of overall average price increases between seven and nine percent and continued high utilization of our rental tool fleet and personnel. A change in the geographic and product mix from the sale of our products and services also contributed to the decrease in the cost of revenues as a percentage of revenues. This increase was partially offset by higher raw material costs and employee compensation costs. In addition to these factors, during the fourth quarter of 2006, we revised the accounting procedures related to certain inventory for our Baker Atlas division resulting in a one time reduction in cost of services and rentals in 2006 of $21.2 million.

Research and Engineering

Research and engineering expenses increased 9.8% in 2007 compared with 2006 and 13.1% in 2006 compared with 2005. The increase in both years reflects our commitment in developing and commercializing new technologies as well as investing in our core product offerings. During 2007, we opened the first phase of the Center for Technology and Innovation in Houston, Texas. This facility focuses on research and development of completion and production systems in harsh environments. The second phase is scheduled for completion in 2008.

Marketing, General and Administrative

Marketing, general and administrative expenses increased 6.3% in 2007 compared with 2006. The increase corresponds with increased activity and resulted primarily from higher employee related costs including compensation, training and benefits, higher marketing expenses as a result of increased activity and an increase in legal, tax and other compliance related expenses.

Marketing, general and administrative expenses increased 39.6% in 2006 compared with 2005. The increase corresponds with increased activity and resulted primarily from higher marketing and employee compensation costs, including stock-based compensation which increased due to the adoption of Statement of Financial Accounting Standard No. 123(R) – *Shared Based Payment*, using the modified prospective application method. The increase also results from the financial charge of $46.1 million recorded in the fourth quarter of 2006 in connection with the settlement negotiations with the SEC and DOJ.

Equity in Income of Affiliates

Equity in income of affiliates decreased $59.2 million in 2007 compared with 2006 and $39.7 million in 2006 compared with 2005. These decreases in equity in income of affiliates are due to the sale of our 30% interest in WesternGeco on April 28, 2006.

Gain on Sale of Interest in Affiliate

On April 28, 2006, we sold our 30% interest in WesternGeco to Schlumberger for $2.4 billion in cash and recorded a pre-tax gain of $1,743.5 million ($1,035.2 million, after-tax).

Interest Expense and Interest and Dividend Income

Interest expense decreased $2.8 million in 2007 compared with 2006 and $3.4 million in 2006 compared with 2005. These decreases were primarily due to slightly lower average total debt levels. Interest and dividend income in 2007 decreased $23.7 million over 2006, primarily due to lower average cash and short-term investment balances in 2007 as a result of our share repurchase programs. Interest and dividend income in 2006 increased $49.5 million over 2005, primarily due to the interest and dividends earned on the invested cash received from the sale of our interest in WesternGeco.

Income Taxes

Our effective tax rate in 2007 is 32.9%, which is lower than the U.S. statutory income tax rate of 35% due to lower rates of tax on certain international operations offset by state income taxes. Our effective tax rate in 2006 was 35.8%, which was higher than the U.S. statutory income tax rate of 35% due to taxes related to the sale of our interest in the WesternGeco venture and state income taxes, offset by lower rates of tax on our international operations. During 2006, we provided $708.3 million for taxes related to the sale of our interest in WesternGeco, which included an estimate of taxes related to the future repatriation of the non-U.S. proceeds. In 2005 our effective tax rate was 31.6%, which reflected a $10.6 million reduction to tax expense attributable to the recognition of a deferred tax asset associated with our supplemental retirement plan.

Our tax filings for various periods are subject to audit by the tax authorities in most jurisdictions where we conduct business. These audits may result in assessment of additional taxes that are resolved with the authorities or through the courts. We believe these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. We have received tax assessments from various taxing authorities and are currently at varying stages of appeals and/or litigation regarding these matters. We believe we have substantial defenses to the questions being raised and will pursue all legal remedies should an unfavorable outcome result. However, resolution of these matters involves uncertainties and there are no assurances that the outcomes will be favorable. We provide for uncertain tax positions pursuant to FIN 48, *Accounting for Uncertainty in Income Taxes: an Interpretation of FASB Statement No. 109.*

Cumulative Effect of Accounting Change

On December 31, 2005, we adopted Financial Accounting Standards Board ("FASB") Interpretation No. 47, *Conditional Asset Retirement Obligations* ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143, *Accounting for Asset Retirement Obligations*, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The adoption of FIN 47 resulted in a charge of $0.9 million, net of tax of $0.5 million, recorded as the cumulative effect of accounting change in the consolidated statement of operations. In conjunction with the adoption, we recorded conditional asset retirement obligations of $1.6 million as the fair value of the costs associated with the special handling of asbestos related materials in certain facilities.

OUTLOOK

Worldwide Oil and Natural Gas Industry Outlook

This section should be read in conjunction with the factors described in the "Risk Factors Related to the Worldwide Oil and Natural Gas Industry" and the "Risk Factors Related to Our Business" in Item 1A. Risk Factors and in the "Forward-Looking Statements" section in Item 7, both contained herein. These factors could impact, either positively or negatively, our expectation for: oil and natural gas demand; oil and natural gas prices; exploration and development spending and drilling activity; and production spending.

Our outlook for exploration and development spending is based upon our expectations for customer spending in the markets in which we operate, and is driven primarily by our perception of industry expectations for oil and natural gas prices and their likely impact on customer capital and operating budgets as well as other factors that could impact the economic return oil and gas companies expect for developing oil and gas reserves. Our energy price forecasts below are based on information provided by our customers as well as market research and analyst reports including the *Short Term Energy Outlook* ("STEO") published by the Energy Information Administration of the U.S. Department of Energy ("DOE"), the *Oil Market Report* published by the International Energy Agency ("IEA") and the *Monthly Oil Market Report* published by the Organization for Petroleum Exporting Countries ("OPEC"). Our outlook for production spending is based primarily on energy price forecasts and forecasts of expected oil and natural gas production levels.

Our outlook for activity outside of North America is heavily influenced by our expectations for oil prices and our outlook for activity in North America is heavily influenced by our expectations for North American natural gas prices.

Expectations for Oil Prices – Demand for oil is expected to increase in a range from 1.3 to 2.0 million barrels per day in 2008 compared to 2007. Non-OPEC supply is expected to increase 0.6 to 1.1 million barrels per day. The gap between increased demand and non-OPEC supply is expected to be met with increased OPEC supply and decreases in oil inventories. Inventories and spare productive capacity, which buffer oil markets from supply disruptions, are expected to remain relatively low reflecting the continuing tight balance between supply and demand. In its January 2008 STEO, the DOE forecasted oil prices to average $87/Bbl in 2008 and given the relatively low levels of inventory and spare productive capacity, prices are expected to remain volatile. The DOE expects increased production capacity in 2009 to result in prices falling to $82/Bbl. Delays in either OPEC or non-OPEC supply additions could impact this forecast.

We believe that these forecasts are similar to the forecasts our customers are using to plan their current spending levels and, with prices averaging between $60/Bbl and $100/Bbl, our customers will continue to execute their capital budgets as planned. Our customers are more likely to reduce their capital budgets if the oil price were expected to trade below $60/Bbl for an extended period of time. The risks to oil prices falling significantly below $60/Bbl include: (1) a significant economic recession in either the U.S. and/or China; (2) increases in non-OPEC production; (3) any significant disruption to worldwide demand; (4) reduced geo-political tensions; (5) poor OPEC quota discipline; or (6) other factors that result in spare productive capacity and higher oil inventory levels or decreased demand. If prices were to rise significantly above $100/Bbl there is a risk that the high energy price environment could destroy demand and significantly slow economic growth. If economic growth were to slow, our customers would likely decrease their capital spending from current levels. The primary risk of oil prices exceeding $100/Bbl is a supply disruption in a major oil exporting country including Iran, Saudi Arabia, Iraq, Venezuela, Nigeria or Norway.

Expectations for North American Natural Gas Prices – In its January 2008 STEO, the DOE forecasted that U.S. natural gas demand would increase 0.6% in 2008 compared to 2007 assuming normal weather. The demand for U.S. natural gas will be met by production from fields in the U.S., pipeline imports from Canada, and imports of LNG with natural gas storage buffering demand and supply. At current U.S. drilling activity levels, additions of new supply are expected to offset production declines and U.S. supply is expected to increase 1.6%

in 2008 compared to 2007. Canadian imports are expected to decrease as a result of lower activity levels in Canada and increased demand within Canada. LNG imports are dependent on global demand for LNG with the U.S. playing the role of the market of last resort, accepting gas into storage if it is not needed in other international markets. Capacity to accept LNG imports is not expected to constrain LNG imports. In its January 2008 STEO, the DOE forecasted that U.S. natural gas prices are expected to average approximately $8/mmBtu in 2008.

We believe that our customers' forecasts are similar to the DOE's. Prices are expected to remain volatile through 2008 with weather-driven demand, imports of Canadian gas, LNG imports and production from lower 48 gas fields playing significant roles in determining price volatility. Variations in the supply demand balance will be reflected in gas storage levels. Based on industry data regarding production decline rates, we believe that a significant reduction in drilling activity in the U.S. or Canada would result in decreased production within one or two quarters helping to rebalance supply and demand quickly.

Industry Activity and Customer Spending – Based upon our discussions with major customers, review of published industry reports and our outlook for oil and natural gas prices described above, our outlook for drilling activity, as measured by the Baker Hughes rig count and anticipated customer spending trends are as follows:

- *Outside North America* – Customer spending, primarily directed at developing oil supplies, is expected to increase approximately 15% to 20% in 2008 compared with 2007. Drilling activity outside of North America is expected to increase approximately 8% to 10% in 2008 compared with 2007. Our assumptions regarding overall growth in customer spending outside of North America assume stable economic growth in the U.S., China and the balance of the world outside of North America. Our expectations for spending could decrease if there are disruptions in key oil and natural gas production markets or significant weakening of the economies in the U.S., China or other significant consumers of oil and natural gas.
- *North America* – Customer spending in North America, primarily towards developing natural gas supplies, is expected to increase moderately in 2008 compared to 2007. Drilling activity is expected to increase 2% to 3% in the U.S. on land; decrease 8% to 10% offshore U.S.; and decrease 8% to 10% in Canada with customer spending trends in each market reflecting these drilling activity trends. Production-oriented spending is expected to increase 4% to 6% reflecting increases in oil and gas production. Our expectations for spending and revenue growth in North America assume normal winter and summer weather, stable economic growth in the U.S. and a modest increase in LNG imports.

Company Outlook

This section should be read in conjunction with the factors described in the "Risk Factors Related to Our Business," "Risk Factors Related to the Worldwide Oil and Natural Gas Industry" and "Forward-Looking Statements" sections contained herein. These factors could impact, either positively or negatively, our expectation for oil and natural gas demand, oil and natural gas prices and drilling activity.

- *Outside North America* – In 2008, we expect revenues outside North America to increase in a percentage range from the low to mid-teens compared with 2007, continuing the multi-year trend of growth in customer spending. Spending on large projects by NOCs are expected to reflect established seasonality trends, resulting in softer revenues in the first half of the year and stronger revenues in the second half and in particular, a sequential decline in the first quarter of 2008 compared to the fourth quarter of 2007 of approximately $100 million in revenue primarily from our Completion and Production segment. In addition, customer spending could be affected by weather-related reductions in the North Sea in the first and second quarters of 2008. In 2007, 2006 and 2005, revenues outside North America were 58.2%, 55.7% and 57.6% of total revenues, respectively.
- *North America* – Revenue growth in 2008 from North America is expected to be no more than moderate. Revenue increases from our U.S. land operations in our Drilling and Evaluation segment and moderate but steady growth from our Completion and Production segment throughout North America are expected to be partially offset by decreases in revenue from our Drilling and Evaluation segment in Canada and the U.S. offshore. In 2007, 2006 and 2005, North American revenues were 41.8%, 44.3%, and 42.4% of total revenues, respectively.

Other factors that could have a significant positive impact on profitability include: increasing prices for our products and services; lower than expected raw material and labor costs; and/or higher than planned activity. Conversely, less than expected price increases or price deterioration, higher than expected raw material and labor costs and/or lower than expected activity would have a negative impact on profitability. Our ability to improve pricing is dependent on demand for our products and services and our competitors' strategies of managing capacity. While the commercial introduction of new technology is an important factor in realizing pricing improvement, without capital discipline throughout the industry as a whole, meaningful improvements in our prices are not likely to be realized.

Our 2008 capital budget supports the continuation of the infrastructure expansion we began in late 2006 and early 2007. In 2007, we opened new or expanded facilities in many regions and/or countries including Latin America, the Middle East, and Russia. In addition, we opened the first phase of our Center for Technology and Innovation in Houston, a research and engineering facility to design advanced completion systems for high pressure, high temperature hostile environments. In early 2008, we opened our new campus in Dubai which includes our Middle East and Asia Pacific region headquarters, a regional operations center, and a training center which expands our Eastern Hemisphere training capabilities. Capital expenditures are expected to be approximately $1.3 billion for 2008, including approximately $250 million to $300 million that we expect to spend on infrastructure, primarily outside of North America.

The execution of our 2008 business plan and the ability to meet our 2008 financial objectives are dependent on a number of factors. Key factors include: the strength of the oilfield services market outside North America and our ability to realize price increases commensurate with the value we provide to our customers and in excess of the increase in raw material and labor costs; our ability to meet our growth objectives in areas where the lack of transparency in the market makes operating under the Deferred Prosecution Agreement more difficult; and the strength of the North American markets and our ability to protect pricing in markets in which demand for oilfield services and industry capacity are more closely balanced. Other factors include, but are not limited to, our ability to: recruit, train and retain the skilled and diverse workforce necessary to meet our business needs; expand our business in areas that are growing rapidly with customers whose spending is expected to increase substantially (such as NOCs), and in areas where we have market share opportunities (such as the Middle East, Russia and the Caspian region and India); manage increasing raw material and component costs (especially steel alloys, copper, tungsten carbide, lead, nickel, chemicals and electronic components); continue to make ongoing improvements in the productivity of our manufacturing organization and manage our spending in the North American market depending on the relative strength or weakness of this market.

Compliance

We do business in over 90 countries including approximately one-half of the 30 countries having the lowest scores, which indicates high levels of corruption, in Transparency International's Corruption Perception Index survey for 2007. We devote significant resources to the development, maintenance and enforcement of our Business Code of Conduct policy, our FCPA policy, our internal control processes and procedures and other compliance related policies. Notwithstanding the devotion of such resources, and in part as a consequence thereof, from time to time we discover or receive information alleging potential violations of laws and regulations, including the FCPA and our policies, processes and procedures. We conduct internal investigations of these potential violations and take appropriate action depending upon the outcome of the investigation.

We anticipate that the devotion of significant resources to compliance related issues, including the necessity for investigations, will continue to be an aspect of doing business in a number of the countries in which oil and natural gas exploration, development and production take place and in which we are requested to conduct operations. Compliance related issues have limited our ability to do business and/or have raised the cost of operating in these countries. In order to provide products and services in some of these countries, we may in the future utilize ventures with third parties, sell products to distributors or otherwise modify our business approach in order to improve our ability to conduct our business in accordance with laws and regulations and our Business Code of Conduct.

Our *Best-in-Class* Global Ethics and Compliance Program ("Compliance Program") is based on (i) our Core Values of Integrity, Performance, Teamwork and Learning; (ii) the standards contained in our Business Code of Conduct; (iii) the laws of the countries where we operate; and (iv) our commitments to the DOJ and SEC. Our Compliance Program is referred to within the Company as "C^2" or "Completely Compliant." The Completely Compliant theme is intended to establish the proper *Tone-at-the-Top* throughout the Company. Employees are consistently reminded that they play a crucial role in ensuring that the Company always conducts its business ethically, legally and safely.

Our Chief Compliance Officer ("CCO") oversees the development, administration and enforcement of our Business Code of Conduct, as well as legal compliance standards, policies, procedures and processes. The CCO reports directly to the General Counsel and the Chairman of the Audit/Ethics Committee of our Board of Directors. The CCO has ready access to all of the other senior officers of the Company. Our legal compliance group of over 30 employees includes our CCO, our Global Ethics & Compliance Director, four Regional Trade Directors, FCPA due diligence counsel, and specialized investigative counsel. The legal compliance group and our other company attorneys located throughout the world are available to answer questions regarding the Compliance Program and provide assistance to employees.

Highlights of our Compliance Program include:

- A comprehensive employee compliance training program covering substantially all employees. This includes requiring all employees to take web-based FCPA training and testing modules which are available in numerous languages; mandatory global, in-person, specialized training on FCPA compliance for virtually all operations managers (approximately 8,000 employees) and specially designed training for all finance personnel (approximately 2,000 employees). In addition, our programs allow us to verify the prompt training of new employees regarding our Core Values, Business Code of Conduct and Compliance Standards;
- Comprehensive internal policies over such areas as payments to non-U.S. commercial agents, charitable donations relating to non-U.S. operations; gift-giving and travel and entertainment to non-U.S. government officials. In addition, we have country-specific guidance for customs standards, export and re-export controls, economic sanctions and antiboycott;
- We have a compliance council that meets quarterly and is comprised of division compliance officers, key line managers from our divisions, and senior representatives of the Ethics & Compliance Group, Finance, Security, Human Resources, Health, Safety and Environmental, and Internal Audit. This compliance council is responsible for assisting the CCO with the strategic direction, ongoing development, coordination, and implementation of the Compliance Program;
- We use technology to monitor and report on compliance matters, including a web-based antiboycott reporting tool and a planned future use of a global trade management software tool;
- We have a whistleblower program designed to encourage reporting of any ethics or compliance matters without fear of retaliation including a worldwide Business Helpline operated by a third party and currently available toll-free in 150 languages;
- We have established a Blue Ribbon Panel comprised of well-known outside experts advising us in the areas of securities and compliance laws;
- We have significantly reduced the number of our non-U.S. commercial agents that we use to conduct our business. For the non-U.S. agents we continue to use, we employ extensive pre-retention FCPA due diligence requirements, as well as

proactive post-retention oversight; this includes, among other things, the maintenance of comprehensive due diligence records, and the certification, periodic recertification, and training of all non-U.S. commercial agents, including written acknowledgement by these agents of all of our FCPA requirements and policies; and

- We conduct periodic internal audits that include onsite legal/accounting audits of all non-U.S. third party commercial agents, specific FCPA audit steps in all audits conducted by the internal audit function and FCPA risk assessments by the Corporate Ethics & Compliance Group in specified countries such as those which are rated high on Transparency International's Corruption Perception Index.

LIQUIDITY AND CAPITAL RESOURCES

Our objective in financing our business is to maintain adequate financial resources and access to additional liquidity. During 2007, cash flows from operations were the principal sources of funding. We anticipate that cash flows from operations will be sufficient to fund our liquidity needs in 2008. We may incur short-term debt to fund expenses, capital expenditures and additional stock repurchases in the U.S. until cash can be cost effectively transferred to the U.S. from offshore. We may issue commercial paper or other short-term debt to fund cash needs in the U.S. in excess of the cash generated in the U.S. We also have a $500.0 million committed revolving credit facility that provides back-up liquidity in the event an unanticipated and significant demand on cash flows could not be funded by operations. To the extent we have outstanding commercial paper; however, our ability to borrow under the credit facility is reduced.

Our capital planning process is focused on utilizing cash flows generated from operations in ways that enhance the value of our Company. In 2007, we used cash for a variety of activities including working capital needs, payment of dividends, repurchase of common stock and capital expenditures.

Cash Flows

Cash flows provided (used) by continuing operations by type of activity were as follows for the years ended December 31 (in millions):

	2007	2006	2005
Operating activities	$ 1,474.7	$ 589.7	$ 949.6
Investing activities	(620.2)	1,376.2	(465.3)
Financing activities	(592.0)	(1,926.4)	(108.1)

Statements of cash flows for entities with international operations that are local currency functional exclude the effects of the changes in foreign currency exchange rates that occur during any given year, as these are noncash changes. As a result, changes reflected in certain accounts on the consolidated statements of cash flows may not reflect the changes in corresponding accounts on the consolidated balance sheets.

Operating Activities

Cash flows from operating activities of continuing operations provided $1,474.7 million for the year ended December 31, 2007 compared with $589.7 million for the year ended December 31, 2006. Cash flows from operating activities for 2007 and 2006 were reduced by $125.3 million and $555.1 million, respectively, for income tax payments related to the gain on the sale of our interest in WesternGeco. Excluding these income tax payments, cash flows from operating activities for 2007 and 2006 were $1,600.0 million and $1,144.8 million, respectively, an increase of $455.2 million. This increase is primarily due to an increase of $198.4 million in income from continuing operations adjusted for noncash items coupled with a decrease of $131.4 million in net operating assets and liabilities which used less cash. Cash flows from operating activities, excluding the WesternGeco transaction in 2006, have been steadily increasing over the last three years and we expect this trend to continue in 2008.

The underlying drivers of the changes in operating assets and liabilities are as follows:

- An increase in accounts receivable used $287.3 million in cash in 2007 compared with using $316.4 million in cash in 2006. This increase in accounts receivable was primarily due to the increase in revenues offset partially by an increase in collections as reflected in a decrease in days sales outstanding (defined as the average number of days our net trade receivables are outstanding based on quarterly revenues) of approximately one day.
- A build up in inventory in anticipation of and related to increased activity used $141.8 million in cash in 2007 compared with using $364.9 million in cash in 2006.
- A net decrease in accounts payable, accrued employee compensation and other accrued liabilities used $113.0 million in cash in 2007 compared with providing $173.2 million in cash in 2006. This was primarily due to higher employee bonus payments made in cash (for bonuses accrued in 2006 and paid in 2007) coupled with lower bonus accrual requirements for 2007 compared to 2006. The increase in cash used in 2007 was also impacted by the payment of $44.1 million related to the settlement of the investigations by the SEC and DOJ.

Our contributions to our defined benefit pension plans in 2007 were approximately $21.0 million compared to 2006 contributions of approximately $34.0 million, a decrease of approximately $13.0 million. This reduction in contributions is primarily due to lower minimum funding requirements in our non-U.S. plans.

Cash flows from operating activities of continuing operations provided $589.7 million for the year ended December 31, 2006 compared with $949.6 million for the year ended December 31, 2005. Cash flows from operating activities for 2006 were reduced by $555.1 million of income tax payments related to the gain on the sale of our interest in WesternGeco. Excluding these income tax payments, cash flows from operating activities for 2006 were $1,144.8 million, an increase of $195.2 million from the prior year. This increase is primarily due to an increase in income from continuing operations adjusted for noncash items partially offset by a change in net operating assets and liabilities that used cash flows.

The underlying drivers of the changes in operating assets and liabilities are as follows:

- An increase in accounts receivable used $316.4 million in cash in 2006 compared with using $329.4 million in cash in 2005. This was due to an increase in revenues partially offset by a decrease in the quarterly days sales outstanding (defined as the average number of days our net trade receivables are outstanding based on quarterly revenues) of approximately two days.

- A build up in inventory in anticipation of and related to increased activity used $364.9 million in cash in 2006 compared with using $108.7 million in cash in 2005.
- An increase in accounts payable, accrued employee compensation and other accrued liabilities provided $173.2 million in cash in 2006 compared with providing $214.7 million in cash in 2005. This was due primarily to increased activity and increased employee compensation accruals.

Investing Activities

Our principal recurring investing activity is the funding of capital expenditures to ensure that we have the appropriate levels and types of rental tools in place to generate revenues from operations. Expenditures for capital assets totaled $1,127.0 million, $922.2 million and $478.3 million for 2007, 2006 and 2005, respectively. While the majority of these expenditures were for rental tools, including wireline tools, and machinery and equipment, we have also increased our spending on new facilities, expansions of existing facilities and other infrastructure projects. The increase in capital assets in 2007 is a result of increased demand for our products and services.

During 2007, we purchased $2,520.7 million of and received proceeds of $2,838.8 million from maturing auction rate securities. During 2006, we purchased $3,882.9 million of and received proceeds of $3,606.2 million from maturing auction rate securities. During 2005, we purchased $77.0 million of auction rate securities. Auction rate securities are variable-rate debt securities. While the underlying security has a long-term maturity, the interest rate is reset through Dutch auctions that are typically held every 7, 28 or 35 days.

Cash and cash equivalents at December 31, 2007 were $1,054.4 million and consisted primarily of commercial paper, money market funds invested in government securities and bank time deposits. Our short and long-term investment portfolios are invested in AAA rated non mortgage-backed auction rate securities. At December 31, 2007, we held $35.6 million of auction rate securities that were part of unsuccessful auctions. As a result of the unsuccessful auctions, the interest rate now resets every 28 days at one month LIBOR plus 50 basis points and the liquidity of these investments has been diminished. Based on our ability to access our cash and cash equivalents, our expected operating cash flows, and our other sources of cash including our credit facilities with commercial banks, we do not anticipate that the lack of liquidity on these investments will affect our ability to operate our business. These investments are classified as available-for-sale securities and are recorded at cost, which we believe approximates fair market value. At December 31, 2007, based on our ability and intent to hold such investments, all auction rate securities were classified as noncurrent investments. At December 31, 2006, all auction rate securities were classified as short-term investments. In September 2007, we discontinued additional investments in these types of securities.

Proceeds from disposal of assets were $178.8 million, $135.4 million and $90.1 million for 2007, 2006 and 2005, respectively. These disposals relate to rental tools that were lost-in-hole, as well as machinery, rental tools and equipment no longer used in operations that were sold throughout the year. Included in the proceeds for 2006 was $10.4 million, related to the sale of certain real estate properties held for sale.

During 2007, we received $9.9 million in proceeds from the sale of our equity investment in Toyo Petrolite Company Ltd. During 2006, we sold our 30% interest in WesternGeco for $2.4 billion in cash. WesternGeco also made a cash distribution of $59.6 million prior to closing. In 2005, we received distributions of $30.0 million from WesternGeco, which were recorded as a reduction in the carrying value of our investment. We also received $13.3 million from Schlumberger related to the WesternGeco true-up payment, of which $13.0 million was recorded as a reduction in the carrying value of our investment and $0.3 million as interest income.

In 2006, we received $46.3 million in net proceeds from the sale of certain businesses and our interest in an affiliate. Specifically, in March 2006, we completed the sale of Baker SPD and received $42.5 million in proceeds, and we received $3.8 million from the release of the remaining amount held in escrow related to our sale of Petreco International. In May 2005, we received $3.7 million from the initial release of this escrow.

During 2006, we paid $66.2 million for acquisitions of businesses, net of cash acquired. In the first quarter of 2006, we acquired Nova Technology Corporation ("Nova") for $55.4 million, net of cash acquired of $3.0 million, plus assumed debt. In the second and third quarters of 2006, we made three acquisitions for $10.8 million, net of cash acquired of $0.7 million.

During 2005, we paid $46.8 million for acquisitions of businesses, net of cash acquired. In December, we purchased Zeroth Technology Limited ("Zertech") for $20.3 million. In November, we paid $25.5 million, net of cash acquired of $1.7 million, for the remaining 50% interest in QuantX Wellbore Instrumentation ("QuantX"). During 2005, we also made smaller acquisitions having an aggregate purchase price of $1.0 million.

We routinely evaluate potential acquisitions of businesses of third parties that may enhance our current operations or expand our operations into new markets or product lines. We may also from time to time sell business operations that are not considered part of our core business.

Financing Activities

We had net (repayments) borrowings of commercial paper and other short-term debt of $14.2 million, $(8.8) million and $(71.1) million in 2007, 2006 and 2005, respectively. Total debt outstanding at December 31, 2007 was $1,084.8 million, an increase of $9.7 million compared with December 31, 2006. The total debt to total capitalization (defined as total debt plus stockholders' equity) ratio was 0.15 at December 31, 2007 and 0.17 at December 31, 2006.

In April 2004, we entered into an interest rate swap agreement for a notional amount of $325.0 million associated with our 6.25% Notes due January 2009. The interest rate swap agreement was designated and qualified as a fair value hedging instrument. Due to our outlook for interest rates, we terminated the interest rate swap agreement in June 2005, which required us to make a payment of $5.5 million. This amount was deferred and is being amortized as an increase to interest expense over the remaining life of the underlying debt security.

We received proceeds of $67.7 million, $92.5 million and $228.1 million in 2007, 2006 and 2005, respectively, from the issuance of common stock through the exercise of stock options and the employee stock purchase plan.

Prior to our 2005 purchases, we had authorization remaining of $500.0 million to repurchase our common stock. During 2005, we repurchased 1.7 million shares of our common stock at an average price of $58.17 per share, for a total of $98.5 million. In April 2006, the Board of Directors authorized the repurchase of an additional $1.8 billion of common stock. During 2006, we repurchased 24.3 million shares of our common stock at an average price of $76.50 per share, for a total of $1,856.0 million. On July 26, 2007, our Board of Directors authorized a plan to repurchase up to $1.0 billion of our common stock, from time to time, in addition to the existing stock repurchase plan. During 2007, we repurchased 6.4 million shares of common stock at an average price of $81.25 per share for a total of $521.5 million. We had authorization remaining to repurchase approximately $824.0 million in common stock at the end of 2007.

We paid dividends of $166.2 million, $172.6 million and $161.1 million in 2007, 2006 and 2005, respectively.

Available Credit Facilities

At December 31, 2007, we had $1,018.5 million of credit facilities with commercial banks, of which $500.0 million is a committed revolving credit facility (the "facility") that expires in July 2012. The facility provides for a one year extension, subject to the approval and acceptance by the lenders, among other conditions. In addition, the facility contains a provision to allow for an increase in the facility amount of an additional $500.0 million, subject to the approval and acceptance by the lenders, among other conditions. The facility contains certain covenants which, among other things, require the maintenance of a funded indebtedness to total capitalization ratio (a defined formula per the facility) of less than or equal to 0.60, restrict certain merger transactions or the sale of all or substantially all of the assets of the Company or a significant subsidiary and limit the amount of subsidiary indebtedness. Upon the occurrence of certain events of default, our obligations under the facility may be accelerated. Such events of default include payment defaults to lenders under the facility, covenant defaults and other customary defaults. At December 31, 2007, we were in compliance with all of the facility covenants. There were no direct borrowings under the facility during the year ended December 31, 2007; however, to the extent we have outstanding commercial paper, our ability to borrow under the facility is reduced. At December 31, 2007, we had no outstanding commercial paper.

If market conditions were to change and revenues were to be significantly reduced or operating costs were to increase, our cash flows and liquidity could be reduced. Additionally, it could cause the rating agencies to lower our credit ratings. We do not have any ratings triggers in the facility that would accelerate the maturity of any borrowings under the facility. However, a downgrade in our credit ratings could increase the cost of borrowings under the facility and could also limit or preclude our ability to issue commercial paper. Should this occur, we would seek alternative sources of funding, including borrowing under the facility.

We believe our credit ratings and relationships with major commercial and investment banks would allow us to obtain interim financing over and above our existing credit facilities for any currently unforeseen significant needs or growth opportunities. We also believe that such interim financings could be funded with subsequent issuances of long-term debt or equity, if necessary.

Cash Requirements

In 2008, we believe operating cash flows will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, pay dividends, repurchase common stock and support the development of our short-term and long-term operating strategies. We may incur short-term debt to fund expenses, capital expenditures and additional stock repurchases in the U.S. until cash can be cost effectively transferred to the U.S. from offshore. We may issue commercial paper or other short-term debt to fund cash needs in the U.S. in excess of the cash generated in the U.S.

In 2008, we expect capital expenditures to be approximately $1.3 billion excluding acquisitions. The expenditures are expected to be used primarily for normal, recurring items necessary to support the growth of our business and operations. In 2008, we also expect to make interest payments of between $73.0 million and $75.0 million, based on debt levels as of December 31, 2007. We anticipate making income tax payments of between $810.0 million and $860.0 million in 2008.

We may repurchase our common stock depending on market conditions, applicable legal requirements, our liquidity and other considerations. Stock repurchases in 2008 (through February 19, 2008) were 8.0 million shares of common stock at an average price of $68.95 per share for a total of $551.8 million. As of February 19, 2008, we have authorization remaining to repurchase up to a total of $272.2 million of our common stock. We anticipate paying dividends of between $160.0 million and $165.0 million in 2008; however, the Board of Directors can change the dividend policy at anytime.

In the U.S., we merged two pension plans effective January 1, 2007, resulting in one tax-qualified U.S. pension plan, the Baker Hughes Incorporated Pension Plan ("BHIPP"). As a result of the merger of these plans, BHIPP is overfunded; therefore, we are not required nor do we intend to make pension contributions to BHIPP in 2008, and we currently estimate that we will not be required to make contributions to BHIPP for four to seven years thereafter. We do expect to contribute between $2.0 million and $3.0 million to our nonqualified U.S. pension plans and between $13.0 million and $15.0 million to the non-U.S. pension plans. We will also make benefit payments related to postretirement welfare plans of between

$13.0 million and $15.0 million, and we estimate we will contribute between $142.0 million and $153.0 million to our defined contribution plans.

Other than as previously discussed, we do not believe there are any other material trends, demands, commitments, events or uncertainties that would have, or are reasonably likely to have, a material impact on our financial condition and liquidity. Other than as previously discussed, we currently have no information that would create a reasonable likelihood that the reported levels of revenues and cash flows from operations in 2007 are not indicative of what we can expect in the near term.

Contractual Obligations

In the table below, we set forth our contractual cash obligations as of December 31, 2007. Certain amounts included in this table are based on our estimates and assumptions about these obligations, including their duration, anticipated actions by third parties and other factors. The contractual cash obligations we will actually pay in future periods may vary from those reflected in the table because the estimates and assumptions are subjective (in millions).

	Payments Due by Period				
	Total	Less Than 1 year	2–3 Years	4–5 Years	More than 5 Years
Total debt[1]	$ 1,090.4	$ 15.4	$ 525.0	$ –	$ 550.0
Estimated interest payments[2]	851.3	72.6	96.8	80.6	601.3
Operating leases[3]	377.3	95.0	108.1	51.2	123.0
Purchase obligations[4]	293.1	252.0	27.1	14.0	–
Other long-term liabilities[5]	96.4	25.4	53.2	3.3	14.5
FIN 48 tax liabilities[6]	456.9	105.5	119.0	206.2	26.2
Total	$ 3,165.4	$ 565.9	$ 929.2	$ 355.3	$ 1,315.0

(1) Amounts represent the expected cash payments for our total debt and do not include any unamortized discounts, deferred issuance costs or net deferred gains on terminated interest rate swap agreements.

(2) Amounts represent the expected cash payments for interest on our long-term debt.

(3) We enter into operating leases in the normal course of business. Some lease agreements provide us with the option to renew the lease. Our future operating lease payments would change if we exercised these renewal options and if we entered into additional operating lease agreements.

(4) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable at anytime without penalty.

(5) Amounts represent other long-term liabilities, including the current portion, reflected in the consolidated balance sheet where both the timing and amount of payment streams are known. Amounts include: payments for certain environmental remediation liabilities, payments for deferred compensation, payouts under acquisition agreements and payments for certain asset retirement obligations. Amounts do not include: payments for pension contributions and payments for various postretirement welfare benefit plans and postemployment benefit plans.

(6) The estimated FIN 48 tax liabilities will be settled as a result of expiring statutes, audit activity, competent authority proceedings related to transfer pricing, or final decisions in matters that are the subject of litigation in various taxing jurisdictions in which we operate. The timing of any particular settlement will depend on the length of the tax audit and related appeals process, if any, or an expiration of statute. If a liability is settled due to a statute expiring or a favorable audit result, the settlement of the FIN 48 tax liability would not result in a cash payment.

Off-Balance Sheet Arrangements

In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as letters of credit and other bank issued guarantees, which totaled approximately $466.8 million at December 31, 2007. We also had commitments outstanding for purchase obligations related to capital expenditures and inventory under purchase orders and contracts of approximately $293.1 million at December 31, 2007. It is not practicable to estimate the fair value of these financial instruments. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements.

Other than normal operating leases, we do not have any off-balance sheet financing arrangements such as securitization agreements, liquidity trust vehicles, synthetic leases or special purpose entities. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures and about contingent assets and liabilities. We base these estimates and judgments on historical experience and other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty, and accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the business environment in which we operate changes.

We have defined a critical accounting estimate as one that is both important to the portrayal of either our financial condition or results of operations and requires us to make difficult, subjective or complex judgments or estimates about matters that are uncertain. We have discussed the development and selection of our critical accounting estimates with the Audit/ Ethics Committee of our Board of Directors and the Audit/ Ethics Committee has reviewed the disclosure presented below. During the past three fiscal years, we have not made any material changes in the methodology used to establish the critical accounting estimates discussed below, except as required by the adoption of FIN 48. We believe that the following are the critical accounting estimates used in the preparation of our consolidated financial statements. In addition, there are other items within our consolidated financial statements that require estimation but are not deemed critical as defined above.

Allowance for Doubtful Accounts

The determination of the collectibility of amounts due from our customers requires us to use estimates and make judgments regarding future events and trends, including monitoring our customers' payment history and current credit worthiness to determine that collectibility is reasonably assured, as well as consideration of the overall business climate in which our customers operate. Inherently, these uncertainties require us to make frequent judgments and estimates regarding our customers' ability to pay amounts due us in order to determine the appropriate amount of valuation allowances required for doubtful accounts. Provisions for doubtful accounts are recorded when it becomes evident that the customer will not make the required payments at either contractual due dates or in the future. At December 31, 2007 and 2006, allowance for doubtful accounts totaled $59.0 million, or 2.4%, and $50.5 million, or 2.4%, of total gross accounts receivable, respectively. We believe that our allowance for doubtful accounts is adequate to cover potential bad debt losses under current conditions; however, uncertainties regarding changes in the financial condition of our customers, either adverse or positive, could impact the amount and timing of any additional provisions for doubtful accounts that may be required. A five percent change in the allowance for doubtful accounts would have had an impact on income from continuing operations before income taxes of approximately $3.0 million in 2007.

Inventory Reserves

Inventory is a significant component of current assets and is stated at the lower of cost or market. This requires us to record provisions and maintain reserves for excess, slow moving and obsolete inventory. To determine these reserve amounts, we regularly review inventory quantities on hand and compare them to estimates of future product demand, market conditions, production requirements and technological developments. These estimates and forecasts inherently include uncertainties and require us to make judgments regarding potential outcomes. At December 31, 2007 and 2006, inventory reserves totaled $221.2 million, or 11.3%, and $211.7 million, or 12.2%, of gross inventory, respectively. We believe that our reserves are adequate to properly value potential excess, slow moving and obsolete inventory under current conditions. Significant or unanticipated changes to our estimates and forecasts could impact the amount and timing of any additional provisions for excess or obsolete inventory that may be required. A five percent change in this inventory reserve balance would have had an impact on income from continuing operations before income taxes of approximately $11.1 million in 2007.

Impairment of Long-Lived Assets

Long-lived assets, which include property, goodwill, intangible assets, investments in affiliates and certain other assets, comprise a significant amount of our total assets. We review the carrying values of these assets for impairment periodically, and at least annually for goodwill, or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make judgments regarding long-term forecasts of future revenues and costs related to the assets subject to review. In turn, these forecasts are uncertain in that they require assumptions about demand for our products and services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions; however, based upon our evaluation of the current business climate in which we operate, we do not currently anticipate that any significant asset impairment losses will be necessary in the foreseeable future.

Income Taxes

The liability method is used for determining our income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Valuation allowances are established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for valuation allowances, we have considered and made judgments and estimates regarding estimated future taxable income and ongoing prudent and feasible tax planning strategies. These estimates and judgments include some degree of uncertainty and changes in these estimates and assumptions could require us to adjust the valuation allowances for our deferred tax assets. Historically, changes to valuation allowances have been caused by major changes in the business cycle in certain countries and changes in local country law. The ultimate realization of the deferred tax assets depends on the generation of sufficient taxable income in the applicable taxing jurisdictions.

We operate in more than 90 countries under many legal forms. As a result, we are subject to the jurisdiction of numerous domestic and foreign tax authorities, as well as to tax agreements and treaties among these governments. Our operations in these different jurisdictions are taxed on various bases: actual income before taxes, deemed profits (which are generally determined using a percentage of revenues rather than profits) and withholding taxes based on revenue. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact on the amount of income taxes that we provide during any given year.

Our tax filings for various periods are subjected to audit by the tax authorities in most jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or through the courts. We believe these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. Resolution of these situations inevitably includes some degree of uncertainty; accordingly, we provide taxes only for the amounts we believe will ultimately result from these proceedings consistent with the requirements of FIN 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"). The resulting change to our tax liability, if any, is dependent on numerous factors that are difficult to estimate. These include, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; the sheer number of countries in which we do business; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries. Our experience has been that the estimates and assumptions we have used to provide for future tax assessments have proven to be appropriate. However, past experience is only a guide, and the potential exists, however limited, that the tax resulting from the resolution of current and potential future tax controversies may differ materially from the amount accrued.

In addition to the aforementioned assessments that have been received from various tax authorities, we provide for taxes for uncertain tax positions where assessments have not been received in accordance with FIN 48. We believe such tax reserves are adequate in relation to the potential for additional assessments. Once established, we adjust these amounts only when more information is available or when an event occurs necessitating a change to the reserves. Future events such as changes in the facts or law, judicial decisions regarding the application of existing law or a favorable audit outcome will result in changes to the amounts provided. We believe that the resolution of tax matters will not have a material effect on the consolidated financial condition of the Company, although a resolution could have a material impact on our consolidated statement of operations for a particular period and on our effective tax rate for any period in which such resolution occurs.

Pensions and Postretirement Benefit Obligations

Pensions and postretirement benefit obligations and the related plan expenses are calculated using actuarial models and methods. This involves the use of two critical assumptions, the discount rate and the expected rate of return on assets, both of which are important elements in determining plan expenses and in measuring plan assets and liabilities. We evaluate these critical assumptions at least annually. Although considered less critical, other assumptions used in determining benefit obligations and plan expenses, such as demographic factors like retirement age, mortality and turnover, are also evaluated periodically and are updated to reflect our actual and expected experience.

The discount rate enables us to state expected future cash flows at a present value on the measurement date. The development of the discount rate for our U.S. plans was based on a bond matching model whereby a hypothetical bond portfolio of high-quality, fixed-income securities is selected that will match the cash flows underlying the projected benefit obligation. The discount rate assumption for our non-U.S. plans reflects the market rate for high-quality, fixed-income securities. A lower discount rate increases the present value of benefit obligations and increases plan expenses. We used a discount rate of 6.0% in 2007, 5.5% in 2006 and 6.0% in 2005 to determine plan expenses. A 50 basis point reduction in the discount rate would have decreased income from continuing operations before income taxes by approximately $3.3 million in 2007.

To determine the expected rate of return on plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. A lower rate of return increases plan expenses. We assumed rates of return on our plan investments were 8.5% in 2007, 2006 and 2005. A 50 basis point reduction in the expected rate of return on assets of our principal plans would have decreased income from continuing operations before income taxes by approximately $3.4 million in 2007.

DISCONTINUED OPERATIONS

In the fourth quarter of 2005, our management initiated and our Board of Directors approved a plan to sell the Baker Supply Products Division ("Baker SPD"), a product line group within the Completion and Production segment, which distributes basic supplies, products and small tools to the drilling industry. In March 2006, we completed the sale of Baker SPD and received cash proceeds of $42.5 million. We recorded a gain on the sale of $19.2 million, net of tax of $11.0 million, which consisted of an after-tax gain on the disposal of $16.9 million and $2.3 million related to the recognition of the cumulative foreign currency translation adjustments into earnings.

We have reclassified the consolidated financial statements for all prior periods presented to reflect this operation as discontinued. See Note 2 of the Notes to Consolidated Financial Statements in Item 8 herein for additional information regarding discontinued operations.

NEW ACCOUNTING STANDARDS

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140* ("SFAS 155"). SFAS 155 amends SFAS 133, which required that a derivative embedded in a host contract that does not meet the definition of a derivative be accounted for separately under certain conditions. SFAS 155 is effective for all financial instruments acquired or issued (or subject to a remeasurement event) following the start of an entity's first fiscal year beginning after September 15, 2006. We adopted SFAS 155 on January 1, 2007, and there was no impact on our consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. It prescribes the minimum threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted FIN 48 on January 1, 2007 as required, and recorded a reduction to beginning retained earnings of $64.2 million. See Note 6 for further information.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1 ("FSP AUG AIR-1"), which addresses the accounting for planned major maintenance activities. FSP AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. We adopted FSP AUG AIR-1 on January 1, 2007 to change our method of accounting for repairs and maintenance activities on certain rental tools from the accrue-in-advance method to the direct expense method. The adoption resulted in the reversal of a $34.2 million accrued liability for future repairs and maintenance ("R&M") costs and the recording of an income tax liability of $9.0 million. The net impact of $25.2 million has been recorded as an increase to beginning retained earnings as of January 1, 2007. We did not restate any prior periods as the impact was not material to our financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value and expanding disclosures about fair value measurements. SFAS 157 was originally effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In November 2007, the FASB placed a one year deferral for the implementation of SFAS 157 for nonfinancial assets and liabilities; however, SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in financial statements. We adopted SFAS 157 on January 1, 2008 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in financial statements, with no impact on our consolidated financial statements. We will begin the new disclosure requirements in the first quarter of 2008.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS 158"). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Additionally, it requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position, with limited exceptions. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006; however, the requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year end statement of financial position is effective for fiscal years ending after December 15, 2008. We adopted all requirements of SFAS 158 on December 31, 2006, except for the funded status measurement date requirement, which will be adopted on December 31, 2008, as allowed under SFAS 158. We currently do not expect there to be a material impact on our consolidated financial statements as a result of the adoption of the funded status measurement date requirement.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose to measure eligible financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS 159 on January 1, 2008. We will continue to evaluate the application of SFAS 159, and we currently do not expect there to be a material, if any, impact on our consolidated financial statements as a result of this adoption.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary in an effort to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We will adopt SFAS 160 on January 1, 2009, and have not yet determined the impact, if any, on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R replaces FASB Statement No. 141, *Business Combinations*. The statement retains the purchase method of accounting used in business combinations but replaces SFAS 141 by establishing principles and requirements for the recognition and measurement of assets, liabilities and goodwill, including the requirement that most transaction costs and restructuring costs be expensed. In addition, the statement requires disclosures to enable users to evaluate the nature and financial effects of the business combination. SFAS 141 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We will adopt SFAS 141R on January 1, 2009 for acquisitions on or after this date.

RELATED PARTY TRANSACTIONS

In November 2000, we entered into an agreement with WesternGeco, whereby WesternGeco subleases a facility from us for a period of ten years at then current market rates. In 2006, we entered into an extension of the sublease for five additional years with rent to be determined based on market rates in 2010. During 2006 and 2005, we received payments of $5.6 million and $6.5 million, respectively, from WesternGeco related to this lease. On April 28, 2006, we sold our 30% interest in WesternGeco for $2.4 billion in cash and recorded a pre-tax gain of $1,743.5 million ($1,035.2 million, after-tax). Beginning in 2007, WesternGeco is no longer considered a related party.

During 2006 and 2005, we received distributions of $59.6 million and $30.0 million, respectively, from WesternGeco, which were recorded as reductions in the carrying value of our investment.

During 2005, we received $13.3 million from Schlumberger related to a true-up payment associated with revenues earned by WesternGeco during the four year period ending November 2004 from each party's contributed multiclient seismic data libraries. We recorded $13.0 million as a reduction in the carrying value of our investment in WesternGeco and $0.3 million as interest income. The income tax effect of $3.3 million related to this payment is included in our provision for income taxes for the year ended December 31, 2005.

There were no other significant related party transactions.

FORWARD-LOOKING STATEMENTS

MD&A and certain statements in the Notes to Consolidated Financial Statements include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act (each a "forward-looking statement"). The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "may," "likely" and similar expressions, and the negative thereof, are intended to identify forward-looking statements. Our forward-looking statements are based on assumptions that we believe to be reasonable but that may not prove to be accurate. The statements do not include the potential impact of future transactions, such as an acquisition, disposition, merger, joint venture or other transaction that could occur. We undertake no obligation to publicly update or revise any forward-looking statement. Our expectations regarding our business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, impact of any common stock repurchases, oil and natural gas market conditions, market share and contract terms, costs and availability of resources, economic and regulatory conditions, and environmental matters are only our forecasts regarding these matters.

All of our forward-looking information is subject to risks and uncertainties that could cause actual results to differ materially from the results expected. Although it is not possible to identify all factors, these risks and uncertainties include the risk factors and the timing of any of those risk factors identified in the "Risk Factors Related to the Worldwide Oil and Natural Gas Industry" and "Risk Factors Related to Our Business" sections contained in Item 1A. Risk Factors and those set forth from time to time in our filings with the SEC. These documents are available through our website or through the SEC's Electronic Data Gathering and Analysis Retrieval System ("EDGAR") at *http://www.sec.gov*.

Risk Factors Related to the Worldwide Oil and Natural Gas Industry

For discussion of our risk factors and cautions regarding forward-looking statements, see the "Risk Factors Related to the Worldwide Oil and Natural Gas Industry" in Item 1A. Risk Factors and in the "Forward-Looking Statements" section in Item 7, both contained herein. The risk factors discussed there are not intended to be all inclusive.

Risk Factors Related to Our Business

For discussion of our risk factors and cautions regarding forward-looking statements, see the "Risk Factors Related to Our Business" in Item 1A. Risk Factors and in the "Forward-Looking Statements" section, both contained herein. This list of risk factors is not intended to be all inclusive.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks that are inherent in our financial instruments and arise from changes in interest rates and foreign currency exchange rates. We may enter into derivative financial instrument transactions to manage or reduce market risk but do not enter into derivative financial instrument transactions for speculative purposes. A discussion of our primary market risk exposure in financial instruments is presented below.

INTEREST RATE RISK AND INDEBTEDNESS

We are subject to interest rate risk on our long-term fixed interest rate debt. Commercial paper borrowings, other short-term borrowings and variable rate long-term debt do not give rise to significant interest rate risk because these borrowings either have maturities of less than three months or have variable interest rates similar to the interest rates we receive on our short-term investments. All other things being equal, the fair market value of debt with a fixed interest rate will increase as interest rates fall and will decrease as interest rates rise. This exposure to interest rate risk is managed by borrowing money that has a variable interest rate or using interest rate swaps to change fixed interest rate borrowings to variable interest rate borrowings.

At December 31, 2007 and at December 31, 2006, there were no interest rate swap agreements in effect.

We had fixed rate debt aggregating $1,075.0 million at December 31, 2007 and 2006. The following table sets forth the required cash payments for our indebtedness, which bear a fixed rate of interest and are denominated in U.S. Dollars, and the related weighted average effective interest rates by expected maturity dates as of December 31, 2007 and 2006 (dollar amounts in millions).

	2007	2008	2009	2010	2011	2012	Thereafter	Total
As of December 31, 2007:								
Long-term debt[1][2]	$ –	$ –	$ 525.0	$ –	$ –	$ –	$ 550.0	$ 1,075.0
Weighted average effective interest rates			5.24%[3]				7.54%	6.40%[3]
As of December 31, 2006:								
Long-term debt[1][2]	$ –	$ –	$ 525.0	$ –	$ –	$ –	$ 550.0	$ 1,075.0
Weighted average effective interest rates			5.22%[3]				7.55%	6.39%[3]

(1) Amounts do not include any unamortized discounts, deferred issuance costs or net deferred gains on terminated interest rate swap agreements.

(2) Fair market value of fixed rate long-term debt was $1,154.3 million at December 31, 2007 and $1,169.7 million at December 31, 2006.

(3) Includes the effect of the amortization of net deferred gains on terminated interest rate swap agreements.

FOREIGN CURRENCY AND FOREIGN CURRENCY FORWARD CONTRACTS

We conduct operations around the world in a number of different currencies. A number of our significant foreign subsidiaries have designated the local currency as their functional currency. As such, future earnings are subject to change due to fluctuations in foreign currency exchange rates when transactions are denominated in currencies other than our functional currencies. To minimize the need for foreign currency forward contracts to hedge this exposure, our objective is to manage foreign currency exposure by maintaining a minimal consolidated net asset or net liability position in a currency other than the functional currency. To the extent that market conditions and/or local regulations prevent us from maintaining a minimal consolidated net asset or net liability position, we may enter into foreign currency forward contracts or option contracts.

At December 31, 2007, we had entered into several foreign currency forward contracts with notional amounts aggregating $115.0 million to hedge exposure to currency fluctuations in various foreign currency denominated accounts payable and accounts receivable, including the British Pound Sterling, Norwegian Krone, Euro and the Brazilian Real. These contracts are designated and qualify as fair value hedging instruments. Based on quoted market prices as of December 31, 2007 for contracts with similar terms and maturity dates, we recorded a gain of $1.1 million to adjust these foreign currency forward contracts to their fair market value. This gain offsets designated foreign currency exchange losses resulting from the underlying exposures and is included in marketing, general and administrative expense in the consolidated statement of operations.

At December 31, 2007, we had entered into option contracts with notional amounts aggregating $20.0 million as a hedge of fluctuations in the Russian Ruble exchange rate. The contracts were not designated as hedging instruments. Based on quoted market prices as of December 31, 2007 for contracts with similar terms and maturity dates, we recorded a loss of $0.3 million to adjust the carrying value of these contracts to their fair market value. This loss is included in marketing, general and administrative expense in our consolidated statement of operations.

At December 31, 2006, we had entered into several foreign currency forward contracts with notional amounts aggregating $105.0 million to hedge exposure to currency fluctuations in various foreign currency payables and receivables, including British Pound Sterling, Norwegian Krone, Euro, Indonesian Rupiah and Brazilian Real. These contracts were designated and qualified as fair value hedging instruments. Based on quoted market prices as of December 31, 2006 for contracts with similar terms and maturity dates, we recorded a loss of $0.2 million to adjust these foreign currency forward contracts to their fair market value. This loss offsets designated foreign currency exchange gains resulting from the underlying exposures and is included in marketing, general and administrative expense in the consolidated statement of operations.

The counterparties to our foreign currency forward contracts are major financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis. In the unlikely event that the counterparties fail to meet the terms of a foreign currency contract, our exposure is limited to the foreign currency exchange rate differential.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our control environment is the foundation for our system of internal control and is embodied in our Business Code of Conduct, which sets the tone of our company and includes our Core Values of Integrity, Teamwork, Performance and Learning. Included in our system of internal control are written policies, an organizational structure providing division of responsibilities, the selection and training of qualified personnel and a program of financial and operations reviews by a professional staff of internal auditors. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Our evaluation was based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our principal executive officer and principal financial officer concluded that our internal control over financial reporting was effective as of December 31, 2007. The conclusion of our principal executive officer and principal financial officer is based on the recognition that there are inherent limitations in all systems of internal control. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

Chad C. Deaton
Chairman, President and
Chief Executive Officer

Peter A. Ragauss
Senior Vice President and
Chief Financial Officer

Alan J. Keifer
Vice President and
Controller

Houston, Texas
February 19, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Baker Hughes Incorporated
Houston, Texas

We have audited the internal control over financial reporting of Baker Hughes Incorporated and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated February 19, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's adoption of new accounting standards.

Deloitte & Touche LLP

Houston, Texas
February 19, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Baker Hughes Incorporated
Houston, Texas

We have audited the accompanying consolidated balance sheets of Baker Hughes Incorporated and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included financial statement schedule II, valuation and qualifying accounts, listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Baker Hughes Incorporated and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As described in Note 1 and Note 6 to the consolidated financial statements: effective as of January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Staff Position ("FSP") AUG AIR-1, which prohibits the accrue-in-advance method of accounting for planned major maintenance activities; effective as of January 1, 2007, the Company adopted FASB Interpretation 48, which established new accounting and reporting standards for uncertainty in income taxes recognized in financial statements. Furthermore, as described in Note 4 and Note 14 to the consolidated financial statements: effective as of January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, which established new accounting and reporting standards for stock-based compensation; effective as of December 31, 2006, the Company adopted SFAS No. 158, which established new accounting and reporting standards for defined benefit pension and other postretirement plans.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Houston, Texas
February 19, 2008

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share amounts)	Year Ended December 31, 2007	2006	2005
Revenues:			
Sales	$ 5,170.7	$ 4,566.1	$ 3,738.2
Services and rentals	5,257.5	4,461.3	3,447.3
Total revenues	10,428.2	9,027.4	7,185.5
Costs and expenses:			
Cost of sales	3,517.3	3,033.0	2,580.0
Cost of services and rentals	3,328.3	2,843.4	2,443.7
Research and engineering	372.0	338.9	299.6
Marketing, general and administrative	932.8	877.8	628.8
Total costs and expenses	8,150.4	7,093.1	5,952.1
Operating income	2,277.8	1,934.3	1,233.4
Equity in income of affiliates	1.2	60.4	100.1
Gain on sale of interest in affiliate	–	1,743.5	–
Interest expense	(66.1)	(68.9)	(72.3)
Interest and dividend income	43.8	67.5	18.0
Income from continuing operations before income taxes	2,256.7	3,736.8	1,279.2
Income taxes	(742.8)	(1,338.2)	(404.8)
Income from continuing operations	1,513.9	2,398.6	874.4
Income from discontinued operations, net of tax	–	20.4	4.9
Income before cumulative effect of accounting change	1,513.9	2,419.0	879.3
Cumulative effect of accounting change, net of tax	–	–	(0.9)
Net income	$ 1,513.9	$ 2,419.0	$ 878.4
Basic earnings per share:			
Income from continuing operations	$ 4.76	$ 7.26	$ 2.58
Income from discontinued operations	–	0.06	0.01
Cumulative effect of accounting change	–	–	–
Net income	$ 4.76	$ 7.32	$ 2.59
Diluted earnings per share:			
Income from continuing operations	$ 4.73	$ 7.21	$ 2.56
Income from discontinued operations	–	0.06	0.01
Cumulative effect of accounting change	–	–	–
Net income	$ 4.73	$ 7.27	$ 2.57

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In millions, except par value)	December 31, 2007	December 31, 2006
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,054.4	$ 750.0
Short-term investments	–	353.7
Accounts receivable – less allowance for doubtful accounts: December 31, 2007, $59.0; December 31, 2006, $50.5	2,382.9	2,055.1
Inventories	1,714.4	1,528.8
Deferred income taxes	181.5	167.8
Other current assets	122.4	112.4
Total current assets	5,455.6	4,967.8
Property, plant and equipment – less accumulated depreciation: December 31, 2007, $2,976.4; December 31, 2006, $2,713.4	2,344.6	1,800.5
Goodwill	1,354.2	1,347.0
Intangible assets – less accumulated amortization: December 31, 2007, $124.1; December 31, 2006, $102.3	176.6	190.4
Other assets	525.6	400.0
Total assets	$ 9,856.6	$ 8,705.7
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 704.2	$ 648.8
Short-term borrowings and current portion of long-term debt	15.4	1.3
Accrued employee compensation	456.8	484.2
Income taxes payable	190.9	150.0
Other accrued liabilities	250.6	337.6
Total current liabilities	1,617.9	1,621.9
Long-term debt	1,069.4	1,073.8
Deferred income taxes and other tax liabilities	415.6	300.2
Liabilities for pensions and other postretirement benefits	332.1	339.3
Other liabilities	116.0	127.6
Commitments and contingencies		
Stockholders' Equity:		
Common stock, one dollar par value (shares authorized – 750.0; issued and outstanding – 315.4 at December 31, 2007 and 319.9 at December 31, 2006)	315.4	319.9
Capital in excess of par value	1,216.1	1,600.6
Retained earnings	4,818.3	3,509.6
Accumulated other comprehensive loss	(44.2)	(187.2)
Total stockholders' equity	6,305.6	5,242.9
Total liabilities and stockholders' equity	$ 9,856.6	$ 8,705.7

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions, except per share amounts)	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Unearned Compensation	Total
Balance, December 31, 2004	$ 336.6	$ 3,127.8	$ 545.9	$ (109.8)	$ (5.1)	$ 3,895.4
Comprehensive income:						
Net income			878.4			
Foreign currency translation adjustments, net of tax of $0.1				(65.0)		
Change in minimum pension liability, net of tax of $5.5				(12.2)		
Other				(1.0)		
Total comprehensive income						800.2
Issuance of restricted stock net of cancellations, net of tax of $6.6	0.4	19.2			(12.3)	7.3
Amortization of unearned compensation, net of tax of $(2.1)					5.0	5.0
Stock issued pursuant to employee stock plans, net of tax of $19.8	6.2	243.3				249.5
Repurchase and retirement of common stock	(1.7)	(96.8)				(98.5)
Cash dividends ($0.475 per share)			(161.1)			(161.1)
Balance, December 31, 2005	$ 341.5	$ 3,293.5	$ 1,263.2	$ (188.0)	$ (12.4)	$ 4,697.8
Comprehensive income:						
Net income			2,419.0			
Foreign currency translation adjustments:						
Reclassifications included in net income due to sale of business				(2.3)		
Translation adjustments, net of tax of $4.3				59.4		
Change in minimum pension liability, net of tax of $7.0				(17.8)		
Other				1.1		
Total comprehensive income						2,459.4
Adoption of SFAS 158, net of tax of $21.6				(39.6)		(39.6)
Adoption of SFAS 123(R)		(12.4)			12.4	
Issuance of restricted stock, net of cancellations	0.2	15.1				15.3
Issuance of common stock pursuant to employee stock plans	2.4	97.8				100.2
Tax benefit on stock plans		17.6				17.6
Stock-based compensation		20.7				20.7
Repurchase and retirement of common stock	(24.2)	(1,831.7)				(1,855.9)
Cash dividends ($0.52 per share)			(172.6)			(172.6)
Balance, December 31, 2006	$ 319.9	$ 1,600.6	$ 3,509.6	$ (187.2)	$ –	$ 5,242.9
Adoption of AUG AIR-1, net of tax of $(9.0)			25.2			25.2
Adoption of FIN 48			(64.2)			(64.2)
Adjusted beginning balance January 1, 2007	$ 319.9	$ 1,600.6	$ 3,470.6	$ (187.2)	$ –	$ 5,203.9
Comprehensive income:						
Net income			1,513.9			
Foreign currency translation adjustments, net of tax of $(7.3)				72.2		
Defined benefit pension plans, net of tax of $(37.4)				70.8		
Total comprehensive income						1,656.9
Issuance of restricted stock, net of cancellations	0.2	14.4				14.6
Issuance of common stock, pursuant to employee stock plans	1.7	65.8				67.5
Tax benefit on stock plans		18.5				18.5
Stock-based compensation		31.9				31.9
Repurchase and retirement of common stock	(6.4)	(515.1)				(521.5)
Cash dividends ($0.52 per share)			(166.2)			(166.2)
Balance, December 31, 2007	$ 315.4	$ 1,216.1	$ 4,818.3	$ (44.2)	$ –	$ 6,305.6

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended December 31, 2007	2006	2005
Cash flows from operating activities:			
Income from continuing operations	$ 1,513.9	$ 2,398.6	$ 874.4
Adjustments to reconcile income from continuing operations to net cash flows from operating activities:			
Depreciation and amortization	521.2	433.7	382.4
Amortization of net deferred gains on derivatives	(5.1)	(5.1)	(5.7)
Stock-based compensation costs	50.9	46.0	9.2
Acquired in-process research and development	–	2.6	5.1
(Benefit)/provision for deferred income taxes	(3.7)	77.7	7.4
Gain on sale of interest in affiliate	–	(1,743.5)	–
Provision for income taxes on gain on sale of interest in affiliate	–	708.3	–
Gain on disposal of assets	(78.8)	(59.2)	(34.8)
Equity in income of affiliates	(1.2)	(60.4)	(100.1)
Changes in operating assets and liabilities:			
Accounts receivable	(287.3)	(316.4)	(329.4)
Inventories	(141.8)	(364.9)	(108.7)
Accounts payable	25.9	69.1	122.3
Accrued employee compensation and other accrued liabilities	(138.9)	104.1	92.4
Income taxes payable	129.1	(98.0)	54.9
Income taxes paid on sale of interest in affiliate	(125.3)	(555.1)	–
Liabilities for pensions and other postretirement benefits and other liabilities	(4.3)	57.4	41.7
Other	20.1	(105.2)	(61.5)
Net cash flows from continuing operations	1,474.7	589.7	949.6
Net cash flows from discontinued operations	–	0.4	5.8
Net cash flows from operating activities	1,474.7	590.1	955.4
Cash flows from investing activities:			
Expenditures for capital assets	(1,127.0)	(922.2)	(478.3)
Purchase of short-term investments	(2,520.7)	(3,882.9)	(77.0)
Proceeds from maturities of short-term investments	2,838.8	3,606.2	–
Proceeds from disposal of assets	178.8	135.4	90.1
Proceeds from sale of interests in affiliates	9.9	2,400.0	–
Acquisition of businesses, net of cash acquired	–	(66.2)	(46.8)
Distributions from affiliates	–	59.6	30.0
Receipt of true-up payment related to affiliate	–	–	13.0
Proceeds from sale of business	–	46.3	3.7
Net cash flows from continuing operations	(620.2)	1,376.2	(465.3)
Net cash flows from discontinued operations	–	–	(0.1)
Net cash flows from investing activities	(620.2)	1,376.2	(465.4)
Cash flows from financing activities:			
Net (repayments) borrowings of commercial paper and other short-term debt	14.2	(8.8)	(71.1)
Payment to terminate interest rate swap agreement	–	–	(5.5)
Proceeds from issuance of common stock	67.7	92.5	228.1
Repurchase of common stock	(521.5)	(1,856.0)	(98.5)
Dividends	(166.2)	(172.6)	(161.1)
Excess tax benefits from stock-based compensation	13.8	18.5	–
Net cash flows from financing activities	(592.0)	(1,926.4)	(108.1)
Effect of foreign exchange rate changes on cash	41.9	13.1	(3.9)
Increase in cash and cash equivalents	304.4	53.0	378.0
Cash and cash equivalents, beginning of year	750.0	697.0	319.0
Cash and cash equivalents, end of year	$ 1,054.4	$ 750.0	$ 697.0
Income taxes paid	$ 716.7	$ 1,197.5	$ 299.7
Interest paid	$ 75.9	$ 74.4	$ 80.8

See Notes to Consolidated Financial Statements

BAKER HUGHES INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Baker Hughes Incorporated ("Baker Hughes") is engaged in the oilfield services industry. Baker Hughes is a major supplier of products and technology services and systems to the worldwide oil and natural gas industry and provides products and services for drilling, formation evaluation, completion and production of oil and natural gas wells.

Basis of Presentation

The consolidated financial statements include the accounts of Baker Hughes and all majority owned subsidiaries ("Company," "we," "our" or "us"). Investments over which we have the ability to exercise significant influence over operating and financial policies, but do not hold a controlling interest, are accounted for using the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. In the Notes to Consolidated Financial Statements, all dollar and share amounts in tabulations are in millions of dollars and shares, respectively, unless otherwise indicated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. While we believe that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates are used for, but are not limited to, determining the following: allowance for doubtful accounts and inventory valuation reserves, recoverability of long-lived assets, useful lives used in depreciation and amortization, income taxes and related valuation allowances and insurance, environmental, legal and pensions and postretirement benefit obligations.

Revenue Recognition

Our products and services are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other significant post-delivery obligations. Our products are produced in a standard manufacturing operation, even if produced to our customer's specifications, and are sold in the ordinary course of business through our regular marketing channels. We recognize revenue for these products upon delivery, when title passes, when collectibility is reasonably assured and there are no further significant obligations for future performance. Provisions for estimated warranty returns or similar types of items are made at the time the related revenue is recognized. Revenue for services and rentals is recognized as the services are rendered and when collectibility is reasonably assured. Rates for services are typically priced on a per day, per meter, per man hour or similar basis.

Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Investments

Prior to September 2007, we invested in auction rate securities, which are variable-rate debt securities. While the underlying security has a long-term maturity, the interest rate is reset through Dutch auctions that are typically held every 7, 28 or 35 days. The securities trade at par and are callable at par on any interest payment date at the option of the issuer. Interest is paid at the end of each auction period. We limited our investments in auction rate securities to non mortgage-backed securities that carry a AAA (or equivalent) rating from a recognized rating agency. The investments are classified as available-for-sale and are recorded at cost, which we believe approximates fair market value. At December 31, 2007, we held $35.6 million of auction rate securities that were part of unsuccessful auctions. As a result of the unsuccessful auctions, the interest rate now resets every 28 days at one month LIBOR plus 50 basis points and the liquidity of these investments has been diminished. At December 31, 2007, based on our ability and intent to hold such investments, we have classified all investments in auction rate securities totaling $35.6 million as noncurrent investments, which are included in other assets in our consolidated balance sheet. At December 31, 2006, these investments were classified as short-term investments.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method or the average cost method, which approximates FIFO, and includes the cost of materials, labor and manufacturing overhead.

Property, Plant and Equipment and Accumulated Depreciation

Property, plant and equipment ("PP&E") is stated at cost less accumulated depreciation, which is generally provided by using the straight-line method over the estimated useful lives of the individual assets. Significant improvements and betterments are capitalized if they extend the useful life of the asset. We manufacture a substantial portion of our rental tools and equipment and the cost of these items, which includes direct and indirect manufacturing costs, are capitalized and carried in inventory until the tool is completed. Once the tool has been completed, the cost of the tool is reflected in capital expenditures and the tool is classified as rental tools and equipment in PP&E. The capitalized costs of computer software developed or purchased for internal use are classified in machinery and equipment in PP&E.

Goodwill, Intangible Assets and Amortization

Goodwill, including goodwill associated with equity method investments, and intangible assets with indefinite lives are not amortized. Intangible assets with finite useful lives are amortized either on a straight-line basis over the asset's estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized.

Impairment of Long-Lived Assets

We review property, intangible assets and certain other assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The determination of recoverability is made based upon the estimated undiscounted future net cash flows, excluding interest expense. The amount of impairment loss, if any, is determined by comparing the fair value, as determined by a discounted cash flow analysis, with the carrying value of the related assets.

We perform an annual impairment test of goodwill for each of our reporting units as of October 1, or more frequently if circumstances indicate an impairment may exist. Our reporting units are based on our organizational and reporting structure. Corporate and other assets and liabilities are allocated to the reporting units to the extent that they relate to the operations of those reporting units in determining their carrying amount. Investments in affiliates are also reviewed for impairment whenever events or changes in circumstances indicate that impairment may exist. The determination of impairment is made by comparing the carrying amount with its fair value, which is calculated using a combination of a market capitalization and discounted cash flow approach.

Income Taxes

We use the liability method for determining our income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities. Deferred tax assets are also provided for certain tax credit carryforwards. A valuation allowance to reduce deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We intend to indefinitely reinvest certain earnings of our foreign subsidiaries in operations outside the U.S., and accordingly, we have not provided for U.S. income taxes on such earnings. We do provide for the U.S. and additional non-U.S. taxes on earnings anticipated to be repatriated from our non-U.S. subsidiaries.

We operate in more than 90 countries under many legal forms. As a result, we are subject to the jurisdiction of numerous domestic and foreign tax authorities, as well as to tax agreements and treaties among these governments. Our operations in these different jurisdictions are taxed on various bases: actual income before taxes, deemed profits (which are generally determined using a percentage of revenues rather than profits) and withholding taxes based on revenue. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each tax jurisdiction could have an impact upon the amount of income taxes that we provide during any given year.

Our tax filings for various periods are subjected to audit by tax authorities in most jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or through the courts. We believe that these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. We have received tax assessments from various tax authorities and are currently at varying stages of appeals and/or litigation regarding these matters. We have provided for the amounts we believe will ultimately result from these proceedings. We believe we have substantial defenses to the questions being raised and will pursue all legal remedies should an unfavorable outcome result. However, resolution of these matters involves uncertainties and there are no assurances that the outcomes will be favorable. We provide for uncertain tax positions pursuant to FIN 48, *Accounting for Uncertainty in Income Taxes: an Interpretation of FASB Statement No. 109*.

Product Warranties

We sell certain products with a product warranty that provides that customers can return a defective product during a specified warranty period following the purchase in exchange for a replacement product, repair at no cost to the customer or the issuance of a credit to the customer. We accrue amounts for estimated warranty claims based upon current and historical product sales data, warranty costs incurred and any other related information known to us.

Environmental Matters

Estimated remediation costs are accrued using currently available facts, existing environmental permits, technology and presently enacted laws and regulations. For sites where we are primarily responsible for the remediation, our cost estimates are developed based on internal evaluations and are not discounted. Such accruals are recorded when it is probable that we will be obligated to pay for environmental site evaluation, remediation or related activities, and such costs can be reasonably estimated. If the obligation can only be estimated within a range, we accrue the minimum amount in the range. Such accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. As additional or more accurate information becomes available, accruals are adjusted to reflect current cost estimates. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal, are expensed as incurred. Where we have been identified as a potentially responsible party in a United States federal or state "Superfund" site, we accrue our share of the estimated remediation costs of the site. This share is based on the ratio of the estimated volume of waste we contributed to the site to the total volume of waste disposed at the site.

Foreign Currency

A number of our significant foreign subsidiaries have designated the local currency as their functional currency and, as such, gains and losses resulting from balance sheet translation of foreign operations are included as a separate component of accumulated other comprehensive loss within stockholders' equity. Gains and losses from foreign currency transactions, such as those resulting from the settlement of receivables or payables in the non-functional currency, are included in marketing, general and administrative ("MG&A") expense in the consolidated statements of operations as incurred. For those foreign subsidiaries that have designated the U.S. Dollar as the functional currency, gains and losses resulting from balance sheet translation of foreign operations are also included in MG&A expense in the consolidated statements of operations as incurred. We recorded net foreign currency transaction and translation gains in MG&A in the consolidated statement of operations of $10.7 million, $1.7 million and $6.8 million in 2007, 2006 and 2005, respectively.

Derivative Financial Instruments

We monitor our exposure to various business risks including commodity prices, foreign currency exchange rates and interest rates and occasionally use derivative financial instruments to manage the impact of certain of these risks. Our policies do not permit the use of derivative financial instruments for speculative purposes. We use foreign currency forward contracts to hedge certain firm commitments and transactions denominated in foreign currencies. We have used and may use interest rate swaps to manage interest rate risk.

At the inception of any new derivative, we designate the derivative as a hedge as that term is defined in SFAS 133 (as amended and interpreted) *Accounting for Derivative Instruments and Hedging Activities* or we determine the derivative to be undesignated as a hedging instrument as the facts dictate. We document all relationships between the hedging instruments and the hedged items, as well as our risk management objectives and strategy for undertaking various hedge transactions. We assess whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged item at both the inception of the hedge and on an ongoing basis.

Reclassifications

During the fourth quarter of 2007, we began classifying certain expenses as cost of sales and cost of services and rentals that were previously classified as selling, general and administrative expenses. The change was the result of an internal review to improve management reporting. The reclassified expenses relate to selling and field service costs which are closely related to operating activities. In addition, we have renamed selling, general and administrative expenses on the statement of operations to marketing, general and administrative expenses to more accurately describe the costs included therein. The impact of these reclassifications is to increase cost of sales by $366.1 million, $318.6 million and $276.2 million for the years ended December 31, 2007, 2006 and 2005, respectively; increase cost of services and rentals by $123.9 million, $114.3 million and $104.7 million for the years ended December 31, 2007, 2006 and 2005, respectively; and decrease marketing, general and administrative expense by $490.0 million, $432.9 million and $380.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. These reclassifications had no impact on total costs and expenses as these changes offset one another. All prior periods have been reclassified to conform to this new presentation.

New Accounting Standards

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 155, *Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140* ("SFAS 155"). SFAS 155 amends SFAS 133, which required that a derivative embedded in a host contract that does not meet the definition of a derivative be accounted for separately under certain conditions. SFAS 155 is effective for all financial instruments acquired or issued (or subject to a remeasurement event) following the start of an entity's first fiscal year beginning after September 15, 2006. We adopted SFAS 155 on January 1, 2007, and there was no impact on our consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. It prescribes the minimum threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. We adopted FIN 48 on January 1, 2007 as required, and recorded a reduction to beginning retained earnings of $64.2 million. See Note 6 for further information.

In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1 ("FSP AUG AIR-1"), which addresses the accounting for planned major maintenance activities. FSP AUG AIR-1 prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. We adopted FSP AUG AIR-1 on January 1, 2007 to change our method of accounting for repairs and maintenance activities on certain rental tools from the accrue-in-advance method to the direct expense method. The adoption resulted in the reversal of a $34.2 million accrued liability for future repairs and maintenance ("R&M") costs and the recording of an income tax liability of $9.0 million. The net impact of $25.2 million has been recorded as an increase to beginning retained earnings as of January 1, 2007. We did not restate any prior periods as the impact was not material to our financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which is intended to increase consistency and comparability in fair value measurements by defining fair value, establishing a framework for measuring fair value and expanding disclosures about fair value measurements. SFAS 157 was originally effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In November 2007, the FASB placed a one year deferral for the implementation of SFAS 157 for nonfinancial assets and liabilities; however, SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in financial statements. We adopted SFAS 157 on January 1, 2008 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis in financial statements, with no impact on our consolidated financial statements. We will begin the new disclosure requirements in the first quarter of 2008.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)* ("SFAS 158"). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Additionally, it requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position, with limited exceptions. SFAS 158 is effective as of the end of the fiscal year ending after December 15, 2006; however, the requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year end statement of financial position is effective for fiscal years ending after December 15, 2008. We adopted all requirements of SFAS 158 on December 31, 2006, except for the funded status measurement date requirement, which will be adopted on December 31, 2008, as allowed under SFAS 158. We currently do not expect there to be a material impact on our consolidated financial statements as a result of the adoption of the funded status measurement date requirement.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose to measure eligible financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We adopted SFAS 159 on January 1, 2008. We will continue to evaluate the application of SFAS 159, and we currently do not expect there to be a material, if any, impact on our consolidated financial statements as a result of this adoption.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary in an effort to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We will adopt SFAS 160 on January 1, 2009, and have not yet determined the impact, if any, on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R replaces FASB Statement No. 141, *Business Combinations*. The statement retains the purchase method of accounting used in business combinations but replaces SFAS 141 by establishing principles and requirements for the recognition and measurement of assets, liabilities and goodwill, including the requirement that most transaction costs and restructuring costs be expensed. In addition, the statement requires disclosures to enable users to evaluate the nature and financial effects of the business combination. SFAS 141 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We will adopt SFAS 141R on January 1, 2009 for acquisitions on or after this date.

NOTE 2. DISCONTINUED OPERATIONS

In the fourth quarter of 2005, our management initiated and our Board of Directors approved a plan to sell the Baker Supply Products Division ("Baker SPD"), a product line group within the Completion and Production segment, which distributes basic supplies, products and small tools to the drilling industry. In March 2006, we completed the sale of Baker SPD and received cash proceeds of $42.5 million. We recorded a gain on the sale of $19.2 million, net of tax of $11.0 million, which consisted of an after-tax gain on the disposal of $16.9 million and $2.3 million related to the recognition of the cumulative foreign currency translation adjustments into earnings.

We have reclassified the consolidated financial statements for all prior periods presented to reflect these operations as discontinued. Summarized financial information from discontinued operations is as follows for the years ended December 31:

	2007	2006	2005
Revenues	$ –	$ 6.7	$ 32.5
Income before income taxes	$ –	$ 1.8	$ 7.7
Income taxes	–	(0.6)	(2.8)
Income before gain on disposal	–	1.2	4.9
Gain on disposal, net of tax	–	19.2	–
Income from discontinued operations	$ –	$ 20.4	$ 4.9

NOTE 3. ACQUISITIONS

In January 2006, we acquired Nova Technology Corporation ("Nova") for $55.4 million, net of cash acquired of $3.0 million, plus assumed debt. Nova is a supplier of permanent monitoring, chemical injection systems, and multi-line services for deepwater and subsea oil and gas well applications. As a result of the acquisition, we recorded $29.7 million of goodwill, $24.3 million of intangible assets and assigned $2.6 million to in-process research and development. Under the terms of the purchase agreement, the former owners of Nova are entitled to additional purchase price consideration of up to $3.0 million based on certain post-closing events to the extent that those events occur no later than January 31, 2016, of which $1.0 million was paid during 2007.

In December 2005, we purchased Zeroth Technology Limited ("Zertech"), a developer of an expandable metal sealing element, for $20.3 million in cash. As a result of the acquisition, we recorded $9.4 million of goodwill and $10.3 million of intangible assets. Under the terms of the purchase agreement, the former owners of Zertech are entitled to additional purchase price consideration of up to approximately $14.0 million based on the performance of the business during 2006, 2007 and 2008.

We owned a 50% interest in the QuantX Wellbore Instrumentation venture ("QuantX") and in October 2005, we purchased the remaining 50% interest in QuantX for $27.2 million. We recorded $28.4 million of goodwill, $19.6 million of intangibles and assigned $5.1 million to in-process research and development.

All acquisitions above are included in the Completion and Production segment. For each of these acquisitions, the purchase price was allocated based on the fair value of the assets acquired and liabilities assumed using a discounted cash flow approach. Amounts related to in-process research and development were written off at the date of acquisition and are included in research and engineering expenses. Pro forma results of operations have not been presented individually or in the aggregate for these acquisitions because the effects of these acquisitions were not material to our consolidated financial statements.

NOTE 4. STOCK-BASED COMPENSATION

On January 1, 2006, we adopted SFAS 123(R), which establishes accounting for equity instruments exchanged for employee services. SFAS 123(R) is a revision of SFAS 123 and supersedes APB 25. Under the provisions of SFAS 123(R), stock-based compensation cost is measured at the date of grant, based on the calculated fair value of the award, and is recognized as expense over the employee's service period, which is generally the vesting period of the equity grant.

Prior to January 1, 2006, we accounted for stock-based compensation to employees under the intrinsic value method in accordance with APB 25, as permitted under SFAS 123. Under this method, compensation cost was recognized for the difference between the quoted market price of our common stock on the date of grant and the amount, if any, the employee was required to pay for the common stock (the exercise price). Accordingly, we did not recognize compensation cost for our stock option awards or our employee stock purchase plan because we issue options at exercise prices equal to the market value of our stock on the date of grant and because our employee stock purchase plan was noncompensatory. We did record compensation cost for our restricted stock awards and restricted stock units.

We adopted SFAS 123(R) using the modified prospective application method and, accordingly, no prior periods have been restated. Under this method, compensation cost recognized during the year ended December 31, 2006 includes: (a) compensation cost for all stock-based awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all stock-based awards granted after January 1, 2006, based on the grant-date fair value estimated in accordance with SFAS 123(R). Additionally, compensation cost is recognized based on awards ultimately expected to vest, therefore, we have reduced the cost for estimated forfeitures based on historical forfeiture rates. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods to reflect actual forfeitures. As a result of the adoption of SFAS 123(R), the balance in unearned compensation recorded in stockholders' equity as of January 1, 2006, of $12.4 million, net of tax, was reclassified to and reduced the balance of capital in excess of par value.

The FASB Staff Position No. SFAS 123 (R)-3, *"Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards"* ("FSP 123(R)-3"), provides an alternative method of calculating excess tax benefits (the "APIC pool") from the method defined in SFAS 123(R). A one-time election to adopt the transition method in FSP 123(R)-3 is available to those entities adopting SFAS 123(R). The Company has calculated the APIC pool using the alternative method outlined in FSP 123(R)-3.

The following table summarizes stock-based compensation costs recognized under SFAS 123(R) for the years ended December 31, 2007 and 2006 and under APB 25 for the year ended December 31, 2005. There were no stock-based compensation costs capitalized as the amounts were not material.

	2007	2006	2005
Stock-based compensation costs	$ 50.9	$ 46.0	$ 9.2
Tax benefit	(11.4)	(10.1)	(3.1)
Stock-based compensation costs, net of tax	$ 39.5	$ 35.9	$ 6.1

For our stock options and restricted stock awards and units, we currently have 30.0 million shares authorized for issuance and as of December 31, 2007, approximately 7.5 million shares were available for future grants. Our policy is to issue new shares for exercises of stock options; vesting of restricted stock awards and units; and issuances under the employee stock purchase plan.

The following table illustrates the pro forma effect on net income and earnings per share for the year ended December 31, 2005 if we had recognized compensation expense by applying the fair value based method to all awards as provided for under SFAS 123:

	2005
Net income, as reported	$ 878.4
Add: Stock-based compensation for restricted stock awards and units included in reported net income, net of tax	6.1
Deduct: Stock-based compensation determined under SFAS 123, net of tax	(35.0)
Pro forma net income	$ 849.5
Basic EPS:	
As reported	$ 2.59
Pro forma	2.50
Diluted EPS:	
As reported	$ 2.57
Pro forma	2.49

Stock Options

Our stock option plans provide for the issuance of incentive and non-qualified stock options to directors, officers and other key employees at an exercise price equal to the fair market value of the stock at the date of grant. Although subject to the terms of the stock option agreement, substantially all of the stock options become exercisable in three equal annual installments, beginning a year from the date of grant, and generally expire ten years from the date of grant. The stock option plans provide for the acceleration of vesting upon the employee's retirement; therefore, the service period is reduced for employees that are or will become retirement eligible during the vesting period and, accordingly, the recognition of compensation expense for these employees is accelerated. Compensation cost related to stock options is recognized on a straight-line basis over the vesting or service period and is net of forfeitures.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table presents the weighted average assumptions used in the option pricing model for options granted. The expected life of the options represents the period of time the options are expected to be outstanding. For the year 2005, the expected life was based on historical trends. For the years ended December 31, 2007 and 2006, the expected life is based on our historical exercise trends and post-vest termination data incorporated into a forward-looking stock price model. For the year 2005, our expected volatility is based on the historical volatility of our stock for a period approximating the expected life. For the years ended December 31, 2007 and 2006, as allowed under the Securities and Exchange Commission's Staff Accounting Bulletin 107 ("SAB 107"), the expected volatility is based on our implied volatility, which is the volatility forecast that is implied by the prices of our actively traded options to purchase our stock observed in the market. The risk-free interest rate is based on the observed U.S. Treasury yield curve in effect at the time the options were granted. The dividend yield is based on our history of dividend payouts.

	2007 Actual	2006 Actual	2005 Pro Forma
Expected life (years)	5.1	5.0	3.7
Risk-free interest rate	4.8%	4.8%	3.7%
Volatility	28.6%	31.1%	35.0%
Dividend yield	0.7%	0.7%	1.0%
Weighted average fair value per share at grant date	$ 24.20	$ 26.15	$ 14.62

A summary of our stock option activity and related information is presented below (in thousands, except per option prices):

	Number of Options	Weighted Average Exercise Price Per Option
Outstanding at December 31, 2006	4,296	$ 46.35
Granted	690	75.12
Exercised	(1,657)	40.94
Forfeited	(80)	53.28
Expired	(78)	46.79
Outstanding at December 31, 2007	3,171	$ 55.25

The total intrinsic value of stock options (defined as the amount by which the market price of the underlying stock on the date of exercise exceeds the exercise price of the option) exercised in 2007, 2006 and 2005 was $72.5 million, $73.6 million and $84.6 million, respectively. The income tax benefit realized from stock options exercised was $18.5 million for the year ended December 31, 2007. The total fair value of options vested in 2007, 2006 and 2005 was $19.6 million, $20.2 million and $20.4 million, respectively. As of December 31, 2007, there was $10.4 million of total unrecognized compensation cost related to nonvested stock options which is expected to be recognized over a weighted average period of 1.9 years.

The following table summarizes information about stock options outstanding as of December 31, 2007 (in thousands, except per option prices and remaining life):

	Outstanding			Exercisable		
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price Per Option	Number of Options	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price Per Option
$ 14.49 – $ 21.00	60	1.1	$ 20.24	60	1.1	$ 20.24
22.88 – 33.50	405	4.3	29.64	405	4.6	29.64
35.81 – 43.39	989	6.1	40.14	821	6.2	39.64
56.21 – 82.28	1,717	8.4	71.21	460	8.0	65.67
Total	3,171	7.0	$ 55.25	1,746	6.1	$ 43.51

The aggregate intrinsic value of stock options outstanding at December 31, 2007 was $86.7 million, of which $68.3 million relates to awards vested and exercisable and $18.4 million relates to awards expected to vest. The intrinsic value for stock options outstanding is calculated as the amount by which the quoted price of $82.60 of our common stock as of the end of 2007 exceeds the exercise price of the options.

Restricted Stock Awards and Units

In addition to stock options, officers, directors and key employees may be granted restricted stock awards ("RSA"), which is an award of common stock with no exercise price, or restricted stock units ("RSU"), where each unit represents the right to receive at the end of a stipulated period one unrestricted share of stock with no exercise price. RSAs and RSUs are subject to cliff or graded vesting, generally ranging over a three to five year period. We determine the fair value of restricted stock awards and restricted stock units based on the market price of our common stock on the date of grant. Compensation cost for RSAs and RSUs is primarily recognized on a straight-line basis over the vesting or service period and is net of forfeitures.

A summary of our RSA and RSU activity and related information is presented below (in thousands, except per share/unit prices):

	RSA Number of Shares	Weighted Average Grant Date Fair Value Per Share	RSU Number of Units	Weighted Average Grant Date Fair Value Per Unit
Nonvested balance at December 31, 2006	747	$ 56.23	124	$ 61.91
Granted	352	68.59	93	68.54
Vested	(243)	55.25	(49)	58.74
Forfeited	(61)	57.20	(12)	65.76
Nonvested balance at December 31, 2007	795	$ 61.93	156	$ 66.56

The weighted average grant date fair value per share for RSAs in 2006 and 2005 was $73.97 and $44.28, respectively. The weighted average grant date fair value per share for RSUs in 2006 and 2005 was $74.00 and $42.60, respectively.

The total grant date fair value of RSAs and RSUs vested in 2007 and 2006 was $16.3 million and $10.6 million, respectively. There were no RSAs or RSUs that vested in 2005. As of December 31, 2007, there was $26.2 million and $6.0 million of total unrecognized compensation cost related to nonvested RSAs and RSUs, respectively, which is expected to be recognized over a weighted average period of 1.8 years.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan ("ESPP") allows eligible employees to elect to contribute on an after-tax basis between 1% and 10% of their annual pay to purchase our common stock; provided, however, an employee may not contribute more than $25,000 annually to the plan pursuant to Internal Revenue Service restrictions. Shares are purchased at a 15% discount of the fair market value of our common stock on January 1 or December 31, whichever is lower. We currently have 14.5 million shares authorized for issuance under the ESPP, and at December 31, 2007, there were 2.9 million shares reserved for future issuance under the ESPP. Compensation expense determined under SFAS 123(R) for the year ended December 31, 2007 was calculated using the Black-Scholes option pricing model with the following assumptions:

	2007 Actual	2006 Actual	2005 Pro Forma
Expected life (years)	1.0	1.0	1.0
Interest rate	4.9%	4.4%	2.7%
Volatility	30.5%	28.0%	26.6%
Dividend yield	0.7%	0.9%	1.1%
Weighted average fair value per share at grant date	$ 10.39	$ 7.66	$ 10.05

We calculated estimated volatility using historical daily prices based on the expected life of the stock purchase plan. The risk-free interest rate is based on the observed U.S. Treasury yield curve in effect at the time the ESPP shares were granted. The dividend yield is based on our history of dividend payouts.

NOTE 5. SALE OF INTEREST AND INVESTMENTS IN AFFILIATES

We have investments in affiliates that are accounted for using the equity method of accounting. The most significant of these affiliates was our 30% interest in WesternGeco, a seismic venture jointly owned with Schlumberger Limited ("Schlumberger"). On April 28, 2006, we sold our 30% interest in WesternGeco to Schlumberger for $2.4 billion in cash. We recorded a pre-tax gain of $1,743.5 million ($1,035.2 million, after-tax). Prior to our sale, during 2006 and 2005, we received distributions of $59.6 million and $30.0 million, respectively, from WesternGeco, which were recorded as reductions in the carrying value of our investment.

During 2005, we received $13.3 million from Schlumberger related to a true-up payment associated with revenues earned by WesternGeco during the four year period ending November 2004 from each party's contributed multiclient seismic data libraries. We recorded $13.0 million as a reduction in the carrying value of our investment in WesternGeco and $0.3 million as interest income. The income tax effect of $3.3 million related to this payment is included in our provision for income taxes for the year ended December 31, 2005.

In November 2000, we entered into an agreement with WesternGeco, whereby WesternGeco subleases a facility from us for a period of ten years at then current market rates. In 2006, we entered into an extension of the sublease for five additional years with rent to be determined based on market rates in 2010. During 2007, 2006 and 2005, we received payments of $8.2 million, $5.6 million and $6.5 million, respectively, from WesternGeco related to this lease.

The following table includes summarized unaudited combined financial information for the affiliates in which we account for our interests using the equity method of accounting. Included in the table for 2006 are the operating and financial position results for WesternGeco through March 31, 2006, the most recent date for which information is available. All other information for affiliates is as of December 31.

	2007	2006	2005
Combined operating results:			
Revenues	$ 13.8	$ 582.9	$ 1,700.7
Operating income	5.1	166.1	327.3
Net income	4.3	145.2	279.7

	2007	2006
Combined financial position:		
Current assets	$ 11.4	$ 1,229.4
Noncurrent assets	11.8	1,116.1
Total assets	$ 23.2	$ 2,345.5
Current liabilities	$ 6.8	$ 546.0
Noncurrent liabilities	–	89.1
Stockholders' equity	16.4	1,710.4
Total liabilities and stockholders' equity	$ 23.2	$ 2,345.5

As of December 31, 2007 and 2006, the excess of our investments as recorded on our balance sheet over our pro-rata share of the shareholders' equity as reported by the affiliates was $4.7 million and $8.4 million, respectively.

NOTE 6. INCOME TAXES

The provision for income taxes on income from continuing operations is comprised of the following for the years ended December 31:

	2007	2006	2005
Current:			
United States	$ 365.8	$ 861.5	$ 146.3
Foreign	380.7	371.1	251.1
Total current	746.5	1,232.6	397.4
Deferred:			
United States	19.0	97.9	7.0
Foreign	(22.7)	7.7	0.4
Total deferred	(3.7)	105.6	7.4
Provision for income taxes	$ 742.8	$ 1,338.2	$ 404.8

The geographic sources of income from continuing operations before income taxes are as follows for the years ended December 31:

	2007	2006	2005
United States	$ 876.5	$ 1,917.3	$ 409.6
Foreign	1,380.2	1,819.5	869.6
Income from continuing operations before income taxes	$ 2,256.7	$ 3,736.8	$ 1,279.2

Tax benefits of $17.1 million, $19.4 million and $19.8 million associated with the exercise of employee stock options were allocated to equity and recorded in capital in excess of par value in the years ended December 31, 2007, 2006 and 2005, respectively.

The provision for income taxes differs from the amount computed by applying the U.S. statutory income tax rate to income from continuing operations before income taxes for the reasons set forth below for the years ended December 31:

	2007	2006	2005
Statutory income tax at 35%	$ 789.9	$ 1,307.9	$ 447.7
Effect of sale of interest in affiliate	–	98.1	–
Effect of foreign operations	(84.0)	(86.9)	(46.0)
Net tax (benefit) charge related to foreign losses	(0.8)	(2.7)	5.5
State income taxes – net of U.S. tax benefit	17.9	12.1	8.8
Cumulative tax effect of SRP	–	–	(10.6)
Other – net	19.8	9.7	(0.6)
Provision for income taxes	$ 742.8	$ 1,338.2	$ 404.8

During 2006, we provided $708.3 million for taxes related to the sale of our interest in WesternGeco. Approximately $98.1 million of this tax provision is in excess of the U.S. statutory income tax rate due to taxes provided on the expected repatriation of the non-U.S. proceeds received in the transaction and a larger U.S. tax gain due to lower tax basis compared to book basis.

In 2005, we recognized a $10.6 million deferred tax asset attributable to the cumulative temporary difference between the carrying values of our Supplemental Retirement Plan ("SRP") for financial reporting and income tax purposes, which had the effect of reducing tax expense.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carryforwards. The tax effects of our temporary differences and carryforwards are as follows at December 31:

	2007	2006
Deferred tax assets:		
Receivables	$ 6.3	$ 9.9
Inventory	160.5	138.3
Property	49.7	53.3
Employee benefits	28.6	63.4
Other accrued expenses	45.2	46.9
Operating loss carryforwards	43.5	41.1
Tax credit carryforwards	31.3	20.7
Capitalized research and development costs	27.6	39.2
Other	38.8	29.6
Subtotal	431.5	442.4
Valuation allowances	(66.8)	(50.7)
Total	364.7	391.7
Deferred tax liabilities:		
Goodwill	133.0	130.8
Undistributed earnings of foreign subsidiaries	98.9	150.3
Other	48.4	30.4
Total	280.3	311.5
Net deferred tax asset	$ 84.4	$ 80.2

We record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. We have provided a valuation allowance for operating loss carryforwards in certain non-U.S. jurisdictions where our operations have decreased, currently ceased or we have withdrawn entirely.

We have provided for U.S. and additional foreign taxes for the anticipated repatriation of certain earnings of our foreign subsidiaries. We consider the undistributed earnings of our foreign subsidiaries above the amount for which taxes have already been provided to be indefinitely reinvested, as we have no intention to repatriate these earnings. As such, deferred income taxes are not provided for temporary differences of approximately $1.6 billion, $0.8 billion and $0.4 billion as of December 31, 2007, 2006 and 2005, respectively, representing earnings of non-U.S. subsidiaries intended to be permanently reinvested. These additional foreign earnings could become subject to additional tax if remitted, or deemed remitted, as a dividend. Computation of the potential deferred tax liability associated with these undistributed earnings and other basis difference is not practicable.

At December 31, 2007, we had approximately $28.5 million of foreign tax credits which may be carried forward indefinitely under applicable foreign law and $2.8 million of state tax credits expiring in varying amounts between 2016 and 2021. The operating loss carryforwards without a valuation allowance will expire in varying amounts over the next twenty years.

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*. FIN 48 addresses the determination of whether tax benefits (e.g. tax deductions or credits) claimed or expected to be claimed on a tax return should be recorded in the financial statements as a reduction to income tax expense and related income tax liabilities. Under FIN 48, the tax benefit from an uncertain tax position is to be recognized as a reduction to income tax expense when it is more likely than not, based on the technical merits of the position, that the position will be sustained on examination by the taxing authorities including resolution of any related appeals or litigation processes. Additionally, the amount of the tax benefit to be recognized is the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the taxing authorities. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We adopted FIN 48 on January 1, 2007, pursuant to which we recognized a $78.5 million increase in the gross liability for unrecognized tax benefits which included $17.3 million of interest and penalties. As a result of the implementation of FIN 48, we recognized the following adjustments to our accounts as of January 1, 2007.

	Increase (Decrease)
Beginning retained earnings	$ (64.2)
Deferred tax assets	(0.6)
Non-current tax receivables	14.9
Tax liabilities	78.5

As of January 1, 2007, we had $422.8 million of tax liabilities for gross unrecognized tax benefits, which includes liabilities for interest and penalties of $50.4 million and $18.1 million respectively. If we were to prevail on all uncertain tax positions, the net effect would be a benefit to our effective tax rate of approximately $339.2 million. The remaining approximately $83.6 million, which is recorded as a deferred tax asset, represents tax benefits that would be received in different taxing jurisdictions in the event that we did not prevail on all uncertain tax positions.

As of December 31, 2007, we had $456.9 million of tax liabilities for gross unrecognized tax benefits, which includes liabilities for interest and penalties of $71.4 million and $22.1 million, respectively. Our gross unrecognized tax benefits include $9.3 million of additional taxes and related interest and penalties, recorded in 2007, that are associated with disallowed tax deductions taken in previous years, arising from the resolution of investigations with the Securities and Exchange Commission ("SEC") and the Department of Justice ("DOJ"). If we were to prevail on all uncertain tax positions, the net effect would be a benefit to our effective tax rate of approximately $373.3 million. The remaining approximately $83.6 million, which is recorded as a deferred tax asset, represents tax benefits that would be received in different taxing jurisdictions in the event that we did not prevail on all uncertain tax positions.

We have elected under FIN 48 to continue with our prior policy to classify interest and penalties related to unrecognized tax benefits as income taxes in our financial statements. For the year ended December 31, 2007, we recognized $25.0 million of interest and penalties expense related to unrecognized tax benefits in the consolidated statement of operations.

The following presents a rollforward of our unrecognized tax benefits and associated interest and penalties included in the balance sheet.

	Gross Unrecognized Tax Benefits, Excluding Interest and Penalties	Interest and Penalties	Total Gross Unrecognized Tax Benefits
Balance at January 1, 2007	$ 354.3	$ 68.5	$ 422.8
Increase in prior year tax positions	2.8	21.1	23.9
Increase in current year tax positions	20.1	5.3	25.4
Decrease related to settlements with taxing authorities and lapse of statute of limitations	(21.6)	(5.5)	(27.1)
Increase due to effects of foreign currency translation	7.8	4.1	11.9
Balance at December 31, 2007	$ 363.4	$ 93.5	$ 456.9

It is expected that the amount of unrecognized tax benefits will change in the next twelve months due to expiring statutes, audit activity, tax payments, competent authority proceedings related to transfer pricing, or final decisions in matters that are the subject of litigation in various taxing jurisdictions in which we operate. At December 31, 2007, current taxes payable included approximately $105.5 million of gross unrecognized tax benefits, which we expect to settle within the next twelve months primarily as the result of audit settlements or statute expirations in several taxing jurisdictions. The most significant uncertainties are due to possible transfer pricing adjustments related to goods and services provided across borders in various countries.

At December 31, 2007, approximately $351.4 million of gross unrecognized tax benefits were included in the non-current portion of our income tax liabilities, for which the settlement period cannot be determined; however, it is not expected to be within the next twelve months.

We operate in over 90 countries and are subject to income taxes in most taxing jurisdictions in which we operate. The following table summarizes the earliest tax years that remain subject to examination by the major taxing jurisdictions in which we operate. These jurisdictions are those we project to have the highest tax liability for 2007.

Jurisdiction	Earliest Open Tax Period	Jurisdiction	Earliest Open Tax Period
Argentina	2002	Norway	1999
Canada	1998	Russia	2005
Germany	2003	Saudi Arabia	1995
Italy	1999	United Kingdom	2003
Netherlands	1998	United States	2002

NOTE 7. EARNINGS PER SHARE

A reconciliation of the number of shares used for the basic and diluted EPS computations is as follows for the years ended December 31:

	2007	2006	2005
Weighted average common shares outstanding for basic EPS	318.0	330.6	339.4
Effect of dilutive securities – stock plans	2.1	2.0	2.1
Adjusted weighted average common shares outstanding for diluted EPS	320.1	332.6	341.5
Future potentially dilutive shares excluded from diluted EPS:			
Options with an exercise price greater than the average market price for the period	0.6	0.7	0.7

NOTE 8. INVENTORIES

Inventories are comprised of the following at December 31:

	2007	2006
Finished goods	$ 1,414.0	$ 1,239.5
Work in process	177.5	188.0
Raw materials	122.9	101.3
Total	$ 1,714.4	$ 1,528.8

NOTE 9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are comprised of the following at December 31:

	Depreciation Period	2007	2006
Land		$ 62.0	$ 46.1
Buildings and improvements	2–40 years	774.7	661.0
Machinery and equipment	2–20 years	2,745.0	2,387.6
Rental tools and equipment	1–10 years	1,739.3	1,419.2
Subtotal		5,321.0	4,513.9
Accumulated depreciation		(2,976.4)	(2,713.4)
Total		$ 2,344.6	$ 1,800.5

NOTE 10. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are detailed below by segment:

	Drilling and Evaluation	Completion and Production	Total
Balance as of December 31, 2005	$ 904.1	$ 411.7	$ 1,315.8
Goodwill from acquisitions during the period	5.3	30.4	35.7
Adjustments for final purchase price allocations of previous acquisitions	–	(5.0)	(5.0)
Translation adjustments and other	(0.2)	0.7	0.5
Balance as of December 31, 2006	909.2	437.8	1,347.0
Adjustments for final purchase price allocations of previous acquisitions	2.0	1.5	3.5
Translation adjustments and other	2.8	0.9	3.7
Balance as of December 31, 2007	$ 914.0	$ 440.2	$ 1,354.2

We perform an annual impairment test of goodwill as of October 1 of every year. There were no impairments of goodwill in 2007, 2006 or 2005 related to the annual impairment test.

Intangible assets are comprised of the following at December 31:

	2007			2006		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Technology-based	$ 240.6	$ (105.1)	$ 135.5	$ 236.7	$ (87.2)	$ 149.5
Contract-based	15.1	(9.2)	5.9	13.8	(6.6)	7.2
Marketing-related	5.7	(5.7)	–	5.7	(5.7)	–
Customer-based	13.6	(3.8)	9.8	13.7	(2.4)	11.3
Other	0.3	(0.3)	–	0.7	(0.4)	0.3
Total amortizable intangible assets	275.3	(124.1)	151.2	270.6	(102.3)	168.3
Marketing-related intangible assets with an indefinite useful life	25.4	–	25.4	22.1	–	22.1
Total	$ 300.7	$ (124.1)	$ 176.6	$ 292.7	$ (102.3)	$ 190.4

Intangible assets are amortized either on a straight-line basis with estimated useful lives ranging from 1 to 20 years, or on a basis that reflects the pattern in which the economic benefits of the intangible assets are expected to be realized, which range from 15 to 30 years.

Amortization expense included in net income for the years ended December 31, 2007, 2006 and 2005 was $20.8 million, $20.0 million and $15.2 million, respectively. Estimated amortization expense for each of the subsequent five fiscal years is expected to be as follows: 2008 – $19.1 million; 2009 – $18.3 million; 2010 – $14.8 million; 2011 – $13.8 million and 2012 – $13.5 million.

NOTE 11. INDEBTEDNESS

Total debt consisted of the following at December 31:

	2007	2006
6.25% Notes due January 2009 with an effective interest rate of 4.72%, net of unamortized discount and debt issuance costs of $0.3 at December 31, 2007 ($0.7 at December 31, 2006)	$ 330.0	$ 334.8
6.00% Notes due February 2009 with an effective interest rate of 6.11%, net of unamortized discount and debt issuance costs of $0.2 at December 31, 2007 ($0.4 at December 31, 2006)	199.8	199.6
8.55% Debentures due June 2024 with an effective interest rate of 8.76%, net of unamortized discount and debt issuance costs of $2.3 at December 31, 2007 ($2.4 at December 31, 2006)	147.7	147.6
6.875% Notes due January 2029 with an effective interest rate of 7.08%, net of unamortized discount and debt issuance costs of $8.1 at December 31, 2007 ($8.3 at December 31, 2006)	391.9	391.7
Other debt	15.4	1.4
Total debt	1,084.8	1,075.1
Less short-term debt and current maturities	15.4	1.3
Long-term debt	$ 1,069.4	$ 1,073.8

At December 31, 2007, we had $1,018.5 million of credit facilities with commercial banks, of which $500.0 million is a committed revolving credit facility (the "facility") that expires in July 2012. The facility provides for a one year extension, subject to the approval and acceptance by the lenders, among other conditions. In addition, the facility contains a provision to allow for an increase in the facility amount of an additional $500.0 million, subject to the approval and acceptance by the lenders, among other conditions. The facility contains certain covenants which, among other things, require the maintenance of a funded indebtedness to total capitalization ratio (a defined formula per the facility) of less than or equal to 0.60, restrict certain merger transactions or the sale of all or substantially all of the assets of the Company or a significant subsidiary and limit the amount of subsidiary indebtedness. Upon the occurrence of certain events of default, our obligations under the facility may be accelerated. Such events of default include payment defaults to lenders under the facility, covenant defaults and other customary defaults. At December 31, 2007, we were in compliance with all of the facility covenants. There were no direct borrowings under the facility during the year ended December 31, 2007; however, to the extent we have outstanding commercial paper, our ability to borrow under the facility is reduced. At December 31, 2007, we had no outstanding commercial paper.

In prior years, we terminated various interest rate swap agreements prior to their scheduled maturities resulting in net gains. The net gains were deferred and are being amortized as a net reduction of interest expense over the remaining life of the underlying debt securities. The unamortized net deferred gains of $5.3 million and $10.5 million are included in the 6.25% Notes due January 2009 and reported in long-term debt in the consolidated balance sheets at December 31, 2007 and 2006, respectively.

Maturities of debt at December 31, 2007 are as follows: 2008 – $15.4 million; 2009 – $529.8 million; 2010 – $0.0 million; 2011 – $0.0 million; 2012 – $0.0 million; and $539.6 million thereafter.

NOTE 12. FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

Our financial instruments include cash and short-term investments, noncurrent investments in auction rate securities, accounts receivable, accounts payable, debt, foreign currency forward contracts and foreign currency option contracts. Except as described below, the estimated fair value of such financial instruments at December 31, 2007 and 2006 approximates their carrying value as reflected in our consolidated balance sheets. The fair value of our debt and foreign currency forward contracts has been estimated based on quoted year end market prices.

The estimated fair value of total debt at December 31, 2007 and 2006 was $1,169.7 million and $1,171.0 million, respectively, which differs from the carrying amounts of $1,084.8 million and $1,075.1 million, respectively, included in our consolidated balance sheets.

Foreign Currency Forward Contracts

At December 31, 2007, we had entered into several foreign currency forward contracts with notional amounts aggregating $115.0 million to hedge exposure to currency fluctuations in various foreign currency denominated accounts payable and accounts receivable, including the British Pound Sterling, Norwegian Krone, Euro and the Brazilian Real. These contracts are designated and qualify as fair value hedging instruments. Based on quoted market prices as of December 31, 2007 for contracts with similar terms and maturity dates, we recorded a gain of $1.1 million to adjust these foreign currency forward contracts to their fair market value. This gain offsets designated foreign currency exchange losses resulting from the underlying exposures and is included in marketing, general and administrative expense in the consolidated statement of operations.

At December 31, 2007, we had entered into option contracts with notional amounts aggregating $20.0 million as a hedge of fluctuations in the Russian Ruble exchange rate. The contracts were not designated as hedging instruments. Based on quoted market prices as of December 31, 2007 for contracts with similar terms and maturity dates, we recorded a loss of $0.3 million to adjust the carrying value of these contracts to their fair market value. This loss is included in marketing, general and administrative expense in our consolidated statement of operations.

At December 31, 2006, we had entered into several foreign currency forward contracts with notional amounts aggregating $105.0 million to hedge exposure to currency fluctuations in various foreign currency payables and receivables, including British Pound Sterling, Norwegian Krone, Euro, Indonesian Rupiah and Brazilian Real. These contracts were designated and qualified as fair value hedging instruments. Based on quoted market prices as of December 31, 2006 for contracts with similar terms and maturity dates, we recorded a loss of $0.2 million to adjust these foreign currency forward contracts to their fair market value. This loss offsets designated foreign currency exchange gains resulting from the underlying exposures and is included in marketing, general and administrative expense in the consolidated statement of operations.

The counterparties to our foreign currency forward contracts are major financial institutions. The credit ratings and concentration of risk of these financial institutions are monitored on a continuing basis. In the unlikely event that the counterparties fail to meet the terms of a foreign currency contract, our exposure is limited to the foreign currency exchange rate differential.

Concentration of Credit Risk

We sell our products and services to numerous companies in the oil and natural gas industry. Although this concentration could affect our overall exposure to credit risk, we believe that we are exposed to minimal risk since the majority of our business is conducted with major companies within the industry. We perform periodic credit evaluations of our customers' financial condition and generally do not require collateral for our accounts receivable. In some cases, we will require payment in advance or security in the form of a letter of credit or bank guarantee.

We maintain cash deposits with major banks that may exceed federally insured limits. We periodically assess the financial condition of the institutions and believe that the risk of any loss is minimal.

NOTE 13. SEGMENT AND RELATED INFORMATION

We are a provider of drilling, formation evaluation, completion and production products and services to the worldwide oil and natural gas industry. We report results for our product-line focused divisions under two segments: the Drilling and Evaluation segment and the Completion and Production segment. We have aggregated the divisions within each segment because they have similar economic characteristics and because the long-term financial performance of these divisions is affected by similar economic conditions. They also operate in the same markets, which includes all of the major oil and natural gas producing regions of the world. The results of each segment are evaluated regularly by our chief operating decision maker in deciding how to allocate resources and in assessing performance. The WesternGeco segment consisted of our 30% interest in WesternGeco, which we sold in April 2006. The accounting policies of our segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements.

- The Drilling and Evaluation segment consists of the Baker Hughes Drilling Fluids (drilling fluids), Hughes Christensen (oilfield drill bits), INTEQ (drilling, measurement-while-drilling and logging-while-drilling) and Baker Atlas (wireline formation evaluation and wireline completion services) divisions. The Drilling and Evaluation segment provides products and services used to drill and evaluate oil and natural gas wells.
- The Completion and Production segment consists of the Baker Oil Tools (workover, fishing and completion equipment), Baker Petrolite (oilfield specialty chemicals) and Centrilift (electrical submersible pumps and progressing cavity pumps) divisions and the ProductionQuest (production optimization and permanent monitoring) business unit. The Completion and Production segment provides equipment and services used from the completion phase through the productive life of oil and natural gas wells.

The performance of our segments is evaluated based on segment profit (loss), which is defined as income from continuing operations before income taxes, interest expense, interest and dividend income and accounting changes. The "Corporate and Other" column includes corporate-related items, the pre-tax gain on the sale of our interest in WesternGeco of $1,743.5 million, the financial charge of $46.1 million recorded in connection with the settlement negotiations with the SEC and DOJ, results of insignificant operations and, as it relates to segment profit (loss), income and expense not allocated to the segments. During the fourth quarter of 2007, we started allocating certain expenses previously reported in "Corporate and Other", to the Drilling and Evaluation and Completion and Production segments. These expenses consist of administrative operations support costs that are more closely related to operating activities. The impact of this allocation was a reduction to "Corporate and Other" of $15.4 million, $12.2 million and $33.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. All prior periods have been reclassified to conform to this new presentation.

The "Corporate and Other" column also includes assets of discontinued operations as of December 31, 2005. Summarized financial information is shown in the following table.

	Drilling and Evaluation	Completion and Production	WesternGeco	Total Oilfield	Corporate and Other	Total
2007						
Revenues	$ 5,293.2	$ 5,135.0	$ –	$ 10,428.2	$ –	$ 10,428.2
Equity in income (loss) of affiliates	1.5	(0.4)	–	1.1	0.1	1.2
Segment profit (loss)	1,396.2	1,112.2	–	2,508.4	(251.7)	2,256.7
Total assets	4,720.4	4,095.9	–	8,816.3	1,040.3	9,856.6
Investment in affiliates	8.8	–	–	8.8	–	8.8
Capital expenditures	773.3	352.3	–	1,125.6	1.4	1,127.0
Depreciation and amortization	335.0	162.5	–	497.5	23.7	521.2
2006						
Revenues	$ 4,660.8	$ 4,366.6	$ –	$ 9,027.4	$ –	$ 9,027.4
Equity in income of affiliates	1.3	0.4	58.7	60.4	–	60.4
Segment profit (loss)	1,241.8	941.9	58.7	2,242.4	1,494.4	3,736.8
Total assets	3,988.8	3,595.7	–	7,584.5	1,121.2	8,705.7
Investment in affiliates	7.3	12.7	–	20.0	–	20.0
Capital expenditures	631.8	279.7	–	911.5	10.7	922.2
Depreciation and amortization	274.5	134.8	–	409.3	24.4	433.7
2005						
Revenues	$ 3,694.2	$ 3,490.0	$ –	$ 7,184.2	$ 1.3	$ 7,185.5
Equity in income of affiliates	1.1	2.2	96.7	100.0	0.1	100.1
Segment profit (loss)	749.6	666.0	96.7	1,512.3	(233.1)	1,279.2
Total assets	3,221.9	2,882.6	688.0	6,792.5	1,014.9	7,807.4
Investment in affiliates	6.1	12.2	660.6	678.9	–	678.9
Capital expenditures	347.8	129.6	–	477.4	0.9	478.3
Depreciation and amortization	232.7	121.1	–	353.8	28.6	382.4

For the years ended December 31, 2007, 2006 and 2005, there were no revenues attributable to one customer that accounted for more than 10% of total revenues.

The following table presents the details of "Corporate and Other" segment profit (loss) for the years ended December 31:

	2007	2006	2005
Corporate and other expenses	$ (229.4)	$ (247.7)	$ (178.8)
Interest expense	(66.1)	(68.9)	(72.3)
Interest and dividend income	43.8	67.5	18.0
Gain on sale of interest in affiliate	–	1,743.5	–
Total	$ (251.7)	$ 1,494.4	$ (233.1)

The following table presents the details of "Corporate and Other" total assets at December 31:

	2007	2006	2005
Cash and other assets	$ 795.0	$ 902.8	$ 771.8
Accounts receivable	7.0	8.8	9.3
Current deferred tax asset	1.3	2.6	29.4
Property, plant and equipment	37.5	65.8	78.5
Other tangible assets	199.5	141.2	109.3
Assets of discontinued operations	–	–	16.6
Total	$ 1,040.3	$ 1,121.2	$ 1,014.9

The following table presents consolidated revenues by country based on the location of the use of the products or services for the years ended December 31:

	2007	2006	2005
United States	$ 3,803.1	$ 3,392.5	$ 2,576.1
United Kingdom	602.6	514.8	402.9
Canada	554.9	607.1	472.8
Norway	518.2	438.4	376.1
Saudi Arabia	481.4	391.3	170.6
Russia	428.5	237.6	168.6
Brazil	219.4	133.0	98.4
Other countries	3,820.1	3,312.7	2,920.0
Total	$ 10,428.2	$ 9,027.4	$ 7,185.5

The following table presents net property, plant and equipment by country based on the location of the asset at December 31:

	2007	2006	2005
United States	$ 1,127.6	$ 927.8	$ 734.4
United Kingdom	226.5	188.8	133.2
Germany	85.0	51.7	49.4
Canada	84.9	78.8	67.9
Norway	66.6	50.7	43.8
Brazil	64.5	34.3	21.0
Russia	58.5	24.8	13.5
Other countries	631.0	443.6	292.3
Total	$ 2,344.6	$ 1,800.5	$ 1,355.5

NOTE 14. EMPLOYEE BENEFIT PLANS

Defined Benefit Plans

We have noncontributory defined benefit pension plans ("Pension Benefits") covering employees primarily in the U.S., the U.K. and Germany. In the U.S., we merged two pension plans effective January 1, 2007, resulting in one tax-qualified U.S. pension plan, the Baker Hughes Incorporated Pension Plan ("BHIPP"). Under the provisions of BHIPP, a hypothetical cash balance account is established for each participant. Such accounts receive pay credits on a quarterly basis. The quarterly pay credit is based on a percentage according to the employee's age on the last day of the quarter applied to quarterly eligible compensation. In addition to quarterly pay credits, a cash balance account receives interest credits based on the balance in the account on the last day of the quarter. The BHIPP also includes frozen accrued benefits for participants in legacy defined benefit plans. For the majority of the participants in the U.K. pension plans, we do not accrue benefits as the plans are frozen; however, there are a limited number of members who still accrue future benefits on a defined benefit basis. The Germany pension plan is an unfunded plan where benefits are based on creditable years of service, creditable pay and accrual rates. We also provide certain postretirement health care benefits ("other postretirement benefits"), through an unfunded plan, to substantially all U.S. employees who retire and have met certain age and service requirements.

We adopted SFAS 158 effective December 31, 2006. SFAS 158 requires an employer to recognize the overfunded or underfunded status of its defined pension and postretirement benefit plans as a net asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Additionally, SFAS 158 requires an employer to measure the funded status of each of its plans as of the date of its year end statement of financial position. We will adopt this provision on December 31, 2008, as allowed under SFAS 158, using the Alternative Method to transition to a fiscal year-end measurement date. The funded status of all our pension and other postretirement benefit plans are currently measured as of October 1 of each year presented.

Funded Status

Below is the reconciliation of the beginning and ending balances of benefit obligations, fair value of plan assets and the funded status of our plans. For our pension plans, the benefit obligation is the projected benefit obligation ("PBO") and for our other postretirement benefit plan, the benefit obligation is the accumulated postretirement benefit obligation ("APBO").

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2007	2006	2007	2006	2007	2006
Change in benefit obligation:						
Benefit obligation at beginning of year	$ 269.6	$ 238.8	$ 360.5	$ 287.5	$ 156.9	$ 184.5
Service cost	31.6	26.2	3.0	3.4	7.5	7.4
Interest cost	15.7	12.8	18.3	15.0	9.0	9.7
Actuarial (gain) loss	(19.7)	(0.1)	(58.0)	24.6	(4.1)	(31.8)
Benefits paid	(12.6)	(11.7)	(16.4)	(10.6)	(13.5)	(12.9)
Plan amendments	(1.2)	6.1	–	–	–	–
Other	(3.1)	(2.5)	1.4	0.1	–	–
Exchange rate adjustments	–	–	9.9	40.5	–	–
Benefit obligation at end of year	280.3	269.6	318.7	360.5	155.8	156.9
Change in plan assets:						
Fair value of plan assets at beginning of year	410.2	354.1	273.3	207.6	–	–
Actual return on plan assets	62.4	39.7	9.9	23.3	–	–
Employer contributions	2.4	30.6	33.9	22.3	13.5	12.9
Benefits paid	(12.6)	(11.7)	(16.4)	(10.6)	(13.5)	(12.9)
Other	(3.1)	(2.5)	–	0.1	–	–
Exchange rate adjustments	–	–	5.5	30.6	–	–
Fair value of plan assets at end of year	459.3	410.2	306.2	273.3	–	–
Funded status over (under) at measurement date	179.0	140.6	(12.5)	(87.2)	(155.8)	(156.9)
Employer contributions – fourth quarter	0.5	0.6	3.5	18.3	3.7	3.8
Funded status over (under) at end of year	$ 179.5	$ 141.2	$ (9.0)	$ (68.9)	$ (152.1)	$ (153.1)

The amounts recognized in the consolidated balance sheet consist of the following as of December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2007	2006	2007	2006	2007	2006
Noncurrent assets	$ 197.0	$ 160.1	$ 30.6	$ –	$ –	$ –
Current liabilities	(2.3)	(2.3)	(0.5)	(0.6)	(13.9)	(13.8)
Noncurrent liabilities	(15.2)	(16.6)	(39.1)	(68.3)	(138.2)	(139.3)
Net amount recognized	$ 179.5	$ 141.2	$ (9.0)	$ (68.9)	$ (152.1)	$ (153.1)

The weighted average asset allocations by asset category for the plans are as follows at December 31:

	Percentage of Plan Assets					
	U.S. Pension Benefits			Non-U.S. Pension Benefits		
Asset Category	Target	2007	2006	Target	2007	2006
Equity securities	68%	72%	68%	54%	55%	55%
Debt securities	25%	22%	24%	30%	28%	28%
Real estate	7%	6%	8%	13%	12%	12%
Other	–	–	–	3%	5%	5%
Total	100%	100%	100%	100%	100%	100%

We have investment committees that meet at least quarterly to review the portfolio returns and periodically to determine asset-mix targets based on asset/liability studies. Third-party investment consultants assisted us in developing asset allocation strategies to determine our expected rates of return and expected risk for various investment portfolios. The investment committees considered these studies in the formal establishment of the current asset-mix targets based on the projected risk and return levels for all major asset classes.

The accumulated benefit obligation ("ABO") is the actuarial present value of pension benefits attributed to employee service to date and present compensation levels. The ABO differs from the PBO in that the ABO does not include any assumptions about future compensation levels. The ABO for all U.S. plans was $275.2 million and $260.9 million at December 31, 2007 and 2006, respectively. The ABO for all non-U.S. plans was $309.0 million and $353.3 million at December 31, 2007 and 2006, respectively.

Information for the plans with ABOs in excess of plan assets is as follows at December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2007	2006	2007	2006	2007	2006
Projected benefit obligation	$ 18.1	$ 19.5	$ 41.9	$ 355.1	n/a	n/a
Accumulated benefit obligation	18.0	19.2	34.3	348.4	$ 155.8	$ 156.9
Fair value of plan assets	–	–	2.0	268.1	n/a	n/a

Weighted average assumptions used to determine benefit obligations for these plans are as follows for the years ended December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2007	2006	2007	2006	2007	2006
Discount rate	6.3%	6.0%	5.7%	5.0%	6.3%	6.0%
Rate of compensation increase	4.0%	4.0%	4.1%	3.9%	n/a	n/a

The development of the discount rate for our U.S. plans was based on a bond matching model whereby a hypothetical bond portfolio of high-quality, fixed-income securities is selected that will match the cash flows underlying the projected benefit obligation. The discount rate assumption for our non-U.S. plans reflects the market rate for high-quality, fixed-income securities.

Accumulated Other Comprehensive Loss

The amounts recognized in accumulated other comprehensive loss consist of the following as of December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2007	2006	2007	2006	2007	2006
Net loss (gain)	$ (9.5)	$ 38.8	$ 74.7	$ 123.4	$ 7.3	$ 11.5
Net prior service cost (credit)	4.6	6.4	0.2	0.2	5.4	6.4
Net transition obligation	–	–	0.1	0.1	–	–
Total	$ (4.9)	$ 45.2	$ 75.0	$ 123.7	$ 12.7	$ 17.9

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $1.9 million and $0.5 million, respectively. The estimated prior service cost for the other postretirement benefits that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is $1.1 million.

Net Periodic Benefit Costs

The components of net periodic benefit cost are as follows for the years ended December 31:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Service cost	$ 31.6	$ 26.2	$ 22.8	$ 3.0	$ 3.4	$ 2.2	$ 7.5	$ 7.4	$ 6.1
Interest cost	15.7	12.8	11.9	18.3	15.0	13.8	9.0	9.7	9.7
Expected return on plan assets	(34.3)	(31.6)	(25.9)	(19.5)	(16.0)	(13.2)	–	–	–
Amortization of prior service cost	0.6	0.1	–	–	–	–	1.0	0.8	0.6
Amortization of net loss	0.6	0.8	2.6	2.9	2.6	2.6	–	2.1	2.0
Special termination benefit cost	–	–	0.7	–	–	–	–	–	–
Settlement/ curtailments loss	–	–	–	–	–	0.2	–	–	–
Net periodic benefit cost	$ 14.2	$ 8.3	$ 12.1	$ 4.7	$ 5.0	$ 5.6	$ 17.5	$ 20.0	$ 18.4

Weighted average assumptions used to determine net periodic benefit costs for these plans are as follows for the years ended December 31:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Discount rate	6.0%	5.5%	6.0%	5.0%	4.9%	5.7%	6.0%	5.5%	6.0%
Expected rate of return on plan assets	8.5%	8.5%	8.5%	6.9%	6.9%	7.4%	n/a	n/a	n/a
Rate of compensation increase	4.0%	4.0%	3.5%	3.9%	3.5%	3.5%	n/a	n/a	n/a

In selecting the expected rate of return on plan assets, we consider the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of these plans. This includes considering the trusts' asset allocation and the expected returns likely to be earned over the life of the plans.

Expected Cash Flows

For all pension plans, we make annual contributions to the plans in amounts equal to or greater than amounts necessary to meet minimum governmental funding requirements. As a result of the merger of our U.S. plans effective January 1, 2007, BHIPP is overfunded; therefore, we are not required nor do we intend to make pension contributions to BHIPP in 2008, and we currently estimate that we will not be required to make contributions to BHIPP for four to seven years thereafter. In 2008, we expect to contribute between $2.0 million and $3.0 million to our nonqualified U.S. pension plans and between $13.0 million and $15.0 million to the non-U.S. pension plans.

The following table presents the expected benefit payments over the next ten years. The U.S. and non-U.S. pension benefit payments are made by the respective pension trust funds. The other postretirement benefits are net of expected Medicare subsidies of approximately $2.2 million per year and are payments that are expected to be made by us.

Year	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
2008	$ 15.9	$ 12.7	$ 14.3
2009	17.0	12.6	15.0
2010	18.9	10.6	15.3
2011	21.4	10.0	15.9
2012	25.2	8.8	16.7
2013–2017	175.9	37.3	95.5

Health Care Cost Trend Rates

Assumed health care cost trend rates have a significant effect on the amounts reported for other postretirement benefits. As of December 31, 2007, the health care cost trend rate was 8.5% for employees under age 65 and 6.5% for participants over age 65, with each declining gradually each successive year until it reaches 5.0% for both employees under age 65 and over age 65 in 2012. A one percentage point change in assumed health care cost trend rates would have had the following effects on 2007:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$ 0.5	$ (0.4)
Effect on postretirement welfare benefit obligation	6.4	(5.8)

DEFINED CONTRIBUTION PLANS

During the periods reported, generally all of our U.S. employees were eligible to participate in our sponsored Thrift Plan, which is a 401(k) plan under the Internal Revenue Code of 1986, as amended ("the Code"). The Thrift Plan allows eligible employees to elect to contribute from 1% to 50% of their salaries to an investment trust. Beginning January 1, 2007, employee contributions are matched by the Company in cash at the rate of $1.00 per $1.00 employee contribution for the first 5% of the employee's salary. In prior years, employee contributions were matched in cash by us at the rate of $1.00 per $1.00 employee contribution for the first 3% and $0.50 per $1.00 employee contribution for the next 2% of the employee's salary. In all years, such contributions vest immediately. In addition, we make cash contributions for all eligible employees between 2% and 5% of their salary depending on the employee's age. Such contributions are fully vested to the employee after three years of employment. The Thrift Plan provides for ten different investment options, for which the employee has sole discretion in determining how both the employer and employee contributions are invested. Our contributions to the Thrift Plan and several other non-U.S. defined contribution plans amounted to $130.7 million, $102.2 million and $86.5 million in 2007, 2006 and 2005, respectively.

For certain non-U.S. employees who are not eligible to participate in the Thrift Plan, we provide a non-qualified defined contribution plan that provides basically the same benefits as the Thrift Plan. In addition, we provide a non-qualified supplemental retirement plan ("SRP") for certain officers and employees whose benefits under the Thrift Plan and/or the U.S. defined benefit pension plan are limited by federal tax law. The SRP also allows the eligible employees to defer a portion of their eligible compensation and provides for employer matching and base contributions pursuant to limitations. Both non-qualified plans are invested through trusts, and the assets and corresponding liabilities are included in our consolidated balance sheet. Our contributions to these non-qualified plans were $11.0 million, $8.3 million and $7.2 million for 2007, 2006 and 2005, respectively.

In 2008, we expect to contribute between $142.0 million and $153.0 million to our defined contribution plans.

POSTEMPLOYMENT BENEFITS

We provide certain postemployment disability income, medical and other benefits to substantially all qualifying former or inactive U.S. employees. Income benefits for long-term disability are provided through a fully-insured plan. The continuation of medical and other benefits while on disability ("Continuation Benefits") are provided through a qualified self-insured plan. The accrued postemployment liability for Continuation Benefits at December 31, 2007 and 2006 was $14.4 million and $17.6 million, respectively, and is included in other liabilities in our consolidated balance sheet.

NOTE 15. COMMITMENTS AND CONTINGENCIES

Leases

At December 31, 2007, we had long-term non-cancelable operating leases covering certain facilities and equipment. The minimum annual rental commitments, net of amounts due under subleases, for each of the five years in the period ending December 31, 2012 are $95.0 million, $64.9 million, $43.2 million, $29.5 million and $21.7 million, respectively, and $123.0 million in the aggregate thereafter. We have not entered into any significant capital leases during the three years ended December 31, 2007.

Litigation

We are involved in litigation or proceedings that have arisen in our ordinary business activities. We insure against these risks to the extent deemed prudent by our management and to the extent insurance is available, but no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain deductibles or self-insured retentions in amounts we deem prudent and for which we are responsible for payment. In determining the amount of self-insurance, it is our policy to self-insure those losses that are predictable, measurable and recurring in nature, such as claims for automobile liability, general liability and workers compensation. We record accruals for the uninsured portion of losses related to these types of claims. The accruals for losses are calculated by estimating losses for claims using historical claim data, specific loss development factors and other information as necessary.

On March 29, 2002, we announced that we had been advised that the SEC and the DOJ were conducting investigations into allegations of violations of law relating to Nigeria and other related matters. The SEC issued a formal order of investigation into possible violations of provisions under the Foreign Corrupt Practices Act ("FCPA") regarding antibribery, books and records and internal controls. In connection with the investigations, the SEC issued subpoenas seeking information about our operations in Angola (subpoena dated August 6, 2003) and Kazakhstan (subpoenas dated August 6, 2003 and April 22, 2005) as part of its ongoing investigation. We provided documents to and cooperated fully with the SEC and DOJ. In addition, we conducted internal investigations into these matters. Our internal investigations identified issues regarding the propriety of certain payments and apparent deficiencies in our books and records and internal controls with respect to certain operations in Angola, Kazakhstan and Nigeria, as well as potential liabilities to government authorities in Nigeria. Evidence obtained during the course of the investigations was provided to the SEC and DOJ.

On April 26, 2007, the United States District Court, Southern District of Texas, Houston Division (the "Court") unsealed a three-count criminal information that had been filed against us as part of the execution of a Deferred Prosecution Agreement (the "DPA") between us and the DOJ. The three counts arise out of payments made to an agent in connection with a project in Kazakhstan and include conspiracy to violate the FCPA, a substantive violation of the antibribery provisions of the FCPA, and a violation of the FCPA's books-and-records provisions. All three counts relate to our operations in Kazakhstan during the period from 2000 to 2003. Although we did not plead guilty to that information, we face prosecution under that information, and possibly under other charges as well, if we fail to comply with the terms of the DPA. Those terms include, for the two-year term of the DPA, full cooperation with the government; compliance with all federal criminal law, including but not limited to the FCPA; and adoption of a Compliance Code containing specific provisions intended to prevent violations of the FCPA. The DPA also requires us to retain an independent monitor for a term of three years to assess and make recommendations about our compliance policies and procedures and our implementation of those procedures. Provided that we comply with the DPA, the DOJ has agreed not to prosecute us for violations of the FCPA based on information that we have disclosed to the DOJ regarding our operations in Nigeria, Angola, Kazakhstan, Indonesia, Russia, Uzbekistan, Turkmenistan, and Azerbaijan, among other countries.

On the same date, the Court also accepted a plea of guilty by our subsidiary Baker Hughes Services International, Inc. ("BHSII") pursuant to a plea agreement between BHSII and the DOJ (the "Plea Agreement") based on similar charges relating to the same conduct. Pursuant to the Plea Agreement, BHSII agreed to a three-year term of organizational probation. The Plea Agreement contains provisions requiring BHSII to cooperate with the government, to comply with all federal criminal law, and to adopt a Compliance Code similar to the one that the DPA requires of the Company.

Also on April 26, 2007, the SEC filed a Complaint (the "SEC Complaint") and a proposed order (the "SEC Order") against us in the Court. The SEC Complaint and the SEC Order were filed as part of a settled civil enforcement action by the SEC, to resolve the civil portion of the government's investigation of us. As part of our agreement with the SEC, we consented to the filing of the SEC Complaint without admitting or denying the allegations in the Complaint, and also consented to the entry of the SEC Order. The SEC Complaint alleges civil violations of the FCPA's antibribery provisions related to our operations in Kazakhstan, the FCPA's books-and-records and internal-controls provisions related to our operations in Nigeria, Angola, Kazakhstan, Indonesia, Russia, and Uzbekistan, and the SEC's cease and desist order of September 12, 2001. The SEC Order became effective on May 1, 2007, which is the date it was confirmed by the Court. The SEC order enjoins us from violating the FCPA's antibribery, books-and-records, and internal-controls provisions. As in the DPA, it requires that we retain the independent monitor to assess our FCPA compliance policies and procedures for the three-year period.

Under the terms of the settlements with the DOJ and the SEC, the Company and BHSII paid in the second quarter of 2007, $44.1 million ($11 million in criminal penalties, $10 million in civil penalties, $19.9 million in disgorgement of profits and $3.2 million in pre-judgment interest) to settle these investigations. In the fourth quarter of 2006, we recorded a financial charge for the potential settlement.

We have retained, and the SEC and DOJ have approved, an independent monitor to assess our FCPA compliance policies and procedures for the specified three-year period.

On May 4, 2007 and May 15, 2007, The Sheetmetal Workers' National Pension Fund and Chris Larson, respectively, instituted shareholder derivative lawsuits for and on the Company's behalf against certain current and former members of the Board of Directors and certain officers, and the Company as a nominal defendant, following the Company's settlement with the DOJ and SEC in April 2007. On August 17, 2007, The Alaska Plumbing and Pipefitting Industry Pension Trust also instituted a shareholder derivative lawsuit for and on the Company's behalf against certain current and former members of the Board of Directors and certain officers, and the Company as a nominal defendant. The complaints in all three lawsuits allege, among other things, that the individual defendants failed to implement adequate controls and compliance procedures to prevent the events addressed by the settlement with the DOJ and SEC. The relief sought in the lawsuits includes a declaration that the defendants breached their fiduciary duties, an award of damages sustained by the Company as a result of the alleged breach and monetary and injunctive relief, as well as attorneys' and experts' fees. The lawsuits brought by the Sheetmetal Workers' National Pension Fund and The Alaska Plumbing and Pipefitting Industry Pension Trust are pending in the Houston Division of the United States District Court for the Southern District of Texas. These lawsuits have been consolidated and an amended complaint in the consolidated action was filed on October 15, 2007. The lawsuit brought by Chris Larson is pending in the 215th District Court of Harris County, Texas. We do not expect these lawsuits to have a material adverse effect on our consolidated financial statements.

On May 12, 2006, Baker Hughes Oilfield Operations, Inc. ("BHOO"), a subsidiary of the Company, was named as a defendant in a lawsuit in the United States District Court, Eastern District of Texas brought by Reed Hycalog against BHOO and other third parties arising out of alleged patent infringement relating to the sale of certain diamond drill bits utilizing certain types of polycrystalline diamond cutters sold by our Hughes Christensen division. Reed Hycalog seeks compensatory damages and injunctive relief against the defendants, as well as attorneys' fees and other costs. On September 11, 2007, the court issued a ruling regarding the scope of Reed Hycalog's patent infringement claims. On January 18, 2008, Reed Hycalog filed with the court a report claiming an amount of compensatory damages due from Baker Hughes ranging from approximately $51 million to approximately $226 million. Reed Hycalog has also claimed they are entitled to enhanced damages and attorney fees. The Company and BHOO believe they have reasonable defenses to these claims and have asserted counterclaims for infringement by Reed Hycalog of certain of our drill bit patents in the lawsuit. We are not able to predict the outcome of this litigation or its impact on our consolidated financial statements.

Further information is contained in the "Environmental Matters" section of Item 1. Business and Item 3. Legal Proceedings both contained herein.

Environmental Matters

Our past and present operations include activities which are subject to extensive domestic (including U.S. federal, state and local) and international environmental regulations with regard to air, land and water quality and other environmental matters. Our environmental procedures, policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental damage.

We are involved in voluntary remediation projects at some of our present and former manufacturing locations or other facilities, the majority of which relate to properties obtained in acquisitions or to sites no longer actively used in operations. On rare occasions, remediation activities are conducted as specified by a government agency-issued consent decree or agreed order. Remediation costs are accrued based on estimates of probable exposure using currently available facts, existing environmental permits, technology and presently enacted laws and regulations. Remediation cost estimates include direct costs related to the environmental investigation, external consulting activities, governmental oversight fees, treatment equipment and costs associated with long-term operation, maintenance and monitoring of a remediation project.

We have also been identified as a potentially responsible party ("PRP") in remedial activities related to various Superfund sites. We participate in the process set out in the Joint Participation and Defense Agreement to negotiate with government agencies, identify other PRPs, determine each PRP's allocation and estimate remediation costs. We have accrued what we believe to be our pro-rata share of the total estimated cost of remediation and associated management of these Superfund sites. This share is based upon the ratio that the estimated volume of waste we contributed to the site bears to the total estimated volume of waste disposed at the site. Applicable United States federal law imposes joint and several liability on each PRP for the cleanup of these sites leaving us with the uncertainty that we may be responsible for the remediation cost attributable to other PRPs who are unable to pay their share. No accrual has been made under the joint and several liability concept for those Superfund sites where our participation is de minimis since we believe that the probability that we will have to pay material costs above our volumetric share is remote. We believe there are other PRPs who have greater involvement on a volumetric calculation basis, who have substantial assets and who may be reasonably expected to pay their share of the cost of remediation. For those Superfund sites where we are a significant PRP, remediation costs are estimated to include recalcitrant parties. In some cases, we have insurance coverage or contractual indemnities from third parties to cover a portion of or the ultimate liability.

Our total accrual for environmental remediation is $16.9 million and $17.3 million, which includes accruals of $5.3 million and $5.9 million for the various Superfund sites, at December 31, 2007 and 2006, respectively. The determination of the required accruals for remediation costs is subject to uncertainty, including the evolving nature of environmental regulations and the difficulty in estimating the extent and type of remediation activity that will be utilized. We believe that the likelihood of material losses in excess of the amounts accrued is remote.

Other

In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as letters of credit and other bank issued guarantees, which totaled approximately $466.8 million at December 31, 2007. We also had commitments outstanding for purchase obligations related to capital expenditures and inventory under purchase orders and contracts of approximately $293.1 million at December 31, 2007. It is not practicable to estimate the fair value of these financial instruments. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements.

NOTE 16. OTHER SUPPLEMENTAL INFORMATION

Product Warranty Liability

The changes in the aggregate product warranty liability are as follows:

Balance as of December 31, 2005	$ 13.4
Claims paid	(6.3)
Additional warranties	11.4
Revisions in estimates for previously issued warranties	3.0
Other	1.1
Balance as of December 31, 2006	22.6
Claims paid	(10.0)
Additional warranties	3.7
Revisions in estimates for previously issued warranties	(1.9)
Other	0.4
Balance as of December 31, 2007	$ 14.8

Asset Retirement Obligations

On December 31, 2005, we adopted FASB Interpretation No. 47, *Conditional Asset Retirement Obligations* ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143, *Accounting for Asset Retirement Obligations*, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The adoption of FIN 47 resulted in a charge of $0.9 million, net of tax of $0.5 million, recorded as the cumulative effect of accounting change in the consolidated statement of operations. In conjunction with the adoption, we recorded conditional asset retirement obligations of $1.6 million as the fair value of the costs associated with the special handling of asbestos related materials in certain facilities.

We have certain facilities that contain asbestos related materials for which a liability has not been recognized because we are unable to determine the time frame over which these obligations may be settled. Our normal practice is to conduct asbestos abatement procedures when required by contractual requirements related to asset disposals or when a facility with asbestos is subject to significant renovation or is demolished. We have no plans or expectations to sell, abandon or demolish these other facilities nor do we anticipate the need for major renovations to them resulting from technological or operations changes or other factors. We expect these other facilities to be operational in their current state for the foreseeable future and, therefore, the time frame over which these obligations will be settled cannot be determined. As a result, sufficient information does not exist to enable us to reasonably estimate the fair value of the asset retirement obligation.

The changes in the asset retirement obligation liability are as follows:

Balance as of December 31, 2005	$ 17.4
Liabilities incurred	1.3
Liabilities settled	(1.2)
Accretion expense	0.3
Revisions to existing liabilities	(2.3)
Translation adjustments	0.2
Balance as of December 31, 2006	15.7
Liabilities incurred	3.2
Liabilities settled	(2.5)
Accretion expense	0.4
Revisions to existing liabilities	(0.9)
Translation adjustments	(0.1)
Balance as of December 31, 2007	$ 15.8

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss, net of tax, is comprised of the following at December 31:

	2007	2006
Foreign currency translation adjustments	$ 11.9	$ (60.3)
Pension and other postretirement benefits	(56.1)	(126.9)
Total	$ (44.2)	$ (187.2)

Other

Supplemental consolidated statement of operations information is as follows for the years ended December 31:

	2007	2006	2005
Rental expense (generally transportation equipment and warehouse facilities)	$ 179.4	$ 161.0	$ 138.7
Research and development	233.5	216.2	188.2

NOTE 17. QUARTERLY DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
2007					
Revenues	$ 2,472.8	$ 2,537.5	$ 2,677.6	$ 2,740.3	$ 10,428.2
Gross profit[1]	781.1	773.2	817.6	838.7	3,210.6
Income from continuing operations	555.1	531.8	576.4	593.4	2,256.7
Net income	374.7	349.6	389.1	400.5	1,513.9
Basic earnings per share:					
Income from continuing operations	1.17	1.10	1.23	1.27	4.76
Net income	1.17	1.10	1.23	1.27	4.76
Diluted earnings per share:					
Income from continuing operations	1.17	1.09	1.22	1.26	4.73
Net income	1.17	1.09	1.22	1.26	4.73
Dividends per share	0.13	0.13	0.13	0.13	0.52
Common stock market prices:					
High	71.94	89.36	90.73	98.67	
Low	62.74	66.73	75.84	78.23	
2006					
Revenues	$ 2,062.0	$ 2,203.3	$ 2,309.4	$ 2,452.7	$ 9,027.4
Gross profit[1]	612.1	674.6	739.7	785.7	2,812.1
Income from continuing operations	318.8	1,395.0	358.6	326.2	2,398.6
Net income	339.2	1,395.0	358.6	326.2	2,419.0
Basic earnings per share:					
Income from continuing operations	0.93	4.15	1.10	1.02	7.26
Net income	0.99	4.15	1.10	1.02	7.32
Diluted earnings per share:					
Income from continuing operations	0.93	4.14	1.09	1.02	7.21
Net income	0.99	4.14	1.09	1.02	7.27
Dividends per share	0.13	0.13	0.13	0.13	0.52
Common stock market prices:					
High	77.44	88.60	83.65	78.25	
Low	63.93	67.75	62.17	66.06	

(1) Represents revenues less cost of sales, cost of services and rentals and research and engineering.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management has established and maintains a system of disclosure controls and procedures to provide reasonable assurances that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. As of December 31, 2007, our management, including our principal executive officer and principal financial officer, conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures as of December 31, 2007 are effective, at a reasonable assurance level, in ensuring that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

Design and Evaluation of Internal Control Over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management included a report of their assessment of the design and effectiveness of our internal controls over financial reporting as part of this Annual Report on Form 10-K for the fiscal year ended December 31, 2007. Deloitte & Touche LLP, the Company's independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting. Management's report and the independent registered public accounting firm's attestation report are included in Item 8 under the caption entitled "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" and are incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

The following events occurred subsequent to the period covered by this Form 10-K and are reportable under Form 8-K:

Item 5.02 – Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Amended and Restated Executive Severance Plan. In order to comply with Section 409A of the Internal Revenue Code of 1986, as amended, and to establish severance benefits for a new salary grade, on February 7, 2008, the Company amended and restated the Baker Hughes Incorporated Executive Severance Plan (the "ESP"). A copy of the ESP is attached hereto as Exhibit 10.17.

Amended and Restated Annual Incentive Compensation Plan. On February 20, 2008, the Company amended and restated the Baker Hughes Incorporated Annual Incentive Compensation Plan (the "ICP"). The amendments were undertaken primarily to clarify the definition of retirement and to adjust the "banking" feature for awards under the ICP. A copy of the ICP is attached hereto as Exhibit 10.18.

The foregoing descriptions of the ESP and ICP do not purport to be complete and are qualified in their entirety by reference to such plans, which are filed with this Form 10-K as Exhibits 10.17 and 10.18, respectively, and incorporated herein by reference.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information regarding the Business Code of Conduct and Code of Ethical Conduct Certificates for our principal executive officer, principal financial officer and principal accounting officer are described in Item 1. Business of this Annual Report. Information concerning our directors is set forth in the sections entitled "Proposal No. 1, Election of Directors," and "Corporate Governance – Committees of the Board – Audit/Ethics Committee" in our Proxy Statement for the Annual Meeting of Stockholders to be held April 24, 2008 ("Proxy Statement"), which sections are incorporated herein by reference. For information regarding our executive officers, see "Item 1. Business – Executive Officers" in this Annual Report on Form 10-K. Additional information regarding compliance by directors and executive officers with Section 16(a) of the Exchange Act is set forth under the section entitled "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in our Proxy Statement, which section is incorporated herein by reference. For information concerning our Business Code of Conduct and Code of Ethical Conduct Certificates, see "Item 1. Business" in this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Information for this item is set forth in the following sections of our Proxy Statement, which sections are incorporated herein by reference: "Compensation Discussion and Analysis," "Executive Compensation," "Director Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning security ownership of certain beneficial owners and our management is set forth in the sections entitled "Voting Securities" and "Security Ownership of Management" in our Proxy Statement, which sections are incorporated herein by reference.

Our Board of Directors has approved procedures for use under our Securities Trading and Disclosure Policy to permit our employees, officers and directors to enter into written trading plans complying with Rule 10b5-1 under the Exchange Act. Rule 10b5-1 provides criteria under which such an individual may establish a prearranged plan to buy or sell a specified number of shares of a company's stock over a set period of time. Any such plan must be entered into in good faith at a time when the individual is not in possession of material, nonpublic information. If an individual establishes a plan satisfying the requirements of Rule 10b5-1, such individual's subsequent receipt of material, nonpublic information will not prevent transactions under the plan from being executed. Certain of our officers have advised us that they have and may enter into a stock sales plan for the sale of shares of our common stock which are intended to comply with the requirements of Rule 10b5-1 of the Exchange Act. In addition, the Company has and may in the future enter into repurchases of our common stock under a plan that complies with Rule 10b5-1 or Rule 10b-18 of the Exchange Act.

Equity Compensation Plan Information

The information in the following table is presented as of December 31, 2007 with respect to shares of our common stock that may be issued under our existing equity compensation plans, including the Baker Hughes Incorporated 1993 Stock Option Plan, the Baker Hughes Incorporated Long-Term Incentive Plan and the Baker Hughes Incorporated 2002 Directors & Officers Long-Term Incentive Plan, all of which have been approved by our stockholders.

	(In millions of shares)		
Equity Compensation Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in the first column)
Stockholder-approved plans (excluding Employee Stock Purchase Plan)	1.2	$ 61.92	3.0
Nonstockholder-approved plans[1]	2.0	51.41	4.5
Subtotal (except for weighted average exercise price)	3.2	55.28	7.5
Employee Stock Purchase Plan[2]	–	–	2.9
Total	3.2	–	10.4

(1) The table includes the following nonstockholder-approved plans: the 1998 Employee Stock Option Plan, the 2002 Employee Long-Term Incentive Plan and the Director Compensation Deferral Plan. A description of each of these plans is set forth below.

(2) The per share purchase price under the Baker Hughes Incorporated Employee Stock Purchase Plan is determined in accordance with section 423 of the Code as 85% of the lower of the fair market value of a share of our common stock on the date of grant or the date of purchase.

Our nonstockholder-approved plans are described below:

1998 Employee Stock Option Plan

The Baker Hughes Incorporated 1998 Employee Stock Option Plan (the "1998 ESOP") was adopted effective as of October 1, 1998. The number of shares authorized for issuance under the 1998 ESOP is 7.0 million shares. Nonqualified stock options may be granted under the 1998 ESOP to our employees. The exercise price of the options will be equal to the fair market value per share of our common stock on the date of grant, and option terms may be up to ten years. Under the terms and conditions of the option award agreements for options issued under the 1998 ESOP, options generally vest and become exercisable in installments over the optionee's period of service, and the options vest on an accelerated basis in the event of a change in control. As of December 31, 2007, options covering approximately 0.2 million shares of our common stock were outstanding under the 1998 ESOP, options covering approximately 0.1 million shares were exercised during fiscal year 2007 and approximately 0.3 million shares remained available for future options.

2002 Employee Long-Term Incentive Plan

The Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan (the "2002 Employee LTIP") was adopted effective as of March 6, 2002. The 2002 Employee LTIP permits the grant of awards as nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, stock awards and cash-based awards to our corporate officers and key employees. The number of shares authorized for issuance under the 2002 Employee LTIP is 9.5 million, with no more than 3.0 million available for grant as awards other than options (the number of shares is subject to adjustment for changes in our common stock).

The 2002 Employee LTIP is the companion plan to the Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan, which was approved by our stockholders in 2002. The rationale for the two companion plans was to discontinue the use of the remaining older option plans and to have only two plans from which we would issue compensation awards.

Options. The exercise price of the options will not be less than the fair market value of the shares of our common stock on the date of grant, and options terms may be up to ten years. The maximum number of shares of our common stock that may be subject to options granted under the 2002 Employee LTIP to any one employee during any one fiscal year will not exceed 3.0 million, subject to adjustment under the antidilution provisions of the 2002 Employee LTIP. Under the terms and conditions of the stock option awards for options issued under the 2002 Employee LTIP, options generally vest and become exercisable in installments over the optionee's period of service, and the options vest on an accelerated basis in the event of a change in control or certain terminations of employment. As of December 31, 2007, options covering approximately 1.8 million shares of our common stock were outstanding under the 2002 Employee LTIP, options covering approximately 0.9 million shares were exercised during fiscal year 2007 and approximately 3.7 million shares remained available for future options.

Performance Shares and Units; Cash-Based Awards. Performance shares may be granted to employees in the amounts and upon the terms determined by the Compensation Committee of our Board of Directors, but must be limited to no more than 1.0 million shares to any one employee in any one fiscal year. Performance units and cash-based awards may be granted to employees in amounts and upon the terms determined by the Compensation Committee, but must be limited to no more than $10.0 million for any one employee in any one fiscal year. The performance measures that may be used to determine the extent of the actual performance payout or vesting include, but are not limited to, net earnings; earnings per share; return measures; cash flow return on investments (net cash flows divided by owner's equity); earnings before or after taxes, interest, depreciation and/or amortization; share price (including growth measures and total shareholder return) and Baker Value Added (our metric that measures operating profit after tax less the cost of capital employed).

Restricted Stock and Restricted Stock Units. With respect to awards of restricted stock and restricted stock units, the Compensation Committee will determine the conditions or restrictions on the awards, including whether the holders of the restricted stock or restricted stock units will exercise full voting rights (in the case of restricted stock awards only) or receive dividends and other distributions during the restriction period. At the time the award is made, the Compensation Committee will determine the right to receive unvested restricted stock or restricted units after termination of service. Awards of restricted stock are limited to 1.0 million shares in any one year to any one individual. Awards of restricted stock units are limited to 1.0 million units in any one year to any one individual.

Stock Appreciation Rights. Stock appreciation rights may be granted under the 2002 Employee LTIP on the terms and conditions determined by the Compensation Committee. The grant price of a freestanding stock appreciation right will not be less than the fair market value of our common stock on the date of grant. The maximum number of shares of our common stock that may be subject to stock appreciation rights granted under the 2002 Employee LTIP to any one individual during any one fiscal year will not exceed 3.0 million shares, subject to adjustment under the antidilution provisions of the 2002 Employee LTIP.

Administration; Amendment and Termination. The Compensation Committee shall administer the 2002 Employee LTIP, and in the absence of the Compensation Committee, the Board will administer the Plan. The Compensation Committee will have full and exclusive power to interpret the provisions of the 2002 Employee LTIP as the Committee may deem necessary or proper. The Board may alter, amend, modify, suspend or terminate the 2002 Employee LTIP, except that no amendment, modification, suspension or termination that would adversely affect in any material way the rights of a participant under any award previously granted under the 2002 Employee LTIP may be made without the written consent of the participant. In addition, no amendment of the 2002 Employee LTIP shall become effective absent stockholder approval of the amendment, to the extent stockholder approval is otherwise required by applicable legal requirements.

Director Compensation Deferral Plan

The Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective July 24, 2002 (the "Deferral Plan"), is intended to provide a means for members of our Board of Directors to defer compensation otherwise payable and provide flexibility with respect to our compensation policies. Under the provisions of the Deferral Plan, directors may elect to defer income with respect to each calendar year. The compensation deferrals may be stock option-related deferrals or cash-based deferrals. If a director elects a stock option-related deferral, on the last day of each calendar quarter he or she will be granted a nonqualified stock option. The number of shares subject to the stock option is calculated by multiplying the amount of the deferred compensation that otherwise would have been paid to the director during the quarter by 4.4 and then dividing by the fair market value of our common stock on the last day of the quarter. The per share exercise price of the option will be the fair market value of a share of our common stock on the date the option is granted. Stock options granted under the Deferral Plan vest on the first anniversary of the date of grant and must be exercised within ten years of the date of grant. If a director's directorship terminates for any reason, any options outstanding will expire three years after the termination of the directorship. The maximum aggregate number of shares of our common stock that may be issued under the Deferral Plan is 0.5 million. As of December 31, 2007, options covering 3,313 shares of our common stock were outstanding under the Deferral Plan, there were no shares exercised during fiscal 2007 and approximately 0.5 million shares remained available for future options.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information for this item is set forth in the sections entitled "Corporate Governance-Director Independence" and "Certain Relationships and Related Transactions" in our Proxy Statement, which sections are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information concerning principal accounting fees and services is set forth in the section entitled "Fees Paid to Deloitte & Touche LLP" in our Proxy Statement, which section is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) List of Documents filed as part of this Report.

(1) Financial Statements

All financial statements of the Registrant as set forth under Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules

Schedule II – Valuation and Qualifying Accounts

(3) Exhibits

Each exhibit identified below is filed as a part of this report. Exhibits designated with an "*" are filed as an exhibit to this Annual Report on Form 10-K. Exhibits designated with a "+" are identified as management contracts or compensatory plans or arrangements. Exhibits previously filed as indicated below are incorporated by reference.

3.1 Restated Certificate of Incorporation (filed as Exhibit 3.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2007).

3.2 Bylaws of Baker Hughes Incorporated restated as of April 26, 2007 (filed as Exhibit 3.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

4.1 Rights of Holders of the Company's Long-Term Debt. The Company has no long-term debt instrument with regard to which the securities authorized there under equal or exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of its long-term debt instruments to the SEC upon request.

4.2 Restated Certificate of Incorporation (filed as Exhibit 3.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2007).

4.3 Bylaws of Baker Hughes Incorporated restated as of April 26, 2007 (filed as Exhibit 3.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

4.4 Indenture dated as of May 15, 1994 between Western Atlas Inc. and The Bank of New York, Trustee, providing for the issuance of securities in series (filed as Exhibit 4.4 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2004).

10.1+ Employment Agreement by and between Baker Hughes Incorporated and Chad C. Deaton dated as of October 25, 2004 (filed as Exhibit 10.3 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 7, 2004).

10.2+ Change in Control Agreement between Baker Hughes Incorporated and Chad C. Deaton dated as of October 25, 2004 (filed as Exhibit 10.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 7, 2004).

10.3+ Indemnification Agreement dated as of October 25, 2004 between Baker Hughes Incorporated and Chad C. Deaton (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed on October 7, 2004).

10.4+ Stock Option Agreement issued to Chad C. Deaton on October 25, 2004 in the amount of 75,000 shares of Company Common Stock (filed as Exhibit 10.4 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2004).

10.5+ Agreement regarding restricted stock award issued to Chad C. Deaton on October 25, 2004 in the amount of 80,000 shares of Company Common Stock (filed as Exhibit 10.5 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2004).

10.6+ Agreement regarding restricted stock award issued to James R. Clark on October 27, 2004 in the amount of 40,000 shares of Baker Hughes Incorporated Common Stock (filed as Exhibit 10.7 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2004).

10.7+ Second Amended and Restated Stock Matching Agreement by and between Baker Hughes Incorporated and James R. Clark dated as of October 25, 2004 (filed as Exhibit 10.6 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2004).

10.8+ Letter dated October 26, 2005 to James R. Clark clarifying Mr. Clark's employment terms (filed as Exhibit 10.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2005).

10.9 Letter Agreement between Baker Hughes Incorporated and James R. Clark dated August 30, 2007 (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed August 31, 2007).

10.10+ Letter Agreement between Peter A. Ragauss and Baker Hughes Incorporated dated as of March 27, 2006 (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed March 31, 2006).

10.11+ Letter Agreement between Baker Hughes Incorporated and David H. Barr dated October 25, 2007 (filed as Exhibit 10.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2007).

10.12+ Form of Change in Control Severance Plan (filed as Exhibit 10.8 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.13+ Form of Change in Control Severance Agreement between Baker Hughes Incorporated and David H. Barr and John A. O'Donnell effective as of July 28, 2004, and with James R. Clark and Alan R. Crain, Jr. to be effective as of January 1, 2006 and with Chris P. Beaver, Paul S. Butero and Martin S. Craighead effective as of February 28, 2005 and with Richard L. Williams effective as of May 2, 2005 and with Peter A. Ragauss to be effective as of April 26, 2006 and with Gary G. Rich effective as of September 15, 2006 and with Didier Charreton to be effective as of March 2, 2007 and with Stephen K. Ellison effective as of May 1, 2007 and with Nelson Ney to be effective as of December 13, 2007 (filed as Exhibit 10.8 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2004).

10.14+ Form of Indemnification Agreement between Baker Hughes Incorporated and each of the directors and executive officers (filed as Exhibit 10.4 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.15+ Baker Hughes Incorporated Director Retirement Policy for Certain Members of the Board of Directors (filed as Exhibit 10.10 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.16+ Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective as of July 24, 2002 (filed as Exhibit 10.16 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.17+* Baker Hughes Incorporated Executive Severance Plan, as amended and restated on February 7, 2008.

10.18+* Baker Hughes Incorporated Annual Incentive Compensation Plan, as amended and restated on February 20, 2008.

10.19+ Baker Hughes Incorporated Supplemental Retirement Plan, as amended and restated effective as of January 1, 2005 (filed as Exhibit 10.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2005).

10.20+ First Amendment to Baker Hughes Incorporated Supplemental Retirement Plan, as amended and restated effective as of January 1, 2005, dated February 9, 2007 to be effective January 1, 2007 (filed as Exhibit 10.19 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2006).

10.21+ Long-Term Incentive Plan, as amended by Amendment No. 1999-1 to Long-Term Incentive Plan (filed as Exhibit 10.18 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.22+ Baker Hughes Incorporated 1998 Employee Stock Option Plan, as amended by Amendment No. 1999-1 to 1998 Employee Stock Option Plan (filed as Exhibit 10.3 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2003).

10.23+ Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan (filed as Exhibit 4.4 to Registration Statement No. 333-87372 of Baker Hughes Incorporated on Form S-8 filed May 1, 2002).

10.24+ Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan (filed as Exhibit 10.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2003).

10.25+ Amendment to 2002 Director & Officer Long-Term Incentive Plan, effective as of October 27, 2005 (filed as Exhibit 10.3 of Baker Hughes Incorporated to Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

10.26 Baker Hughes Incorporated Employee Stock Purchase Plan, as amended and restated, effective as of March 3, 2003 (filed as Exhibit 10.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2003).

10.27+ Form of Stock Option Agreement for executive officers effective October 1, 1998 (filed as Exhibit 10.37 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2000).

10.28+ Form of Nonqualified Stock Option Agreement for directors effective October 25, 1998 (filed as Exhibit 10.39 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December,31, 2000).

10.29+ Form of Baker Hughes Incorporated Nonqualified Stock Option Agreement for executive officers, dated January 24, 2001 (filed as Exhibit 10.41 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.30 Form of Baker Hughes Incorporated Nonqualified Stock Option Agreement for employees, dated January 30, 2002 (filed as Exhibit 10.43 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.31 Form of Baker Hughes Incorporated Incentive Stock Option Agreement for employees, dated January 30, 2002 (filed as Exhibit 10.44 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2001).

10.32+ Form of Baker Hughes Incorporated Stock Option Award Agreements, with Terms and Conditions (filed as Exhibit 10.46 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2002).

10.33+ Form of Baker Hughes Incorporated Performance Award Agreement, including Terms and Conditions for certain executive officers (filed as Exhibit 10.4 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2004).

10.34+ Form of Restricted Stock Award Resolution, including Terms and Conditions (filed as Exhibit 10.3 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2004).

10.35+ Form of Baker Hughes Incorporated Restricted Stock Award Agreement (filed as Exhibit 10.54 to Annual Report on Form 10-K for the year ended December 31, 2004).

10.36+ Form of Baker Hughes Incorporated Restricted Stock Award Terms and Conditions (filed as Exhibit 10.54 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2004).

10.37* Form of Baker Hughes Incorporated Restricted Stock Unit Agreement, including Terms and Conditions.

10.38 Form of Baker Hughes Incorporated Restricted Stock Unit Agreement (filed as Exhibit 10.54 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2004).

10.39 Form of Baker Hughes Incorporated Restricted Stock Unit Terms and Conditions (filed as Exhibit 10.54 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2004).

10.40+ Form of Baker Hughes Incorporated Restricted Stock Award, including Terms and Conditions for directors (filed as Exhibit 10.40 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2005).

10.41+ Form of Baker Hughes Incorporated Stock Option Award Agreement, including Terms and Conditions for directors (filed as Exhibit 10.41 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2005).

10.42+* Form of Baker Hughes Incorporated Performance Unit Award Agreement, including Terms and Conditions.

10.43+ Form of Baker Hughes Incorporated Performance Unit Award Agreement, including Terms and Conditions (filed as Exhibit 10.42 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2005).

10.44+ Performance Goals for the Performance Unit Award granted in 2006 (filed as Exhibit 10.43 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2005).

10.45+ Form of Performance Goals for the Performance Unit Awards (filed as Exhibit 10.44 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2006).

10.46+* Compensation Table for Named Executive Officers and Directors.

10.47 Form of Credit Agreement, dated as of July 7, 2005, among Baker Hughes Incorporated, JPMorgan Chase Bank, N.A., as Administrative Agent and fourteen lenders for $500 million, in the aggregate for all banks (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed July 11, 2005).

10.48 First Amendment to the Credit Agreement dated June 7, 2006, among Baker Hughes Incorporated and fifteen banks for $500 million, in the aggregate for all banks (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed on June 12, 2006).

10.49 Second Amendment to the Credit Agreement dated June 7, 2006, among Baker Hughes Incorporated and fifteen banks for $500 million, in the aggregate for all banks (filed as Exhibit 10.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2007).

10.50 Agreement of Resignation, Appointment and Acceptance by and among Baker Hughes Incorporated, Citibank, N.A. and the Bank of New York Trust Company, N.A. dated as of April 26, 2007, effective May 1, 2007 (filed as Exhibit 10.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

10.51 Agreement and Plan of Merger among Baker Hughes Incorporated, Baker Hughes Delaware I, Inc. and Western Atlas Inc. dated as of May 10, 1998 (filed as Exhibit 10.30 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.52 Tax Sharing Agreement dated October 31, 1997, between Western Atlas Inc. and UNOVA Inc. (filed as Exhibit 10.31 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.53+ Employee Benefits Agreement dated October 31, 1997, between Western Atlas Inc. and UNOVA Inc. (filed as Exhibit 10.32 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.54 Deferred Prosecution Agreement between Baker Hughes Incorporated and the United States Department of Justice filed on April 26, 2007, with the United States District Court of Texas, Houston Division (filed as Exhibit 10.4 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

10.55 Plea Agreement between Baker Hughes Services International, Inc. and the United States Department of Justice filed on April 26, 2007, with the United States District Court of Texas, Houston Division (filed as Exhibit 10.5 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

21.1* Subsidiaries of Registrant.

23.1* Consent of Deloitte & Touche LLP.

31.1* Certification of Chad C. Deaton, Chief Executive Officer, dated February 21, 2008, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

31.2* Certification of Peter A. Ragauss, Chief Financial Officer, dated February 21, 2008, pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

32* Statement of Chad C. Deaton, Chief Executive Officer, and Peter A. Ragauss, Chief Financial Officer, dated February 21, 2008, furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended.

99.1 Administrative Proceeding, File No. 3-10572, dated September 12, 2001, as issued by the Securities and Exchange Commission (filed as Exhibit 99.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed on September 19, 2001).

99.2 Baker Hughes Incorporated Information document filed on April 26, 2007, by the United States Attorney's Office for the Southern District of Texas and the United States Department of Justice (filed as Exhibit 99.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

99.3 Baker Hughes Services International, Inc. Information document filed on April 26, 2007, by the Untied States Attorney's Office for the Southern District of Texas and the United States Department of Justice (filed as Exhibit 99.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

99.4 Sentencing Memorandum and Motion for Waiver of Pre-Sentence Investigation of Baker Hughes Services International, Inc. (filed as Exhibit 99.3 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

99.5 Baker Hughes Services International, Inc. Sentencing Letter from the United States Department of Justice dated April 24, 2007 (filed as Exhibit 99.4 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

99.6 The Complaint by the Securities and Exchange Commission vs. Baker Hughes Incorporated filed on April 26, 2007, with the United States District Court of Texas, Houston Division (filed as Exhibit 99.5 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

99.7 Final Judgment by the Securities and Exchange Commission as to Defendant Baker Hughes Incorporated dated and filed on May 1, 2007, with the United States District Court of Texas, Houston Division (filed as Exhibit 99.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2007).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAKER HUGHES INCORPORATED

Date: February 21, 2008.

/s/CHAD C. DEATON
Chad C. Deaton
Chairman of the Board, President and Chief Executive Officer

KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Chad C. Deaton and Peter A. Ragauss, each of whom may act without joinder of the other, as their true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/CHAD C. DEATON (Chad C. Deaton)	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	February 21, 2008
/s/PETER A. RAGAUSS (Peter A. Ragauss)	Senior Vice President and Chief Financial Officer (principal financial officer)	February 21, 2008
/s/ALAN J. KEIFER (Alan J. Keifer)	Vice President and Controller (principal accounting officer)	February 21, 2008
/s/LARRY D. BRADY (Larry D. Brady)	Director	February 21, 2008
/s/CLARENCE P. CAZALOT, JR. (Clarence P. Cazalot, Jr.)	Director	February 21, 2008
/s/EDWARD P. DJEREJIAN (Edward P. Djerejian)	Director	February 21, 2008
/s/ANTHONY G. FERNANDES (Anthony G. Fernandes)	Director	February 21, 2008
/s/CLAIRE W. GARGALLI (Claire W. Gargalli)	Director	February 21, 2008
/s/PIERRE H. JUNGELS (Pierre H. Jungels)	Director	February 21, 2008
/s/JAMES A. LASH (James A. Lash)	Director	February 21, 2008
/s/JAMES F. MCCALL (James F. McCall)	Director	February 21, 2008
/s/J. LARRY NICHOLS (J. Larry Nichols)	Director	February 21, 2008
/s/H. JOHN RILEY, JR. (H. John Riley, Jr.)	Director	February 21, 2008
/s/CHARLES L. WATSON (Charles L. Watson)	Director	February 21, 2008

BAKER HUGHES INCORPORATED
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

			Deductions			
(In millions)	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Reversal of Prior Deductions[1]	Write-offs[2]	Charged to Other Accounts[3]	Balance at End of Period
Year ended December 31, 2007:						
Reserve for doubtful accounts receivable	$ 50.5	$ 36.2	$ (14.2)	$ (10.0)	$ (3.5)	$ 59.0
Reserve for inventories	211.7	43.4	–	(37.2)	3.3	221.2
Year ended December 31, 2006:						
Reserve for doubtful accounts receivable	51.4	27.5	(20.2)	(11.3)	3.1	50.5
Reserve for inventories	201.3	44.9	–	(38.8)	4.3	211.7
Year ended December 31, 2005:						
Reserve for doubtful accounts receivable	50.2	28.3	(14.8)	(8.0)	(4.3)	51.4
Reserve for inventories	220.0	31.4	–	(42.1)	(8.0)	201.3

(1) Represents the reversals of prior accruals as receivables are collected.

(2) Represents the elimination of accounts receivable and inventory deemed uncollectible or worthless.

(3) Represents reclasses, currency translation adjustments and divestitures.

GOVERNANCE AT BAKER HUGHES

Baker Hughes Corporate Governance Guidelines –

Our board's Corporate Governance Guidelines regulate its relationship with stockholders, the conduct of the company's affairs and its relationship with our senior executive management. The guidelines recognize that the board has a separate and unique role as the link in the chain of authority between the stockholders and senior executive management. The Corporate Governance Guidelines can be accessed electronically at www.bakerhughes.com in the "About Baker Hughes" section.

The Baker Hughes board consists of 12 directors, including 11 independent non-management directors. The company's bylaws allow the board to have between 9 and 12 members. Expansion above 12 members requires an affirmative vote of 75% of the members of the board. The sole inside director is Chad C. Deaton, Chairman of the Board, President and Chief Executive Officer of Baker Hughes. Director H. John Riley serves as the Lead Director.

Directors are elected annually. Independent non-management directors cannot stand for re-election at the annual meeting of stockholders following their 72nd birthday, and must resign if attendance at board and committee meetings falls below 66%. The board may waive these requirements if it believes retention of the board member is in the best interest of our company. In addition, any nominee for director who receives a "withhold" vote representing a majority of the votes cast for his or her election is required to submit a letter of resignation to the Board's Governance Committee. The Governance Committee would recommend to the Board whether or not the resignation should be accepted.

Baker Hughes Directors At A Glance

- All 11 independent non-management directors serve on no more than three other public boards.
- The average age of the directors is 64. The average tenure on the board is approximately seven years.
- The diversity of principal occupations represented on our board includes Diplomacy (Djerejian), Diversified Industrial and Manufacturing (Fernandes and Riley), Energy (Cazalot, Jungels, Nichols and Watson), Executive Search (Gargalli), Finance (McCall), High Technology (Lash), Industrial Technologies (Brady) and Oilfield Services (Deaton).
- The board has five meetings scheduled in 2008.
- In 2007, the board held seven meetings and all directors attended at least 75% of all committee and board meetings.
- All six members of the Audit/Ethics Committee meet the SEC requirements of an "audit committee financial expert." The board has named Anthony G. Fernandes as its financial expert.
- The Audit/Ethics, Compensation, Finance and Governance Committees are all comprised solely of independent non-management directors.
- The board conducts continuing director education and director orientation.

Committees of the Board

The board has five standing committees – Audit/Ethics, Compensation, Finance, Governance and Executive. The Audit/Ethics, Compensation and Governance Committees are comprised solely of independent non-management directors in accordance with NYSE corporate governance listing standards. The Finance Committee is also comprised of independent non-management directors. Additionally, the board has adopted charters for the Audit/Ethics, Compensation and Governance Committees that comply with the requirements of the NYSE standards, applicable provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and SEC rules. Each of the charters has been posted and is available for public viewing in the "About Baker Hughes" section of our website at www.bakerhughes.com. The Audit/Ethics Committee met nine times in 2007. The Compensation Committee met four times in 2007. The Finance Committee met twice in 2007. The Governance Committee met four times in 2007. The Executive Committee met once in 2007. Independent non-management directors meet without the CEO on a regular basis.

The Audit/Ethics Committee is comprised of six independent non-management directors and is responsible for assisting the board with the oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualification and independence of our independent registered public accounting firm and the performance of our internal audit function.

The Committee:

- selects the independent registered public accounting firm used by the company and reviews their performance;
- reviews financial reporting and disclosure issues with management and the internal auditors;
- establishes guidelines with respect to earnings news releases and the financial information and earnings guidance provided to analysts;
- meets periodically with management, the internal auditors and the independent registered public accounting firm to review the work of each. The independent registered public accounting firm and internal auditors have full and free access to the Audit/Ethics Committee, without management present, to discuss auditing and financial reporting matters;
- reviews and pre-approves audit and non-audit fees;
- provides assistance to the board in overseeing matters related to risk analysis and risk management;
- annually reviews compliance with our Business Code of Conduct and Foreign Corrupt Practices Act policies. The Baker Hughes Business Code of Conduct and Code of Ethical Conduct Certifications are available on our website;
- prepares an annual report to stockholders which is published in our proxy statement (contained herein) and made available on our website.

The Compensation Committee is comprised of five independent non-management directors and is responsible for seeing that the senior executives of our company are compensated effectively in a manner that is consistent with our compensation strategy, internal equity compensation considerations and competitive practice.

The Committee:

- reviews our compensation strategy to ensure that management is rewarded appropriately for its contributions to growth and profitability, and that executive compensation supports both company and stockholder interests;
- reviews our long-term equity incentive plans (and makes grants thereunder), employee retirement income plans, the employee thrift plan and the employee stock purchase plan;
- annually approves revisions to our annual salary increase guidelines and sets bonus goals;
- approves salary and bonus awards to key executives;
- recommends incentive compensation and stock award plans for approval by stockholders;
- annually reviews management succession plans;
- annually reviews levels of stock ownership by officers in accordance with our stock ownership policy;
- reviews disclosures in compensation discussion and analysis and prepares an annual report to stockholders which are published in our proxy statement (contained herein) and are available on our website.

The Finance Committee is comprised of six independent non-management directors and is responsible for reviewing and monitoring the financial planning and actions taken that are related to the financial structure of our company.

The Committee:

- reviews and approves for recommendation to the board any public equity offerings, public debt offerings or other debt arrangements, issuances of warrants, options or convertible or exchangeable securities, loans to third parties and dividend policy changes;
- periodically reviews our activities with credit rating agencies and monitors key financial ratios;
- annually reviews our policies regarding approval levels for capital expenditures;
- periodically reviews our policy and controls with regard to derivatives and foreign exchange exposure;
- annually reviews our insurance programs.

The Governance Committee is comprised of five independent non-management directors and is responsible for all governance related matters overseen by the board, including recruiting and recommending candidates for election to the board, reviewing the criteria for board membership against the current needs of the board, recommending directors' fees and monitoring compliance with the Corporate Governance Guidelines.

The Committee:

- annually reviews the structure of the board and the skills and experiences of its members, to assure that the proper skills and diversity of experience are represented on the board;
- assesses the board contributions of the directors and recommends to the board if the director should be re-nominated at the next annual meeting;
- annually reviews board compensation and compensation methods;
- reviews outside directorships in other companies by Baker Hughes' senior officers;
- reviews and recommends directors' fees;
- annually reviews our Policy Statement of Shareholder Rights Plans which is on our website;
- periodically reviews compliance with our environmental policy. The Baker Hughes Environmental Policy is available on our website.

		Committee*							
Directors	Age	Executive	Audit/Ethics	Governance	Finance	Compensation	Employee	Independent	Director Since
Chad C. Deaton	55	C					X		2004
Larry D. Brady	65		M		M			X	2004
Clarence P. Cazalot, Jr.	57	M	M	C				X	2002
Edward P. Djerejian	68			M		M		X	2001
Anthony G. Fernandes	62		M		C			X	2001
Claire W. Gargalli	65				M	M		X	1998
Pierre H. Jungels	64				M	M		X	2006
James A. Lash	63		M		M			X	2002
James F. McCall	73		C	M				X	1996
J. Larry Nichols	65		M			M		X	2001
H. John Riley, Jr.	67	M		M		C		X	1997
Charles L. Watson	58	M		M	M			X	1998

* M=Member; C=Chairman

Resources

The following information is available at *investor.bakerhughes.com*

- Corporate Governance Guidelines
- Governance Committee
- Audit/Ethics Committee Charter
- Audit/Ethics Committee Annual Report
- Finance Committee Charter
- Compensation Committee Charter
- Compensation Committee Annual Report
- Executive Committee Charter
- Code of Ethical Conduct Certification
- Policy Statement on Shareholder Rights Plans
- Business Code of Conduct
- Environmental Policy
- Biographies of Board Members
- Biographies of Executive Officers

Ownership Structure

Investors	Source	Shares (millions)	% of Total
AllianceBernstein	(12/07, 13F)	32.4	10.3%
Capital Research Global Investors	(12/07, 13F)	22.0	7.0%
Dodge & Cox	(12/07, 13F)	19.8	6.3%
Capital World	(12/07, 13F)	17.2	5.4%
T. Rowe Price	(12/07, 13F)	17.0	5.4%
State Street	(12/07, 13F)	10.6	3.3%
Goldman Sachs	(12/07, 13F)	10.1	3.2%
Vanguard Group	(12/07, 13F)	9.4	3.0%
Barclays	(12/07, 13F)	9.1	2.9%
Fidelity Management	(12/07, 13F)	8.0	2.5%
Top 10 investors		155.6	49.3%
Other institutional investors		135.0	42.8%
Other holders		24.8	7.9%

New York Stock Exchange

Last year our Annual CEO Certification, without qualifications, was timely submitted to the NYSE. Also, we have filed our certifications required under SOX as exhibits to our Form 10-K.

Important Stockholder Dates

Q108 Earnings News Release*	4/22/08
2008 Annual Meeting	4/24/08
Q208 Earnings News Release*	7/22/08
Q308 Earnings News Release*	10/21/08

* Dates subject to change without notice

Independent Registered Public Accounting Firm

In 2007, we paid our independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, audit fees of $10.2 million; audit-related fees of $0.1 million, and tax fees of $1.2 million primarily for the preparation of income, payroll, value added and other tax returns.

Corporate Officers

Chad C. Deaton
Chairman, President and Chief Executive Officer

Martin S. Craighead
Vice President and Group President,
Drilling and Evaluation

Paul S. Butero
Vice President and President, INTEQ

Stephen K. Ellison
Vice President and President, Baker Atlas

Gary G. Rich
Vice President and President,
Hughes Christensen

Richard L. Williams
Vice President and President,
Baker Hughes Drilling Fluids

David H. Barr
Vice President and Group President,
Completion and Production

Christopher P. Beaver
Vice President and President,
Baker Oil Tools

Nelson Ney
Vice President and President, Centrilift

John A. O'Donnell
Vice President and President,
Baker Petrolite

David E. Emerson
Vice President, Corporate Development

Peter A. Ragauss
Senior Vice President and
Chief Financial Officer

Alan J. Keifer
Vice President and Controller

John H. Lohman, Jr.
Vice President, Tax

Jan Kees van Gaalen
Vice President and Treasurer

Alan R. Crain
Senior Vice President and General Counsel

Sandra E. Alford
Corporate Secretary

Jay G. Martin
Vice President, Chief Compliance Officer
and Senior Deputy General Counsel

Didier Charreton
Vice President, Human Resources

Board of Directors



Larry D. Brady
Former Chairman and
Chief Executive Officer,
Intermec, Inc



Clarence P. Cazalot, Jr.
President and Chief
Executive Officer,
Marathon Oil Corporation



Chad C. Deaton
Chairman, President and
Chief Executive Officer,
Baker Hughes Incorporated



Edward P. Djerejian
Director, James A Baker III
Institute for Public Policy,
Rice University



Anthony G. Fernandes
Former Chairman, President
and Chief Executive Officer,
Phillip Services Corporation



Claire W. Gargalli
Former Vice Chairman,
Diversified Search and
Diversified Health
Search Companies



Pierre H. Jungels, CBE
Former President of the
Institute of Petroleum



James A. Lash
Chairman, Manchester
Principal LLC



James F. McCall
Lt General, U S Army
(Retired) and Former
Executive Director of the
American Society of Military
Comptrollers



J. Larry Nichols
Chairman and Chief
Executive Officer,
Devon Energy Corporation



H. John Riley, Jr.
Former Chairman, Cooper
Industries, Ltd



Charles L. Watson
Managing Director, Lehman
Brothers, Chairman, Eagle
Energy Partners and Wincrest
Ventures L P

Stockholder Information
Transfer Agent and Registrar
Mellon Investor Services, LLC
480 Washington Boulevard
Jersey City, NJ 07310
(888) 216-8057

Stock Exchange Listings
Ticker Symbol "BHI"
New York Stock Exchange, Inc.
SWX Swiss Exchange

Investor Relations Office
Gary R. Flaharty
Director, Investor Relations
Baker Hughes Incorporated
P.O. Box 4740
Houston, Texas 77210-4740
ir@bakerhughes.com

Form 10-K
Additional copies of the company's Annual Report to the Securities and Exchange Commission (Form 10-K) are available by writing to Baker Hughes Investor Relations.

Annual Meeting
The company's Annual Meeting of Stockholders will be held at 9:00 a.m. Central Time on April 24, 2008 at the Plaza Banquet Room
2777 Allen Parkway
Houston, Texas 77019-2118

Corporate Office Location and Mailing Address
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
Telephone: (713) 439-8600
P.O. Box 4740
Houston, Texas 77210-4740

Website
www.bakerhughes.com
Baker Hughes
Information Systems
(888) 408-4244

As a Baker Hughes stockholder, you are invited to take advantage of our convenient stockholder services or request more information about Baker Hughes

Mellon Investor Services, our transfer agent, maintains the records for our registered stockholders and can help you with a variety of stockholder related services at no charge including

- Change of name or address
- Duplicate mailings
- Lost stock certificates
- Additional administrative services
- Consolidation of accounts
- Dividend reinvestment enrollment
- Transfer of stock to another person

Access your investor statements online 24 hours a day, 7 days a week with MLink℠
For more information, go to www.melloninvestor.com/ISD



Baker Hughes Incorporated

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

P.O. Box 4740
Houston, TX 77210-4740

(713) 439-8600

www.bakerhughes.com

END